Exhibit 2.1

Execution Version

TRANSACTION AGREEMENT

by and among

HORIZON ACQUISITION CORPORATION,

HORIZON SPONSOR, LLC,

HOYA TOPCO, LLC,

HOYA INTERMEDIATE, LLC

AND

VIVID SEATS INC.

dated as of April 21, 2021

Exhibits

Exhibit A	Form of Surviving Corporation Charter

Exhibit B	Form of Surviving Corporation Bylaws

Exhibit C	Form of Registration Rights Agreement

Exhibit D	Form of Tax Receivable Agreement

Exhibit E	Form of PIPE Subscription Agreement

Exhibit F	Form of Second A&R LLCA

Exhibit G	Form of Incentive Equity Plan

Exhibit H	Form of Employee Stock Purchase Plan

Exhibit I	Form of Stockholders’ Agreement

Exhibit J	Plan of Merger

TRANSACTION AGREEMENT

This Transaction Agreement, dated as of April 21, 2021 (this “Agreement”), is made and entered into by and among Horizon Acquisition Corporation, a Cayman Islands exempted company (“Horizon”), Horizon Sponsor, LLC, a Delaware limited liability company (“Sponsor”, and together with Horizon, the “Horizon Entities”), Hoya Topco, LLC, a Delaware limited liability company (“Topco”), Hoya Intermediate, LLC, a Delaware limited liability company (“Intermediate”), and Vivid Seats Inc., a Delaware corporation and a direct wholly owned subsidiary of Intermediate (“VS PubCo” and collectively with Topco and Intermediate, the “VS Entities”).

RECITALS

WHEREAS, Horizon is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to the Merger (as defined below), the VS Entities shall effect the Pre-Closing Restructuring (as defined below);

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the Delaware General Corporation Law (as amended, the “DGCL”) and the Cayman Islands Companies Act (as amended, the “CICA”), Horizon will merge with and into VS PubCo (the “Merger”), the separate corporate existence of Horizon will cease and VS PubCo will be the surviving corporation of the Merger (hereinafter referred to for the periods at and after the Effective Time (as defined below) as the “Surviving Corporation”);

WHEREAS, for U.S. federal (and applicable state and local) income Tax purposes, it is intended that (i) the Merger qualifies as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and (ii) this Agreement constitutes a “plan of reorganization,” with respect to the Merger, within the meaning of Section 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);

WHEREAS, on the date hereof, Sponsor and Horizon will enter into that certain exchange agreement (the “Exchange Agreement”) whereby, effective at least one day prior to, and conditioned upon, the consummation of the Merger, Sponsor shall irrevocably tender to Horizon 13,599,608 shares of Horizon Class B Common Stock for cancellation in exchange for (i) warrants to purchase 17,000,000 shares of Horizon Class A Common Stock at an exercise price of $10.00 per share (the “Horizon $10.00 Exercise Warrants”), (ii) warrants to purchase 17,000,000 shares of Horizon Class A Common Stock at an exercise of $15.00 per share (the “Horizon $15.00 Exercise Warrants”) and (iii) 50,000 shares of Horizon Class A Common Stock, as more particularly set forth therein (collectively, the “Sponsor Exchange”);

WHEREAS, upon the Effective Time, each share of Horizon Common Stock (as defined below) will be converted into one share of Class A Common Stock of the Surviving Corporation, par value $0.0001 per share (“Class A Common Stock”), as set forth in this Agreement, and each Horizon Warrant that is issued and outstanding immediately prior to the Effective Time will become a Surviving Corporation Common Warrant exercisable for Class A Common Stock in accordance with the terms of the applicable Warrant Agreement;

WHEREAS, on the date hereof, the PIPE Investors (as defined below) have agreed to purchase shares of Class A Common Stock at a price per share equal to $10.00 at the Closing immediately following the Effective Time, in each case, pursuant to subscription agreements (“PIPE Subscriptions”) substantially in the form attached hereto as Exhibit E (the “PIPE Subscription Agreements”);

WHEREAS, Sponsor has delivered to the VS Entities a duly executed Sponsor Support Agreement (as defined below) as of the date hereof;

WHEREAS, at the Closing, the Amended and Restated Limited Liability Agreement of Intermediate, dated as of June 30, 2017, as amended by that First Amendment, dated as of January 25, 2018 (the “Current LLCA”) shall be amended and restated substantially in the form attached hereto as Exhibit F (the “Second A&R LLCA”);

WHEREAS, at the Closing and immediately following the effectiveness of the Second A&R LLCA, pursuant to the Crescent Purchase Agreement, VS PubCo will purchase all of the issued and outstanding capital stock of each of CM6B Vivid Equity, Inc., CM6C Vivid Equity, Inc., CM7B VS Equity, LLC and CM7C VS Equity, LLC (collectively, the “Crescent Blockers”, and the outstanding capital stock of the Crescent Blockers, the “Crescent Blocker Shares”) from the Blocker Sellers (as defined below) in exchange for the Blocker Purchase Price (as defined below) (the “Blocker Purchase”);

WHEREAS, at the Closing and immediately following the effectiveness of the Second A&R LLCA and the Blocker Purchase, Intermediate will issue to VS PubCo (i) the VS PubCo Matching Intermediate Common Units (as defined below) and (ii) the VS PubCo Matching Intermediate Warrants (as defined below) (clauses (i) and (ii) together, the “Intermediate Contribution and Issuance”), in each case in exchange for the Intermediate Contribution Amount (as defined below);

WHEREAS, at the Closing and immediately following the effectiveness of the Second A&R LLCA, the Blocker Purchase and the Intermediate Contribution and Issuance, pursuant to the Crescent Purchase Agreement, Intermediate will redeem 100% of the Intermediate Common Units held by the Redeemed Crescent Parties (as defined below) in exchange for the Redemption Price (as defined below) (the “Crescent Redemption”);

WHEREAS, at the Closing and immediately following the effectiveness of the Second A&R LLCA, the Surviving Corporation shall issue shares of Class B Common Stock of the Surviving Corporation, par value $0.0001 per share (“Class B Common Stock”), to Topco as set forth herein; and

WHEREAS, each of the Board of Directors of Horizon and the Board of Directors of VS PubCo has (i) determined that it is advisable for and in the best interests of such party and its stockholder(s) to enter into this Agreement and the Transactions (as defined below), (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the Transactions, (iii) with respect to the Board of Directors of Horizon determined that it is advisable for and in the best interests of Horizon to approve and enter into the Plan of Merger and recommended the approval of the Transaction Proposals by the Horizon Stockholders and (iv) with respect to the Board of Directors of VS PubCo, recommended the approval of the Merger by Intermediate.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the Horizon Entities and the VS Entities agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1           Definitions. As used herein, the following terms shall have the following meanings:

“2020 Warrant Agreement” means the Warrant Agreement, dated as of August 25, 2020, between Horizon and the Warrant Agent.

“Acquisition Proposal” means, as to any Person, other than the Transactions and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of such Person and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) such Person or (y) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) such Person or (ii) one or more Subsidiaries of such Person holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of such Person and its Subsidiaries.

“Action” means any claim, action, suit, charge, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning specified in the Preamble.

“Agreement End Date” has the meaning specified in Section 9.1(e).

“Ancillary Agreements” has the meaning specified in Section 10.10.

“Anti-Bribery Laws” means the anti-bribery provisions of the Foreign Corrupt Practices Act of 1977, as amended, and all other applicable anti-corruption and bribery Laws (including the U.K. Bribery Act 2010, and any rules or regulations promulgated thereunder or other Laws of other countries implementing the OECD Convention on Combating Bribery of Foreign Officials).

“Antitrust Laws” means the United States Sherman Antitrust Act of 1890, the United States Clayton Act of 1914, the HSR Act, the United States Federal Trade Commission Act of 1914, and all other domestic and foreign Laws, including foreign merger control and other competition Laws, issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Applicable Tax Position” has the meaning specified in Section 7.3(a)(iv).

“Available Horizon Cash” has the meaning specified in Section 6.1(a).

“Blocker Purchase” has the meaning specified in the Recitals.

“Blocker Purchase Price” has the meaning set forth in the Crescent Purchase Agreement.

“Blocker Sellers” has the meaning set forth in the Crescent Purchase Agreement.

“Business Combination” has the meaning set forth in the Horizon Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the Transactions), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“CARES Act” means (i) the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Authority (including IRS Notices 2020-22 and 2020-65), or any other Law or executive order or executive memorandum (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19 (in each case, including any comparable provisions of state, local or non-U.S. Law and including any related or similar orders or declarations from any Governmental Authority) and (ii) any extension of, amendment, supplement, correction, revision or similar treatment to any provision of the CARES Act, the Families First Coronavirus Response Act of 2020 (H.R. 6201), and “Division N - Additional Coronavirus Response and Relief” of the Consolidated Appropriations Act, 2021 (H.E. 133) contained in the Consolidated Appropriations Act, 2021, H.R. 133.

“CBA” has the meaning specified in Section 3.12(a)(i).

“CICA” has the meaning set forth in the Recitals.

“Class A Common Stock” has the meaning specified in the Recitals.

“Class B Common Stock” has the meaning specified in the Recitals.

“Class B Issuance” has the meaning specified in Section 2.8.

“Closing” has the meaning specified in Section 2.9.

“Closing Date” has the meaning specified in Section 2.9.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Stock Conversion” has the meaning specified in Section 2.2(a).

“Company Benefit Plan” has the meaning specified in Section 3.13(a).

“Company Cure Period” has the meaning specified in Section 9.1(e).

“Company Indemnified Parties” has the meaning specified in Section 5.8(a).

“Company Intellectual Property” means, collectively, the Owned Intellectual Property and the Licensed Intellectual Property.

“Company Material Adverse Effect” means any event, series of events, condition, state of facts, development, change, circumstance, occurrence or effect (collectively, “Events”) that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, results of operations or financial condition of Topco and its Subsidiaries, taken as a whole or (ii) the ability of the VS Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required by or, with respect to Sections 7.1, 7.2 or 7.4, permitted to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, or any declaration of a national emergency by any Governmental Authority, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, or social conditions, (f) any failure in and of itself of the VS Companies to meet any projections or forecasts, provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the VS Companies operate, (h) any action taken by, or at the request of, or with the express consent of Horizon; provided, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the VS Companies relative to other participants in the industries in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect.

“Company Registered Intellectual Property” has the meaning specified in Section 3.18(a).

“Confidentiality Agreement” has the meaning specified in Section 10.10.

“Constituent Corporations” has the meaning specified in Section 2.1(a).

“Contracts” means any contracts, agreements, subcontracts, leases, commitments, undertakings and purchase orders, whether written or oral.

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains and sequences), including any resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“COVID-19 Tax Measure” means any legislation or order enacted or issued by any Relevant Authority with respect to any Tax matter in response to COVID-19 (including, without limitation, the CARES Act and the Memorandum for the Secretary of the Treasury signed by President Trump on August 8, 2020)) and any administrative authority issued pursuant to such legislation or order or otherwise issued with respect to any Tax matter in response to COVID-19 (including, without limitation, IRS Notice 2020-65).

“Crescent Blocker Shares” has the meaning specified in the Recitals.

“Crescent Blockers” has the meaning specified in the Recitals.

“Crescent Redemption” has the meaning specified in the Recitals.

“Crescent Purchase Agreement” means that certain purchase, sale and redemption agreement, dated as of the date hereof, among VS PubCo, Intermediate, Topco, the Blocker Sellers, the Redeemed Crescent Parties and the other parties thereto to effect, among others, the Crescent Redemption and the Blocker Purchase, as amended or modified from time to time.

“Current LLCA” has the meaning specified in the Recitals.

“D&O Indemnified Parties” has the meaning specified in Section 5.8(a).

“Data Room” means the virtual data room titled “Project Sports” hosted by Donnelly Financial Solutions at https://wwwna2.dfsvenue.com/p/2021002721/_layouts/v01/rrdsunprogs/documentlibrary.aspx#/docLib

“Designated Jurisdiction” means any country or territory to the extent that such country or territory is the subject of any Sanction.

“DGCL” has the meaning specified in the Recitals.

“Disclosure Letter” means, as applicable, the VS Disclosure Letter or the Horizon Disclosure Letter.

“Dividend Window” has the meaning specified in Section 2.6.

“Dollars” or “$” means lawful money of the United States.

“Effective Time” has the meaning specified in Section 2.1(f).

“Environmental Laws” means any and all Laws relating to the protection of the environment or natural resources, pollution or worker health or safety, including as it relates to Hazardous Materials exposure.

“ERISA” has the meaning specified in Section 3.13(a).

“ERISA Affiliate” means any corporation or trade or business, whether or not incorporated, that together with any of the VS Companies company would, at any relevant time, be deemed to be a single employer pursuant to Section 4001(b) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“ESPP” has the meaning specified in Section 7.5.

“Event” has the meaning specified in the definition of Company Material Adverse Effect.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 2.2(d)(i).

“Exchange Agreement” has the meaning specified in the Recitals.

“Financial Statements” has the meaning specified in Section 3.8(a).

“Flow-Thru Tax Returns” means income Tax Returns of the VS Companies in respect of any Pre-Closing Tax Period for which the items of income, deductions, credits, gains or losses are passed through to the direct or indirect equityholders of the applicable VS Company under applicable Law (including, for the avoidance of doubt, any Form 1065 of any VS Company).

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal agreements and instruments by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of an exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, national, state, provincial or municipal government, or any political subdivision thereof, and any agency, commission, department, board, bureau, official, minister, arbitral body (public or private), tribunal or court, whether national, state, provincial, local, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of a nation, state, province or municipal government, or any political subdivision thereof, including any authority having governmental or quasi-governmental powers, domestic or foreign.

“Governmental Authorization” has the meaning specified in Section 3.5.

“Governmental Order” means any order, judgment, injunction, decision, decree, writ, stipulation, determination, directive or award, in each case, entered or issued by or with any Governmental Authority.

“Governmental Permit” means any consent, franchise, approval, registration, variance, license, permit, grant, certificate, registration or other authorization or approval of a Governmental Authority or pursuant to any Law.

“Hazardous Materials” means any material, substance, chemical, contaminant, pollutant or waste for which liability or standards of conduct may be imposed, or that is listed, classified or regulated pursuant to Environmental Laws, including petroleum or petroleum products, asbestos or asbestos-containing materials, mold, lead, radioactive materials, polychlorinated biphenyls, or per- or polyfluoroalkyl substances.

“Horizon” has the meaning specified in the Preamble.

“Horizon $10.00 Exercise Warrants” has the meaning specified in the Recitals.

“Horizon $15.00 Exercise Warrants” has the meaning specified in the Recitals.

“Horizon Class A Common Stock” means Class A ordinary shares of Horizon, par value $0.0001 per share.

“Horizon Class B Common Stock” means Class B ordinary shares of Horizon, par value $0.0001 per share.

“Horizon Common Stock” means the Horizon Class A Common Stock and Horizon Class B Common Stock.

“Horizon Common Warrants” means the redeemable public warrants of Horizon which were issued and sold as part of Horizon’s initial public offering.

“Horizon Cure Period” has the meaning specified in Section 9.1(f).

“Horizon Disclosure Letter” has the meaning specified in the introduction to Article IV.

“Horizon Entities” has the meaning specified in the Preamble.

“Horizon Financial Statements” has the meaning specified in Section 4.6(d).

“Horizon Governing Documents” means the amended and restated memorandum and articles of association of Horizon.

“Horizon Indemnified Parties” has the meaning specified in Section 5.8(a).

“Horizon Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, results of operations or financial condition of the Horizon Entities, taken as a whole or (ii) the ability of the Horizon Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Horizon Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action expressly required to be taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), pandemic (including COVID-19, or any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, or any declaration of a national emergency by any Governmental Authority, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, or social conditions, (f) the consummation and effects of any Horizon Share Redemptions, (g) any Events generally applicable to the industries or markets in which the Horizon Entities operate, (h) any action taken by, or at the request of, or with the express consent of the VS Entities; provided, that in the case of each of clauses (a), (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Horizon Entities relative to other participants in the industries in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Horizon Material Adverse Effect. Notwithstanding the foregoing, with respect to Horizon, the amount of the Horizon Share Redemptions or the failure to obtain the Horizon Stockholder Approval shall not be deemed to be a Horizon Material Adverse Effect.

“Horizon Non-Recourse Parties” has the meaning specified in Section 10.16(b).

“Horizon Private Placement Warrants” means the redeemable private placement warrants of Horizon which were issued and sold to Sponsor or its Affiliates as part of Horizon’s private placement units.

“Horizon SEC Filings” has the meaning specified in Section 4.9(f).

“Horizon Securities” has the meaning specified in Section 4.5(a).

“Horizon Share Redemption” means the election of an eligible (as determined in accordance with the Horizon Governing Documents) holder of shares of Horizon Common Stock to have Horizon repurchase the shares of Horizon Common Stock held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account, but net of Taxes payable) (as determined in accordance with the Horizon Governing Documents) in connection with the Transaction Proposals.

“Horizon Share Redemption Amount” means the aggregate amount payable from the Trust Account with respect to all Horizon Share Redemptions.

“Horizon Stockholder Approval” means the approval of those Transaction Proposals identified in clauses (A)-(G) of Section 7.2(b), (i) in the case of clause (A) thereof, by an affirmative vote of the holders of at least two-thirds of the outstanding Horizon Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with applicable Law and the Horizon Governing Documents) at a Horizon Stockholders’ Meeting duly called by the Board of Directors of Horizon and held for such purpose, and (ii) in the case of clauses (B) to (G) thereof, by an affirmative vote of the holders of at least a majority of the outstanding shares of Horizon Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with applicable Law and the Horizon Governing Documents) at a Horizon Stockholders’ Meeting duly called by the Board of Directors of Horizon and held for such purpose.

“Horizon Stockholders” means the stockholders of Horizon as of immediately prior to the Closing.

“Horizon Stockholders’ Meeting” has the meaning specified in Section 7.2(b).

“Horizon Tax Position” has the meaning specified in Section 7.3(a)(iv).

“Horizon Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by Horizon or any of its Subsidiaries or any of their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, and (B) any and all filing fees payable by Horizon or any of its Subsidiaries to the Governmental Authorities in connection with the Transactions.

“Horizon Warrants” means the Horizon Common Warrants, the Horizon Private Placement Warrants, the Horizon $10.00 Exercise Warrants and the Horizon $15.00 Exercise Warrants.

“HSR Act” has the meaning specified in Section 3.5.

“Incentive Equity Plan” has the meaning specified in Section 7.5.

“Incentive Units” has the meaning specified in Section 3.7(a).

“Indebtedness” means, with respect to any Person, (a) all indebtedness for borrowed money, including accrued interest, (b) capitalized lease obligations under GAAP, (c) letters of credit, bank guarantees, bankers’ acceptances and other similar instruments, (d) obligations evidenced by bonds, debentures, notes and similar instruments, (e) interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, (f) all obligations to pay the deferred and unpaid purchase price of property, goods, services and equipment which have been delivered, including “earn outs” and “seller notes” and (g) all breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally, by such Person.

“Intellectual Property” means: (i) patents, patent applications and continuations, continuations-in-part, extensions, divisions, reissues, reexaminations thereof, and patent disclosures, industrial designs, and other intellectual property rights in inventions (whether or not patentable or reduced to practice); (ii) trademarks, service marks, trade dress, trade names, logos, internet domain names, social media handles, and other indicia of source of origin, together with the goodwill associated with any of the foregoing; (iii) intellectual property rights in works of authorship, data and databases, as well as copyrights and mask works; (iv) intellectual property rights in or to software and other technology (including source code and object code); (v) trade secrets and other intellectual property rights in Proprietary Information; (vi) registrations, issuances, and applications for any of the foregoing; and (vii) all other intellectual property rights in any jurisdiction throughout the world.

“Interim Period” has the meaning specified in Section 5.1.

“Intermediate” has the meaning specified in the Preamble.

“Intermediate Common Units” means the common units of Intermediate issued in connection with the Pre-Closing Restructuring and the Intermediate Contribution and Issuance.

“Intermediate Contribution Amount” means an amount equal to (i) the Surviving Corporation Available Cash minus (ii) the Blocker Purchase Price minus (iii) the Tax Liability Amount (as defined in the Crescent Purchase Agreement) plus (iv) the right to receive the Potential Payment (to the extent not paid to the Horizon stockholders prior to the Closing pursuant to Section 2.6).

“Intermediate Contribution and Issuance” has the meaning set forth in the Recitals.

“Intermediate Warrants” has the meaning set forth in Section 2.1(a).

“Intervening Event” has the meaning specified in Section 7.2(c).

“Intervening Event Change in Recommendation” has the meaning specified in Section 7.2(c).

“Intervening Event Notice Period” has the meaning specified in Section 7.2(c).

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“IT Systems” means computers, software, hardware, servers, workstations, routers, hubs, switches, data communications lines, firmware, networks and all other information technology equipment owned, leased or licensed by the VS Companies and used in their business.

“JOBS Act” has the meaning specified in Section 4.6(a).

“Law” means any statute, law, ordinance, rule, regulation, code or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied by any of the VS Companies.

“Legal Proceedings” has the meaning specified in Section 3.10.

“Licensed Intellectual Property” means Intellectual Property that any of the VS Companies license from a third party.

“Lien” means all liens, judgments, charges, easements, servitudes, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, licenses, leases, subleases, restrictions, title retention devices (including the interest of a seller or lessor under any conditional sale agreement or capital lease, or any financing lease having substantially the same economic effect as any of the foregoing), collateral assignments, claims or other encumbrances of any kind whether consensual, statutory or otherwise, and whether filed, recorded or perfected under applicable Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset, but in any event excluding restrictions under applicable securities Laws).

“made available” means that documents were posted in the Data Room at or prior to 5:00 p.m., New York time, on the date that is one (1) day prior to the date of this Agreement and were not removed from the Data Room.

“Merger” has the meaning specified in the Recitals.

“Merger Certificate” has the meaning specified in Section 2.1(f).

“Minimum Available Horizon Cash Amount” has the meaning specified in Section 6.1(a).

“Modification in Recommendation” has the meaning specified in Section 7.2(b).

“Multiemployer Plan” has the meaning specified in Section 3.13(c).

“Non-US Company Benefit Plan” has the meaning specified in Section 3.13(b).

“NYSE” has the meaning specified in Section 3.5.

“OFAC” means the U.S. Office of Foreign Assets Control.

“Open Source Software” means any software that is distributed as “free software,” “open source software,” “shareware” or under a similar licensing or distribution model, including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), or any other license for software that meets the “Open Source Definition” promulgated by the Open Source Initiative.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by the VS Companies.

“Partnership Tax Audit Rules” means Sections 6221 through 6241 of the Code, together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax Laws.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, restrictions and other similar charges or encumbrances that do not materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the real property of which the Leased Real Property is a part, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security and (ix) all other Liens that would not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the VS Companies.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, bank, trust company, trust or other entity, whether or not a legal entity, Governmental Authority or any department, agency or political subdivision thereof.

“Personal Data” means any information which identifies or could reasonable be used to identify, whether alone or in combination with other information, a natural Person, or other information that constitutes “personal information” or “personal data” under applicable Privacy Laws.

“PIPE Investors” means each of the Persons (other than Horizon) that is party to a PIPE Subscription Agreement.

“PIPE Subscription Agreements” has the meaning specified in the Recitals.

“PIPE Subscriptions” has the meaning specified in the Recitals.

“Plan of Merger” has the meaning specified in Section 2.1(f).

“Potential Payment” means the potential payment set forth on Section 1.1 of the Horizon Disclosure Letter.

“Pre-Closing Flow-Thru Tax Return” has the meaning specified in Section 7.3(a)(i).

“Pre-Closing Restructuring” means the restructuring transactions set forth in the Pre-Closing Restructuring Plan; provided that the VS Entities may make amendments to the Pre-Closing Restructuring Plan after the date hereof with the prior written consent of Horizon (not to be unreasonably conditioned, withheld or delayed).

“Pre-Closing Restructuring Plan” means the restructuring transactions set forth in Section 1.1(a) of the VS Disclosure Letter.

“Pre-Closing Tax Period” means any taxable period (or portion thereof) ending on or before the Closing Date, including the portion of any Straddle Period ending on (and including) the Closing Date.

“Privacy Agreements” means all data and privacy related policies (e.g., Privacy and Data Security Policies, acceptable use policies, terms of service, etc.) and other Contracts to which any VS Company is a party whereby such VS Company makes commitments to a third party regarding the processing of Personal Data.

“Privacy Laws” means all Laws concerning or otherwise applicable to data security, data privacy, cyber security and e-commerce, including Federal Trade Commission Act; the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003; the Children’s Online Privacy Protection Act; the California Consumer Privacy Act of 2018; the Computer Fraud and Abuse Act; the Electronic Communications Privacy Act; the Family Educational Rights and Privacy Act; and all other similar international, federal, state, provincial, and local Laws, and in each case, the rules implemented thereunder.

“Proprietary Information” means all trade secrets and all other confidential or proprietary information, including confidential or proprietary know-how, inventions, methodologies, processes, techniques, research and development information, specifications, algorithms, financial, technical, marketing and business data, sales, pricing and cost information, customer information and supplier lists.

“Prospectus” has the meaning specified in Section 10.1.

“Proxy Statement” has the meaning specified in Section 7.2(a)(i).

“Proxy Statement/Registration Statement” has the meaning specified in Section 7.2(a)(i).

“Q1 Financial Statements” has the meaning specified in Section 5.3(a).

“Q2 Financial Statements” has the meaning specified in Section 5.3(b).

“Q3 Financial Statements” has the meaning specified in Section 5.3(b).

“Real Property Leases” has the meaning specified in Section 3.16(a).

“Redeemed Crescent Parties” has the meaning specified in the Recitals.

“Redemption Price” has the meaning set forth in the Crescent Purchase Agreement.

“Registration Rights Agreement” means that certain Registration Rights Agreement substantially in the form attached hereto as Exhibit C.

“Regulatory Approvals” has the meaning specified in Section 8.1(a).

“Related Party” means any of the current or former directors, officers, employees, members, or equityholders (or any child or spouse of any such Person) of any VS Company.

“Related Party Transaction” means all agreements or contracts between any VS Company and/or any of their Subsidiaries, on the one hand, and any Related Party, on the other hand, or any payment between or among such parties other than (i) loans and other extensions of credit to officers and employees of the VS Companies and their Subsidiaries for travel, business or relocation expenses or other employment-related purposes made in the ordinary course of business (ii) the Company Benefit Plans and (iii) commercial transactions entered into in the ordinary course of business on arms’ length terms for the use of services provided by the VS Companies.

“Representatives” has the meaning specified in Section 5.6.

“Sanctions” means any sanction administered or enforced by the United States government (including OFAC), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second A&R LLCA” has the meaning specified in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Solicitation Documents” has the meaning specified in Section 7.2(a)(i).

“Sponsor” has the meaning specified in the Preamble.

“Sponsor Exchange” has the meaning specified in the Recitals.

“Sponsor Support Agreement” means that certain Sponsor Support Agreement, dated as of the date hereof, by and among Sponsor, Horizon and Topco, as amended or modified from time to time.

“Stockholders’ Agreement” means that certain Stockholders’ Agreement by and among Topco, Sponsor and VS PubCo substantially in the form attached hereto as Exhibit I.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Straddle Period Flow-Thru Tax Return” has the meaning specified in Section 7.3(a)(i).

“Subsidiary” means, with respect to a Person, a corporation, general or limited partnership, limited liability company, joint venture, partnership or other entity of which a majority of the economic interests or the voting interests is owned, directly or indirectly, by such Person.

“Surviving Corporation” has the meaning specified in the Recitals.

“Surviving Corporation Available Cash” means the cash and cash equivalents of the Surviving Corporation after giving effect to the PIPE Subscriptions and the Horizon Share Redemptions. For the avoidance of doubt, Surviving Corporation Available Cash excludes cash and cash equivalents of Intermediate and its Subsidiaries.

“Surviving Corporation Bylaws” has the meaning specified in Section 5.9.

“Surviving Corporation Charter” has the meaning specified in Section 5.9.

“Surviving Corporation Common Stock” means the Class A Common Stock and the Class B Common Stock.

“Surviving Corporation Common Warrants” means warrants for Class A Common Stock (which, with respect to the Horizon Common Warrants and the Horizon Private Placement Warrants, shall be in the applicable form set forth in the 2020 Warrant Agreement and, with respect to the Horizon $10.00 Exercise Warrants and the Horizon $15.00 Exercise Warrants, shall be in the form set forth in the warrant agreement to be executed between Horizon and the Warrant Agent substantially similar to the relevant form attached to the Exchange Agreement).

“Surviving Corporation Governing Documents” has the meaning specified in Section 5.9.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement substantially in the form attached hereto as Exhibit D.

“Tax Return” means any return, form, election, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any amendments or supplements of any of the foregoing.

“Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income (net, gross, or adjusted gross), gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes or other imposts, assessments, fees, levies, customs or import duties, or charges of any kind in the nature of a tax, and including any interest, penalty, or addition thereto.

“Terminating Company Breach” has the meaning specified in Section 9.1(e).

“Terminating Horizon Breach” has the meaning specified in Section 9.1(f).

“Title IV Plan” has the meaning specified in Section 3.13(c).

“Topco” has the meaning specified in the Preamble.

“Transaction Proposals” has the meaning specified in Section 7.2(b).

“Transactions” means, collectively, the Merger, the PIPE Subscriptions, the Crescent Redemption, the Blocker Purchase, the Intermediate Contribution and Issuance, the Class B Issuance, and each of the other transactions contemplated by this Agreement (including, for the avoidance of doubt, the Pre-Closing Restructuring) and the Ancillary Agreements.

“Transfer Taxes” has the meaning specified in Section 7.3(e).

“Trust Account” has the meaning specified in Section 10.1.

“Trust Agreement” has the meaning specified in Section 4.11.

“Trustee” has the meaning specified in Section 4.11.

“VS Companies” means Intermediate and all of its Subsidiaries.

“VS Company Interests” means all of the outstanding equity interests of the VS Companies.

“VS Designated Directors” has the meaning specified in Section 5.7(a).

“VS Disclosure Letter” has the meaning specified in the introduction to Article III.

“VS Entities” has the meaning specified in the Preamble.

“VS Non-Recourse Party” has the meaning specified in Section 10.16(b).

“VS PubCo” has the meaning specified in the Preamble.

“VS PubCo Matching Intermediate Common Units” means a number of Intermediate Common Units equal to the difference between (i) the number of shares of Class A Common Stock issued and outstanding immediately following the Effective Time and the consummation of the PIPE Subscriptions minus (ii) the number of Intermediate Common Units acquired directly or indirectly by VS PubCo as a result of the Blocker Purchase.

“VS PubCo Matching Intermediate Warrants” means warrants to purchase a number of Intermediate Common Units equal to the number of shares of Class A Common Stock that may be purchased upon the exercise in full of all Surviving Corporation Common Warrants outstanding immediately following the Effective Time.

“VS PubCo Tax Position” has the meaning specified in Section 7.3(a)(iv).

“VS Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by the VS Entities or any of their respective Subsidiaries or any of their respective Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (A) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (B) change-in-control payments, transaction bonuses, retention payments, single-trigger severance or similar compensatory payments pursuant to any written arrangements entered into prior to the date of this Agreement, payable by the VS Entities or any of their Subsidiaries to any current or former employee, independent contractor, officer, director or other individual service provider of the VS Entities or any of their Subsidiaries as a direct result of the Transactions (and not tied to any subsequent event or condition, such as a termination of employment and excluding, for the avoidance of doubt, any such payments that arise from actions taken by the Surviving Corporation following the Closing or double-trigger arrangements), including the employer portion of payroll Taxes arising therefrom, (C) any and all filing fees payable by the VS Entities or any of their Subsidiaries or any of their Affiliates to Governmental Authorities in connection with the Transactions and (D) the Backstop Fee (as defined in the Sponsor Support Agreement).

“WARN Act” has the meaning specified in Section 3.14(a).

“Warrant Agent” means Continental Stock Transfer & Trust Company.

“Warrant Agreement” means, with respect to the Horizon Common Warrants and the Horizon Private Placement Warrants, the 2020 Warrant Agreement, and with respect to the Horizon $10.00 Exercise Warrants and the Horizon $15.00 Exercise Warrants, the warrant agreement to be executed between Horizon and the Warrant Agent substantially similar to the relevant form attached to the Exchange Agreement.

Section 1.2           Construction.

(a)             Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)            Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)            Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e)            Unless the context of this Agreement otherwise requires, references to Horizon with respect to periods following the Effective Time shall be construed to mean the Surviving Corporation.

(f)             Except with respect to Article IV or as the context of this Agreement otherwise requires, references to “NYSE” in this Agreement shall refer to the New York Stock Exchange or such other nationally recognized securities exchange mutually agreed by the parties.

Section 1.3          Knowledge. As used herein, (a) the phrase “to the knowledge” of the VS Companies shall mean the knowledge of the individuals identified on Section 1.3 of the VS Disclosure Letter and (b) the phrase “to the knowledge” of Horizon shall mean the knowledge of the individuals identified on Section 1.3 of the Horizon Disclosure Letter, in each case of clauses (a) and (b), as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Article II

TRANSACTIONS; CLOSING

Section 2.1          Pre-Closing Restructuring; The Merger.

(a)            Prior to the Closing, the VS Entities shall, or shall cause their Subsidiaries to, take all such actions as are necessary so that the Pre-Closing Restructuring shall be consummated prior to the Closing. Pursuant to the Pre-Closing Restructuring, Intermediate shall issue Intermediate Common Units to Topco, the Crescent Blockers and the Redeemed Crescent Parties in an amount to be determined in accordance with the Pre-Closing Restructuring Plan. Also pursuant to the Pre-Closing Restructuring, Intermediate shall grant to Topco (i) warrants to purchase 3,000,000 Intermediate Common Units at an exercise price of $10.00 per share and (ii) warrants to purchase 3,000,000 Intermediate Common Units at an exercise price of $15.00 per share (clauses (i) and (ii) together, the “Intermediate Warrants”).

(b)            At least one day prior to the Merger, and pursuant to the terms of the Exchange Agreement, Sponsor and Horizon shall consummate the Sponsor Exchange.

(c)             At least one day following the Sponsor Exchange, and upon the terms and subject to the conditions set forth in this Agreement, the Plan of Merger and in accordance with the DGCL and the CICA, at the Effective Time, Horizon and VS PubCo (Horizon and VS PubCo sometimes being referred to herein as the “Constituent Corporations”) shall be merged with VS PubCo being the Surviving Corporation.

(d)            Upon consummation of the Merger, the separate corporate existence of Horizon shall cease and VS PubCo, as the Surviving Corporation, shall continue its corporate existence under the DGCL.

(e)             At and after the Effective Time, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of a Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL and the CICA. For the avoidance of doubt, at and after the Effective Time, by virtue of the Merger, the Surviving Corporation shall succeed to all of the rights and obligations of Horizon set forth in this Agreement and the Ancillary Agreements to which Horizon is party.

(f)             Subject to the satisfaction or waiver of all of the conditions set forth in Article VIII of this Agreement, and provided this Agreement has not therefore been terminated pursuant to its terms, at the Closing, Horizon and VS PubCo shall execute the plan of merger (the “Plan of Merger”) substantially in the form attached as Exhibit J hereto and shall cause (i) a certificate of merger (as so filed, the “Merger Certificate”) to be executed and filed with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and (ii) the Plan of Merger and other documents as required to effect the Merger pursuant to the CICA to be filed with the Registrar of Companies of the Cayman Islands as provided in the applicable provisions of the CICA. The Merger shall become effective upon the later of the time when the Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware or the Merger has been registered by the Registrar of Companies of the Cayman Islands, or at such later time as may be agreed by Horizon and VS PubCo in writing and specified in the Merger Certificate and Plan of Merger (the “Effective Time”).

(g)            At the Effective Time, (i) the certificate of incorporation of VS PubCo, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Corporation Charter and (ii) the bylaws of VS PubCo, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation, until thereafter amended in accordance with applicable Law and the applicable provisions of the Surviving Corporation Governing Documents.

(h)             From and after the Effective Time, the Parties shall take all actions necessary so that the Persons identified as the initial directors and officers of the Surviving Corporation in accordance with the provisions of Section 5.7 shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 5.7(c) of the VS Disclosure Letter), respectively, of the Surviving Corporation, each to hold office in accordance with applicable Law and the applicable provisions of the Surviving Corporation Governing Documents.

Section 2.2           Effect of the Merger on Horizon and VS PubCo Securities.

(a)             At the Effective Time, by virtue of the Merger and without any action on the part of any holder of Horizon Common Stock, each share of Horizon Common Stock that is issued and outstanding immediately prior to the Effective Time (other than any shares of Horizon Common Stock held in the treasury of Horizon, which treasury shares shall be cancelled as part of the Merger and shall not constitute “Horizon Common Stock” hereunder) shall no longer be outstanding and shall automatically be cancelled by virtue of the Merger and shall be converted into the right to receive one (1) duly issued, fully paid and nonassessable share of Class A Common Stock (the “Common Stock Conversion”).

(b)            At the Effective Time, pursuant to the terms and conditions of the relevant Warrant Agreement, each Horizon Warrant that is issued and outstanding immediately prior to the Effective Time shall become a Surviving Corporation Common Warrant exercisable for Class A Common Stock in accordance with its terms. In connection therewith and prior to the Effective Time, Horizon and VS PubCo, as applicable, shall take all actions necessary to execute an amendment to the relevant Warrant Agreement with the Warrant Agent providing for the delivery of such Alternative Issuance (as defined in the relevant Warrant Agreement) as of the Effective Time.

(c)             At the Effective Time, without any action on the part of Horizon, VS PubCo or a holder of capital stock of VS PubCo, each share of capital stock of VS PubCo that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, and no consideration will be delivered in exchange therefor.

(d)            Exchange Procedures.

 (i)             Prior to the Closing, Horizon shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of delivering the Class A Common Stock to the Horizon Stockholders. At or before the Effective Time, VS PubCo shall deposit with the Exchange Agent the number of shares of Class A Common Stock the holders of Horizon Common Stock are entitled to receive pursuant to Section 2.2(a).

 (ii)            Reasonably promptly after the Effective Time, VS PubCo shall send, or shall cause the Exchange Agent to send, to each record holder of uncertificated shares of Horizon Common Stock represented by book entry as of immediately prior to the Effective Time, whose Horizon Common Stock was converted pursuant to Section 2.2(a) into the right to receive Class A Common Stock, a number of shares of Class A Common Stock equal to the number of shares of Horizon Common Stock formerly represented by such book entry shares. Any uncertificated shares of Horizon Common Stock represented by book entry so surrendered shall forthwith be cancelled.

(iii)          Each holder of shares of Horizon Common Stock that have been converted into the right to receive Class A Common Stock pursuant to Section 2.2(a), shall be entitled to receive such shares of Class A Common Stock, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request).

(iv)         Promptly following the date that is one (1) year after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to deliver to the Surviving Corporation all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any Class A Common Stock that remains unclaimed with the Exchange Agent shall be returned to the Surviving Corporation, and any Person that was a holder of shares of Horizon Common Stock as of immediately prior to the Effective Time that has not exchanged such shares of Horizon Common Stock for Class A Common Stock pursuant to Section 2.2(a) in accordance with this Section 2.2(d) prior to the date that is one (1) year after the Effective Time, may surrender such shares of Horizon Common Stock to the Surviving Corporation and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and the Surviving Corporation shall promptly deliver, the number of shares of Class A Common Stock such holder is entitled to received pursuant to Section 2.2(a) without any interest thereupon. None of Horizon, the VS Entities or any of their Subsidiaries, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Class A Common Stock delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have not been surrendered immediately prior to such date on which any Class A Common Stock would otherwise escheat to or become the property of any Governmental Authority, any such shares of Class A Common Stock shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

Section 2.3           PIPE Subscriptions. At the Closing and immediately following the Effective Time, the Surviving Corporation shall consummate the transactions contemplated by the PIPE Subscriptions in accordance with the PIPE Subscription Agreements.

Section 2.4           Second A&R LLCA. At the Closing, the Current LLCA shall be amended and restated substantially in the form of the Second A&R LLCA.

Section 2.5           Blocker Purchase. At the Closing and immediately following the effectiveness of the Second A&R LLCA, in accordance with the Crescent Purchase Agreement, the Blocker Sellers shall sell, transfer and convey to the Surviving Corporation, and the Surviving Corporation shall purchase and acquire from the Blocker Sellers, all right and title to the Crescent Blocker Shares held by the Blocker Sellers as of the Closing, free and clear of all Liens, other than restrictions arising under applicable securities Laws or the organizational documents of the Crescent Blockers, in exchange for an aggregate cash payment by wire transfer of immediately available funds equal to the Blocker Purchase Price.

Section 2.6           Intermediate Contribution and Issuance; Potential Payment. At the Closing and immediately following the effectiveness of the Second A&R LLCA, Intermediate shall issue to VS PubCo (a) the VS PubCo Matching Intermediate Common Units and (b) the VS PubCo Matching Intermediate Warrants, in each case, free and clear of all Liens, other than restrictions under applicable securities Laws or the Second A&R LLCA, in exchange for an aggregate cash contribution by wire transfer of immediately available funds equal to the Intermediate Contribution Amount. With respect to the Potential Payment that Horizon may receive after the date hereof, (i) if the Potential Payment is received by Horizon or one of its Affiliates at least ten (10) Business Days prior to the Closing (the “Dividend Window”), Horizon shall be permitted to declare a dividend, in accordance with its organizational documents and applicable Law, with a record date after completion of any Horizon Share Redemptions and prior to the Closing Date to distribute the entirety of the Potential Payment received by Horizon or such Affiliate on a pro rata basis to the Horizon stockholders as of such record date, but excluding the PIPE Investors, and (ii) if the Potential Payment is received after the Dividend Window (including, for the avoidance of doubt, after the Closing), the Potential Payment (and the right to receive the Potential Payment) shall be contributed to Intermediate at the Closing as part of the Intermediate Contribution Amount.

Section 2.7           Crescent Redemption. At the Closing and immediately following the effectiveness of the Second A&R LLCA, the Blocker Purchase and the Intermediate Contribution and Issuance, in accordance with the Crescent Purchase Agreement, Intermediate will redeem all of the Intermediate Common Units held by the Redeemed Crescent Parties in exchange for an aggregate cash payment by wire transfer of immediately available funds equal to the Redemption Price.

Section 2.8           Class B Issuance. At the Closing, the Surviving Corporation shall (a) grant to Topco warrants to purchase 6,000,000 Class B Common Stock at an exercise price of $0.001 per share, which warrants will be granted pursuant to a form to be mutually agreed upon by the parties and exercisable upon the exercise of an equal number of Intermediate Warrants and (b) issue to Topco a number of shares of duly issued, fully paid and nonassessable Class B Common Stock equal to the number of Intermediate Common Units issued to Topco pursuant to Section 2.1(a), free and clear of all Liens, other than restrictions arising under applicable securities Laws, the Surviving Corporation Governing Documents or the Ancillary Agreements, in exchange for adequate consideration (clauses (a) and (b) together, the “Class B Issuance”).

Section 2.9           Closing. In accordance with the terms and subject to the conditions of this Agreement, the closing of the Transactions (the “Closing”) shall take place electronically through the exchange of documents via email or facsimile on the date which is two (2) Business Days after the first date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as Topco and Horizon may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

Section 2.10       Closing Deliverables.

(a)           At the Closing, the VS Entities will deliver or cause to be delivered:

(i)           to Horizon, a certificate signed by an officer of each VS Entity, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.2(a), Section 8.2(b), and Section 8.2(c) have been fulfilled;

(ii)          to Horizon, duly executed counterparts to the Second A&R LLCA;

(iii)         to Horizon, duly executed counterparts to the Tax Receivable Agreement;

(iv)         to the Horizon Entities, duly executed counterparts to the Stockholders’ Agreement; and

(v)          to Horizon, duly executed counterparts to the Registration Rights Agreement.

(b)          At the Closing, Horizon will deliver or cause to be delivered:

(i)           to the VS Entities, a certificate signed by an officer of Horizon, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been fulfilled;

(ii)          to the VS Entities, the written resignations of all of the directors and officers of Horizon, effective as of the Effective Time;

(iii)         to the VS Entities, duly executed counterparts to the Tax Receivable Agreement;

(iv)         to the VS Entities, a duly executed counterpart to the Stockholders’ Agreement; and

(v)          to the VS Entities, duly executed counterparts to the Registration Rights Agreement.

(c)           On the Closing Date, Intermediate shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid Horizon Transaction Expenses as set forth on a written statement to be delivered to the VS Entities not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, and (ii) all accrued and unpaid VS Transaction Expenses as set forth on a written statement to be delivered to Horizon not less than two (2) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof; provided that any VS Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the VS Companies shall be paid to such VS Company for further payment to such employee, independent contractor, officer or director through such VS Company’s payroll.

(d)            On the Closing Date, immediately following the consummation of the Merger, the PIPE Subscriptions, the Horizon Share Redemptions, the Blocker Purchase, the Crescent Redemption and payment of the VS Transaction Expenses and the Horizon Transaction Expenses, the Surviving Corporation shall use, or cause Intermediate and its Subsidiaries to use, any remaining cash proceeds from the Transaction (which such cash proceeds shall consist solely of cash and cash equivalents of Horizon immediately prior to the Merger and the net proceeds of the PIPE Subscriptions) to repay or cause to be repaid by wire transfer of immediately available funds, the accrued and unpaid Indebtedness and preferred stock of the VS Companies. For the avoidance of doubt, this Section 2.10(d) shall not require that cash and cash equivalents held by the VS Companies immediately prior to the Effective Time be used to repay Indebtedness of the VS Companies.

Section 2.11            Withholding. Horizon, the Surviving Corporation and the VS Entities and their Subsidiaries, as applicable, shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount payable pursuant to this Agreement such amounts as may be required to be deducted and withheld under the Code or any other applicable Law, Horizon and the Surviving Corporation shall use commercially reasonable best efforts to provide at least three (3) Business Days advance notice to Topco of any withholding that it intends to make from amounts payable to any VS Entity. The Parties shall cooperate reasonably and in good faith to eliminate or reduce any such deduction or withholding to the extent permitted by applicable Law (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding). To the extent that any amounts are so deducted and withheld consistent with the terms of this Section 2.11 and remitted to the applicable Governmental Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF the VS Entities

Except (i) as set forth in the disclosure letter delivered to Horizon by the VS Entities on the date of this Agreement (the “VS Disclosure Letter”) (each section of which, subject to Section 10.9, qualifies the correspondingly numbered and lettered representations in this Article III) and (ii) as otherwise explicitly contemplated by the Pre-Closing Restructuring, in each case, the VS Entities represent and warrant to Horizon as follows:

Section 3.1               Company Organization. Each of the VS Entities has been duly formed or organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, and each has the requisite company or corporate power, as applicable, and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Each of the VS Entities is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Governing Documents of each of the VS Entities have been made available to Horizon prior to the date of this Agreement.

Section 3.2                Subsidiaries. A complete list of each Subsidiary of Intermediate (after giving effect to the Pre-Closing Restructuring) and its jurisdiction of incorporation, formation or organization, as applicable, as of the date hereof is set forth on Section 3.2 of the VS Disclosure Letter. The Subsidiaries of Intermediate have been duly formed or organized and are validly existing under the Laws of their jurisdiction of incorporation or organization and have the requisite power and authority to own, lease or operate all of their respective properties and assets and to conduct their respective businesses as they are now being conducted. Each Subsidiary of Intermediate is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. True and complete copies of the Governing Documents of each Subsidiary have been made available to Horizon prior to the date of this Agreement.

Section 3.3                Due Authorization. Each of the VS Entities has all requisite company or corporate power, as applicable, and authority to execute, deliver and perform under this Agreement and the other documents to which it is or will be a party contemplated hereby and (subject to the approvals described in Section 3.5) to consummate the Transactions and to perform all of its obligations hereunder and thereunder. The execution, delivery and performance by each of the VS Entities of this Agreement and the other documents to which any VS Entity is or will be a party contemplated hereby and the consummation of the Transactions have been duly and validly authorized and approved by the Managing Member, Board of Managers or Board of Directors, as applicable, of each such VS Entity, and no other company or corporate proceeding on the part of the VS Entities is or will be necessary to authorize this Agreement and the other documents to which any VS Entity is or will be a party contemplated hereby, in each case, as applicable. This Agreement has been, and on or prior to the Closing, the other documents to which any VS Entity is or will be a party contemplated hereby will be, duly and validly executed and delivered by each such VS Entity and this Agreement constitutes, and on or prior to the Closing, the other documents to which any VS Entity is or will be a party contemplated hereby will constitute, a legal, valid and binding obligation of each such VS Entity, enforceable against each such VS Entity, in each case, as applicable, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

Section 3.4                No Violation. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 3.5 and except as set forth on Section 3.4 of the VS Disclosure Letter, the execution, delivery and performance by the VS Entities of this Agreement and the documents to which any VS Entity is or will be a party contemplated hereby and the consummation of the Transactions do not and will not (a) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) the Governing Documents of the VS Entities, (b) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) any Law or Governmental Order applicable to any VS Entity or any of the VS Entities’ Subsidiaries, (c) violate any provision of, or result in the breach of, result in (in each case, with or without notice or lapse of time, or both) the loss of any right or benefit, require any consent, waiver, approval, authorization, notice or other action by any Person (other than the VS Entities or their Subsidiaries), or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Governmental Permit or Contract to which any VS Entity or any of the VS Entities’ Subsidiaries is a party or by which any VS Entity or any of the VS Entities’ Subsidiaries may be bound, or terminate or result in the termination of any such Governmental Permit or Contract or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any VS Entity or any of the VS Entities’ Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5                Governmental Authorizations. Assuming the truth and completeness of the representations and warranties of Horizon contained in this Agreement, no consent, waiver, approval or authorization of, or designation, declaration or filing with, or notification to, any Governmental Authority (each, a “Governmental Authorization”) is required on the part of any of the VS Entities or their Subsidiaries with respect to any VS Entity’s execution, delivery or performance of this Agreement or the Ancillary Agreements or consummation by the VS Entities of the Transactions, except for (i) any consents, approvals, authorizations, designations, declarations, waivers, notices or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have (A) a Company Material Adverse Effect or (B) a material adverse effect on the ability of the VS Entities or their Subsidiaries to perform or comply with on a timely basis any material obligation of the VS Entities or their Subsidiaries under this Agreement or the Ancillary Agreements or to consummate the Transactions, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings related to the SEC, NASDAQ or the New York Stock Exchange (the “NYSE”) or in connection with the Plan of Merger or Merger Certificate and (iii) the Regulatory Approvals.

Section 3.6           Capitalization of the VS Companies.

(a)             The VS Company Interests comprise all of the VS Companies’ authorized equity interests that are issued and outstanding. Except as set forth on Section 3.6(a) of the VS Disclosure Letter, all of the issued and outstanding VS Company Interests (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the Governing Documents of the VS Companies; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the VS Companies or any Contract to which any VS Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than restrictions arising under applicable securities Laws and the Governing Documents of such VS Company (as applicable). After giving effect to the Pre-Closing Restructuring and the other Transactions, the Surviving Corporation and Hoya Topco will together own 100% of Intermediate and Intermediate will own, directly or indirectly, 100% of the other VS Companies.

(b)            Except as set forth on Section 3.6(b) of the VS Disclosure Letter, none of the VS Companies have granted any outstanding subscriptions, options, stock appreciation rights, “phantom units,” warrants, commitments, calls, rights of first refusal, deferred compensation rights, rights or other securities (including debt securities or voting securities) convertible into or exchangeable or exercisable for VS Company Interests, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements, arrangements or commitments of any character providing for the issuance of additional shares or any other equity securities of any of the VS Companies, the sale of treasury shares or other equity interests, or for the repurchase or redemption of shares or other equity interests of any of the VS Companies or the value of which is determined by reference to shares or other equity interests of any of the VS Companies, and there are no voting trusts, proxies or agreements of any kind which may obligate the VS Companies to issue, purchase, register for sale, redeem or otherwise acquire any VS Company Interests.

Section 3.7           Topco Incentive Units.

(a)             Certain employees of the VS Companies receive equity compensation in the form of incentive units of Topco, which, as of the date hereof, consist of, in the aggregate, (i) 855,000 issued and outstanding Class B-1 Incentive Units of Topco, (ii) 855,000 issued and outstanding phantom units of Topco, (iii) 2,040,840 issued and outstanding Class D Units of Topco and (iv) 500,765 issued and outstanding Class E Units of Topco (collectively, the “Incentive Units”).

(b)            All of the issued and outstanding Incentive Units (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the Governing Documents of Topco; (iii) have not been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of Topco or any Contract to which Topco is a party or otherwise bound; and (iv) are free and clear of any Liens other than restrictions arising under applicable securities Laws and the Governing Documents of Topco (as applicable).

Section 3.8           Financial Statements.

(a)             Attached as Section 3.8(a) of the VS Disclosure Letter are true and complete copies of the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in members’ equity of Topco and its Subsidiaries as of and for the years ended December 31, 2020 and December 31, 2019, together with the auditor’s report thereon (the “Financial Statements”).

(b)            Except as set forth on Section 3.8(b) of the VS Disclosure Letter, the Financial Statements and, when delivered pursuant to Section 5.3, the Q1 Financial Statements, Q2 Financial Statements and Q3 Financial Statements, in each case, (i) fairly present in all material respects the consolidated financial position of Topco and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in members’ equity (with respect to the Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of the Q1 Financial Statements, Q2 Financial Statements and Q3 Financial Statements, to normal and recurring year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in (A) the notes thereto and, in the case of the Q1 Financial Statements, Q2 Financial Statements and Q3 Financial Statements, the absence of footnotes and (B) changes resulting from normal year-end adjustments (none of which, individually or in the aggregate, shall be material), (iii) were prepared from, and are in accordance in all material respects with, the books and records of Topco and its consolidated Subsidiaries and (iv) when delivered by Topco for inclusion in the Proxy Statement/Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 5.3, will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(c)             Topco and its Subsidiaries have in place disclosure controls and procedures to reasonably ensure that material information relating to Topco and its Subsidiaries is made known to the management of Topco and its Subsidiaries by others within Topco and its Subsidiaries, including (i) any significant deficiencies in the design or operation of internal controls which could adversely affect the ability of Topco or its Subsidiaries to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Topco and its Subsidiaries. Such controls and procedures are sufficient to provide reasonable assurance that (A) transactions are executed in material accordance with management’s general or specific authorizations, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

Section 3.9                Undisclosed Liabilities. Except as set forth on Section 3.9 of the VS Disclosure Letter, as of the date of this Agreement, there is no liability, debt (including Indebtedness) or obligation of, or claim or judgment of any kind against, Intermediate or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, due or to become due or otherwise) that would be required to be set forth on a balance sheet of Intermediate and its Subsidiaries prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (b) that have arisen since the date of the most recent balance sheet included in the Financial Statements in the ordinary course of business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of law), (c) that will be discharged or paid off prior to or at the Closing, (d) arising under this Agreement and/or the performance by the VS Entities of their obligations hereunder, or (e) that would not reasonably be expected to, individually or in the aggregate, result in material liability to the VS Companies, taken as a whole.

Section 3.10         Litigation and Proceedings. Except as set forth on Section 3.10 of the VS Disclosure Letter, as of the date of this Agreement, (a) there are no pending or, to the knowledge of the VS Companies, threatened, lawsuits, actions, suits, charges, mediations, complaints, investigations, audits, arbitrations, judgments, claims or other proceedings (whether federal, state, local or foreign), at law or in equity (collectively, “Legal Proceedings”) against or by any VS Company or their respective properties, assets or business; (b) no investigations, audits or other inquiries are pending or, to the knowledge of the VS Companies, threatened by any Governmental Authority, against any VS Company or their respective properties, assets or business; and (c) there is no outstanding Governmental Order imposed upon any VS Company, nor are any properties or assets of any VS Company bound by or subject to any Governmental Order, except, in the case of each of clauses (a) – (c), as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the VS Companies, taken as a whole.

Section 3.11          Legal Compliance.

(a)          Each VS Company is, and for the past three (3) years has been, in compliance with all applicable Laws of applicable Governmental Authorities that are applicable to such VS Company or by which any property or asset of such VS Company is bound, except where such non-compliance would not reasonably be expected to be, individually or in the aggregate, materially adverse to the VS Companies, taken as a whole. In the past three (3) years, the VS Companies have not received any written notice of or been charged with the violation of any Laws, except where such violation has not been, or would not reasonably be expected to be, individually or in the aggregate, materially adverse to the VS Companies, taken as a whole.

(b)          Each VS Company holds, and is in compliance with, all Governmental Permits necessary for the lawful conduct of its respective businesses or ownership of its respective assets and properties, except where such failure to hold or non-compliance has not had, or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All such Governmental Permits are in full force and effect and are being complied with, except where the failure of such Governmental Permits to be in full force and effect has not been, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. There has been no decision by any VS Company not to renew any Governmental Permit in the ordinary course of business. No Legal Proceeding is pending or, to the knowledge of the VS Companies, threatened, by any Governmental Authority seeking the revocation, limitation, suspension, withdrawal, modification or nonrenewal of any such Governmental Permit, except such Legal Proceedings that have not been, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.12     Contracts; No Defaults.

(a)          Section 3.12(a) of the VS Disclosure Letter contains a listing of all Contracts described in clauses (i) through (xix) below to which, as of the date of this Agreement, any VS Company is a party or by which they are bound. True, correct and complete copies of the Contracts listed on Section 3.12(a) of the VS Disclosure Letter have been delivered to or made available to Horizon or its agents or representatives prior to the date of this Agreement.

(i)            any collective bargaining agreement or other Contract with any labor union, labor organization, works counsel or other employee representative (each a “CBA”);

(ii)           any Contract for the settlement or compromise of any Legal Proceeding under which any of the VS Companies will have any material outstanding obligation after the date of this Agreement;

(iii)          any Contract relating to Indebtedness by a VS Company or any guarantee or loan by any VS Company, in each case, representing obligations in excess of $500,000;

(iv)          any Contracts involving any joint venture, partnership, joint development, revenue sharing or similar agreement, in each case, of a material nature;

(v)           Contracts under which any VS Company (x) is a licensee of any material Intellectual Property owned by any third party (other than “shrink-wrap,” “click-wrap,” and “off-the-shelf” software licenses and other licenses of commercially-available software with one-time or annual license, maintenance, support and other fees of $75,000 or less), (y) is a licensor of or otherwise grants to a third party any rights to use any item of material Owned Intellectual Property, other than non-exclusive licenses granted in the ordinary course of business, or (z) is a party and that restricts or otherwise adversely affects, in any material respect, a VS Company’s ownership of or ability to use, register, license or enforce any of its material Owned Intellectual Property (including concurrent use agreements, settlement agreements and coexistence agreements);

(vi)          any Contract with any Governmental Authority;

(vii)         any Contract (A) limiting or restricting the ability of a VS Company to enter into or engage in any market or line of business or to compete with any Person or in any geographic area and (B) limiting or restricting the ability of any VS Company to otherwise conduct business as presently conducted in any material manner or place;

(viii)        any revocable or irrevocable power of attorney granted by any VS Company to any Person for any purpose whatsoever;

(ix)          any agreement with respect to the acquisition or disposition of any business, material assets or securities, or any equity or debt investment in any Person other than in the ordinary course of business and under which there is any surviving obligation of any VS Company;

(x)            any agreements or series of related agreements with suppliers and vendors to which any VS Company is a party for the purchase of goods or services involving aggregate payments in excess of $500,000 during the year ended December 31, 2020 or expected to involve aggregate payments in excess of $500,000 during the year ended December 31, 2021, in each case, which cannot be cancelled by the VS Company or any of its Subsidiaries without payment or penalty upon notice of thirty (30) days or less, and whose unexpired term as of the Closing Date exceeds one year;

(xi)         any agreements relating to any Related Party Transaction;

(xii)        Contracts which involve commitments to make capital expenditures by any VS Company in excess of $250,000;

(xiii)       the VS Companies’ top five (5) sponsorship agreements by expenditure as of December 31, 2020;

(xiv)       Contracts with the VS Companies’ top five (5) largest “white label” affiliates by revenue;

(xv)        each lease, rental or occupancy agreement, license, installment and conditional sale agreement or similar agreement under which any VS Company is a lessor, sublessor of, or makes available for use by any third party, any tangible personal property owned or leased by any VS Company, in any case which has future required scheduled payments in excess of $250,000 per annum and is not terminable by it upon notice of sixty (60) calendar days or less for a cost of less than $250,000, and other Contract that provides for the leasing of, use of, or any leasehold or other interest in any real or personal property and involves aggregate payments in excess of $250,000 in any calendar year; and

(xvi)       Contracts for the employment or engagement of any individual service provider of any of the VS Companies (A) that provide for annual base salary compensation greater than $300,000 or (B) that provide for the payment and/or accelerated vesting of any compensation or benefits upon the consummation of the transactions contemplated by this Agreement.

(b)          With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all of the Contracts to which any VS Company is a party or by which they are bound are in full force and effect and represent the legal, valid and binding obligations of the VS Company party thereto and, to the knowledge of the VS Companies, represent the legal, valid and binding obligations of the counterparties thereto; and (ii) (x) the VS Companies have performed in all respects all respective obligations required to be performed by them to date under the Contracts to which any VS Company is a party or by which they are bound, and neither the VS Companies nor, to the knowledge of the VS Companies, any other party thereto is in breach of or default under any such Contract, (y) during the last twelve (12) months, none of the VS Companies has received any written claim or notice of termination or breach of or default under any such Contract, and (z) no event has occurred which individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by the VS Companies or, to the knowledge of the VS Companies, any other party thereto (in each case, with or without notice or lapse of time or both). The VS Parties have made available to Horizon true and complete copies of all Contracts (or have provided written summaries of oral Contracts) set forth on Section 3.12(a) of the VS Disclosure Letter.

Section 3.13       Company Benefit Plans.

(a)          Section 3.13(a) of the VS Disclosure Letter sets forth a true and complete list, by the jurisdiction, of each material Company Benefit Plan (excluding, for the avoidance of doubt, any employment or consulting contracts for employees or consultants who are natural persons where the annual base salary and cash bonus opportunity provided under such employment or consulting agreement is less than $400,000 per annum, in the aggregate). For purposes of this Agreement, a “Company Benefit Plan” means any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) (whether or not subject to ERISA) and any other plan, policy, program or agreement (including any employment, consulting, service, bonus, incentive or deferred compensation, profit sharing, equity or equity-based compensation, severance, retention, pension supplemental retirement, change in control, vacation, paid time off, health, dental, life insurance, disability, fringe benefit or similar plan, policy, program or agreement), written or unwritten, funded or unfunded, providing compensation or other benefits to any current or former director, officer, individual consultant, or employee or individual service provider which are maintained, sponsored or contributed to (or required to be contributed to) by any VS Company or otherwise with respect to which any VS Company has any current or contingent liability, in each case whether or not subject to the Laws of the United States or funded, but excluding in each case any statutory plan, program or arrangement that is required under applicable law and maintained by any Governmental Authority (any such plan, a “Governmental Plan”).

(b)            Except as has not had, or would not reasonably be expected to result in Company Material Adverse Effect, (i) each Company Benefit Plan has been established, maintained, funded, operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, (ii) all contributions, premiums and other payments that are due in respect of a Company Benefit Plan and Governmental Plan have been timely paid, and any such amounts not yet due have been paid or properly accrued, and (iii) there have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and, to the knowledge of the VS Companies, not otherwise exempt under Section 408 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Company Benefit Plan.

(c)             Each Company Benefit Plan which is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS as to its qualification or may rely upon an opinion letter for a prototype plan and, to the knowledge of the VS Companies, no fact or event has occurred that could reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan. Each Company Benefit Plan that is maintained primarily for the benefit of any current or former director, officer, individual consultant, worker or employee outside of the United States and is subject to the laws of a jurisdiction other than the United States, whether or not United States law also applies is in compliance in all material respects with all applicable Laws and requirements of applicable regulatory authorities.

(d)            No Company Benefit Plan (i) is a multiemployer pension plan (as defined in Section 3(37) of ERISA) (a “Multiemployer Plan”) or (ii) is a “defined benefit” plan (as defined in Section 3(35) of ERISA) or any other plan that is subject to Title IV of ERISA (“Title IV Plan”), and neither the VS Companies nor any of their ERISA Affiliates have sponsored or contributed to, been required to contribute to, or had any actual or contingent liability under, a Multiemployer Plan or Title IV Plan at any time within the previous six (6) years. None of the VS Companies has any material liability by reason of at any time being treated as a single employer with any other Person under Section 414 of the Code. No Company Benefit Plan is a “registered pension plan” or “salary deferral arrangement”, each as defined in section 248(1) of the Income Tax Act (Canada).

(e)             Except as would not reasonably be expected to result in a Company Material Adverse Effect, with respect to the Company Benefit Plans, no Legal Proceedings (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the VS Companies, threatened.

(f)             No Company Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the VS Companies for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable Law for which the covered Person pays the full premium cost of coverage. Except as would not reasonably be expected to result in a Company Material Adverse Effect, no VS Company has incurred (whether or not assessed) any Tax or penalty under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(g)             Except as set forth on Section 3.13(g) of the VS Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions will (i) entitle any current or former director, employee, officer or other service provider of the VS Companies to any severance pay or any other compensation payable by the VS Companies, except as expressly provided in this Agreement, (ii) accelerate the time of payment, funding or vesting, or increase the amount of compensation or benefits due any such director, employee, officer or other individual service provider by the VS Companies, or (iii) result in the payment of any “excess parachute payment” to any “disqualified individual” (each, within the meaning of Section 280G of the Code).

(h)             No VS Company has any obligation (whether actual or contingent) to gross-up or reimburse any individual for any Taxes incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.

(i)              Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409(A) of the Code and applicable guidance thereunder.

Section 3.14        Labor Relations; Employees.

(a)             Except as set forth on Section 3.14(a) of the VS Disclosure Letter, none of the VS Companies is a party to or bound by any CBA, works council agreement, or any similar Contract or any bargaining relationship with any labor union, works council, labor organization or other employee representative; no such agreement is being negotiated by any VS Company; no labor union, works council, labor organization or any other employee representative body has requested or, to the knowledge of the VS Companies, has sought to represent any of the employees of the VS Companies; and none of the employees of any of the VS Companies is represented by a labor union, works council, labor organization or employee representative with respect to their employment with any VS Company. To the knowledge of the VS Companies, there has been no labor organizing activity involving any employees of the VS Companies. In the past three (3) years, there has been no actual or, to the knowledge of the VS Companies, threatened unfair labor practice charge, material grievance, arbitration, strike, slowdown, work stoppage, lockout, picketing, hand billing, or other material labor dispute against or affecting the VS Companies.

(b)            The VS Companies are, and have been for the past three (3) years, in compliance in all material respects with all applicable Laws respecting labor and employment, including all Laws respecting terms and conditions of employment, employment standards, health and safety, wages and hours, holiday pay and the calculation of holiday pay, working time, employee classification (with respect to both exempt vs. non-exempt status and employee vs. independent contractor and worker status), child labor, immigration (including with respect to the completion of Forms I-9 and visa requirements), employment harassment, discrimination and retaliation, human rights accessibility, pay equity, COVID-19, disability rights or benefits, equal opportunity and equal pay, plant closures and layoffs (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar Laws (“WARN Act”)), affirmative action, workers’ compensation, labor relations, employee leave issues, paid time off, and unemployment insurance. There are no material Legal Proceedings pending or, to the knowledge of the VS Companies, threatened, relating to current or former employees of any VS Company.

(c)            Except as would not result in material liability for any VS Company: (i) each VS Company has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to its current and former employees and independent contractors under applicable Law, Contract or company policy; and (ii) each individual who is providing or within the past three (3) years has provided services to any VS Company and is or was classified and treated as an independent contractor, consultant, leased employee, or other non-employee service provider is and has been properly classified and treated as such for all applicable purposes.

(d)           To the knowledge of the VS Companies, all sexual harassment, or other discrimination, retaliation or policy violation allegations within the past three (3) years have been investigated and addressed in accordance with applicable Law. The VS Companies do not reasonably expect any material liability with respect to any such allegations.

(e)            No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or material reduction in salary or wages has occurred since March 1, 2020 or is currently contemplated, planned or announced, as a result of COVID-19 or any Law, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19.

Section 3.15       Taxes.

(a)            All income and other material Tax Returns required by Law to be filed by the VS Companies have been timely filed, and all such Tax Returns are true, complete and accurate in all material respects.

(b)             All income and other material Taxes due and owing by the VS Companies (whether or not reflected on any Tax Return) have been duly and timely paid in full.

(c)             The VS Companies have (i) timely withheld and remitted to the appropriate Governmental Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service provider, equity interest holder or other third-party, and (ii) complied in all material respects with all applicable Laws relating to the collection, withholding, and remittance of Taxes and information reporting relating to Taxes.

(d)            None of the VS Companies are currently the subject of or otherwise engaged in any material Tax audit, examination, investigation or other proceeding (judicial or administrative) with a Governmental Authority, nor has any VS Company received written notice from any Governmental Authority indicating that any such Tax audit, examination, investigation, or other proceeding is forthcoming.

(e)             None of the VS Companies have received any written claimed, proposed, asserted, or threatened deficiency, assessment, or adjustment with respect to a material amount of Taxes that has not been resolved in full. None of the VS Companies have waived or extended the statute of limitations with respect to any assessment or potential assessment or collection or potential collection of a material amount of Taxes which waiver or extension is still in effect, nor is any request from any Governmental Authority for any such waiver or extension outstanding.

(f)              There are no Liens with respect to material Taxes on any of the assets of the VS Companies, other than Permitted Liens.

(g)             No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), private letter ruling, or technical advice memorandum concerning Taxes has been entered into, or issued by, or requested from any Governmental Authority with respect to a VS Company that would be effective after the Closing Date.

(h)             No VS Company is or has ever been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4.

(i)              No VS Company has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed in whole or in part by Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(j)              No VS Company (i) has been a member of an “affiliated group” (within the meaning of Section 1504 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Law), (ii) has any liability for the Taxes of any Person (other than a VS Company) under Section 1.1502-6 of the Treasury Regulations (or any corresponding or similar provision of state, local, or non-U.S. Law), as a transferee or successor, by operation of Law, or by Contract (other than any customary provisions contained in a commercial Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes), or (iii) is a party to any Tax allocation, Tax sharing, Tax indemnity, or other similar Contract (other than any (x) Contract solely between or among the VS Companies and (y) any customary provisions contained in a commercial Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(k)             No VS Company will be required to pay any material Tax after the Closing Date as a result of any deferral of a payment obligation or advance of a credit with respect to Taxes to the extent relating to any action, election, deferral, filing, or request made or taken by any VS Company (including the non-payment of a Tax) on or prior to the Closing Date (including (1) the delay of payment of employment Taxes under any COVID-19 Tax Measure or any similar notice or order or law, and (2) the advance refunding or receipt of credits under any COVID-19 Tax Measure (including, without limitation, Section 3606 of the CARES Act)).

(l)              No VS Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in or use of an improper method of accounting for a taxable period (or portion thereof) ending on or before to the Closing Date (including as a result of any adjustment under Section 481 of the Code or any corresponding or similar provision of state, local, or non-U.S. Law), (ii) installment sale or open transaction disposition transaction made on or prior to the Closing Date, (iii) prepaid amount, advanced amount, or deferred revenue received on or prior to the Closing Date, or (iv) application of Code Section 965 (including any installment payment attributable to an election under Code 965(h)).

(m)            No VS Company is (or, at any point during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, has been) a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code. No VS Company is or, within the prior six years, has been (i) a “controlled foreign corporation” as defined in Section 957 of the Code, or (ii) a “passive foreign investment company” as defined Section 1297 of the Code.

(n)             No written claims have been made in the last six (6) years by any Governmental Authority in a jurisdiction where a VS Company does not file Tax Returns that such VS Company is or may be subject to Tax by, or required to file any Tax Return in, that jurisdiction. No VS Company has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or other taxable presence in any country other than the country in which it is organized.

(o)             Intermediate is and at all times since formation been classified as a partnership for U.S. federal (and applicable state and local) income Tax purposes and not as a publicly traded partnership within the meaning of Section 7704(b) of the Code. Intermediate has not made any election or otherwise taken any action to cause the Partnership Tax Audit Rules to apply to Intermediate at any earlier date than is required by Law. Section 3.15(o) of the VS Disclosure Letter lists the U.S. federal income Tax classification of each VS Company since its respective formation.

(p)             VividSeats Canada Ltd. has not applied for, claimed, or received a refund of an amount decreed, under section 125.7 of the Income Tax Act (Canada), to be an overpayment of Tax owing under Part I of the Income Tax Act (Canada) to which it was not entitled pursuant to applicable Law.

(q)             Each VS Company has complied in all material respects with Laws relating to escheat and unclaimed property.

(r)             None of the intangible assets of the VS Companies were used by the VS Companies or a related person (as defined in Section 197(f)(9)(C) of the Code) to a VS Company in a trade or business conducted on or before August 10, 1993.

(s)             VS PubCo was formed for the sole purpose of effecting the Merger and the other Transactions contemplated hereby and has not engaged in business activities or conducted any operations other than in connection with the Merger and the other Transactions contemplated hereby and has not had, and at all times prior to the Effective Time, will not have, any assets, liabilities or obligations other than those incident to its formation and the Merger and the other Transactions contemplated hereby.

(t)              No VS Company has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

Section 3.16        Property.

(a)             Section 3.15(t)(a) of the VS Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of all material Leased Real Property and all Real Property Leases (as hereinafter defined) pertaining to such Leased Real Property (including the date and name of the parties to each lease document). With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all of the leases, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in to the Leased Real Property by or to any VS Company, including all amendments and modifications thereof (collectively, the “Real Property Leases”) are in full force and effect and represent the legal, valid and binding obligations of the VS Company party thereto and, to the knowledge of the VS Companies, represent the legal, valid and binding obligations of the counterparties thereto; and (ii) (x) the VS Companies have performed in all respects all respective obligations required to be performed by them to date under the Real Property Leases to which any VS Company is a party or by which they are bound, and neither the VS Companies nor, to the knowledge of the VS Companies, any other party thereto is in breach of or default under any such Real Property Lease, (y) during the last twelve (12) months, none of the VS Companies has received any written claim or notice of termination or breach of or default under any such Real Property Lease, and (z) no event has occurred which, with the delivery of notice, the passage of time or both, individually or together with other events, would reasonably be expected to result in a breach of or a default, or would permit the acceleration of rent under any such Real Property Lease by the VS Companies or, to the knowledge of the VS Companies, any other party thereto. The Leased Real Property is in good condition and repair in all material respects, normal wear and tear excepted. The VS Companies have delivered a true and complete copy of each Real Property Lease prior to the date of this Agreement.

(b)             None of the VS Companies has any ownership in any real property.

(c)            With such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the VS Companies have good title to or valid leasehold or license interests in all of the assets and personal property that they purport to own, lease or license (including those assets reflected on the Financial Statements), free and clear of any and all Liens other than Permitted Liens. Such assets and properties constitute all of the assets and personal properties which are owned, used or held for use in the conduct by the VS Companies of their businesses as they are currently conducted or contemplated to be conducted.

Section 3.17       Environmental, Health and Safety.

(a)           The VS Companies are, and for the past three (3) years have been, in compliance in all material respects with Environmental Laws, which compliance includes obtaining, maintaining, and complying in all material respects with all permits required under Environmental Laws.

(b)            The VS Companies have not received in the past three (3) years any written claims, notices or other information, and there are no Legal Proceedings pending or, to knowledge of the VS Companies, threatened against any VS Company, in each case, alleging material violations of or material liability under any Environmental Law.

(c)            None of the VS Companies have treated, stored, disposed of, arranged for the disposal of, transported, handled, released, exposed any Person to, or owned or operated any property or facility contaminated by, any Hazardous Materials, in each case so as to give rise to material liability under Environmental Laws.

(d)           None of the VS Companies have assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any material liability of any other Person under any Environmental Laws or with respect to Hazardous Materials.

(e)            The VS Companies have made available to Horizon copies of all material environmental assessments, audits and reports relating to the current or former properties, facilities or operations of any VS Company in the possession or under the reasonable control of any VS Company.

Section 3.18       Intellectual Property; Data Privacy.

(a)            Section 3.18(a) of the VS Disclosure Letter lists all (a) patents and patent applications, (b) registered trademarks and trademark applications, (c) registered copyrights, and (d) domain name registrations, in each case that constitute Owned Intellectual Property as of the date of this Agreement (“Company Registered Intellectual Property”), in each case, listing, as may be applicable, the filing/application/registration number, title, registrar, jurisdiction, date of filing/issuance and current applicant(s)/registered owners(s). Each item of the foregoing Company Registered Intellectual Property is subsisting, and has not been cancelled or abandoned. To the knowledge of the VS Companies, all Company Registered Intellectual Property is valid and enforceable. No action is pending, or to the VS Companies’ knowledge is threatened, challenging the validity, enforceability, registration, ownership or scope of any Owned Intellectual Property.

(b)            One or more of the VS Companies exclusively own all Owned Intellectual Property free and clear of all Liens (other than Permitted Liens). All former and current officers, directors, employees, consultants, agents, and independent contractors of the VS Companies who have contributed to or participated in the conception and development of material Intellectual Property for any of the VS Companies have entered into valid and binding proprietary rights agreements with the relevant VS Company vesting ownership of such Intellectual Property in such VS Company, except where such ownership of such Intellectual Property is vested in the applicable VS Company by operation of law. The VS Companies have taken commercially reasonable steps to maintain the confidentiality of all trade secrets material to their business in accordance with industry practice. To the VS Companies’ knowledge, there has been no unauthorized access, use or disclosure of any material trade secrets or other material confidential Proprietary Information of the VS Companies.

(c)             (i) The operation of the VS Companies’ business has not, since December 31, 2018, infringed, misappropriated, diluted or otherwise violated, and is not infringing, misappropriating, diluting or otherwise violating the Intellectual Property rights of any Person and (ii) no Person (including any current or former employee or consultant of the VS Companies) has, since December 31, 2018, infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating any Owned Intellectual Property, in each case, except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No Action is pending or, to the VS Companies’ knowledge, threatened against the VS Companies or made by the VS Companies against a third party, alleging any infringement, misappropriation, dilution or other violation of any Intellectual Property rights, except as has not been, and would not reasonably be expected to be, individually or in the aggregate, materially adverse to the VS Companies.

(d)            The IT Systems are sufficient in all material respects for the current operations of the VS Companies and have not materially malfunctioned or failed since December 31, 2018. The VS Companies have implemented and maintain commercially reasonable measures designed to protect the integrity and security of the IT Systems, as well as commercially reasonable data backup, system redundancy and disaster avoidance and recovery procedures. To the knowledge of the VS Companies, there has been, since December 31, 2018, no breach of the IT Systems resulting in the unauthorized access, use, disclosure, modification, destruction or encryption of any material Personal Data or material Proprietary Information contained therein.

(e)             None of the VS Companies have (i) incorporated any Open Source Software into, or combined Open Source Software with, any software included in the Owned Intellectual Property, or (ii) distributed Open Source Software in conjunction with any software included in the Owned Intellectual Property, in each case, in a manner which requires, as a condition of such incorporation, combination or distribution, that the Owned Intellectual Property be (x) disclosed or distributed in source code, object code or binary form, (y) licensed for the purpose of making derivative works, or (z) redistributable at no charge. Except as would not reasonably be expected to be, individually or in the aggregate, materially adverse to the VS Companies, no source code of any software included in the Owned Intellectual Property has been disclosed, licensed, escrowed or delivered to any Person, including an escrow agent, and no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or the occurrence of any condition) would reasonably be expected to result in a requirement that the source code of any software included in the Owned Intellectual Property be disclosed or delivered to any Person.

(f)             The VS Companies are, and since December 31, 2018, have been, in material compliance with all Privacy Laws and all Privacy Agreements. To the knowledge of the VS Companies, no material complaint relating to an improper use or disclosure of, or a breach in the security of, any Personal Data is pending, or since December 31, 2018 has been made, against the VS Companies. To the knowledge of the VS Companies, there is no pending claim, audit or investigation against the VS Companies alleging that any processing of Personal Data by the VS Companies: (i) is in violation of any applicable Privacy Laws, or (ii) is in violation of any Privacy Agreements.

Section 3.19       Absence of Changes. Since the date of the most recent balance sheet included in the Financial Statements, (a) there has not been any Company Material Adverse Effect and (b) except as set forth in Section 3.19 of the VS Disclosure Letter, the VS Companies have, in all material respects, conducted their business and operated their properties in the ordinary course of business. Since the date of the most recent balance sheet included in the Financial Statements, the VS Companies and their Subsidiaries have not taken any action or omitted to take any action, which, if taken or omitted to be taken after the date of this Agreement, would require the consent of Horizon in accordance with Section 5.1.

Section 3.20       Anti-Corruption Compliance; Sanctions; PATRIOT ACT.

(a)            For the past three (3) years, none of the VS Companies, nor, to the knowledge of the VS Companies, any director, officer, employee, member, equityholder, manager, representative or agent acting on behalf of any VS Company, has, directly or indirectly (i) made or attempted to make or promised to pay, any contribution, gift, bribe, rebate, payoff, influence payment or kickback or promised to give or authorized such a promise or gift, of any money or anything of value or other payment, to (A) any official or employee of a Governmental Authority, any political party or official thereof, or any candidate for political office or (B) any other Person, in any such case while knowing that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any official or employee of a Governmental Authority or candidate for political office for the purpose of influencing any official act or decision of such official or inducing him, her or it to use his, her or its influence: (1) to obtain favorable treatment for business or contracts secured, (2) to pay for favorable treatment for business or contracts secured, (3) to obtain special concessions or for special concessions already obtained or (4) in violation of any requirement of applicable Anti-Bribery Laws in each jurisdiction where the VS Company is conducting or has conducted business, or (ii) established or maintained any unlawful fund or asset that has not been recorded in the VS Company’s books and records, except, in each case, to the extent any payments or failure to so record would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)            Each of the VS Companies, have instituted and maintain policies and procedures reasonably designed to ensure compliance in all material respects with the Anti-Bribery Laws.

(c)             To the knowledge of the VS Companies, as of the date hereof, there are no current or pending internal investigations, third party investigations (including by any Governmental Authority), or internal or external audits that address any material allegations or information concerning possible material violations of the Anti-Bribery Laws related to any VS Company.

(d)             None of the VS Companies nor, to the knowledge of the VS Companies, any director, officer, employee, agent, Affiliate or representative thereof, is an individual or entity that is, or is owned or controlled by, any individual or entity that is (i) currently the subject or target of any Sanctions, (ii) included on OFAC’s List of Specially Designated Nationals, Her Majesty’s Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Ban List, or any similar list enforced by any other relevant sanctions authority or (iii) located, organized or resident in a Designated Jurisdiction.

(e)             To the extent applicable, the VS Companies are in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or Governmental Order relating thereto and (ii) the PATRIOT Act.

Section 3.21            Insurance. Each VS Company currently maintains, and has for the past three (3) years maintained insurance required by Law or any Contract to which any of them is party or by which any of them is bound. The VS Companies have in full force and effect all material policies or binders of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of the VS Companies. All such insurance policies are in full force and effect, all premiums due have been paid in full, no VS Company is in default with respect to its payment obligations under any such policies, and no notice of cancellation or termination has been received by any VS Company with respect to any such policy. No VS Company nor any of its Subsidiaries has any self-insurance or co-insurance programs. No insurer has denied or disputed coverage of any material claim under an insurance policy during the last twelve (12) months.

Section 3.22            Subscription-Related Representations.

(a)             Topco understands that the shares of Class B Common Stock are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that such shares have not been registered under the Securities Act. Topco understands that the shares of Class B Common Stock may not be resold, transferred, pledged or otherwise disposed of by Topco absent an effective registration statement under the Securities Act except (i) to the Surviving Corporation or a Subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii), in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates or book entry account representing such shares shall contain a legend to such effect.

(b)            Topco acknowledges and agrees that Topco has received such information and has had the full opportunity to ask such questions and receive such answers concerning an investment in the shares of Class B Common Stock as Topco and Topco’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to such shares.

(c)            Topco has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Class B Common Stock, and Topco has sought such accounting, legal and tax advice as Topco has considered necessary to make an informed investment decision.

Section 3.23       Information Supplied. None of the information supplied or to be supplied by any VS Entity or any of the VS Entities’ Subsidiaries specifically for inclusion in the Proxy Statement/Registration Statement will, at the date on which the Proxy Statement/Registration Statement is first mailed to the Horizon Stockholders or at the time of the Horizon Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the VS Entities make no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by Horizon for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 3.24       Brokers’ Fees. Except as set forth on Section 3.24 of the VS Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by any VS Entity, any of their Subsidiaries’ or any of their Affiliates for which Horizon, any VS Entity or any of the VS Entities’ Subsidiaries has any obligation.

Section 3.25       No Outside Reliance. Notwithstanding anything contained in this Article III or any other provision hereof, each of the VS Entities, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that the VS Entities has made its own investigation of Horizon and that neither Horizon nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by Horizon in Article IV, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Horizon or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any management presentations that have been or shall hereafter be provided to the VS Entities or any of their Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of Horizon, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article IV of this Agreement. Except as otherwise expressly set forth in this Agreement, each of the VS Entities understands and agrees that any assets, properties and business of Horizon and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 3.26       Indebtedness; Cash; Transaction Expenses. Section 3.26(a) of the VS Disclosure Letter lists each item of Indebtedness, including in each case, the amount and holder of such Indebtedness, of the VS Entities or their Subsidiaries that is outstanding as of April 20, 2021. Section 3.26(b) of the VS Disclosure Letter attached hereto lists the aggregate amount of cash and cash equivalents held by the VS Entities and their Subsidiaries as of the date hereof. Section 3.26(c) of the VS Disclosure Letter lists each expected payee of VS Transaction Expenses as of the Closing, together with an estimate of the amount of such expenses.

Section 3.27       No Additional Representation or Warranties. Except as provided in this Article III, neither the VS Entities nor any of their Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to Horizon or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Horizon or its Affiliates. Without limiting the foregoing, the VS Entities acknowledge that the VS Entities, together with their respective advisors, have made their own investigation of Horizon and its Subsidiaries and, except as provided in Article IV, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Horizon or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Horizon and its Subsidiaries as conducted after the Closing, as contained in any materials provided by Horizon or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

Article IV

REPRESENTATIONS AND WARRANTIES OF HORIZON

Except as set forth in (i) any Horizon SEC Filings filed or submitted on or prior to the date hereof (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such Horizon SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.9 and Section 4.11), or (ii) in the disclosure letter delivered by Horizon to the VS Entities (the “Horizon Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 10.9, qualifies the correspondingly numbered and lettered representations in this Article IV), Horizon represents and warrants to the VS Entities as follows:

Section 4.1              Company Organization. Horizon has been duly incorporated, organized or formed and is validly existing as a corporation and in good standing or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Horizon is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the conduct of business as now conducted requires it to be so licensed or qualified, except where failure to be so licensed or qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Horizon Material Adverse Effect. True and complete copies of the Governing Documents of Horizon have been made available to the VS Entities prior to the date of this Agreement.

Section 4.2           Due Authorization.

(a)             Horizon has all requisite corporate power and authority to (a) execute, deliver and perform under this Agreement and the other documents to which it is or will be a party contemplated hereby and (b) consummate the Transactions and perform all obligations to be performed by it hereunder and thereunder, subject to obtaining the Horizon Stockholder Approval. The execution, delivery and performance of this Agreement and the other documents to which it is or will be a party contemplated hereby and the consummation of the Transactions and thereby have been (i) duly and validly authorized and approved by the Board of Directors of Horizon and (ii) determined by the Board of Directors of Horizon as advisable to Horizon and the Horizon Stockholders and recommended for approval by the Horizon Stockholders. No other company proceeding on the part of Horizon is or will be necessary to authorize this Agreement and the other documents to which it is or will be a party contemplated hereby (other than the Horizon Stockholder Approval). This Agreement has been, and at or prior to the Closing, the other documents to which it is or will be a party contemplated hereby will be, duly and validly executed and delivered by Horizon, and this Agreement constitutes, and at or prior to the Closing, the other documents to which it is or will be a party contemplated hereby will constitute, a legal, valid and binding obligation of Horizon, enforceable against Horizon in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b)            Assuming that a quorum (as determined pursuant to the Horizon Governing Documents) is present, (i) the Transaction Proposal identified in clause (A) of Section 7.2(b), shall require an affirmative vote of the holders of at least two-thirds of the outstanding Horizon Common Stock entitled to vote, who attend and vote thereupon (as determined in accordance with applicable Law and the Horizon Governing Documents) at a Horizon Stockholders’ Meeting duly called by the Board of Directors of Horizon and held for such purpose, and (ii) the Transaction Proposals identified in clauses (B) - (G) of Section 7.2(b), in each case, shall require approval by an affirmative vote of the holders of at least a majority of the outstanding Horizon Common Stock (prior to the Effective Time) entitled to vote, who attend and vote thereupon (as determined in accordance with the Horizon Governing Documents) at a Horizon Stockholders’ Meeting duly called by the Board of Directors of Horizon and held for such purpose.

(c)             The foregoing vote is the only votes of any of Horizon’s share capital necessary in connection with entry into this Agreement by Horizon and the consummation of the Transactions, including the Closing.

(d)            At a meeting duly called and held, the Board of Directors of Horizon has unanimously approved the Transactions as a Business Combination.

Section 4.3              No Violation. Subject to the receipt of the consents, approvals, authorizations and other requirements set forth in Section 4.4 and to receipt of the Horizon Stockholder Approval, the execution, delivery and performance by Horizon of this Agreement and the documents to which it is or will be a party contemplated hereby and the consummation of the Transactions do not and will not (a) violate any provision of, or result in the breach of or default under (in each case, with or without notice or lapse of time, or both) the Governing Documents of Horizon, (b) violate any provision of, or result in the breach of, or default under (in each case, with or without notice or lapse of time, or both) any Law or Governmental Order applicable to Horizon or any of its Subsidiaries, (c) violate any provision of, or result in (in each case, with or without notice or lapse of time, or both) the breach of, result in the loss of any right or benefit (including any forfeiture or reduction in carried interest), require any consent, waiver, approval, authorization, notice or other action by any Person (other than Horizon or its Subsidiaries), or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract or Governmental Permit to which Horizon or any of its Subsidiaries is a party or by which Horizon or any of its Subsidiaries may be bound, or terminate or result in the termination of any such Contract or Governmental Permit or (d) result in the creation of any Lien upon any of the properties or assets of Horizon or any of its Subsidiaries, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Horizon Material Adverse Effect.

Section 4.4              Governmental Authorizations. Assuming the truth and completeness of the representations and warranties of the VS Entities contained in this Agreement, no Governmental Authorization is required on the part of Horizon or any of its Subsidiaries with respect to Horizon’s execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation by Horizon of the Transactions, except for (i) any consents, approvals, authorizations, designations, declarations, waivers, notices or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have (A) a Horizon Material Adverse Effect or (B) a material adverse effect on the ability of Horizon or its Subsidiaries to perform or comply with on a timely basis any material obligation of Horizon or its Subsidiaries under this Agreement or the Ancillary Agreements or to consummate the Transactions, (ii) any consents, approvals, authorizations, designations, declarations, waivers or filings related to the SEC, NASDAQ or the NYSE or in connection with the Plan of Merger or Merger Certificate and (iii) the Regulatory Approvals.

Section 4.5           Capitalization of Horizon.

(a)             As of the date hereof, the authorized share capital of Horizon is 441,000.00 divided into (i) 400,000,000 shares of Horizon Class A Common Stock, of which 54,398,433 shares are issued and outstanding as of the date of this Agreement, (ii) 40,000,000 shares of Horizon Class B Common Stock, of which 13,599,608 shares are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preference shares of par value $0.0001 each, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Horizon Securities”). The foregoing represent all of the issued and outstanding Horizon Securities. All issued and outstanding Horizon Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Horizon Governing Documents and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Horizon Governing Documents or any Contract to which Horizon is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(b)           At least one day prior to the Merger, Sponsor and Horizon shall consummate the Sponsor Exchange.

(c)           Subject to the terms of conditions of the relevant Warrant Agreement, the Horizon Warrants will be exercisable after giving effect to the Transactions for one share of Horizon Common Stock at an exercise price of eleven Dollars and fifty cents ($11.50) per share. As of the date hereof, 18,132,789 Horizon Common Warrants, 6,519,791 Horizon Private Placement Warrants, no Horizon $10.00 Exercise Warrants and no Horizon $15.00 Exercise Warrants are issued and outstanding. No Horizon Warrants are exercisable until thirty (30) days after the Closing. All outstanding Horizon Common Warrants and Horizon Private Placement Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of Horizon, enforceable against Horizon in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the Horizon Governing Documents; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Horizon Governing Documents or any Contract to which Horizon is a party or otherwise bound. All of the Horizon $10.00 Exercise Warrants and Horizon $15.00 Exercise Warrants will, when issued pursuant to the Exchange Agreement, (i) be duly authorized and validly issued and constitute valid and binding obligations of Horizon, enforceable against Horizon in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law and all requirements set forth in the Horizon Governing Documents; and (iii) not be subject to, nor will they have been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Horizon Governing Documents or any Contract to which Horizon is a party or otherwise bound. Except for the Horizon Governing Documents and this Agreement, there are no outstanding Contracts of Horizon to repurchase, redeem or otherwise acquire any Horizon Securities.

(d)          Except as set forth in this Section 4.5 of the Horizon Disclosure Letter, Horizon has not granted any outstanding subscriptions, options, stock appreciation rights, “phantom stock”, warrants, commitments, calls, rights of first refusal, deferred compensation rights, rights or other securities (including debt securities or voting securities) convertible into or exchangeable or exercisable for Horizon Securities, any other commitments, calls, conversion rights, rights of exchange of privilege (whether pre-emptive, contractual or by matter of Law), plans or other arrangements or commitments of any character providing for the issuance of additional shares or any other equity securities of Horizon the sale of treasury shares or other equity interests of Horizon or the value of which is determined by reference to the Horizon Securities, and there are no voting trusts, proxies or agreements of any kind which may obligate Horizon to issue, purchase, register for sale, redeem or otherwise acquire any Horizon Securities.

(e)             The Horizon Common Stock is duly authorized and validly issued, fully paid and non-assessable and issued in compliance with applicable Law and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law or the Horizon Governing Documents.

(f)              Horizon has no Subsidiaries and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. Horizon is not party to any Contract that obligates Horizon to invest money in, loan money to or make any capital contribution to any other Person.

Section 4.6           Internal Controls; Listing; Financial Statements.

(a)             Except as not required in reliance on exemptions from various reporting requirements by virtue of Horizon’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Horizon has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Horizon, including its consolidated Subsidiaries, if any, is made known to Horizon’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. Such disclosure controls and procedures are effective in timely alerting Horizon’s principal executive officer and principal financial officer to material information required to be included in Horizon’s periodic reports required under the Exchange Act. Since June 20, 2020, Horizon has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Horizon’s financial reporting and the preparation of Horizon’s financial statements for external purposes in accordance with GAAP.

(b)            Each director and executive officer of Horizon has filed with the SEC on a timely basis all statements required by Section 16(a) of the Exchange Act and the rules and regulations promulgated thereunder. Horizon has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(c)             Except as set forth in Section 4.6(c) of the Horizon Disclosure Letter, since June 20, 2020, Horizon has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE. The Horizon Class A Common Stock (prior to the Effective Time) is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE. Except as set forth in Section 4.6(c) of the Horizon Disclosure Letter, there is no Legal Proceeding pending or, to the knowledge of Horizon, threatened against Horizon by the NYSE or the SEC with respect to any intention by such entity to deregister the Horizon Common Stock (prior to the Effective Time) or prohibit or terminate the listing of Horizon Common Stock (prior to the Effective Time) on the NYSE.

(d)            The Horizon SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2019, and statement of operations, cash flow and stockholders’ equity of Horizon for the year ended December 31, 2019, together with the auditor’s reports thereon (the “Horizon Financial Statements”). Except as disclosed in the Horizon SEC Filings, the Horizon Financial Statements present (i) fairly present in all material respects the financial position of Horizon, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended, (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto), and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. Each of the VS Entities acknowledges that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Horizon continues to review the Statement and its implications, including on the financial statements and other information included in the Horizon SEC Filings and (iii) any restatement, revision or other modification of the Horizon SEC Filings in connection with such review of the Statement or any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of this Agreement, including for purposes of this Section 4.6(d) and Section 4.9(f) below. The books and records of Horizon have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(e)            There are no outstanding loans or other extensions of credit made by Horizon to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Horizon. Horizon has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f)             Neither Horizon (including any employee thereof) nor Horizon’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Horizon, (ii) any fraud, whether or not material, that involves Horizon’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Horizon or (iii) any claim or allegation regarding any of the foregoing.

Section 4.7           No Undisclosed Liabilities. Except as set forth on Section 4.7 of the Horizon Disclosure Letter, as of the date of this Agreement, there is no liability, debt (including Indebtedness) or obligation of, or claim or judgment of any kind, against, Horizon or any of its Subsidiaries (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, due or to become due or otherwise) that would be required to be set forth on a balance sheet of Horizon or any of its Subsidiaries prepared in accordance with GAAP, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the Financial Statements or disclosed in the notes thereto included in Horizon SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Horizon SEC Filings in the ordinary course of business (none of which relates to breach of contract, breach of warranty, tort, infringement, any lawsuit, a violation of law), (c) that will be discharged or paid off prior to or at the Closing, (d) arising under this Agreement and/or the performance by Horizon of its obligations hereunder, or (e) that would not, reasonably be expected to, individually or in the aggregate, result in material liability to the Horizon Entities, taken as a whole.

Section 4.8          Litigation and Proceedings. Except as set forth on Section 4.8 of the Horizon Disclosure Letter, as of the date of this Agreement, (a) there are no pending or, to the knowledge of Horizon, threatened Legal Proceedings against or by Horizon or its properties, assets or business; (b) no investigations, audits or other inquiries are pending or, to the knowledge of Horizon, threatened by any Governmental Authority, against Horizon or its properties, assets or business; and (c) there is no outstanding Governmental Order imposed upon any Horizon, nor are any properties or assets of Horizon bound by or subject to any Governmental Order, except in the case of each of clauses (a) – (c), as would not reasonably be expected to, individually or in the aggregate, be materially adverse to the Horizon Entities, taken as a whole.

Section 4.9           Taxes.

(a)             All income and other material Tax Returns required by Law to be filed by Horizon or its Subsidiaries have been timely filed, and all such Tax Returns are true, complete and accurate in all material respects.

(b)            All income and other material Taxes due and owing by Horizon or its Subsidiaries (whether or not reflected on any Tax Return) have been duly and timely paid in full.

(c)             Horizon and its Subsidiaries have (i) timely withheld and remitted to the appropriate Governmental Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, other service provider, equity interest holder or other third-party, and (ii) complied in all material respects with all applicable Laws relating to the collection, withholding, and remittance of Taxes.

(d)            Neither Horizon nor any of its Subsidiaries is currently the subject of or otherwise engaged in any material Tax audit, examination, investigation, or other proceeding (judicial or administrative) with a Governmental Authority, nor has Horizon or any of its Subsidiaries received written notice from any Governmental Authority indicating that any such Tax audit, examination, investigation, or other proceeding is forthcoming.

(e)             Neither Horizon nor any of its Subsidiaries has received any written claimed, proposed, asserted, or threatened deficiency, assessment, or adjustment with respect to a material amount of Taxes that has not been resolved in full. Neither Horizon nor any of its Subsidiaries has waived or extended the statute of limitations with respect to any assessment or potential assessment or collection or proposed collection of a material amount of Taxes which waiver or extension is still in effect, nor is any request from any Governmental Authority for any such waiver or extension outstanding. There are no Liens with respect to material Taxes on any of the assets of Horizon or its Subsidiaries, other than Permitted Liens.

(f)              Neither Horizon nor any of its Subsidiaries has taken any action (or permitted any action to be taken), nor is aware of any fact or circumstance, that could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code.

Section 4.10            SEC Filings. Horizon has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since August 20, 2020, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing through the date hereof, the “Horizon SEC Filings”). Each of the Horizon SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Horizon SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), the Horizon SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Horizon SEC Filings. To the knowledge of Horizon, none of the Horizon SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 4.11            Trust Account. As of the date of this Agreement, Horizon has at least $543,984,330.00 in the Trust Account (including, if applicable, an aggregate of approximately $13,600,000.00 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of August 25, 2020, between Horizon and Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Horizon SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than stockholders of Horizon holding Horizon Common Stock (prior to the Effective Time) sold in Horizon’s initial public offering who shall have elected to redeem their shares of Horizon Common Stock (prior to the Effective Time) pursuant to the Horizon Governing Documents and the underwriters of Horizon’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Horizon Share Redemptions. There are no proceedings pending or, to the knowledge of Horizon, threatened with respect to the Trust Account. Horizon has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Closing, the obligations of Horizon to dissolve or liquidate pursuant to the Horizon Governing Documents shall terminate, and as of the Closing, Horizon shall have no obligation whatsoever pursuant to the Horizon Governing Documents to dissolve and liquidate the assets of Horizon by reason of the consummation of the Transactions. To Horizon’s knowledge, as of the date hereof, following the Closing, no Horizon Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such Horizon Stockholder is exercising a Horizon Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the VS Entities contained herein and the compliance by the VS Entities with their respective obligations hereunder, Horizon has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Horizon on the Closing Date.

Section 4.12           Investment Company Act; JOBS Act. Horizon is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Horizon constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 4.13            Absence of Changes. Since June 20, 2020, (a) there has not been any Horizon Material Adverse Effect and (b) except as set forth in Section 4.13 of the Horizon Disclosure Letter, Horizon has, in all material respects, conducted its business and operated its properties in the ordinary course of business consistent with past practice.

Section 4.14            Indebtedness; Transaction Expenses. Horizon does not have any Indebtedness. Section 4.14 of the Horizon Disclosure Letter lists each expected payee of Horizon Transaction Expenses as of the Closing, together with an estimate of the amount of such expenses.

Section 4.15            Business Activities.

(a)             Since its organization, Horizon has not conducted any business activities other than activities related to Horizon’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in the Horizon Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the Transactions, there is no Contract to which Horizon is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Horizon or any acquisition of property by Horizon or the conduct of business by Horizon as currently conducted or as contemplated to be conducted as of the Closing, other than such effects which have not had, and would not reasonably be expected, individually or in the aggregate, to interfere with, prevent or materially delay the ability of Horizon to enter into and perform their obligations under this Agreement.

(b)             Except for the transactions contemplated by this Agreement and the Ancillary Agreements, Horizon does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c)             As of the date hereof and except for this Agreement and as set forth on Section 4.15(c) of the Horizon Disclosure Letter, the Ancillary Agreements and Transactions (including with respect to Horizon Transaction Expenses), Horizon is not party to any Contract with any other Person that would require payments by Horizon or any of its Subsidiaries after the date hereof in excess of $75,000 in the aggregate with respect to any individual Contract.

Section 4.16            NYSE Stock Market Quotation. Horizon Class A Common Stock is registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on the NYSE under the symbol “HZAC”. The Horizon Common Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the NYSE under the symbol “HZAC WS”. Except as set forth on Section 4.16 of the Horizon Disclosure Letter, Horizon is in compliance with the rules of the NYSE and there is no Action or proceeding pending or, to the knowledge of Horizon, threatened against Horizon by the NYSE or the SEC with respect to any intention by such entity to deregister the Horizon Common Stock or Horizon Common Warrants or terminate the listing of Horizon Common Stock or Horizon Common Warrants on the NYSE. Neither Horizon nor any of its Affiliates has taken any action in an attempt to terminate the registration of the Horizon Common Stock or Horizon Common Warrants under the Exchange Act except as contemplated by this Agreement.

Section 4.17           Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) under the Securities Act and/or filed pursuant to Section 14(a) of the Exchange Act, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. On the effective date of the Registration Statement, the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. On the date of any filing pursuant to Rule 424(b) under the Securities Act and/or Section 14(a) of the Exchange Act, the date the Proxy Statement/Registration Statement and the Proxy Statement, as applicable, is first mailed to the Horizon Stockholders, and at the time of the Horizon Stockholders’ Meeting, the Proxy Statement/Registration Statement and the Proxy Statement, as applicable (together with any amendments or supplements thereto), will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, Horizon makes no representation, warranty or covenant with respect to (a) statements made or incorporated by reference therein based on information supplied by the VS Entities for inclusion or incorporation by reference in the Proxy Statement/Registration Statement or (b) any projections or forecasts included in the Proxy Statement/Registration Statement.

Section 4.18            Takeover Statutes and Charter Provisions. The Board of Directors of Horizon has taken all action necessary so that the restrictions on a “business combination” (as such term is used in Section 203 of the DGCL) contained in Section 203 of the DGCL or any similar restrictions under any foreign Laws will be inapplicable to this Agreement and the Transactions. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other antitakeover statute or similar domestic or foreign Law applies with respect to Horizon or any of its Subsidiaries in connection with this Agreement or the Transactions. As of the date of this Agreement, there is no stockholder rights plan, “poison pill” or similar antitakeover agreement or plan in effect to which Horizon or any of its Subsidiaries is subject, party or otherwise bound.

Section 4.19            Brokers’ Fees. Except fees described on Section 4.19 of the Horizon Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by Horizon or any of its Affiliates or for which the VS Entities may become liable.

Section 4.20            No Outside Reliance. Notwithstanding anything contained in this Article IV or any other provision hereof, each of Horizon, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Horizon has made its own investigation of the VS Entities and that neither the VS Entities nor any of their Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the VS Entities in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the VS Entities or their Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the VS Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by Horizon or its representatives) or reviewed by Horizon pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Horizon or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the VS Entities, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III of this Agreement. Except as otherwise expressly set forth in this Agreement, Horizon understands and agrees that any assets, properties and business of the VS Entities and their Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Section 4.21            No Additional Representation or Warranties. Except as provided in this Article IV, neither Horizon nor any its Affiliates, nor any of their respective directors, managers, officers, employees, stockholders, partners, members or representatives has made, or is making, any express or implied representation or warranty whatsoever to the VS Entities or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the VS Entities or their Affiliates. Without limiting the foregoing, Horizon acknowledges that Horizon, together with its advisors, has made its own investigation of the VS Entities and their respective Subsidiaries and, except as provided in Article III, is not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the VS Entities or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of the VS Entities and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Horizon or any of its Affiliates or any of their respective directors, officers, employees, stockholders, partners, members or representatives or otherwise.

Article V

COVENANTS OF THE VS ENTITIES

Section 5.1            Conduct of Business. Except (i) as expressly contemplated or permitted by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth on Section 5.1 of the VS Disclosure Letter or (iv) as consented to by Horizon in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article IX (the “Interim Period”), each of the VS Entities shall, and shall cause their Subsidiaries to, use commercially reasonable efforts to operate the business of the VS Entities in the ordinary course. Without limiting the generality of the foregoing, except (A) as expressly contemplated or permitted by this Agreement (including the Pre-Closing Restructuring Plan) or the Ancillary Agreements, (B) as required by applicable Law (including for this purpose any COVID-19 Measures), (C) as set forth on Section 5.1 of the VS Disclosure Letter or (D) as consented to by Horizon in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Intermediate and VS Pubco shall not, and the VS Entities shall cause their Subsidiaries not to:

(a)             change or amend the Governing Documents of any VS Company in any material respect, except as otherwise required by Law;

(b)            make or declare any dividend or distribution to the stockholders or members, as applicable, of any VS Company or make any other distributions in respect of any of the VS Companies’ capital stock or equity interests, except for (i) Tax Distributions (as defined in the Current LLCA) permitted to be made under the Current LLCA but not in excess of $10,000,000, and (ii) dividends and distributions by a VS Company to another VS Company;

(c)            split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the VS Companies’ capital stock or equity interests, except for any such transaction by a VS Company that remains a VS Company after consummation of such transaction;

(d)            purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the VS Companies, except for (i) the acquisition by the VS Companies of any shares of capital stock, membership interests or other equity interests of the VS Companies (other than Intermediate) in connection with the forfeiture or cancellation of such interests and (ii) transactions between a VS Company and another VS Company;

(e)            sell, assign, transfer, convey, lease, license, sublease, abandon, permit to lapse, mortgage, pledge, encumber or otherwise dispose of any material tangible or intangible assets or properties of the VS Companies except for (i) dispositions of obsolete or worthless equipment in the ordinary course of business and (ii) transactions among the VS Companies;

(f)             acquire any ownership interest in any real property;

(g)            make an acquisition of (whether by merger, stock or asset purchase or otherwise), capital investment in, or any loan to (or series of acquisitions, capital investments or loans), any other Person;

(h)            (i) make or change any material method of accounting for Tax purposes, (ii) make, change or revoke any material Tax election that is inconsistent with past practices (except as required by the Code or applicable law) if such Tax election is reasonably expected to materially increase any Tax liability of the VS Companies or any direct or indirect owner of Intermediate in a post-Closing Tax period, (iii) enter into any closing agreement relating to material Taxes (iv) settle, concede, compromise or abandon any material Tax claim or assessment, (v) surrender any right to claim a material refund of Taxes (vi) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment, or (vii) file any amended income or other material Tax Return, except as required by applicable Law;

(i)              (i) issue any additional VS Company interests or securities exercisable for or convertible into VS Company interests or (ii) grant any options, warrants or other equity-based awards that relate to the equity of any VS Company, in each case other than in the ordinary course of business or issuances to any other VS Company;

(j)             adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization, equity split, redemption, purchase of its or any of its Subsidiaries’ equity interests or other reorganization of the VS Companies;

(k)            commence, waive, release, settle, compromise or otherwise resolve any investigation, claim, Action, litigation or other Legal Proceedings, except in the ordinary course of business or where such waivers, releases, settlements or compromises involve only the payment of monetary damages (A) in an amount less than $1,000,000 in the aggregate (excluding any amounts paid or payable by an insurance provider) or (B) that imposed any material non-monetary obligation on Horizon;

(l)             make or commit to make capital expenditures (other than capital expenditures made in the ordinary course of business consistent with past practices) in excess of $500,000, except for such capital expenditures included in the 2021 budget of the VS Companies previously made available to Horizon;

(m)           incur, assume or guarantee any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of any VS Company or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business consistent with past practices and in an aggregate principal amount not to exceed $5,000,000;

(n)            (i) adopt, establish, enter into, terminate, modify or amend any Company Benefit Plan or any benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if in effect as of the date hereof, other than as required by applicable Law, (ii) other than as such actions may be taken pursuant to the terms of any Company Benefit Plan, accelerate the vesting or payment of any compensation or benefits under any Company Benefit Plan, or (iii) recognize any union or employee representative body for purposes of collective bargaining or negotiate or enter into any CBA, works council agreement or other similar Contract or understanding with any union, works council or other labor organization other than as required by applicable Law;

(o)            (i) pay, announce, promise or grant any increase in the compensation or benefits payable to any current or former director, officer, employee or other individual service provider of any VS Company, other than increases in compensation of employees in the ordinary course consistent with past practice or otherwise pursuant to any existing agreement as of the date of this Agreement, or (ii) enter into any new employment agreement with any Person, or amend the annual base salary of any existing employment agreement with any current or former director, officer, employee or other individual service provider, whose annual base salary would exceed, or exceeded, $300,000;

(p)            implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, infectious disease emergency leave, salary or wage reductions, work schedule changes or other such actions that could reasonably be expected to trigger notice or other requirements under the WARN Act;

(q)            terminate (other than for “cause”) any director, officer, employee or other service provider of any VS Company whose annual base salary exceeds, or would exceed, $300,000;

(r)             enter into any Related Party Transaction;

(s)            change an annual accounting period for GAAP or adopt or change any material accounting method used by it for GAAP or adopt any material accounting method unless required by GAAP; or

(t)             enter into any Contract to do any action prohibited under this Section 5.1.

Section 5.2             Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the VS Entities, any VS Entity or any of the VS Entities’ Subsidiaries by third parties that may be in the VS Entities’ or any of their Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided that, to the extent possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law, the VS Entities shall, and shall cause their Subsidiaries to, afford to Horizon and its accountants, counsel and other representatives reasonable access during the Interim Period (including for the purpose of coordinating transition planning for employees), during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the VS Entities and their Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the VS Entities and their Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the VS Entities and their Subsidiaries that are in the possession of the VS Entities or their Subsidiaries as such representatives may reasonably request; provided, that such access shall not include any Phase II invasive or intrusive investigations, testing, sampling or analysis of any properties, facilities or equipment of the VS Entities or their Subsidiaries without the prior written consent of Topco. All information obtained by Horizon and its representatives shall be subject to the Confidentiality Agreement.

Section 5.3              Preparation and Delivery of Quarterly Financial Statements.

(a)            As soon as reasonably practicable following May 14, 2021, Topco shall deliver to Horizon the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of Topco (or to the extent available, Intermediate) and its Subsidiaries as of and for the three-month period ended March 31, 2021, presented in a similar format and fashion as the Audited Financial Statements (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “Q1 Financial Statements”); provided that upon delivery of such Q1 Financial Statements, the representations and warranties set forth in Section 3.8 shall be deemed to apply to the Q1 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(b)            If the Closing has not occurred prior to August 12, 2021, as soon as reasonably practicable following August 12, 2021, Topco shall deliver to Horizon the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, stockholders’ deficit, and cash flow of Topco (or, to the extent available, Intermediate) and its Subsidiaries as of and for the three- and six-month period ended June 30, 2021 (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “Q2 Financial Statements”); provided that upon delivery of such Q2 Financial Statements, the representations and warranties set forth in Section 3.8 shall be deemed to apply to the Q2 Financial Statements with the same force and effect as if made as of the date of this Agreement.

(c)            If the Closing has not occurred prior to November 12, 2021, as soon as reasonably practicable following November 12, 2021, Topco shall deliver to Horizon the unaudited condensed consolidated balance sheets and statements of operations and comprehensive loss, cash flow and change in stockholders’ equity of Topco (or to the extent available, Intermediate) and its Subsidiaries as of and for the three- and nine-month period ended September 30, 2021 (subject to normal and recurring year-end adjustments and the absence of footnotes) (the “Q3 Financial Statements”); provided that upon delivery of such Q3 Financial Statements, the representation and warranties set forth in Section 3.8 shall be deemed to apply to the Q3 Financial Statements with the same force and effect as if made as of the date of this Agreement.

Section 5.4              Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article IX, the VS Entities and their Subsidiaries shall not, and the VS Entities shall instruct and use their respective reasonable best efforts to cause their respective representatives not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning any VS Entity or any of the VS Entities’ Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of any VS Entity or any of the VS Entities’ Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover Laws of any state with respect to an Acquisition Proposal, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal. Notwithstanding anything to the contrary in this Agreement, the VS Entities and their Subsidiaries and their respective representatives shall not be restricted pursuant to the foregoing sentence with respect to any actions taken in connection with (1) the Pre-Closing Restructuring and (2) the arrangement of financing in order to facilitate the consummation of the Transactions or for the financing of the Surviving Corporation and/or the VS Companies following the Closing.

Section 5.5              Support of Transaction. Without limiting any covenant contained in Article V or Article VII, the VS Entities shall, and shall cause their respective Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of the VS Entities or their respective Subsidiaries or Affiliates are required to obtain in order to consummate the Transactions and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

Section 5.6           Confidentiality. All non-public information of Horizon provided to the VS Entities pursuant to this Agreement shall be treated as confidential pursuant to the terms of this Section 5.6. Except as otherwise provided herein, the VS Entities shall, and shall cause each of their respective Subsidiaries to, hold in confidence, and the VS Entities shall not, and shall cause any of their respective Subsidiaries to not, disclose any non-public information of Horizon provided hereunder, including exercising the same degree of care as the VS Entities exercise with their own confidential or proprietary information of a similar nature. The VS Entities and their respective Subsidiaries acknowledge and agree that some of the information provided to the VS Entities and their respective Subsidiaries pursuant to this Section 5.6 may be considered “material non-public information” for purposes of securities Laws, and the VS Entities shall, and shall cause their respective Subsidiaries to, abide by all securities Laws relating to the handling of and acting upon material non-public information of or regarding Horizon. The VS Entities shall, and shall cause their respective Subsidiaries to, only use any such non-public information for purposes of consummating the transactions contemplated by this Agreement. The VS Entities shall not, and shall cause their respective Subsidiaries to not, disclose any portion of such non-public information to any person other than its or their and their respective Affiliates’ managers, members, stockholders, officers, directors, partners, employees, legal counsel, accountants, advisors, agents and consultants (collectively, “Representatives”) and who “need to know” such non-public information in order to consummate the transactions contemplated by this Agreement. The VS Entities and their respective Subsidiaries shall be responsible for any breach of this Section 5.6 by any of its Representatives, and agrees, at its sole expense, to take commercially reasonable measures to restrain its Representatives from prohibited or unauthorized disclosure or use of such non-public information. Notwithstanding anything contained herein to the contrary, this Section 5.6 shall not (i) prohibit the VS Entities and their respective Subsidiaries from disclosing any such non-public information (x) to the extent required in order for the VS Entities and their respective Subsidiaries to comply with applicable Law, provided that the VS Entities and their respective Subsidiaries, to the extent permitted by applicable Law, provides prior written notice of such required disclosure to Horizon and uses commercially reasonable efforts to avoid or minimize the extent of such disclosure, at Horizon’s sole expense or (y) if such non-public information becomes generally available to the public other than as a result of disclosure by the VS Entities or their respective Subsidiaries or their respective Representatives in breach of this or (ii) prohibit or limit the VS Entities, their respective Subsidiaries and their Affiliates from disclosing customary or any other reasonable information concerning the transactions contemplated hereby to the VS Entities’ and their respective Subsidiaries’ investors, prospective investors and advisors bound by customary confidentiality provisions. Notwithstanding the foregoing, any non-public information of Horizon provided to the VS Entities and their respective Subsidiaries pursuant to this Agreement may be disclosed, and no notice as referenced above is required to be provided, pursuant to requests or demands by any Governmental Authority with jurisdiction over the VS Entities, their respective Subsidiaries or their Representatives and not directed at Horizon or the transactions contemplated by this Agreement; provided that the VS Entities, their respective Subsidiaries or their Representatives, as applicable, inform any such authority of the confidential nature of the information disclosed to them and request they keep such information confidential in accordance with such Governmental Authority’s policies and procedures.

Section 5.7              Post-Closing Directors and Officers of the Surviving Corporation. Subject to the terms of the Surviving Corporation Governing Documents, VS PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Closing:

(a)             the Board of Directors of the Surviving Corporation shall consist of nine (9) directors, (i) one (1) of which shall be the chief executive officer of the Surviving Corporation, (ii) five (5) of which shall be designated by Topco, one (1) of which shall qualify as an “independent director” under stock exchange regulations applicable to the Surviving Corporation (the “VS Designated Directors”) and (iii) three (3) of which shall be designated by the Sponsor, two (2) of which shall qualify as “independent directors” under stock exchange regulations applicable to the Surviving Corporation;

(b)            the Chairperson of the Board of Directors of the Surviving Corporation shall be designated by Topco and shall serve in such capacity in accordance with the terms of the Surviving Corporation Governing Documents following the Closing; and

(c)             the initial officers of the Surviving Corporation shall be as set forth on Section 5.7(c) of the VS Disclosure Letter, who shall serve in such capacity in accordance with the terms of the Surviving Corporation Governing Documents following the Closing.

Section 5.8           Indemnification and Insurance.

(a)             From and after the Closing, the Surviving Corporation agrees that it shall indemnify and hold harmless each present and former director and officer of (x) any VS Company (in each case, solely to the extent acting in their capacity as such and to the extent such activities are related to the business of the VS Companies being acquired under this Agreement) (the “Company Indemnified Parties”) and (y) Horizon and each of its Subsidiaries (the “Horizon Indemnified Parties” together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the VS Companies, Horizon or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Governing Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Corporation and the VS Companies shall, and shall cause their Subsidiaries to (i) maintain for a period of not less than six years from the Closing provisions in its certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Horizon’s, its Subsidiaries’ and the VS Companies’ former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Governing Documents of the VS Companies, Horizon or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. The Surviving Corporation shall assume, and be liable for, and shall cause the VS Companies to honor, each of the covenants in this Section 5.8.

(b)            For a period of six years from the Closing, the Surviving Corporation shall cause the VS Companies to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Horizon’s, the VS Companies’ or their Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been made available to Horizon or Topco, as applicable, prior to the date of this Agreement or their agents or representatives, respectively) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall the Surviving Corporation be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by Horizon or the VS Companies, as applicable, for such insurance policy for the year ended December 31, 2020; provided, however, that (i) the Surviving Corporation or the VS Companies may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy with respect to claims existing or occurring at or prior to the Closing and if and to the extent such policies have been obtained prior to the Closing with respect to any such Persons, the VS Companies and the Surviving Corporation shall maintain (and cause their Subsidiaries to maintain) such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 5.8 shall be continued in respect of such claim until the final disposition thereof.

(c)            Notwithstanding anything contained in this Agreement to the contrary, this Section 5.8 shall survive the Closing indefinitely and shall be binding, jointly and severally, on the Surviving Corporation and the VS Companies and all successors and assigns of the Surviving Corporation and the VS Companies. In the event that the Surviving Corporation or any of the VS Companies or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation and the VS Companies shall ensure that proper provision shall be made so that the successors and assigns of the Surviving Corporation or any of the VS Companies, as the case may be, shall succeed to the obligations set forth in this Section 5.8.

(d)            The provisions of this Section 5.8(a)-(d): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Surviving Corporation and the VS Companies and their successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Governing Documents, or otherwise and (iv) shall survive the consummation of the Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

(e)             On the Closing Date, the Surviving Corporation shall enter into customary indemnification agreements reasonably satisfactory to Topco and Horizon with the post-Closing directors and officers of the Surviving Corporation, which indemnification agreements shall continue to be effective following the Closing.

Section 5.9              Surviving Corporation Organizational Documents. Immediately prior to the Effective Time, VS PubCo shall amend and restate its (a) certificate of incorporation so as to read in its entirety in the form set forth in Exhibit A (the “Surviving Corporation Charter”) and (b) bylaws so as to read in its entirety in the form set forth in Exhibit B (the “Surviving Corporation Bylaws”, together with the Surviving Corporation Charter, the “Surviving Corporation Governing Documents”).

Article VI

COVENANTS OF HORIZON

Section 6.1               Trust Account Proceeds and Related Available Equity.

(a)             If the amount of cash available in the Trust Account (the “Available Horizon Cash”) after (i) deducting the amount required to satisfy the Horizon Share Redemption Amount and (ii) including the PIPE Subscriptions is reasonably expected to be less than Three Hundred Eighty Million Dollars ($380,000,000) (which amount, for the avoidance of doubt, is determined before and without regard to the payment of Horizon Transaction Expenses or VS Transaction Expenses) as of the Closing (such amount, as calculated in accordance with the foregoing, the “Minimum Available Horizon Cash Amount”), then Sponsor and its Affiliates shall be entitled, with the prior written consent of Topco (not to be unreasonably conditioned, withheld or delayed), to arrange for the purchase by third Persons of additional shares of Horizon Common Stock at a price per share of $10.00 in an aggregate amount such that the Available Horizon Cash is, at or immediately prior to the Closing, equal to at least the Minimum Available Horizon Cash Amount after giving effect to such purchases, and such purchases made pursuant to this sentence shall be added to the definition and amount of Available Horizon Cash, including for purposes of Section 8.3(b). Horizon shall reasonably cooperate with and shall take all actions reasonably required to effect the foregoing, including, without limitation, by issuing additional shares of Horizon Common Stock.

(b)             Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Horizon shall provide to the Trustee in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Horizon (a) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (b) shall use its reasonable best efforts to cause the Trustee to, and the Trustee shall thereupon be obligated to (1) pay as and when due all amounts payable to Horizon Stockholders pursuant to the Horizon Share Redemptions, and (2) immediately thereafter, pay all remaining amounts then available in the Trust Account to Horizon for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 6.2               NYSE Listing. From the date hereof through the Closing, Horizon shall ensure that Horizon remains listed as a public company on the NYSE. Prior to the Closing, VS PubCo shall prepare, in consultation with Horizon, and submit to the NYSE a listing application covering the Class A Common Stock issuable in the Merger and the PIPE Subscriptions, and shall obtain approval for the listing of such Class A Common Stock and the parties shall reasonably cooperate with respect to such listing. VS PubCo shall use reasonable best efforts, in consultation with Horizon, to cause the shares of Class A Common Stock into which the Intermediate Common Units held by Topco are redeemable under the Second A&R LLCA, and will use reasonable best efforts to cause the Surviving Corporation Common Warrants, in each case, to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing.

Section 6.3              No Solicitation by Horizon. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article IX, Horizon shall not, and shall cause its Subsidiaries not to, and Horizon shall instruct its and their representatives not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with Topco, its Subsidiaries and their respective representatives. From and after the date hereof, Horizon shall, and shall instruct its officers and directors to, and Horizon shall instruct and cause its representatives, its Subsidiaries and their respective representatives to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than Topco, its Subsidiaries and their respective representatives).

Section 6.4              Horizon Conduct of Business. During the Interim Period, Horizon shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement, as required by applicable Law (including for this purpose any COVID-19 Measures) or as consented to by Topco in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), operate its business in the ordinary course and consistent with past practice. Without limiting the generality of the foregoing, except as consented to by Topco in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Horizon shall not, and Horizon shall cause its Subsidiaries not to, except as otherwise contemplated by this Agreement or the Ancillary Agreements or as required by Law:

(a)             seek any approval from the Horizon Stockholders to change, modify or amend the Trust Agreement or the Horizon Governing Documents, except as contemplated by the Transaction Proposals;

(b)            (i) make or declare any dividend or distribution to the stockholders of Horizon or make any other distributions in respect of any of Horizon’s or any of its Subsidiary’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or otherwise amend any terms of any shares or series of Horizon’s or any of its Subsidiary’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Horizon or any of its Subsidiaries, other than a redemption of Horizon Common Stock (prior to the Effective Time) made as part of the Horizon Share Redemptions;

(c)            (i) make or change any material method of accounting for Tax purposes, (ii) make, change or revoke any material Tax election that is inconsistent with past practices (except as required by the Code or applicable law), (iii) enter into any closing agreement relating to material Taxes, (iv) settle, concede, compromise or abandon any material Tax claim or assessment (v) surrender any right to claim a material refund of Taxes, or (vi) consent to any extension or waiver of the statute of limitations applicable to any material Tax claim or assessment, or (vii) file any amended income or other material Tax Return except as required by applicable Law;

(d)            other than as expressly required by the Sponsor Support Agreement, enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Horizon or any of its Subsidiaries (including, for the avoidance of doubt, (x) Sponsor and (y) any Person in which Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(e)             incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Horizon or any of its Subsidiaries or guaranty any debt securities of another Person, other than any Indebtedness for borrowed money or guarantee incurred in the ordinary course of business necessary to finance its ordinary course administrative costs and expenses and transaction expenses incurred in connection with the transactions contemplated by this Agreement in an aggregate principal amount not to exceed $1,000,000;

(f)            incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any material liabilities, debts or obligations, other than Indebtedness permitted to be incurred under Section 6.4(e) and other fees and expenses for professional services incurred in the ordinary course in support of the transactions contemplated by this Agreement;

(g)            (i) issue any Horizon Common Stock or securities exercisable for or convertible into Horizon Common Stock, other than the issuance of the Horizon Common Stock pursuant to this Agreement, (ii) grant any options, warrants or other equity-based awards with respect to Horizon Common Stock not outstanding on the date hereof or (iii) amend, modify or waive any of the material terms or rights set forth in any Horizon Common Warrant or Horizon Private Placement Warrant or the 2020 Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein;

(h)            change an annual accounting period for GAAP or adopt or change any material accounting method used by it for GAAP or adopt any material accounting method unless required by GAAP;

(i)              acquire any ownership interest in any real property;

(j)              acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof;

(k)             except as reasonably necessary to consummate the Transactions, enter into, renew, modify or revise any Contract; or

(l)              enter into any Contract to do any action prohibited under this Section 6.4.

Section 6.5              Horizon Public Filings. From the date hereof through the Closing, Horizon will keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 6.6              PIPE Subscriptions. Unless otherwise approved in writing by Topco, Horizon shall not permit any amendment or modification to be made to, any waiver (in whole or in part) of, or provide consent to modify (including consent to termination), any provision or remedy under, or any replacements of, any of the PIPE Subscription Agreements. Subject to the immediately preceding sentence, Horizon shall use its reasonable best efforts to take, or to cause to be taken, all actions required, necessary or that it otherwise deems to be proper or advisable to consummate the transactions contemplated by the PIPE Subscription Agreements in all material respects on the terms described therein, including using its reasonable best efforts to enforce its rights under the PIPE Subscription Agreements to cause the PIPE Investors to pay to (or as directed by) Horizon the applicable purchase price under each PIPE Investor’s applicable PIPE Subscription Agreement in accordance with its terms. In the event that any PIPE Investor terminates, attempts to terminate or provides written notice to Horizon of its intent to terminate such PIPE Investor’s obligations under its PIPE Subscription Agreement, then, notwithstanding, but subject to, the foregoing, Horizon shall be entitled to arrange for the purchase by third Persons of shares of Class A Common Stock in connection with the PIPE Subscriptions on the same terms and conditions as the other PIPE Investors have agreed pursuant to their respective PIPE Subscription Agreements; provided that such third Persons shall be reasonably acceptable to Topco as confirmed in writing by Topco prior to Horizon’s entry into a PIPE Subscription Agreement with such third Persons.

Section 6.7              Support of Transaction. Without limiting any covenant contained in Article VI or Article VII, Horizon shall, and shall cause its Subsidiaries to (a) use reasonable best efforts to obtain all material consents and approvals of third parties that any of Horizon or its Affiliates are required to obtain in order to consummate the Transactions and (b) take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable.

Section 6.8             Treatment of Warrants. Horizon shall use commercially reasonable efforts to revise the terms of the Horizon Warrants such that the Horizon Warrants are treated as equity under the rules and guidelines of the SEC at and after the Closing, including using commercially reasonable efforts to obtain any shareholder or warrantholder approvals if necessary to accomplish the foregoing. For the avoidance of doubt, the Sponsor shall support Horizon in taking the foregoing actions, including voting its Horizon Common Stock and Horizon Warrants in favor of any such changes if such a vote is required.

Article VII

JOINT COVENANTS

Section 7.1          Regulatory Approvals; Other Filings.

(a)            Horizon shall cooperate in good faith with the VS Entities and any Governmental Authority and undertake (and not waive its rights under the PIPE Subscription Agreement with respect to the PIPE Investors’ obligations with respect to Regulatory Approvals) promptly any and all action required to satisfy the Regulatory Approvals and complete lawfully the Transactions as soon as practicable (but in any event prior to the Agreement End Date) and any and all action necessary or advisable to (x) consummate the Transactions as contemplated hereby and (y) avoid, prevent, eliminate or remove the actual or threatened commencement of any proceeding in any forum by or on behalf of any Governmental Authority or the issuance of any Governmental Order that would delay, enjoin, prevent, restrain or otherwise prohibit the consummation of the Transactions.

(b)            With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, Horizon shall (and, to the extent required, shall not waive its rights under the PIPE Subscription Agreement with respect to the PIPE Investors’ obligations with respect to Regulatory Approvals) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Authorization under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the VS Entities shall promptly furnish to Horizon, and Horizon shall promptly furnish to the VS Entities, copies of any notices or substantive written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the Transactions; provided, that none of the parties shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the other parties. To the extent not prohibited by Law, the VS Entities agree to provide Horizon and its counsel, and Horizon agrees to provide the VS Entities and their counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person, by telephone or video conference, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the VS Entities and Horizon agree to make all filings under Antitrust Laws (if any) as soon as practicable after execution of this Agreement, and to provide all information reasonably required of such Person and to reasonably cooperate with each other in connection with the Regulatory Approvals. To the extent applicable, the Parties shall request early termination of the applicable waiting period under any Antitrust Law.

(c)           Without limiting the generality of the forgoing, Horizon shall use reasonable best efforts to take any and all actions necessary to consummate the Transactions in accordance with the terms hereof.

(d)          Subject to Section 8.2, the VS Entities, on the one hand, and Horizon, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities in connection with the Transactions.

Section 7.2        Preparation of Proxy Statement/Registration Statement; Stockholders’ Meeting and Approvals.

(a)          Proxy Statement/Registration Statement and Prospectus.

(i)              As promptly as practicable after the execution of this Agreement, (x) Horizon and the VS Entities shall jointly prepare and Horizon shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed by Horizon with the SEC as part of the registration statement (the “Registration Statement”) and sent to the Horizon Stockholders relating to the Horizon Stockholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Horizon and the VS Entities shall jointly prepare and VS PubCo shall file with the SEC the Registration Statement, in which the Proxy Statement will be included (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of the shares of Surviving Corporation Common Stock and Surviving Corporation Common Warrants to be issued in exchange for the issued and outstanding Horizon Common Stock and Horizon Common Warrants. Each of Horizon and the VS Entities shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated thereby, and to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby. Each of Horizon and the VS Entities agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the Transactions, or any other statement, filing, notice or application made by or on behalf of Horizon, the VS Entities or their respective Subsidiaries to any regulatory authority (including the NYSE) in connection with the Transactions (the “Solicitation Documents”). Horizon will cause the Proxy Statement/Registration Statement to be mailed to the Horizon Stockholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii)           To the extent not prohibited by Law, each of Horizon and the VS Entities will advise the other parties, as promptly as practicable after such party receives notice thereof, of the time when the Proxy Statement/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Surviving Corporation Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, each of Horizon and the VS Entities and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Solicitation Document each time before any such document is filed with the SEC by Horizon or VS PubCo, and each shall give reasonable and good faith consideration to any comments made by the other parties and their counsel. To the extent not prohibited by Law, each of Horizon and the VS Entities shall provide the other parties and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Solicitation Documents promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC.

(iii)          Each of Horizon and the VS Entities shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time it is amended and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (B) the Proxy Statement will, at the date it is first mailed to the Horizon Stockholders and at the time of the Horizon Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv)          If at any time prior to the Closing any information relating to Horizon, the VS Entities or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by Horizon or the VS Entities, which is required to be set forth in an amendment or supplement to the Proxy Statement/Registration Statement, so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Horizon Stockholders.

(b)            Horizon Stockholder Approval. Horizon shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to holders of Horizon Common Stock in compliance with applicable Law, (ii) duly (1) establish a record date for, (2) call and give notice of and (3) convene and hold a meeting of its members (the “Horizon Stockholders’ Meeting”) in accordance with the Horizon Governing Documents and applicable NYSE Listing Rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Horizon Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its members with the opportunity to elect to effect an Horizon Share Redemption. Horizon shall, through its Board of Directors, recommend to its members (A) the approval by special resolution of the Plan of Merger and the authorization of the Merger and the transactions contemplated thereby, (B) the adoption and approval of this Agreement in accordance with applicable Law and exchange rules and regulations, (C) the approval of the issuance of shares of Surviving Corporation Common Stock by the Surviving Corporation in connection with the Transactions pursuant to applicable NYSE Listing Rules, (D) the approval of the issuance of more than one percent (1%) of the Surviving Corporation’s outstanding common stock to a “related party” pursuant to applicable NYSE Listing Rules, (E) the adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (F) the adoption and approval of any other proposals as reasonably agreed by Horizon and the VS Entities to be necessary or appropriate in connection with the Transactions and (G) the adjournment of the Horizon Stockholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (G), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. The Board of Directors of Horizon shall not withdraw, amend, qualify or modify its recommendation to the members of Horizon that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the members of Horizon in Section 7.2(c), a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Horizon’s obligations to establish a record date for, duly call, give notice of, convene and hold the Horizon Stockholders’ Meeting shall not be affected by any Modification in Recommendation, (y) Horizon agrees to establish a record date for, duly call, give notice of, convene and hold the Horizon Stockholders’ Meeting and submit for approval the Transaction Proposals and (z) Horizon agrees that if the Horizon Stockholder Approval shall not have been obtained at any such Horizon Stockholders’ Meeting, then Horizon shall promptly continue to take all such necessary actions, including the actions required by this Section 7.2(b), and hold additional Horizon Stockholders’ Meetings in order to obtain the Horizon Stockholder Approval. Horizon may only adjourn the Horizon Stockholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Horizon Stockholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Horizon has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by members of Horizon prior to the Horizon Stockholders’ Meeting; provided, that the Horizon Stockholders’ Meeting (x) may not be adjourned to a date that is more than 20 days after the date for which the Horizon Stockholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) is held no later than three (3) Business Days prior to the Agreement End Date.

(c)             Notwithstanding anything to the contrary contained in this Agreement, the Horizon Board of Directors may, at any time prior to, but not after, obtaining the Horizon Stockholder Approval, make a Modification in Recommendation in response to an Intervening Event (an “Intervening Event Change in Recommendation”) if the Board of Directors of Horizon determines in good faith that the failure to take such action would be a breach of the fiduciary duties of the Board of Directors of Horizon to the members of Horizon under applicable Law, provided, that: (A) the VS Entities shall have received written notice from Horizon of Horizon’s intention to make an Intervening Event Change in Recommendation at least five (5) Business Days prior to the taking of such action by Horizon (the “Intervening Event Notice Period”), which notice shall specify the applicable Intervening Event in reasonable detail, (B) during such period and prior to making an Intervening Event Change in Recommendation, if requested by the VS Entities, Horizon and its representatives shall have negotiated in good faith with the VS Entities and their representatives regarding any revisions or adjustments proposed by the VS Entities to the terms and conditions of this Agreement as would enable Horizon to proceed with its recommendation of this Agreement and the Transactions and not make such Intervening Event Change in Recommendation and (C) Horizon may make an Intervening Event Change in Recommendation only if the Board of Directors of Horizon, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the VS Entities shall have, prior to the expiration of the 5-Business Day period, offered in writing in a manner that would form a binding contract if accepted by Horizon, continues to determine in good faith that failure to make an Intervening Event Change in Recommendation would be a breach of its fiduciary duties to the Horizon Stockholders under applicable Law. An “Intervening Event” shall mean any fact, circumstance, occurrence, event, development, change or condition or combination thereof that (i) was not known to Horizon or its Board of Directors as of the date of this Agreement (or if known, the consequences of which were not known) and (ii) does not relate to any Business Combination Proposal; provided, however, that (1) any change in the price or trading volume of Horizon Common Stock shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account); (2) in no event shall any fact, circumstance, occurrence, event, development, change or condition or combination thereof that has had or would reasonably be expected to have an adverse effect on the business or financial condition of the VS Companies constitute an Intervening Event unless such event, fact, circumstance or development constitutes a Company Material Adverse Effect; and (3) the VS Companies meeting, failing to meet or exceeding projections shall not be taken into account for purposes of determining whether an Intervening Event has occurred (provided that the underlying factors may be taken into account). Notwithstanding anything to the contrary contained in this Agreement, during an Intervening Event Notice Period, the obligations of Horizon and/or Horizon’s Board of Directors to make filings with the SEC with respect to the proposals contemplated herein, to give notice for or to convene a meeting, or make a recommendation, shall be tolled during such period, and in the event of filing and/or notice for a meeting was made prior to the Intervening Event Notice Period, Horizon shall be permitted to adjourn such meeting and amend such filing as necessary to provide sufficient time for the Horizon Stockholders to consider any revised recommendation.

(d)            Horizon agrees that it shall provide the holders of Horizon Common Stock the opportunity to elect redemption of such shares of Horizon Common Stock in connection with the Horizon Stockholders’ Meeting as required by the Horizon Governing Documents.

Section 7.3            Tax Matters.

(a)           Preparation of Tax Returns.

(i)          Intermediate shall, or at the option of Topco, Topco shall, at the cost and expense of the VS Companies, prepare and file, or cause to be prepared and filed, all Flow-Thru Tax Returns of the VS Companies that solely relate to any tax periods ending on or prior to the Closing Date and that are filed after the Closing Date (“Pre-Closing Flow-Thru Tax Returns”). Any such Pre-Closing Flow-Thru Tax Returns shall be prepared in a manner consistent with the past practices of the VS Companies, except as required by applicable Law or set forth herein. Unless Topco elects to prepare any such Pre-Closing Flow-Thru Tax Returns, at least twenty (20) days prior to the filing of any such Pre-Closing Flow-Thru Tax Return, a draft copy of such Pre-Closing Flow-Thru Tax Return shall be delivered to Topco for its review and approval. If Topco elects to prepare any such Pre-Closing Flow-Thru Tax Returns, at least twenty (20) days prior to the filing of any such Pre-Closing Flow-Thru Tax Return, Topco shall deliver a draft of such Pre-Closing Flow-Thru Tax Return to VS PubCo and consider in good faith any reasonable comments provided by VS PubCo.

(ii)         Intermediate shall prepare and file, or cause to be prepared and filed, all Flow-Thru Tax Returns of the VS Companies for Straddle Periods (“Straddle Period Flow-Thru Tax Returns”). Any such Straddle Period Flow-Thru Tax Returns shall be prepared in a manner consistent with the past practices of the VS Companies, except as required by applicable Law or set forth herein. At least twenty (20) days prior to the filing of any such Straddle Period Flow-Thru Tax Return, a draft copy of such Straddle Period Flow-Thru Tax Return shall be delivered to Topco for its review and comment, and Intermediate shall incorporate any reasonable comments provided by Topco prior to the filing of such Straddle Period Flow-Thru Tax Return.

(iii)        Intermediate shall take all actions necessary or advisable to ensure that Intermediate (and, to the extent provided for in the Tax Receivable Agreement, any of its Subsidiaries that is treated as a partnership for applicable Tax purposes) will have made a valid election pursuant to Section 754 of the Code (and elections available under similar provisions of state or local Law) that is effective for the taxable period that includes the Closing Date. Determinations with respect to the allocation of taxable items of any VS Company that are to be made as a result of the transfer of interests in Intermediate made in connection with the Transactions shall be made under Section 706 of the Code utilizing the “interim closing method” described in Treasury Regulation 1.706-4 under the monthly convention. All deductions triggered in connection with the Transactions shall be reported on income Tax Returns of the VS Companies as attributable to Pre-Closing Tax Periods to the extent there is a reasonable basis for such position under applicable law.

(iv)        Unless otherwise required by applicable Law, with respect to any such matter that could reasonably be expected to result in any Tax liability for which Topco, Intermediate or any of their beneficial owners could be responsible, without the prior written consent of Topco (not to be unreasonably withheld, conditioned, or delayed), VS PubCo shall not, and shall not permit any of its Affiliates to file (other than in accordance with Section 7.3(a)(i)), re-file, or amend any Flow-Thru Tax Return of the VS Companies with respect to any taxable period beginning prior to the Closing Date, or make any Tax election that would have retroactive effect with respect to any taxable period beginning prior to the Closing Date. With respect to any taxable period that includes or begins after the Closing Date, VS PubCo agrees (i) that it will not take (and that it will cause its Affiliates not to take) any position with respect to any Tax Return, refund claim, or other document filed with any Tax authority, in any Tax information statement delivered to its stockholders, or in connection with an audit of VS PubCo’s Tax Returns; and (ii) that it will not make any other written filing, disclosure, or communication to or with any other Person (any action described in clauses (i) and (ii), a “VS PubCo Tax Position”) that is inconsistent with (or reasonably could be expected to provide a basis for taking a position inconsistent with) the positions taken by any VS Company (or any Subsidiary of a VS Company) on income Tax Returns or Schedules K-1 or with respect to Tax Matters, in each case, filed by the VS Companies or disclosed to VS PubCo (any such position taken by any VS Company or any Subsidiary of a VS Company, an “Applicable Tax Position”) or reasonably could be expected to suggest that the Tax Return positions reflected in any Applicable Tax Position is or may be incorrect, unless VS PubCo gives prior written notice to Topco and the VS Companies of any such VS PubCo Tax Position, considers the Applicable Tax Position in good faith, and discusses any such VS PubCo Tax Position (including the basis for such VS PubCo Tax Position) in good faith with Topco and the VS Companies.

(v)         The parties acknowledge and agree that the Merger is intended to be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code for U.S. federal (and applicable state and local) income Tax purposes, and each party shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to so qualify and file all Tax Returns consistent with, and take no position inconsistent with, such treatment, except as otherwise required by applicable Law or pursuant to a final “determination” within the meaning of Section 1313(a) of the Code. The parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

(vi)        To the extent any opinion relating to Tax matters with respect to Horizon (or its pre-Closing shareholders) is requested by the SEC in connection with the Proxy Statement/Registration Statement, the parties hereby acknowledge and agree that legal counsel to Horizon shall deliver any such opinion (and, for the avoidance of doubt, legal counsel to the VS Companies shall not be obligated to deliver any such opinion). In furtherance of the foregoing, each party shall, and shall cause its respective Affiliates, to (i) cooperate in order to facilitate the issuance of any such opinion and (ii) deliver to Kirkland & Ellis LLP (or other applicable legal counsel to Horizon), in each case, to the extent requested by such counsel, a duly executed certificate dated as of the date requested by such counsel, containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render any such opinion.

(b)           Tax Contest Matters. With respect to any Tax audit, examination, proceeding, claimed deficiency or other similar matter relating to the VS Companies that pertains to Flow-Thru Tax Returns with respect to Pre-Closing Tax Periods (a “Tax Matter”), if directed by VS PubCo in its sole discretion, with respect to any Tax liability arising out of a Tax Matter, the VS Companies shall make the election provided for in Section 6226(a) of the Code (or any similar or corresponding election for state or local Tax purposes) with respect to such liability, subject to compliance with the applicable provisions of the Second A&R LLCA. Each of the parties shall reasonably cooperate, at the expense of VS PubCo, in connection with VS PubCo’s decision to cause any VS Company to make any such election.

(c)            Allocation Matters. For purposes of determining the U.S. federal (and applicable state and local) income Tax consequences of the Transactions, the parties agree to use any reasonable allocation of values among the assets of the VS Companies that is selected by Topco and VS PubCo together in good faith. The parties agree to (and to cause their Affiliates to) file all of their Tax Returns consistent with any such allocation of values selected by Topco and VS PubCo together in good faith, except as otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code.

(d)            Cooperation. Horizon, the Surviving Corporation, and the VS Entities shall reasonably cooperate, and shall cause their respective Affiliates to reasonably cooperate, in connection with the preparation and filing of Tax Returns and any audit, examination, or other Legal Proceeding regarding Taxes with respect to any Pre-Closing Tax Period of the VS Companies. Such cooperation shall include the retention of and (upon the other party’s request) the provision of records and information reasonably relevant to any such Tax Return or any such audit, examination, or other Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the provision of such powers of attorney as may be necessary to allow for the filing of Tax Returns or the control of any Legal Proceedings relating to Taxes.

(e)             Transfer Taxes. All transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) (“Transfer Taxes”) incurred by Horizon, the Surviving Corporation, and the VS Companies in connection with this Agreement shall be borne by Intermediate.

Section 7.4              Section 16 Matters. Prior to the Closing, each of the VS Entities and Horizon shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of the equity interests of Horizon or the VS Company Interests or acquisitions of Surviving Corporation Common Stock or Surviving Corporation Common Warrants (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) resulting from the Transactions by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act in connection with the Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.5              Incentive Equity Plan. Prior to the Closing Date, VS PubCo and Topco, as sole shareholder of VS PubCo prior to the Effective Time, shall approve and adopt (i) the Vivid Seats Inc. 2021 Omnibus Incentive Plan in substantially the form attached hereto as Exhibit G (the “Incentive Equity Plan”) and (ii) the Vivid Seats Inc. 2021 Employee Stock Purchase Plan (the “ESPP”) in substantially the form attached hereto as Exhibit H. Subject to applicable Law, as promptly as reasonably practicable following the Closing Date (and, in any event, within ten (10) Business Days following the Closing Date), the Surviving Corporation shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the Class A Common Stock (following the Effective Time) issuable under the Incentive Equity Plan and the ESPP, and the Surviving Corporation shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and ESPP remain outstanding.

Article VIII

CONDITIONS TO OBLIGATIONS

Section 8.1             Conditions to Obligations of Horizon and the VS Entities. The obligations of Horizon and the VS Entities to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a)             The Horizon Stockholder Approval shall have been obtained;

(b)            All approvals or consents, and all waiting or other periods, or extensions thereof, under the Laws set forth and described on Section 8.1(a) of the VS Disclosure Letter (collectively, the “Regulatory Approvals”) shall have been obtained or have expired or been terminated, as applicable; and any agreement with the Federal Trade Commission, Department of Justice or other applicable Governmental Authority not to consummate the transaction contemplated hereby under any Antitrust Laws shall have expired or been terminated;

(c)             No Governmental Authority of competent jurisdiction shall have issued or entered any Governmental Order, and no Law shall have been enacted or promulgated, that is in effect and prohibits or otherwise prevents the Transactions;

(d)            The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(e)            The Pre-Closing Restructuring shall have been consummated prior to the Closing in all material respects in accordance with the Pre-Closing Restructuring Plan; and

(f)             The Class A Common Stock shall have been approved for listing on the NYSE and such approval shall not be subject to any conditions or any plan of compliance to which the Surviving Corporation would be subject after the Closing.

Section 8.2              Conditions to Obligations of Horizon. The obligations of Horizon to consummate, or cause to be consummated, the Transactions at the Closing are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Horizon:

(a)             The representations and warranties contained in Section 3.1 (Company Organization), Section 3.3 (Due Authorization), Section 3.19(a) (Absence of Changes) and Section 3.24 (Brokers’ Fees) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representation and warranty in Section 3.6 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. Each of the other representations and warranties of the VS Entities contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or other similar materiality qualification set forth therein) as of the Closing Date, except to the extent that any such representations and warranties expressly speaks as to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, except for, in each case, inaccuracies or omissions that individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect; provided, that for purposes of this Section 8.2(a), no Event that is contemplated by the Pre-Closing Restructuring Plan shall be deemed to constitute an inaccuracy in or breach of any such representations and warranties;

(b)            Each of the covenants of the VS Entities to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)             There shall not have occurred any Company Material Adverse Effect.

Section 8.3              Conditions to the Obligations of the VS Entities. The obligation of the VS Entities to consummate, or cause to be consummated, the Transactions at the Closing is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the VS Entities:

(a)             The representations and warranties contained in Section 4.1 (Company Organization), Section 4.2 (Due Authorization), Section 4.11 (Trust Account), Section 4.13 (Absence of Changes) and Section 4.19 (Brokers’ Fees) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. The representation and warranty in Section 4.5 (Capitalization) shall be true and correct in all respects other than de minimis inaccuracies as of the Closing Date, except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date. Each of the other representations and warranties of Horizon contained in this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Horizon Material Adverse Effect” or other similar materiality qualification set forth therein) as of the Closing Date, except to the extent that any such representations and warranties expressly speaks as to an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date, except for, in each case, inaccuracies or omissions that individually or in the aggregate, has not had, and would not reasonably be expected to have, an Horizon Material Adverse Effect;

(b)            Each of the covenants of Horizon to be performed as of or prior to the Closing shall have been performed in all material respects; and

(c)            The Available Horizon Cash shall be no less than the Minimum Available Horizon Cash Amount immediately prior to the Closing after deducting the amount required to satisfy the Horizon Share Redemption Amount (and for the avoidance of doubt, excluding the Horizon Transaction Expenses and VS Transaction Expenses).

Article IX

TERMINATION/EFFECTIVENESS

Section 9.1              Termination. This Agreement may be terminated and the Transactions abandoned:

(a)             by mutual written consent of Topco and Horizon;

(b)            by written notice from Topco or Horizon to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)            by written notice from Topco to Horizon if the Horizon Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Horizon Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d)            by written notice from Topco to Horizon after there has been a Modification in Recommendation;

(e)             prior to the Closing, by written notice to Topco from Horizon if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the VS Entities set forth in this Agreement, such that the conditions specified in Section 8.2(a) or Section 8.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the VS Entities through the exercise of their respective reasonable best efforts, then, for a period of up to twenty (20) days after receipt by Topco of notice from Horizon of such breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before October 21, 2021 (the “Agreement End Date”), unless Horizon is then in material breach hereof; or

(f)             prior to the Closing, by written notice to Horizon from Topco if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Horizon set forth in this Agreement, such that the conditions specified in Section 8.3(a) or Section 8.3(b) would not be satisfied at the Closing (a “Terminating Horizon Breach”), except that, if any such Terminating Horizon Breach is curable by Horizon through the exercise of its reasonable best efforts, then, for a period of up to twenty (20) days after receipt by Horizon of notice from Topco of such breach (the “Horizon Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Horizon Breach is not cured within the Horizon Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless any of the VS Entities is then in material breach hereof.

Section 9.2              Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or stockholders, other than liability of the VS Entities or Horizon, as the case may be, for any fraud or willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 9.2 and Article X and the Confidentiality Agreement shall survive any termination of this Agreement.

Article X

MISCELLANEOUS

Section 10.1            Trust Account Waiver. Each of the VS Entities acknowledges that Horizon is a blank check company with the powers and privileges to effect a Business Combination. Each of the VS Entities further acknowledges that, as described in the prospectus dated August 20, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Horizon assets consist of the cash proceeds of Horizon’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a trust account for the benefit of Horizon, certain of its public stockholders and the underwriters of Horizon’s initial public offering (the “Trust Account”). Each of the VS Entities acknowledges that it has been advised by Horizon that, except with respect to interest earned on the funds held in the Trust Account that may be released to Horizon to pay its Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Horizon completes the transaction which constitutes a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Horizon fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Horizon in limited amounts to permit Horizon to pay the costs and expenses of its liquidation and dissolution, and then to Horizon’s public stockholders; and (iii) if Horizon holds a stockholder vote to amend Horizon’s amended and restated memorandum and articles of association to modify the substance or timing of the obligation to redeem 100% of Horizon Common Stock (prior to the Effective Time) if Horizon fails to complete a Business Combination within the allotted time period, then for the redemption of any Horizon Common Stock (prior to the Effective Time) properly tendered in connection with such vote. For and in consideration of Horizon entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, each of the VS Entities, on behalf of themselves and their respective Affiliates, hereby agree that they do not now have and shall not at any time hereafter have, and irrevocably waive any right, title, interest or claim of any kind they or any of their respective Affiliates have or may have in the future, in or to any monies in the Trust Account or distributions therefrom and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, arising out of, this Agreement and any negotiations, Contracts or agreements with Horizon or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. Each of the VS Entities agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Horizon to induce Horizon to enter in this Agreement, and each of the VS Entities further intends and understands such waiver to be valid, binding and enforceable against such party and each of its Affiliates under applicable Law. Notwithstanding the foregoing, (x) nothing herein shall serve to limit or prohibit Topco and the VS Companies’ right to pursue a claim against Horizon for legal relief against monies or other assets held outside the Trust Account (other than distributions therefrom directly or indirectly to Horizon’s public stockholders), for specific performance or other equitable relief in connection with the consummation of the Transactions (including a claim for Horizon to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Horizon Share Redemptions) to Topco in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Horizon’s ability to fulfill its obligation to effectuate the Horizon Share Redemptions and (y) nothing herein shall serve to limit or prohibit any claims that Topco or any of the VS Companies may have in the future against Horizon’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds, but excluding distributions from the Trust Account directly or indirectly to Horizon’s public stockholders).

Section 10.2            Waiver. Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, Board of Managers or other Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 10.3            Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

(a)          If to the Horizon Entities, to:

c/o Horizon Sponsor, LLC

600 Steamboat Road, Suite 200

Greenwich, CT 06830

Email: Robert.Ott@Eldridge.com
Attention: Robert Ott

with a copy to:

Kirkland & Ellis LLP
2049 Century Park East, 37th Floor
Los Angeles, CA 90067
	Attention:	Damon R. Fisher, P.C.
Bianca Levin-Soler
	Email:	dfisher@kirkland.com
bianca.levin-soler@kirkland.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
	Attention:	Christian Nagler
Aslam Rawoof
	Email:	christian.nagler@kirkland.com
aslam.rawoof@kirkland.com

(b)	If to the VS Companies, to:

Vivid Seats LLC
111 N. Canal Street, Suite 800
Chicago, IL 60606
	Attention:	Stanley Chia
Lawrence Fey
	Email:	stan@vividseats.com

lawrence.fey@vividseats.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP
330 N. Wabash Avenue, Suite 2800
Chicago, IL 60611
	Attention:	Bradley C. Faris
Justin G. Hamill
Owen Alexander
	Email:	bradley.faris@lw.com
justin.hamill@lw.com
owen.alexander@lw.com

or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 10.4            Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 10.5            Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (i) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the VS Companies, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (ii) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (iii) limit the right of Horizon, the VS Companies or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Closing; provided, however, that the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 5.8(a)-(d), and the VS Non-Recourse Parties and the Horizon Non-Recourse Parties (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 10.16.

Section 10.6           Expenses. Except as otherwise set forth in this Agreement, each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided that if the Closing shall occur, the Surviving Corporation shall pay or cause to be paid, in accordance with Section 2.10(c), the Horizon Transaction Expenses and the VS Transaction Expenses. For the avoidance of doubt, any payments to be made (or to cause to be made) by the Surviving Corporation shall be paid upon the Closing and release of proceeds from the Trust Account.

Section 10.7           Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the Transactions, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction; provided, however, that, as relates to Horizon, the CICA shall govern the interpretation of the duties of the Horizon Board of Directors in connection with this Agreement, in each case, to the extent required by the Laws of the Cayman Islands.

Section 10.8            Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts (including by electronic mail or in .pdf), and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument.

Section 10.9            VS Companies and Horizon Disclosure Letters. The VS Disclosure Letter and the Horizon Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. All references herein to the VS Disclosure Letter and/or the Horizon Disclosure Letter (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 10.10         Entire Agreement. (i) This Agreement (together with the VS Disclosure Letter and the Horizon Disclosure Letter), (ii) the Confidentiality Agreement, dated as of February 12, 2021, between Horizon and Topco (the “Confidentiality Agreement”), (iii) the Registration Rights Agreement, (iv) the Tax Receivable Agreement, (v) the Sponsor Support Agreement, (vi) the Second A&R LLCA, (vii) the Crescent Purchase Agreement, (viii) the PIPE Subscription Agreements, (ix) the Stockholders’ Agreement, and (x) the Exchange Agreement (clauses (ii) – (x), collectively with all other agreements contemplated hereby or thereby, including in connection with the Pre-Closing Restructuring, the “Ancillary Agreements”) constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 10.11         Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed in the same manner as this Agreement and which makes reference to this Agreement.

Section 10.12         Publicity.

(a)           All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Horizon and Topco, which approval shall not be unreasonably withheld, conditioned or delayed by any party; provided that no party shall be required to obtain consent pursuant to this Section 10.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 10.12(a).

(b)          The restriction in Section 10.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 10.13         Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 10.14        Jurisdiction; Waiver of Jury Trial.

(a)           Any proceeding or Action based upon, arising out of or related to this Agreement or the Transactions must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the Transactions in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 10.14.

(b)          Each party acknowledges and agrees that any controversy which may arise under this Agreement and the Transactions is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement or any of the Transactions.

Section 10.15       Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 10.16         Non-Recourse.

(a)            Solely with respect to Topco, the VS Companies and the Horizon Entities, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the VS Entities and the Horizon Entities as named parties hereto; and

(b)            Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of Topco, the VS Companies (each, a “VS Non-Recourse Party”) or the Horizon Entities (each, a “Horizon Non-Recourse Party”) and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative of any of the foregoing shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Topco, the VS Companies, or the Horizon Entities under this Agreement for any claim based on, arising out of, or related to this Agreement or the Transactions.

(c)            For the avoidance of doubt, the Sponsor shall not have any obligations under this Agreement (other than with respect to Section 6.8).

Section 10.17        Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 9.2, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Section 10.17.

Section 10.18        Conflicts and Privilege.

(a)           Horizon and the VS Entities hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among Horizon and/or Sponsor, on the one hand, and Topco and/or the VS Companies, on the other hand, any legal counsel (including Kirkland & Ellis LLP) that represented Horizon and/or Sponsor prior to the Closing may represent Sponsor in such dispute even though the interests of Sponsor may be directly adverse to Horizon, and even though such counsel may have represented Horizon in a matter substantially related to such dispute, or may be handling ongoing matters for Horizon and/or Sponsor. Notwithstanding the foregoing, any privileged communications or information shared by Topco or the VS Companies prior to the Closing with Horizon or Sponsor (in any capacity) under a common interest agreement shall remain the privileged communications or information of Topco and/or the VS Companies following the Closing.

(b)            Horizon and the VS Entities hereby agree that, in the event a dispute with respect to this Agreement or the Transactions arises after the Closing between or among the VS Designated Directors and/or Topco, on the one hand, and the VS Companies and/or Horizon, on the other hand, any legal counsel (including Latham & Watkins LLP) that represented the VS Designated Directors and/or Topco prior to the Closing may represent the VS Designated Directors and/or Topco in such dispute even though the interests of the VS Designated Directors and/or Topco may be directly adverse to Horizon and/or the VS Companies, and even though such counsel may have represented Horizon and/or the VS Companies in a matter substantially related to such dispute, or may be handling ongoing matters for Horizon, the VS Companies, the VS Designated Directors and/or Topco. Horizon and the VS Companies further agree that, as to all legally privileged communications prior to the Closing between or among any legal counsel (including Latham & Watkins LLP) that represented Topco, the VS Designated Directors and/or the VS Companies prior to the Closing and any one or more such Persons that relate in any way to the Transactions, the attorney/client privilege and the expectation of client confidence belongs to Topco and/or the VS Designated Directors and may be controlled by Topco and/or such VS Designated Directors, and shall not pass to or be claimed or controlled by Horizon (after giving effect to the Closing) or the VS Companies; provided that Topco and/or the VS Designated Directors shall not waive such attorney/client privilege other than to the extent they determine appropriate in connection with the enforcement or defense of their respective rights or obligations existing under this Agreement. Notwithstanding the foregoing, any privileged communications or information shared by Horizon prior to the Closing with Topco or the VS Designated Directors (in any capacity) under a common interest agreement shall remain the privileged communications or information of the VS Companies following the Closing.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

Horizon Acquisition Corporation
a Cayman Islands exempted company

By:	/s/ Todd Boehly
	Name	Todd Boehly
	Title:	Chairman, Chief Executive Officer and Chief Financial Officer

Horizon Sponsor, LLC
a Delaware limited liability company

By:	/s/ Todd Boehly
	Name	Todd Boehly
	Title:	Chief Financial Officer

Hoya Topco, LLC
a Delaware limited liability company

By:	/s/ Stanley Chia
	Name:	Stanley Chia
	Title:	Chief Executive Officer and President

Hoya Intermediate, LLC
a Delaware limited liability company

By:	/s/ Stanley Chia
	Name:	Stanley Chia
	Title:	Chief Executive Officer and President

Vivid Seats Inc.
a Delaware corporation

By:	/s/ Stanley Chia
	Name:	Stanley Chia
	Title:	Chief Executive Officer and President

[Signature Page to Transaction Agreement]

Exhibit A – Form of Surviving Corporation Charter

See attached.

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VIVID SEATS INC.

[ ˜ ], being the Chief Executive Officer of Vivid Seats Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY as follows:

FIRST: The present name of the Corporation is Vivid Seats Inc. The Corporation was incorporated under the name Vivid Seats Inc. by the filing of its original Certificate of Incorporation with the Delaware Secretary of State on March 29, 2021 (the “Certificate of Incorporation”).

SECOND: The Board of Directors of the Corporation, pursuant to a unanimous written consent, adopted resolutions authorizing the Corporation to amend, integrate and restate the Certificate of Incorporation of the Corporation in its entirety to read as set forth in Exhibit A attached hereto and made a part hereof (the “Restated Certificate”).

THIRD: The Restated Certificate restates and integrates and further amends the Certificate of Incorporation of this Corporation.

FOURTH: That the stockholders of the Corporation, pursuant to written consent,approved and adopted the Restated Certificate in accordance with Section 228 of the General Corporation Law of the State of Delaware.

FIFTH: The Restated Certificate has been duly adopted in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Vivid Seats Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this [ ˜ ] day of [ ˜ ], 2021.

VIVID SEATS INC.

By:
Name:
Title:	Chief Executive Officer

Signature Page to Amended and Restated Certificate of Incorporation of Vivid Seats Inc.

Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
VIVID SEATS INC.

Article One.

The name of the corporation is Vivid Seats Inc. (the “Corporation”).

Article Two.

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

Article Three.

The nature and purpose of the business of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”).

Article Four.

Section 4.01        Authorized Shares. The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is [ ˜ ] shares, consisting of:

1.	[ ˜ ] shares of Preferred Stock, par value $[ ˜ ] per share (the “Preferred Stock”);

2.	[ ˜ ] shares of Class A Common Stock, par value $[ ˜ ] per share (the “Class A Common Stock”); and

3.	[ ˜ ] shares of Class B Common Stock, par value $[ ˜ ] per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”).

The Preferred Stock and the Common Stock shall have the designations, rights, powers and preferences and the qualifications, restrictions and limitations thereof, if any, set forth below.

Section 4.02        Preferred Stock. The Board of Directors of the Corporation (the “Board of Directors”) is authorized, subject to limitations prescribed by law, to provide, by resolution or resolutions for the issuance of shares of Preferred Stock in one or more series, and with respect to each series, to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other special rights, if any, of the shares of each such series, and any qualifications, limitations or restrictions thereof. The powers (including voting powers), preferences, and relative, participating, optional and other special rights of each series of Preferred Stock and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the approval of the Board of Directors and by the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, without the separate vote of the holders of the Preferred Stock as a class, irrespective of the provisions of Section 242(b)(2) of the DGCL.

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Section 4.03        Common Stock.

(a)               Voting Rights. Except as otherwise required by the DGCL or as provided by or pursuant to the provisions of this Certificate of Incorporation:

(i)                 Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held of record by such holder.

(ii)              Each holder of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held of record by such holder.

(iii)            Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class on all matters on which stockholders are generally entitled to vote (and, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with such holders of Preferred Stock).

(iv)             The holders of shares of Common Stock shall not have cumulative voting rights.

(v)               The holders of the outstanding shares of Class A Common Stock and Class B Common Stock shall be entitled to vote separately as a class upon any amendment to this Certificate of Incorporation (including by merger, consolidation, reorganization or similar event or otherwise) that would alter or change the powers, preferences, or special rights of a class of stock so as to affect them adversely. The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote generally in an election of directors, without a separate vote of the holders of the Class A Common Stock or Class B Common Stock, irrespective of the provisions of Section 242(b)(2) of the DGCL.

(b)               Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Class A Common Stock with respect to the payment of dividends in cash, stock or property of the Corporation, such dividends may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board of Directors in its discretion shall determine. Dividends shall not be declared or paid on the Class B Common Stock.

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(c)               Liquidation, Dissolution, etc. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation as required by law and of the preferential and other amounts, if any, to which the holders of Preferred Stock shall be entitled, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder. The holders of shares of Class B Common Stock, as such, shall not be entitled to receive any assets of the Corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.

(d)               Reclassification. Neither the Class A Common Stock nor the Class B Common Stock may be subdivided, split, consolidated, reclassified, or otherwise changed unless contemporaneously therewith the other class of Common Stock and the common units (the “LLC Units”) of [Intermediate], a Delaware limited liability company (“[Intermediate]”) are subdivided, consolidated, reclassified, or otherwise changed in the same proportion and in the same manner.

(e)               Restriction on Issuance of Class B Common Stock. No shares of Class B Common Stock may be issued by the Corporation except to a holder of LLC Units, such that after such issuance the holder of shares of Class B Common Stock holds an identical number of LLC Units and shares of Class B Common Stock.

(f)                Restriction on Transfer of Class B Common Stock. A holder of Class B Common Stock may transfer or assign shares of Class B Common Stock (or any legal or beneficial interest in such shares) (directly or indirectly, including by operation of law) only to a Permitted Transferee (as defined in the LLC Agreement) of such holder, and only if such holder also simultaneously transfers an equal number of such holder’s LLC Units to such Permitted Transferee in compliance with the LLC Agreement. Any purported transfer of shares of Class B Common Stock to any Person other than a Permitted Transferee, or not accompanied by a simultaneous transfer of such holder’s LLC Units to such Permitted Transferee shall be null and void ab initio and shall not be recognized or given effect by the Corporation, the Corporation’s transfer agent or the Secretary of the Corporation. “LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of [Intermediate], dated on or about the date hereof, as it may be amended and/or restated from time to time.

(g)               No Preemptive or Subscription Rights. No holder of shares of Common Stock shall be entitled to preemptive or subscription rights.

Section 4.04        Certain Provisions Related to Redemption Rights.

(a)               Reservation of Shares of Class A Common Stock for Redemptions or Exchanges. The Corporation will at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, for the purposes of effecting any redemptions or exchanges pursuant to the applicable provisions of Article IX of the LLC Agreement, the number of shares of Class A Common Stock that are issuable in connection with the redemption or exchange of all outstanding LLC Units as a result of any Redemption or Direct Exchange pursuant to the applicable provisions of Article IX of the LLC Agreement (including for this purpose any LLC Units issuable upon the exercise of any options, warrants or similar rights to acquire LLC Units), as applicable (without regard to any restrictions on Redemption contained therein and assuming no Redemptions for Cash Payment). All the shares of Class A Common Stock that are issued upon any such Redemption or Direct Exchange of such LLC Units will, upon issuance, be validly issued, fully paid and non-assessable.

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(b)               Retirement of Class B Common Stock. In the event that (a) a share of Class A Common Stock is issued as a result of any Redemption or Direct Exchange of an LLC Unit held by a Unitholder pursuant to the applicable provisions of Article IX of the LLC Agreement or (b) a Redemption by Cash Payment is effected with respect to any LLC Unit held by a Unitholder pursuant to the applicable provisions of Article IX of the LLC Agreement, a share of Class B Common Stock held by such Unitholder chosen by the Corporation in its sole discretion will automatically and without further action on the part of the Corporation or the holder thereof be transferred to the Corporation for no consideration and thereupon shall automatically be retired and cease to exist, and such share thereafter may not be reissued by the Corporation.

(c)               Defined Terms. For purposes of this Certificate of Incorporation, the following terms have the meaning given to them in the LLC Agreement: “Cash Payment”, “Direct Exchange”, “Redemption” and “Unitholder”.

Article Five.

Section 5.01        Board of Directors. Except as otherwise provided in this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 5.02        Number of Directors. Subject to any rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances or otherwise, the number of directors which shall constitute the Board of Directors shall initially be 9 and, thereafter, shall be fixed from time to time exclusively by resolution of the Board.

Section 5.03        Classes of Directors. The directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock, shall be divided into three classes, as nearly equal in number as possible, hereby designated Class I, Class II and Class III.

Section 5.04        Election and Term of Office. The directors shall be elected by a plurality of the votes of the shares cast; provided that, whenever the holders of any class or series of capital stock of the Corporation are entitled to elect one or more directors pursuant to the provisions of this Certificate of Incorporation (including, but not limited to, any duly authorized certificate of designation), such directors shall be elected by a plurality of the votes cast by such holders. The term of office of the initial Class I directors shall expire at the first annual meeting of stockholders following the date hereof, the term of office of the initial Class II directors shall expire at the second succeeding annual meeting of stockholders following the date hereof and the term of office of the initial Class III directors shall expire at the third succeeding annual meeting of the stockholders following the date hereof. For the purposes hereof, the Board of Directors may assign directors already in office to Class I, Class II and Class III. At each annual meeting of stockholders after the date hereof, directors elected to replace those of a class whose terms expire at such annual meeting shall be elected to hold office until the third succeeding annual meeting after their election and until their respective successors shall have been duly elected and qualified. Each director shall hold office until the annual meeting of stockholders for the year in which such director’s term expires and a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Nothing in this Certificate of Incorporation shall preclude a director from serving consecutive terms. Elections of directors need not be by written ballot unless the Bylaws of the Corporation (as amended and/or restated, the “Bylaws”) shall so provide.

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Section 5.05        Newly-Created Directorships and Vacancies. Subject to the rights of the holders of any series of Preferred Stock then outstanding and except as otherwise set forth in that certain Stockholders’ Agreement, dated on or about the date hereof, by and among the Corporation and the investors named therein (as the same may be amended, modified or supplemented from time to time, the “Stockholders’ Agreement”), newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, disqualification, removal from office or any other cause may be filled only by resolution of a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and may not be filled in any other manner. A director elected or appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor in office and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. A director elected or appointed to fill a position resulting from an increase in the number of directors shall hold office until the next election of the class for which such director shall have been elected or appointed and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. No decrease in the authorized number of directors shall shorten the term of any incumbent director.

Section 5.06        Removal and Resignation of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding and except as otherwise set forth in the Stockholders’ Agreement, notwithstanding any other provision of this Certificate of Incorporation, (i) prior to the Trigger Date (as defined below), directors may be removed with or without cause upon the affirmative vote of stockholders representing at least a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in an election of directors, voting together as a single class (“Voting Stock”) and (ii) on and after the Trigger Date, directors may only be removed for cause and only upon the affirmative vote of stockholders representing at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of the outstanding shares of Voting Stock, voting together as a single class, at a meeting of the Corporation’s stockholders called for that purpose. Any director may resign at any time upon notice to the Corporation. “Trigger Date” means the first date on which the Principal Stockholder and its Affiliated Companies cease to beneficially own in the aggregate (directly or indirectly) at least thirty percent (30%) of the Voting Stock. “Principal Stockholder” means, collectively, [Hoya TopCo], GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C., GTCR Management XI LLC and GTCR LLC. “Affiliated Companies” means (a) in respect of the Principal Stockholder, any entity that Controls, is Controlled by or is under common Control with the Principal Stockholder (other than the Corporation and any entity that is Controlled by the Corporation) and any investment funds managed by the Principal Stockholder and (b) in respect of the Corporation, any entity Controlled by the Corporation. “Control” is defined in ARTICLE NINE.

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Section 5.07        Rights of Holders of Preferred Stock. Notwithstanding the provisions of this ARTICLE FIVE, whenever the holders of one or more series of Preferred Stock shall have the right, voting separately or together by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorship shall be subject to the rights of such series of Preferred Stock. During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, disqualification or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate (in which case each such director thereupon shall cease to be qualified as, and shall cease to be, a director) and the total authorized number of directors of the Corporation shall automatically be reduced accordingly.

Section 5.08        Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 5.09        Chair of the Board. So long as the Principal Stockholder beneficially owns in the aggregate (directly or indirectly) at least thirty percent (30%) or more of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors, the Chair of the Board of Directors shall be designated solely by a majority of the directors nominated or designated for nomination by the Principal Stockholder.

Article Six.

Section 6.01        Limitation of Liability.

(a)               To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the Corporation to provide broader exculpation than permitted prior thereto), no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages arising from a breach of fiduciary duty as a director.

(b)               Any amendment, repeal or modification of the foregoing paragraph shall not adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or modification with respect to any act, omission or other matter occurring prior to such amendment, repeal or modification.

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Article Seven.

Section 7.01        Action by Written Consent. Prior to the first date on which the Principal Stockholder and its Affiliated Companies cease to beneficially own in the aggregate (directly or indirectly) at least fifty percent (50%) of the Voting Stock, any action which is required or permitted to be taken by the Corporation’s stockholders may be taken without a meeting, without prior notice (except as otherwise set forth in the Stockholders’ Agreement)1 and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of the Corporation’s stock entitled to vote thereon were present and voted. From and after the first date on which the Principal Stockholder and its Affiliated Companies cease to beneficially own in the aggregate (directly or indirectly) at least fifty percent (50%) of the Voting Stock, any action which is required or permitted to be taken by the Corporation’s stockholders may be taken only at a duly called annual or special meeting of the Corporation’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied without a meeting; provided, however, that any action required or permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided the resolutions creating such series of Preferred Stock.

Section 7.02        Special Meetings of Stockholders. Subject to the rights of the holders of any series of Preferred Stock then outstanding and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only (i) by or at the direction of the Board of Directors or the Chair of the Board of Directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Corporation would have if there were no vacancies, or (ii) prior to the Trigger Date, by the Chair of the Board of Directors at the written request of the holders of a majority of the voting power of the then outstanding shares of Voting Stock in the manner provided for in the Bylaws. Any business transacted at any special meeting of stockholders shall be limited to the purpose or purposes stated in the notice of the meeting.

Article Eight.

Section 8.01        Certain Acknowledgments. In recognition and anticipation that (i) certain of the directors, partners, principals, officers, members, managers and/or employees of the Principal Stockholder or its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies may serve as directors or officers of the Corporation and (ii) the Principal Stockholder and its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, and (iii) the Corporation and its Affiliated Companies may engage in material business transactions with the Principal Stockholder and its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies, and that the Corporation is expected to benefit therefrom, the provisions of this ARTICLE EIGHT are set forth to regulate and define to the fullest extent permitted by law the conduct of certain affairs of the Corporation as they may involve the Principal Stockholder and/or its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies and/or their respective directors, partners, principals, officers, members, managers and/or employees, including any of the foregoing who serve as officers or directors of the Corporation (collectively, the “Exempted Persons”), and the powers, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. “Sponsor” means Horizon Sponsor, LLC. “Sponsor Affiliated Companies” means (a) in respect of the Sponsor, any entity that Controls, is Controlled by or is under common Control with the Sponsor (other than the Corporation and any entity that is Controlled by the Corporation) and any investment funds managed by the Sponsor and (b) in respect of the Corporation, any entity Controlled by the Corporation.

1 Note to Draft: Stockholders’ Agreement to include requirements to provide Sponsor 2 Business Days’ prior written notice before the taking of any stockholder action by written consent. Such prior written notice shall provide reasonable specificity regarding the proposed action, including reasons for the proposed action and any documents and reasonable documentation relating thereto.

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Section 8.02        Competition and Corporate Opportunities. To the fullest extent permitted by applicable law, none of the Exempted Persons shall have any fiduciary duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Corporation or any of its Affiliated Companies, and no Exempted Person shall be liable to the Corporation or its stockholders for breach of any fiduciary duty solely by reason of any such activities of the Principal Stockholder, its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies or such Exempted Person. To the fullest extent permitted by applicable law, the Corporation, on behalf of itself and its Affiliated Companies, renounces any interest or expectancy of the Corporation and its Affiliated Companies in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to the Exempted Persons or the Sponsor or the Sponsor Affiliated Companies, even if the opportunity is one that the Corporation or its Affiliated Companies might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so, the Sponsor and the Sponsor Affiliated Companies and each Exempted Person shall have no duty to communicate or offer such business opportunity to the Corporation or its Affiliated Companies and, to the fullest extent permitted by applicable law, shall not be liable to the Corporation, any of its Affiliated Companies or its stockholders for breach of any fiduciary or other duty, as a director, officer or stockholder of the Corporation, by reason of the fact that the Principal Stockholder, one of its Affiliated Companies or the Sponsor or the Sponsor Affiliated Companies or any such Exempted Person pursues or acquires such business opportunity, sells, assigns, transfers or directs such business opportunity to another Person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or any of its Affiliated Companies. Notwithstanding anything to the contrary in this Section 8.02, the Corporation does not renounce any interest or expectancy it may have in any business opportunity that is expressly offered to any Exempted Person solely in his or her capacity as a director or officer of the Corporation, and not in any other capacity.

Section 8.03        Certain Matters Deemed Not Corporate Opportunities. In addition to and notwithstanding the foregoing provisions of this ARTICLE EIGHT, a corporate opportunity shall not be deemed to belong to the Corporation if it is a business opportunity the Corporation is not financially able or contractually permitted or legally able to undertake, or that is, from its nature, not in the line of the Corporation’s business or is of no practical advantage to it or that is one in which the Corporation has no interest or reasonable expectancy.

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Section 8.04        Amendment of this Article. Notwithstanding anything to the contrary elsewhere contained in this Certificate of Incorporation, subject to the rights of the holders of any series of Preferred Stock then outstanding, and in addition to any vote required by applicable law, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, shall be required to alter, amend or repeal, or to adopt any provision inconsistent with, this ARTICLE EIGHT; provided however, that, to the fullest extent permitted by law, neither the alteration, amendment or repeal of this ARTICLE EIGHT nor the adoption of any provision of this Certificate of Incorporation inconsistent with this ARTICLE EIGHT shall apply to or have any effect on the liability or alleged liability of any Exempted Person for or with respect to any activities or opportunities which such Exempted Person becomes aware prior to such alteration, amendment, repeal or adoption.

Section 8.05        Deemed Notice. Any Person purchasing or otherwise acquiring or holding any interest in any shares of the Corporation shall be deemed to have notice of and to have consented to the provisions of this ARTICLE EIGHT.

Article Nine.

Section 9.01        Section 203 of the DGCL. The Corporation expressly elects not to be subject to the provisions of Section 203 of the DGCL.

Section 9.02        Business Combinations with Interested Stockholders. Notwithstanding any other provision in this Certificate of Incorporation to the contrary, the Corporation shall not engage in any Business Combination (as defined hereinafter) at any point in time at which the Class A Common Stock is registered under Section 12(b) or 12(g) of the Exchange Act of 1934, as amended (the “Exchange Act”), with any Interested Stockholder (as defined hereinafter) for a period of three years following the time that such stockholder became an Interested Stockholder, unless:

(a)               prior to such time the Board of Directors approved either the Business Combination or the transaction which resulted in such stockholder becoming an Interested Stockholder;

(b)               upon consummation of the transaction which resulted in such stockholder becoming an Interested Stockholder, such stockholder owned at least eighty-five percent (85%) of the Voting Stock of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the Voting Stock outstanding (but not the outstanding Voting Stock owned by such Interested Stockholder) those shares owned (i) by Persons (as defined hereinafter) who are directors and also officers of the Corporation and (ii) employee stock plans of the Corporation in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(c)               at or subsequent to such time the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least sixty-six and two-thirds percent (66 2⁄3%) of the outstanding Voting Stock which is not owned by such Interested Stockholder.

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Section 9.03        Exceptions to Prohibition on Interested Stockholder Transactions. The restrictions contained in this ARTICLE NINE shall not apply if:

(a)               a stockholder becomes an Interested Stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an Interested Stockholder; and (ii) would not, at any time within the three-year period immediately prior to a Business Combination between the Corporation and such stockholder, have been an Interested Stockholder but for the inadvertent acquisition of ownership; or

(b)               the Business Combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this Section 9.03(b); (ii) is with or by a Person who either was not an Interested Stockholder during the previous three years or who became an Interested Stockholder with the approval of the Board of Directors; and (iii) is approved or not opposed by a majority of the directors then in office (but not less than one) who were directors prior to any Person becoming an Interested Stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to Section 251(f) of the DGCL, no vote of the stockholders of the Corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to fifty percent (50%) or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock (as defined hereinafter) of the Corporation; or (z) a proposed tender or exchange offer for fifty percent (50%) or more of the outstanding Voting Stock of the Corporation. The Corporation shall give not less than 20 days’ notice to all Interested Stockholders prior to the consummation of any of the transactions described in clause (x) or (y) of the second sentence of this Section 9.03(b).

Section 9.04        Definitions. As used in this ARTICLE NINE and, solely with respect to the term “Control,” as also used in Section 5.06, only, and unless otherwise provided by the express terms of this ARTICLE NINE, the following terms shall have the meanings ascribed to them as set forth in this Section 9.04:

(a)               “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person;

(b)               “Associate,” when used to indicate a relationship with any Person, means: (i) any corporation, partnership, unincorporated association or other entity of which such Person is a director, officer or general partner or is, directly or indirectly, the owner of twenty percent (20%) or more of any class of Voting Stock; (ii) any trust or other estate in which such Person has at least a twenty percent (20%) beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity; and (iii) any relative or spouse of such Person, or any relative of such spouse, who has the same residence as such Person;

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(c)               “Business Combination” means:

(i)                 any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (A) the Interested Stockholder, or (B) any other corporation, partnership, unincorporated association or entity if the merger or consolidation is caused by the Interested Stockholder and as a result of such merger or consolidation Section 9.02 is not applicable to the surviving entity;

(ii)              any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a stockholder of the Corporation, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to ten percent (10%) or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding Stock of the Corporation;

(iii)            any transaction which results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any Stock of the Corporation or of such subsidiary to the Interested Stockholder, except: (A) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which securities were outstanding prior to the time that the Interested Stockholder became such; (B) pursuant to an exchange of LLC Units into Class A Common Stock, to the extent provided in the LLC Agreement, (C) pursuant to a merger under Section 251(g) of the DGCL; (D) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into Stock of the Corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of Stock of the Corporation subsequent to the time the Interested Stockholder became such; (E) pursuant to an exchange offer by the Corporation to purchase Stock made on the same terms to all holders of such Stock; or (F) any issuance or transfer of Stock by the Corporation; provided however, that in no case under items (D)-(F) of this Section 9.04(c)(iii) shall there be an increase in the Interested Stockholder’s proportionate share of the Stock of any class or series of the Corporation or of the Voting Stock of the Corporation;

(iv)             any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation which has the effect, directly or indirectly, of increasing the proportionate share of the Stock of any class or series, or securities convertible into the Stock of any class or series, of the Corporation or of any such subsidiary which is owned by the Interested Stockholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of Stock not caused, directly or indirectly, by the Interested Stockholder; or

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(v)               any receipt by the Interested Stockholder of the benefit, directly or indirectly (except proportionately as a stockholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in Section 9.04(c)(i)-(iv)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary of the Corporation;

(d)               “Control,” including the terms “controlling,” “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of Voting Stock, by contract or otherwise. A Person who is the owner of twenty percent (20%) or more of the outstanding Voting Stock of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary; notwithstanding the foregoing, a presumption of control shall not apply where such Person holds Voting Stock, in good faith and not for the purpose of circumventing this ARTICLE NINE, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group (as such term is used in Rule 13d-5 under the Securities Exchange Act of 1934, as such Rule is in effect as of the date of this Certificate of Incorporation) have control of such entity;

(e)               “Interested Stockholder” means any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (i) is the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation, or (ii) is an Affiliate or Associate of the Corporation and was the owner of fifteen percent (15%) or more of the outstanding Voting Stock of the Corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder, and the Affiliates and Associates of such Person. Notwithstanding anything in this ARTICLE NINE to the contrary, the term “Interested Stockholder” shall not include: (w) the Sponsor or the Sponsor Affiliated Companies, (x) the Principal Stockholder or any of its Affiliated Companies, or any other Person with whom any of the foregoing are acting as a group or in concert for the purpose of acquiring, holding, voting or disposing of shares of Stock of the Corporation, (y) any Person who would otherwise be an Interested Stockholder either in connection with or because of a transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition of five percent (5%) or more of the outstanding Voting Stock of the Corporation (in one transaction or a series of transactions) by the Principal Stockholder or any of its Affiliated Companies, or any of its Affiliates or Associates to such Person; provided, however, that such Person was not an Interested Stockholder prior to such transfer, sale, assignment, conveyance, hypothecation, encumbrance, or other disposition; or (z) any Person whose ownership of shares in excess of the fifteen percent (15%) limitation set forth herein is the result of action taken solely by the Corporation, provided that, for purposes of this clause (z) only, such Person shall be an Interested Stockholder if thereafter such Person acquires additional shares of Voting Stock of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such Person;

(f)                “Owner,” including the terms “own” and “owned,” when used with respect to any Stock, means a Person that individually or with or through any of its Affiliates or Associates beneficially owns such Stock, directly or indirectly, or has (A) the right to acquire such Stock (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a Person shall not be deemed the owner of Stock tendered pursuant to a tender or exchange offer made by such Person or any of such Person’s Affiliates or Associates until such tendered Stock is accepted for purchase or exchange; or (B) the right to vote such Stock pursuant to any agreement, arrangement or understanding; provided, however, that a Person shall not be deemed the owner of any Stock because of such Person’s right to vote such Stock if the agreement, arrangement or understanding to vote such Stock arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more Persons; or (C) any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in (B) of this Section 9.04(f)), or disposing of such Stock with any other Person that beneficially owns, or whose Affiliates or Associates beneficially own, directly or indirectly, such Stock; provided, that, for the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock of the Corporation deemed to be outstanding shall include Stock deemed to be owned by the Person through application of this definition of “owned” but shall not include any other unissued Stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise;

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(g)               “Person” means any individual, corporation, partnership, unincorporated association or other entity;

(h)               “Stock” means, with respect to any corporation, any capital stock of such corporation and, with respect to any other entity, any equity interest of such entity; and

(i)                 “Voting Stock” means, with respect to any corporation, Stock of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity. Every reference to a percentage of Voting Stock shall refer to such percentage of the votes of such Voting Stock.

Article Ten.

Section 10.01    Amendments to the Bylaws. Subject to the rights of holders of any series of Preferred Stock then outstanding, in furtherance and not in limitation of the powers conferred by law, prior to the Trigger Date, the Bylaws may be amended, altered or repealed and new bylaws made by (i) the Board, (ii) the stockholders by, in addition to any vote of the holders of any class or series of capital stock of the Corporation required herein (including any resolution setting forth the terms of any series of Preferred Stock) and any other vote otherwise required by applicable law, the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of Voting Stock. Subject to the rights of holders of any series of Preferred Stock then outstanding, in furtherance and not in limitation of the powers conferred by law, on and after the Trigger Date, the Bylaws may be amended, altered or repealed and new bylaws made by (i) the Board or (ii) by the stockholders by, in addition to the vote of any holders of any class or series of capital stock of the Corporation required herein (including any resolution setting forth the terms of any series of Preferred Stock), the Bylaws or applicable law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class.

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Section 10.02    Amendments to this Certificate of Incorporation. Subject to the rights of holders of any series of Preferred Stock then outstanding, and in addition to any affirmative vote of the holders of any particular class or series of the capital stock required by law or otherwise, no provision of ARTICLE FIVE, ARTICLE SIX, ARTICLE SEVEN, ARTICLE NINE, ARTICLE TEN or ARTICLE ELEVEN of this Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision of this Certificate of Incorporation or the Bylaws inconsistent therewith be adopted, unless in addition to any other vote required by this Certificate of Incorporation or otherwise required by law, (i) prior to the Trigger Date, such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of Voting Stock, voting together as a single class, and (ii) from and after the Trigger Date, such alteration, amendment, repeal or adoption is approved by the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2⁄3%) of the voting power of the then outstanding shares of Voting Stock, voting together as a single class.

Article Eleven.

Section 11.01    Exclusive Forum. Unless this Corporation consents in writing to the selection of an alternative forum, (A) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that for the avoidance of doubt, this provision, including for any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of clause (A) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (A) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Section 11.02    Notice. Any Person purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation (including, without limitation, shares of Class A Common Stock) shall be deemed to have notice of and to have consented to the provisions of this ARTICLE ELEVEN.

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Article Twelve.

Section 12.01    Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby.

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Exhibit B – Form of Surviving Corporation Bylaws

See attached.

AMENDED AND RESTATED BYLAWS
OF
VIVID SEATS INC.

A Delaware corporation
(Adopted as of [ ˜ ])

Article I.
OFFICES

Section 1.01        Offices. Vivid Seats Inc. (the “Corporation”) may have an office or offices other than its registered office at such place or places, either within or outside the State of Delaware, as the Board of Directors of the Corporation (the “Board of Directors”) may from time to time determine or the business of the Corporation may require. The registered office of the Corporation in the State of Delaware shall be as stated in the Corporation’s certificate of incorporation as then in effect (the “Certificate of Incorporation”).

Article II.
MEETINGS OF STOCKHOLDERS

Section 2.01        Place of Meetings. The Board of Directors may designate a place, if any, either within or outside the State of Delaware, as the place of meeting for any annual meeting or for any special meeting of stockholders.

Section 2.02        Annual Meeting. An annual meeting of the stockholders shall be held at such date and time as is specified by resolution of the Board of Directors. At the annual meeting, stockholders shall elect directors to succeed those whose terms expire at such annual meeting and transact such other business as properly may be brought before the annual meeting pursuant to Section 2.11 of these Amended and Restated Bylaws (these “Bylaws”). The Board of Directors may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board of Directors.

Section 2.03        Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice. The Board of Directors may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board of Directors.

Section 2.04        Notice of Meetings. Whenever stockholders are required or permitted to take action at a meeting, notice of the meeting shall be given that shall state the place, if any, date, and time of the meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders not physically present may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware (the “DGCL”)) or the Certificate of Incorporation.

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(a)               Form of Notice. All such notices shall be delivered in writing or in any other manner permitted by the DGCL. If mailed, such notice shall be deemed given when deposited in the United States mail, postage prepaid, addressed to the stockholder at his, her or its address as the same appears on the records of the Corporation. If delivered by courier service, notice shall be deemed given at the earlier of when the notice is received or left at such stockholder’s address as the same appears on the records of the Corporation. If given by electronic mail, notice shall be deemed given when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the DGCL. Notice to stockholders may also be given by other forms of electronic transmission consented to by the stockholder. If given by facsimile telecommunication, such notice shall be deemed given when directed to a number at which the stockholder has consented to receive notice by facsimile. If given by a posting on an electronic network together with separate notice to the stockholder of such specific posting, such notice shall be deemed given upon the later of (x) such posting and (y) the giving of such separate notice. If notice is given by any other form of electronic transmission, such notice shall be deemed given when directed to the stockholder. An affidavit of the secretary or an assistant secretary of the Corporation, the transfer agent of the Corporation or any other agent of the Corporation that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b)               Waiver of Notice. Whenever notice is required to be given under any provisions of the DGCL, the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the stockholder entitled to notice, or a waiver by electronic transmission given by the stockholder entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any meeting of the stockholders of the Corporation need be specified in any waiver of notice of such meeting. Attendance of a stockholder of the Corporation at a meeting of such stockholders shall constitute a waiver of notice of such meeting, except when the stockholder attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting.

(c)               Notice by Electronic Transmission. Notwithstanding Section 2.04(a), a notice may not be given by electronic transmission from and after the time: (i) the Corporation is unable to deliver by electronic transmission two (2) consecutive notices given by the Corporation; and (ii) such inability becomes known to the secretary or an assistant secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice. However, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, except as otherwise limited by applicable law, the term “electronic transmission” means any form of communication not directly involving the physical transmission of paper, including the use of, or participation in, one or more electronic networks or databases (including one or more distributed electronic networks or databases), that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such recipient through an automated process. A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. A notice by electronic mail will include any files attached thereto and any information hyperlinked to a website if such electronic mail includes the contact information of an officer or agent of the corporation who is available to assist with accessing such files or information.

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Section 2.05        List of Stockholders. The Corporation shall prepare, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date, arranged in alphabetical order and showing the address of each such stockholder and the number of shares registered in the name of each such stockholder. Nothing contained in this section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the list shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 2.05 or to vote in person or by proxy at any meeting of stockholders.

Section 2.06        Quorum. The holders of a majority in voting power of the outstanding capital stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Certificate of Incorporation or these Bylaws. If a quorum is not present, the chair of the meeting or the holders of a majority of the voting power present in person or represented by proxy at the meeting and entitled to vote at the meeting may adjourn the meeting to another time and/or place from time to time until a quorum shall be present in person or represented by proxy. When a specified item of business requires a vote by a class or series (if the Corporation shall then have outstanding shares of more than one class or series) voting as a separate class or series, the holders of a majority in voting power of the outstanding stock of such class or series shall constitute a quorum (as to such class or series) for the transaction of such item of business. A quorum once established at a meeting shall not be broken by the withdrawal of enough votes to leave less than a quorum.

Section 2.07        Adjourned Meetings. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place. When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than sixty (60) days nor less than ten (10) days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

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Section 2.08        Vote Required. Subject to the rights of the holders of any series of preferred stock then outstanding, when a quorum has been established, all matters other than the election of directors shall be determined by the affirmative vote of the majority of voting power of capital stock present in person or represented by proxy at the meeting and entitled to vote on the subject matter, unless by express provisions of the DGCL or other an applicable law, the rules of any stock exchange upon which the Corporation’s securities are listed, any regulation applicable to the Corporation or its securities, the Certificate of Incorporation or these Bylaws a minimum or different vote is required, in which case such minimum or different vote shall be the required vote for such matter. Except as otherwise provide in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast.

Section 2.09        Voting Rights. Subject to the rights of the holders of any series of preferred stock then outstanding, except as otherwise provided by the DGCL or the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote in person or by proxy for each share of capital stock held by such stockholder which has voting power upon the matter in question. Voting at meetings of stockholders need not be by written ballot.

Section 2.10        Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A proxy may be made irrevocable regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally.

Section 2.11        Advance Notice of Stockholder Business and Director Nominations.

(a)               Business at Annual Meetings of Stockholders.

(i)                 Only such business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 2.11(b)) shall be conducted at an annual meeting of the stockholders as shall have been brought before the meeting (A) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors or any duly authorized committee thereof, (B) by or at the direction of the Board of Directors or any duly authorized committee thereof, or (C) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in Section 2.11(a)(iii), on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) at the time of the meeting, is entitled to vote at the meeting and (3) complies with the notice procedures set forth in Section 2.11(a)(iii). For the avoidance of doubt, the foregoing clause (C) of this Section 2.11(a)(i) shall be the exclusive means for a stockholder to propose such business (other than business included in the Corporation’s proxy materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or business brought by the Principal Stockholder (as defined below) and any entity that controls, is controlled by or under common control with the Principal Stockholder (other than the Corporation and any company that is controlled by the Corporation) and any investment vehicles or funds managed or controlled, directly or indirectly, by or otherwise affiliated with the Principal Stockholder (the “Principal Stockholder Affiliates”) at any time prior to the Advance Notice Trigger Date (as defined below)) before an annual meeting of stockholders.

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(ii)              For any business (other than (A) nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 2.11(b) or (B) business brought by any of [Hoya Topco], GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, GTCR Golder Rauner, L.L.L., GTCR Golder Rounder II, L.L.C., GTCR Management XI LLC and/or GTCR LLC (collectively, the “Principal Stockholder”) and the Principal Stockholder Affiliates at any time prior to the date when the Principal Stockholder ceases to beneficially own in the aggregate (directly or indirectly) at least 10% of the voting power of the then outstanding shares of capital stock of the Corporation then entitled to vote generally in the election of directors (the “Advance Notice Trigger Date”)) to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in proper written form as described in Section 2.11(a)(iii) to the Secretary; any such proposed business must be a proper matter for stockholder action and the stockholder and the Stockholder Associated Person (as defined in Section 2.11(e)) must have acted in accordance with the representations set forth in the Solicitation Statement (as defined in Section 2.11(a)(iii)) required by these Bylaws. To be timely, a stockholder’s notice for such business (other than such a notice by the Principal Stockholder prior to the Advance Notice Trigger Date, which may be delivered at any time prior to the mailing of the definitive proxy statement pursuant to Section 14(a) of the Exchange Act related to the next annual meeting of stockholders) must be delivered by hand and received by the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Class A Common Stock (as defined in the Certificate of Incorporation) are first publicly traded, be deemed to have occurred on [ ˜ ]); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of Class A Common Stock are first publicly traded), such stockholder’s notice must be delivered by the later of (A) the tenth (10th) day following the day the Public Announcement (as defined in Section 2.11(e)) ) of the date of the annual meeting is first made or (B) the date which is ninety (90) days prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to Section 2.11(a) will be deemed received on any given day only if received prior to the Close of Business on such day (and otherwise shall be deemed received on the next succeeding Business Day).

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(iii)            To be in proper written form, a stockholder’s notice to the Secretary must set forth as to each matter of business the stockholder proposes to bring before the annual meeting:

(A)             a brief description of the business desired to be brought before the annual meeting (including the specific text of any resolutions or actions proposed for consideration and if such business includes a proposal to amend these Bylaws, the specific language of the proposed amendment) and the reasons for conducting such business at the annual meeting;

(B)              the name and address of the stockholder proposing such business, as they appear on the Corporation’s books, the name and address (if different from the Corporation’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person;

(C)              the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person, a description of any Derivative Positions (as defined in Section 2.11(e)) directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and to the extent to which a Hedging Transaction (as defined in Section 2.11(e))) has been entered into by or on behalf of such stockholder or any Stockholder Associated Person;

(D)             a description of all arrangements or understandings between or among such stockholder or any Stockholder Associated Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder, any Stockholder Associated Person or such other person or entity in such business;

(E)              a representation that such stockholder is a stockholder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the annual meeting to bring such business before the meeting;

(F)              any other information related to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies or consents (even if a solicitation is not involved) by such stockholder or Stockholder Associated Person in support of the business proposed to be brought before the meeting pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder; and

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(G)             a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of at least the percentage of the Corporation’s outstanding capital stock required to approve the proposal or otherwise to solicit proxies or votes from stockholders in support of the proposal (such representation, a “Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to Section 2.11(a) is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 2.11(d).

(iv)             Notwithstanding anything in these Bylaws to the contrary, no business (other than nominations of persons for election to the Board of Directors, which must be made in compliance with and are governed exclusively by Section 2.11(b)) shall be conducted at an annual meeting except in accordance with the procedures set forth in Section 2.11(a).

(b)               Nominations at Annual Meetings of Stockholders.

(i)                 Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 2.11(b) shall be eligible for election to the Board of Directors at an annual meeting of stockholders.

(ii)              Nominations of persons for election to the Board of Directors of the Corporation may be made at an annual meeting of stockholders only (A) by or at the direction of the Board of Directors or any duly authorized committee thereof or (B) by any stockholder of the Corporation who (1) was a stockholder of record at the time of giving of notice provided for in this Section 2.11(b) on the record date for determination of stockholders of the Corporation entitled to vote at the meeting, and at the time of the annual meeting, (2) is entitled to vote at the meeting and (3) complies with the notice procedures set forth in this Section 2.11(b). For the avoidance of doubt, clause (A) of this Section 2.11(b)(ii) shall be the exclusive means for a stockholder to make nominations of persons for election to the Board of Directors at an annual meeting of stockholders. For nominations to be properly brought by a stockholder at an annual meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in Section 2.11(b)(iii) to the Secretary and the stockholder and the Stockholder Associated Person must have acted in accordance with the representations set forth in the Nomination Solicitation Statement required by these Bylaws. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors (other than such a notice by the Principal Stockholder prior to the Advance Notice Trigger Date, which may be delivered at any time up to thirty-five (35) days prior to the next annual meeting of stockholders) must be delivered to the Secretary at the principal executive offices of the Corporation in proper written form not less than ninety (90) days and not more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Class A Common Stock are first publicly traded, be deemed to have occurred on [ ˜ ]); provided, however, that if and only if the annual meeting is not scheduled to be held within a period that commences thirty (30) days before such anniversary date and ends thirty (30) days after such anniversary date, or if no annual meeting was held in the preceding year (other than for purposes of the Corporation’s first annual meeting of stockholders after its shares of Class A Common Stock are first publicly traded), such stockholder’s notice must be delivered by the later of the tenth (10th) day following the day the Public Announcement of the date of the annual meeting is first made and the date which is ninety (90) days prior to the date of the annual meeting. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 2.11(b) will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). For the avoidance of doubt, a stockholder shall not be entitled to make additional or substitute nominations following the expiration of the time periods set forth in these Bylaws.

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(iii)            To be in proper written form, a stockholder’s notice to the Secretary shall set forth:

(A)             as to each person that the stockholder proposes to nominate for election or re-election as a director of the Corporation, (1) the name, age, business address and residence address of the person, (2) the principal occupation or employment of the person, (3) the class or series and number of shares of capital stock of the Corporation which are directly or indirectly owned beneficially or of record by the person, (4) the date such shares were acquired and the investment intent of such acquisition and (5) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or is otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder (including such person’s written consent to being named in the proxy statement as a nominee of the stockholder, if applicable, and to serving as a director if elected);

(B)              as to the stockholder giving the notice, the name and address of such stockholder, as they appear on the Corporation’s books, the name and address (if different from the Corporation’s books) of such proposing stockholder, and the name and address of any Stockholder Associated Person;

(C)              the class or series and number of shares of stock of the Corporation which are directly or indirectly held of record or beneficially owned by such stockholder or by any Stockholder Associated Person with respect to the Corporation’s securities, a description of any Derivative Positions directly or indirectly held or beneficially held by the stockholder or any Stockholder Associated Person, and whether and the extent to which a Hedging Transaction has been entered into by or on behalf of such stockholder or any Stockholder Associated Person;

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(D)             a description of all arrangements or understandings (including financial transactions and direct or indirect compensation) between or among such stockholder or any Stockholder Associated Person and each proposed nominee and any other person or entity (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

(E)              a representation that such stockholder is a holder of record of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the persons named in its notice;

(F)              any other information relating to such stockholder or any Stockholder Associated Person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies or consents for a contested election of directors (even if an election contest or proxy solicitation is not involved), or otherwise required, pursuant to Section 14 of the Exchange Act, and the rules, regulations and schedules promulgated thereunder; and

(G)             a representation as to whether such stockholder or any Stockholder Associated Person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to the holders of a sufficient number of the Corporation’s outstanding shares reasonably believed by the stockholder or any Stockholder Associated Person, as the case may be, to elect each proposed nominee or otherwise to solicit proxies or votes from stockholders in support of the nomination (such representation, a “Nomination Solicitation Statement”).

In addition, any stockholder who submits a notice pursuant to this Section 2.11(b) is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 2.11(d) and shall comply with Section 2.11(f).

(iv)             Notwithstanding anything in Section 2.11(b)(ii) to the contrary, if the number of directors to be elected to the Board of Directors is increased effective after the time period for which nominations would otherwise be due under Section 2.11(b)(ii) and there is no Public Announcement naming the nominees for additional directorships at least ten (10) days prior to the last day a stockholder may deliver a notice of nomination in accordance with Section 2.11(b)(ii), a stockholder’s notice required by Section 2.11(b) of this Article II shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the tenth (10th) day following the day on which such Public Announcement is first made by the Corporation. The number of nominees a stockholder may nominate for election at the annual meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such annual meeting.

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(c)               Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the notice of meeting. Only persons who are nominated in accordance and compliance with the procedures set forth in this Section 2.11(c) shall be eligible for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the notice of meeting only (i) by or at the direction of the Board of Directors, any duly authorized committee thereof, or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 7.02 of the Certificate of Incorporation) or (ii) provided that the Board of Directors or stockholders (if stockholders are permitted to call a special meeting of stockholders pursuant to Section 7.02 of the Certificate of Incorporation) has determined that directors are to be elected at such special meeting, by any stockholder of the Corporation who (A) was a stockholder of record at the time of giving of notice provided for in this Section 2.11(c) and at the time of the special meeting, (B) is entitled to vote at the meeting and (C) complies with the notice procedures provided for in this Section 2.11(c). For the avoidance of doubt, the foregoing clause (ii) of this Section 2.11(c) shall be the exclusive means for a stockholder to propose nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. For nominations to be properly brought by a stockholder at a special meeting of stockholders, the stockholder must have given timely notice thereof in proper written form as described in this Section 2.11(c) to the Secretary. To be timely, a stockholder’s notice for the nomination of persons for election to the Board of Directors (other than such a notice by the Principal Stockholder prior to the Advance Notice Trigger Date, which may be delivered at any time up to the later of (i) thirty-five (35) days prior to the special meeting of stockholders and (ii) the tenth (10th) day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting) must be received by the Secretary at the principal executive offices of the Corporation not earlier than the 120th day prior to such special meeting and not later than the Close of Business on the later of the 90th day prior to such special meeting or the tenth (10th) day following the day on which a Public Announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall any adjournment or postponement of a special meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notices delivered pursuant to this Section 2.11(c) will be deemed received on any given day if received prior to the Close of Business on such day (and otherwise on the next succeeding day). To be in proper written form, such stockholder’s notice shall set forth all of the information required by, and otherwise be in compliance with, Section 2.11(b)(iii). In addition, any stockholder who submits a notice pursuant to this Section 2.11(c) is required to update and supplement the information disclosed in such notice, if necessary, in accordance with Section 2.11(d) and shall comply with Section 2.11(f). The number of nominees a stockholder may nominate for election at the special meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the special meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such special meeting.

(d)               Update and Supplement of Stockholder’s Notice. Any stockholder who submits a notice of proposal for business or nomination for election pursuant to this Section 2.11 is required to update and supplement the information disclosed in such notice, if necessary, so that the information provided or required to be provided in such notice shall be true and correct as of the record date for determining the stockholders entitled to notice of the meeting of stockholders and as of the date that is ten (10) Business Days prior to such meeting of the stockholders or any adjournment or postponement thereof, and such update and supplement shall be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the fifth (5th) Business Day after the record date for the meeting of stockholders (in the case of the update and supplement required to be made as of the record date), and not later than the Close of Business on the eighth (8th) Business Day prior to the date for the meeting of stockholders or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting of stockholders or any adjournment or postponement thereof).

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(e)               Definitions. For purposes of this Section 2.11, the term:

(i)                 “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in New York, NY are authorized or obligated by law or executive order to close;

(ii)              “Close of Business” shall mean 5:00 p.m. local time at the principal executive offices of the Corporation, and if an applicable deadline falls on the Close of Business on a day that is not a Business Day, then the applicable deadline shall be deemed to be the Close of Business on the immediately preceding Business Day;

(iii)            “Derivative Positions” means, with respect to a stockholder or any Stockholder Associated Person, any derivative positions including, without limitation, any short position, profits interest, option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise and any performance-related fees to which such stockholder or any Stockholder Associated Person is entitled based, directly or indirectly, on any increase or decrease in the value of shares of capital stock of the Corporation;

(iv)             “Hedging Transaction” means, with respect to a stockholder or any Stockholder Associated Person, any hedging or other transaction (such as borrowed or loaned shares) or series of transactions, or any other agreement, arrangement or understanding, the effect or intent of which is to increase or decrease the voting power or economic or pecuniary interest of such stockholder or any Stockholder Associated Person with respect to the Corporation’s securities;

(v)               “Public Announcement” means disclosure in a press release reported by the Dow Jones News Service, Associated Press, Business Wire, PR Newswire or comparable news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act; and

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(vi)             “Stockholder Associated Person” of any stockholder means (A) any person controlling, directly or indirectly, or acting in concert with, such stockholder, (B) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such stockholder or (C) any person directly or indirectly controlling, controlled by or under common control with such Stockholder Associated Person.

(f)                Submission of Questionnaire, Representation and Agreement. To be qualified to be a nominee for election or re-election as a director of the Corporation, a person must deliver (in the case of a person nominated by a stockholder in accordance with Section 2.11(b) or Section 2.11(c), in accordance with the time periods prescribed for delivery of notice under such sections) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request of any stockholder of record identified by name within five (5) Business Days of such written request) and a written representation and agreement (in the form provided by the Secretary upon written request written request of any stockholder of record identified by name within five (5) Business Days of such) that such person (i) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (B) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein and (iii) would be in compliance, and if elected as a director of the Corporation will comply, with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(g)               Update and Supplement of Nominee Information. The Corporation may also, as a condition to any such nomination or business being deemed properly brought before an annual meeting, require any Stockholder Associated Person or proposed nominee to deliver to the Secretary, within five (5) Business Days of any such request, such other information as may reasonably be requested by the Corporation, including such other information as may be reasonably required by the Board, in its sole discretion, to determine (A) the eligibility of such proposed nominee to serve as a director of the Corporation, (B) whether such nominee qualifies as an “independent director” or “audit committee financial expert” under applicable law, Securities and Exchange Commission and stock exchange rules or regulation, or any publicly disclosed corporate governance guideline or committee charter of the Corporation and (C) such other information that the Board of Directors determines could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

(h)               Authority of Chair; General Provisions. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, the chair of the meeting shall have the power and duty to determine whether any nomination or other business proposed to be brought before the meeting was made or brought in accordance with the procedures set forth in these Bylaws (including whether the stockholder or Stockholder Associated Person, if any, on whose behalf the nomination or proposal is made or solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies or votes in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by Section 2.11(a)(iii)(G) or Section 2.11(b)(iii)(G), as applicable, of these Bylaws) and, if any nomination or other business is not made or brought in compliance with these Bylaws, to declare that such nomination or proposal of other business be disregarded and not acted upon. Notwithstanding the foregoing provisions of this Section 2.11, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.11, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

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(i)                 Compliance with Exchange Act. Notwithstanding the foregoing provisions of these Bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules, regulations and schedules promulgated thereunder with respect to the matters set forth in these Bylaws; provided, however, that any references in these Bylaws to the Exchange Act or the rules, regulations and schedules promulgated thereunder are not intended to and shall not limit the requirements applicable to any nomination or other business to be considered pursuant to Section 2.11.

(j)                 Effect on Other Rights. Nothing in these Bylaws shall be deemed to (A) affect any rights of the stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) confer upon any stockholder a right to have a nominee or any proposed business included in the Corporation’s proxy statement, except as set forth in the Certificate of Incorporation or these Bylaws, (C) affect any rights of the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation or (D) limit the exercise, the method or timing of the exercise of, the rights of any person granted by the Corporation to nominate directors (including pursuant to that Stockholders’ Agreement, dated as of on or about [ ˜ ], by and among the Corporation and the investors named therein, which rights may be exercised without compliance with the provisions of this Section 2.11.

Section 2.12        Fixing a Record Date for Stockholder Meetings. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the next day preceding the day on which notice is first given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting in conformity herewith; and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 2.12 at the adjourned meeting.

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Section 2.13        Action by Stockholders Without a Meeting. So long as stockholders of the Corporation have the right to act by written consent in accordance with Section 7.01 of the Certificate of Incorporation, the following provisions shall apply:

(a)               Record Date. For the purpose of determining the stockholders entitled to consent to corporate action without a meeting as may be permitted by the Certificate of Incorporation or the certificate of designation relating to any outstanding class or series of preferred stock, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) (or the maximum number permitted by applicable law) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take action by written consent shall, by written notice delivered to the Secretary at the Corporation’s principal place of business during regular business hours, request that the Board of Directors fix a record date, which notice shall include the text of any proposed resolutions. Notices delivered pursuant to Section 2.13(a) will be deemed received on any given day only if received prior to the close of business on such day (and otherwise shall be deemed received on the next succeeding business day). The Board of Directors shall promptly, but in all events within ten (10) days after the date on which such written notice is properly delivered to and deemed received by the Secretary, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board of Directors pursuant to the first sentence of this Section 2.13(a)). If no record date has been fixed by the Board of Directors pursuant to this Section 2.13(a) or otherwise within ten (10) days of receipt of a valid request by a stockholder, the record date for determining stockholders entitled to consent to corporate action without a meeting, when no prior action by the Board of Directors is required pursuant to applicable law, shall be the first date after the expiration of such ten (10) day time period on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation pursuant to Section 2.13(b); provided, however, that if prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action without a meeting shall in such an event be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(b)               Generally. No consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section 2.13, within sixty (60) (or the maximum number permitted by applicable law) days of the first date on which a consent is delivered to the Corporation in the manner required by applicable law. The validity of any consent executed by a proxy for a stockholder pursuant to an electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous consent shall be given by the Corporation (at its expense) to those stockholders who have not consented and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

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Section 2.14        Conduct of Meetings.

(a)               Generally. Meetings of stockholders shall be presided over by the Chair of the Board, if any, or in the Chair’s absence or disability, by the Chief Executive Officer, or in the Chief Executive Officer’s absence or disability, by the President, or in the President’s absence or disability, by a Vice President (in the order as determined by the Board of Directors), or in the absence or disability of the foregoing persons by a chair designated by the Board of Directors, or in the absence or disability of such person, by a chair chosen at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence or disability the chair of the meeting may appoint any person to act as secretary of the meeting.

(b)               Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chair of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted to questions or comments by participants; and (vi) restrictions on the use of mobile phones, audio or video recording devices and similar devices at the meeting. The chair of the meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a nomination or matter or business was not properly brought before the meeting and if such chair should so determine, such chair shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The chair of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted. The chair of the meeting shall have the power, right and authority, for any or no reason, to convene, recess and/or adjourn any meeting of stockholders.

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(c)               Inspectors of Elections. The Corporation may, and to the extent required by law shall, in advance of any meeting of stockholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. No person who is a candidate for an office at an election may serve as an inspector at such election. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by law.

Section 2.15        Remote Communication. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(a)               participate in a meeting of stockholders; and

(b)               be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder; (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Article III.
DIRECTORS

Section 3.01        General Powers. Except as otherwise provided in this Certificate of Incorporation, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

Section 3.02        Annual Meetings. The annual meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of stockholders. In the event that the annual meeting of stockholders takes place telephonically or through any other means by which the stockholders do not convene in any one location, the annual meeting of the Board of Directors shall be held at the principal offices of the Corporation immediately after the annual meeting of the stockholders.

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Section 3.03        Regular Meetings and Special Meetings. Regular meetings, other than the annual meeting, of the Board of Directors may be held without notice at such time and at such place as shall from time to time be determined by resolution of the Board of Directors and publicized among all directors. Special meetings of the Board of Directors may be called by (i) the Chair of the Board, if any, (ii) by the Secretary upon the written request of a majority of the directors then in office or (iii) if the Board of Directors then includes a director nominated or designated for nomination by the Principal Stockholder, by any director nominated or designated for nomination by the Principal Stockholder, or (iv) if the Board of Directors then includes a director nominated or designated for nomination by Horizon Sponsor, LLC, by any director nominated or designated by Horizon Sponsor, LLC, and in each case shall be held at the place, if any, on the date and at the time as he, she or they shall fix. Any and all business may be transacted at a special meeting of the Board of Directors.

Section 3.04        Notice of Meetings. Notice of regular meetings of the Board of Directors need not be given except as otherwise required by law or these Bylaws. Notice of each special meeting of the Board of Directors, and of each regular and annual meeting of the Board of Directors for which notice is required, shall be given by the Secretary as hereinafter provided in this Section 3.04. Such notice shall state the date, time and place, if any, of the meeting. Notice of any special meeting, and of any regular or annual meeting for which notice is required, shall be given to each director at least (a) twenty-four (24) hours before the meeting if by telephone or by being personally delivered or sent by overnight courier, telecopy, electronic transmission, email or similar means or (b) five (5) days before the meeting if delivered by mail to the director’s residence or usual place of business. Such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage prepaid, or when transmitted if sent by telex, telecopy, electronic transmission, email or similar means. Neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Section 3.05        Waiver of Notice. Any director may waive notice of any meeting of directors by a writing signed by the director or by electronic transmission. Any member of the Board of Directors or any committee thereof who is present at a meeting shall have waived notice of such meeting except when such member attends for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened and does not further participate in the meeting. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her written dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

Section 3.06        Chair of the Board, Quorum, Required Vote and Adjournment. The Board of Directors may elect a Chair of the Board. The Chair of the Board must be a director and may be an officer of the Corporation. Subject to the provisions of these Bylaws and the direction of the Board of Directors, the Chair of the Board shall perform all duties and have all powers which are commonly incident to the position of Chair of the Board or which are delegated to him or her by the Board of Directors, preside at all meetings of the stockholders and Board of Directors at which he or she is present and have such powers and perform such duties as the Board of Directors may from time to time prescribe. If the Chair of the Board is not present at a meeting of the Board of Directors, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chair of the Board) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting, a majority of the directors present at such meeting shall elect one of the directors present at the meeting to so preside. At all meetings of the Board of Directors, a majority of the directors then in office shall constitute a quorum for the transaction of business; provided, however, that a quorum shall never be less than one-third the total number of directors. Unless by express provision of an applicable law, the Certificate of Incorporation or these Bylaws a different vote is required, the vote of a majority of directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may, to the fullest extent permitted by law, adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

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Section 3.07        Committees.

(a)               The Board of Directors may designate one or more committees, including an executive committee, consisting of one or more of the directors of the Corporation, and any committees required by the rules and regulations of such exchange as any securities of the Corporation are listed. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by applicable law or the Certificate of Incorporation, each such committee, to the extent provided by the DGCL and in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors. Each such committee shall serve at the pleasure of the Board of Directors. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request.

(b)               Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. All matters shall be determined by a majority vote of the members present at a meeting at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

Section 3.08        Action by Written Consent. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. After the action is taken, the consent or consents relating thereto shall be filed with the minutes of proceedings of the board or committee in the same paper form or electronic form as the minutes are maintained.

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Section 3.09        Compensation. The Board of Directors shall have the authority to fix the compensation, including fees, reimbursement of expenses and equity compensation, of directors for services to the Corporation in any capacity, including for attendance of meetings of the Board of Directors or participation on any committees. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 3.10        Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such member’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 3.11        Telephonic and Other Meetings. Unless restricted by the Certificate of Incorporation, any one or more members of the Board of Directors or any committee thereof may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at a meeting.

Article IV.
OFFICERS

Section 4.01        Number and Election. Subject to the authority of the Chief Executive Officer to appoint officers as set forth in Section 4.11, the officers of the Corporation shall be elected by the Board of Directors and shall consist of a Chief Executive Officer, a President, one or more Vice Presidents, a Secretary, a Chief Financial Officer, a Treasurer and such other officers and assistant officers as may be deemed necessary or desirable by the Board of Directors. Any number of offices may be held by the same person. In its discretion, the Board of Directors may choose not to fill any office for any period as it may deem advisable.

Section 4.02        Term of Office. Each officer shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as hereinafter provided.

Section 4.03        Removal. Any officer or agent of the Corporation may be removed with or without cause by the Board of Directors, a duly authorized committee thereof or by such officers as may be designated by a resolution of the Board of Directors, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Any officer appointed by the Chief Executive Officer in accordance with Section 4.11 may also be removed by the Chief Executive Officer in his or her sole discretion.

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Section 4.04        Vacancies. Any vacancy occurring in any office because of death, resignation, removal, disqualification or otherwise may be filled by the Board of Directors or the Chief Executive Officer in accordance with Section 4.11.

Section 4.05        Compensation. Compensation of all executive officers shall be approved by the Board of Directors or a duly authorized committee thereof, and no officer shall be prevented from receiving such compensation by virtue of his or her also being a director of the Corporation.

Section 4.06        Chief Executive Officer. The Chief Executive Officer shall have the powers and perform the duties incident to that position. The Chief Executive Officer shall, in the absence of the Chair of the Board, or if a Chair of the Board shall not have been elected, preside at each meeting of (a) the Board of Directors if the Chief Executive Officer is a director and (b) the stockholders. Subject to the powers of the Board of Directors and the Chair of the Board, the Chief Executive Officer shall be in general and active charge of the entire business and affairs of the Corporation, and shall be its chief policy making officer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these Bylaws. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. Whenever the President is unable to serve, by reason of sickness, absence or otherwise, the Chief Executive Officer shall perform all the duties and responsibilities and exercise all the powers of the President.

Section 4.07        The President. The President of the Corporation shall, subject to the powers of the Board of Directors, the Chair of the Board and the Chief Executive Officer, have general charge of the business, affairs and property of the Corporation, and control over its officers, agents and employees. The President shall see that all orders and resolutions of the Board of Directors are carried into effect. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Corporation. The President shall, in the absence of the Chief Executive Officer, act with all of the powers and be subject to all of the restrictions of the Chief Executive Officer. The President shall have such other powers and perform such other duties as may be prescribed by the Chair of the Board, the Chief Executive Officer, the Board of Directors or as may be provided in these Bylaws or otherwise are incident to the position of President.

Section 4.08        Vice Presidents. The Vice President, or if there shall be more than one, the Vice Presidents, in the order determined by the Board of Directors or the Chair of the Board, shall, perform such duties and have such powers as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Vice President. The Vice Presidents may also be designated as Executive Vice Presidents or Senior Vice Presidents, as the Board of Directors may from time to time prescribe.

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Section 4.09        The Secretary and Assistant Secretaries. The Secretary shall attend all meetings of the Board of Directors (other than executive sessions thereof) and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the Board of Directors’ supervision, the Secretary shall give, or cause to be given, all notices required to be given by these Bylaws or by law; shall have such powers and perform such duties as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Secretary; and shall have custody of the corporate seal of the Corporation. The Secretary, or an Assistant Secretary, shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there be more than one, any of the assistant secretaries, shall in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President, or Secretary may, from time to time, prescribe.

Section 4.10        The Chief Financial Officer and the Treasurer. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Corporation as may be ordered by the Chair of the Board or the Board of Directors; shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever; shall cause the funds of the Corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the financial condition and operations of the Corporation; shall have such powers and perform such duties as the Board of Directors, the Chair of the Board, the Chief Executive Officer, the President or these Bylaws may, from time to time, prescribe or which otherwise are incident to the position of Chief Financial Officer. The Treasurer, if any, shall in the absence or disability of the Chief Financial Officer, perform the duties and exercise the powers of the chief financial officer, subject to the power of the board of directors. The Treasurer, if any, shall perform such other duties and have such other powers as the board of directors may, from time to time, prescribe.

Section 4.11        Appointed Officers. In addition to officers designated by the Board in accordance with this Article IV, the Chief Executive Officer shall have the authority to appoint other officers below the level of Board-appointed Vice President as the Chief Executive Officer may from time to time deem expedient and may designate for such officers titles that appropriately reflect their positions and responsibilities. Such appointed officers shall have such powers and shall perform such duties as may be assigned to them by the Chief Executive Officer or the senior officer to whom they report, consistent with corporate policies. An appointed officer shall serve until the earlier of such officer’s resignation or such officer’s removal by the Chief Executive Officer or the Board of Directors at any time, either with or without cause.

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Section 4.12        Other Officers, Assistant Officers and Agents. Officers, assistant officers and agents, if any, other than those whose duties are provided for in these Bylaws, shall have such authority and perform such duties as may from time to time be prescribed by resolution of the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

Section 4.13        Officers’ Bonds or Other Security. If required by the Board of Directors, any officer of the Corporation shall give a bond or other security for the faithful performance of his duties, in such amount and with such surety as the Board of Directors may require.

Section 4.14        Delegation of Authority. The Board of Directors may by resolution delegate the powers and duties of such officer to any other officer or to any director, or to any other person whom it may select.

Article V.
CERTIFICATES OF STOCK

Section 5.01        Form. The shares of stock of the Corporation shall be represented by certificates; provided that, the Board of Directors may provide by resolution that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. If shares are represented by certificates, the certificates shall be in such form as required by applicable law and as determined by the Board of Directors. Each certificate shall certify the number of shares owned by such holder in the Corporation and shall be signed by, or in the name of the Corporation by two authorized officers of the Corporation including, but not limited to, the Chair of the Board (if an officer), the President, a Vice President, the Chief Financial Officer, the Treasurer, the Secretary and an Assistant Secretary of the Corporation. Any or all signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed, or whose facsimile signature or signatures have been used on, any such certificate or certificates shall cease to be such officer, transfer agent or registrar of the Corporation whether because of death, resignation or otherwise before such certificate or certificates have been issued by the Corporation, such certificate or certificates may nevertheless be issued as though the person or persons who signed such certificate or certificates or whose facsimile signature or signatures have been used thereon had not ceased to be such officer, transfer agent or registrar of the Corporation at the date of issue. All certificates for shares shall be consecutively numbered or otherwise identified. The Board of Directors may appoint a bank or trust company organized under the laws of the United States or any state thereof to act as its transfer agent or registrar, or both in connection with the transfer of any class or series of securities of the Corporation. The Corporation, or its designated transfer agent or other agent, shall keep a book or set of books to be known as the stock transfer books of the Corporation, containing the name of each holder of record, together with such holder’s address and the number and class or series of shares held by such holder and the date of issue. When shares are represented by certificates, the Corporation shall issue and deliver to each holder to whom such shares have been issued or transferred, certificates representing the shares owned by such holder, and shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, upon surrender to the Corporation or its designated transfer agent or other agent of the certificate or certificates for such shares endorsed by the appropriate person or persons, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps. In that event, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate or certificates and record the transaction on its books. When shares are not represented by certificates, shares of stock of the Corporation shall only be transferred on the books of the Corporation by the holder of record thereof or by such holder’s attorney duly authorized in writing, with such evidence of the authenticity of such transfer, authorization and other matters as the Corporation may reasonably require, and accompanied by all necessary stock transfer stamps, and within a reasonable time after the issuance or transfer of such shares, the Corporation shall, if required by applicable law, send the holder to whom such shares have been issued or transferred a written statement of the information required by applicable law. Unless otherwise provided by applicable law, the Certificate of Incorporation, Bylaws or any other instrument, the rights and obligations of the holders of uncertificated stock and the rights and obligations of the holders of certificates representing stock of the same class and series shall be identical.

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Section 5.02        Lost Certificates. The Corporation may issue or direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates previously issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the owner of the lost, stolen or destroyed certificate. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Corporation may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to give the Corporation a bond in such sum as it may direct, sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.

Section 5.03        Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its records as the owner of shares of stock to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner, except as otherwise required by applicable law. The Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares of stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by applicable law.

Section 5.04        Fixing a Record Date for Purposes Other Than Stockholder Meetings or Actions by Written Consent. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment or any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purposes of any other lawful action (other than stockholder meetings and stockholder written consents which are expressly governed by Section 2.12 and Section 2.13 hereof), the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

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Article VI.
GENERAL PROVISIONS

Section 6.01        Dividends. Subject to and in accordance with applicable law, the Certificate of Incorporation and any certificate of designation relating to any series of preferred stock, dividends upon the shares of capital stock of the Corporation may be declared and paid by the Board of Directors, in accordance with applicable law. Dividends may be paid in cash, in property or in shares of the Corporation’s capital stock, subject to the provisions of applicable law and the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends a reserve or reserves for any proper purpose. The Board of Directors may modify or abolish any such reserves in the manner in which they were created.

Section 6.02        Checks, Notes, Drafts, Etc. All checks, notes, drafts or other orders for the payment of money of the Corporation shall be signed, endorsed or accepted in the name of the Corporation by such officer, officers, person or persons as from time to time may be designated by the Board of Directors or by an officer or officers authorized by the Board of Directors to make such designation.

Section 6.03        Contracts. In addition to the powers otherwise granted to officers pursuant to Article IV hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, in the name and on behalf of the Corporation to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

Section 6.04        Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 6.05        Corporate Seal. The Board of Directors may provide a corporate seal which shall be in the form of a circle and shall have inscribed thereon the name of the Corporation and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Notwithstanding the foregoing, no seal shall be required by virtue of this Section.

Section 6.06        Voting Securities Owned By Corporation. Voting securities in any other corporation or entity held by the Corporation shall be voted by the Chair of the Board, Chief Executive Officer, the President or the Chief Financial Officer, unless the Board of Directors specifically confers authority to vote with respect thereto, which authority may be general or confined to specific instances, upon some other person or officer. Any person authorized to vote securities shall have the power to appoint proxies, with general power of substitution.

Section 6.07        Facsimile/Electronic Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws and subject to applicable law, facsimile and other forms of electronic signatures of any officer or officers of the Corporation may be used.

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Section 6.08        Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 6.09        Inconsistent Provisions. In the event that any provision (or part thereof) of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the DGCL, any other applicable law or the Nomination Agreement, the provision (or part thereof) of these Bylaws shall be construed and deemed to have been revised to conform to the applicable provision of the Certificate of Incorporation, the DGCL, other applicable law or the Nomination Agreement, as the case may be, the applicable provisions of which shall be deemed incorporated herein by reference so as to eliminate any such inconsistency.

Article VII.
INDEMNIFICATION

Section 7.01        Right to Indemnification and Advancement. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement, without limitation, as a witness) in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”) and any other penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators; provided, however, that, except as provided in this Section 7.02 with respect to proceedings to enforce rights to indemnification and advance of expenses (as defined below), the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized in the specific case by the Board of Directors of the Corporation. In addition to the right to indemnification conferred herein, an indemnitee shall also have the right, to the fullest extent not prohibited by law, to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an “advance of expenses”); provided, however, that if and to the extent that the DGCL requires, an advance of expenses shall be made only upon delivery to the Corporation of an undertaking (an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.01 or otherwise. The Corporation may also, by action of its Board of Directors, provide indemnification and advancement to employees and agents of the Corporation. Any reference to an officer of the Corporation in this Article VII shall be deemed to refer exclusively to the Chair of the Board of Directors, Chief Executive Officer, President, Secretary and Treasurer of the Corporation appointed pursuant to Article IV, and to any Vice President, Assistant Secretary, Assistant Treasurer or other officer of the Corporation appointed by the Board of Directors pursuant to Article IV of these By-laws, and any reference to an officer of any other enterprise shall be deemed to refer exclusively to an officer appointed by the board of directors or equivalent governing body of such other entity pursuant to the certificate of incorporation and bylaws or equivalent organizational documents of such other enterprise. The fact that any person who is or was an employee of the Corporation or an employee of any other enterprise has been given or has used the title of “Vice President” or any other title that could be construed to suggest or imply that such person is or may be an officer of the Corporation or of such other enterprise shall not result in such person being constituted as, or being deemed to be, an officer of the Corporation or of such other enterprise for purposes of this Article VII unless such person’s appointment to such office was approved by the board of directors pursuant to Article VII.

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Section 7.02        Procedure for Indemnification. Any claim for indemnification or advance of expenses by an indemnitee under this Section 7.02 shall be made promptly, and in any event within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days; provided that the director or officer has delivered the undertaking contemplated by Section 7.01 if required), upon the written request of the indemnitee. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five (45) days (or, in the case of an advance of expenses, twenty (20) days; provided that the indemnitee has delivered the undertaking contemplated by Section 7.01 if required), the right to indemnification or advances as granted by this Article VII shall be enforceable by the indemnitee in any court of competent jurisdiction. Such person’s costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to Section 7.01, if any, has been tendered to the Corporation) that the claimant has not met the applicable standard of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the burden of proof shall be on the Corporation to the fullest extent permitted by law. Neither the failure of the Corporation (including its Board of Directors, a committee thereof, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 7.03        Insurance. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was or has agreed to become a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the DGCL.

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Section 7.04        Service for Subsidiaries. Any person serving as a director, officer, partner, member, trustee, administrator, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, at least 50% of whose equity interests are owned by the Corporation (a “subsidiary” for purposes of this Article VII) shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Section 7.05        Reliance. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article VII in entering into or continuing such service. To the fullest extent permitted by law, the rights to indemnification and to the advance of expenses conferred in this Article VII shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 7.06        Non-Exclusivity of Rights; Continuation of Rights of Indemnification. The rights to indemnification and to the advancement and payment of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under the Certificate of Incorporation or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the existence of any of the foregoing rights, the Corporation (a) is the indemnitor of first resort (i.e., the Corporation’s obligations to any indemnitee under these Bylaws are primary and any duplicative, overlapping or corresponding obligations of any other party are secondary), (b) shall be required to make all advances of expenses and other payments required under this Article VII, and shall be fully liable therefor, without regard to any rights any indemnitee may have against any affiliate or associate of such indemnitee and (c) irrevocably waives, relinquishes and releases all affiliates and associates of such indemnitee for contribution, subrogation or any other recovery of any kind in respect thereof. All rights to indemnification under this Article VII shall be deemed to be a contract between the Corporation and each person who is an indemnitee under this Article VII at any time while this Article VII is in effect. Any repeal or modification of this Article VII or repeal or modification of relevant provisions of the DGCL or any other applicable laws shall not in any way diminish any rights to indemnification and advancement of expenses of such director or officer or the obligations of the Corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such repeal or modification.

Section 7.07        Merger or Consolidation. For purposes of this Article VII, references to the “Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this Article VII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

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Section 7.08        Savings Clause. To the fullest extent permitted by law, if this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and advance expenses to each person entitled to indemnification under Section 7.01 as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties and any other penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification and advancement of expenses is available to such person pursuant to this Article VII to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated.

Article VIII.
AMENDMENTS

These Bylaws may be amended, altered, changed or repealed or new Bylaws adopted only in accordance with Section 10.01 of the Certificate of Incorporation.

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Exhibit C – Form of Registration Rights Agreement

See attached.

[Final Form]

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among Vivid Seats, Inc., a Delaware corporation (the “Company”), Hoya Topco, LLC, a Delaware limited liability company (“Topco”), and Horizon Sponsor, LLC, a Delaware limited liability company (the “Sponsor,” and, together with Topco and any person or entity who is identified on the signature pages hereto as a “Holder” or hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each, a “Holder”).

RECITALS

WHEREAS, Horizon Acquisition Corporation, a Cayman Islands exempted company and predecessor to the Company (“Horizon”), and the Sponsor are party to that certain Registration and Shareholder Rights Agreement, dated as of August 25, 2020 (the “Original Agreement”);

WHEREAS, the Company, Topco, the Sponsor, Horizon and Hoya Intermediate, LLC, a Delaware limited liability company (“Intermediate”) have entered into that certain Transaction Agreement, dated as of April 21, 2021 (as it may be amended or supplemented from time to time, the “Transaction Agreement”);

WHEREAS, pursuant to the Transaction Agreement, Horizon merged with and into the Company, with Horizon ceasing to exist as a separate corporation and the Company surviving the merger as the surviving corporation;

WHEREAS, pursuant to the amended and restated certificate of incorporation of the Company (as may be amended and restated from time to time, the “Company Certificate of Incorporation”), the Company is authorized to issue the following classes of stock: (a) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), (b) Class B Common Stock, par value $0.0001 per share and (c) Preferred Stock, par value $0.0001 per share;

WHEREAS, simultaneously with the closing of its initial public offering, Horizon issued and sold certain of its redeemable private placement warrants to purchase Class A ordinary shares of Horizon, par value $0.0001 per share (the “Class A Ordinary Shares”), to the Sponsor or its Affiliates as part of Horizon’s private placement units (the “Private Placement Warrants”);

WHEREAS, Horizon and Sponsor have entered into that certain Exchange Agreement, dated as of April 21, 2021 (as it may be amended or supplemented from time to time, the “Exchange Agreement”) pursuant to which, among other things, effective prior to the Merger, Sponsor irrevocably surrendered to Horizon 13,599,608 Class B ordinary shares of Horizon, par value $0.0001 per share (the “Class B Ordinary Shares”), in exchange for (a) warrants to purchase 17,000,000 Class A Ordinary Shares at an exercise price of $10.00 per share (the “New $10.00 Exercise Warrants”), (b) warrants to purchase 17,000,000 Class A Ordinary Shares at an exercise price of $15.00 per share (the “New $15.00 Exercise Warrants” and, together with the Private Placement Warrants and the New $10.00 Exercise Warrants, the “Warrants”) and (c) 50,000 Class A Ordinary Shares;

WHEREAS, upon the Effective Time, each Class A Ordinary Share was converted into one share of Class A Common Stock, as set forth in the Transaction Agreement, and each Warrant issued and outstanding immediately prior to the Effective Time became a warrant exercisable to purchase shares of Class A Common Stock in accordance with the terms of the applicable warrant agreement;

WHEREAS, upon the closing of the Transactions, certain investors (collectively, the “PIPE Investors”) purchased an aggregate of 22,500,000 shares of Class A Common Stock in transactions exempt from registration under the Securities Act (as defined below) pursuant to certain subscription agreements, each dated as of April 21, 2021, and entered into by Horizon and each of the PIPE Investors (each, a “Subscription Agreement” and, collectively, the “Subscription Agreements);

WHEREAS, pursuant to the Second Amended and Restated Limited Liability Company Agreement of Intermediate (“Second A&R LLCA”), Intermediate has provided Topco with a redemption right pursuant to which Topco may redeem its Intermediate Common Units (as defined below) for cash or, at the option of the Board of Managers of Intermediate, exchange Intermediate Common Units for an equal number of shares of Class A Common Stock upon the terms and subject to the conditions set forth in the Second A&R LLCA and the Company Certificate of Incorporation; and

WHEREAS, in connection with the consummation of the transactions described above, the Company (as successor to Horizon) and the Sponsor desire to amend and restate the Original Agreement in its entirety as set forth herein, and the Company and the Holders desire to enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1           Definitions. Capitalized terms used herein but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Action” means any claim, action, suit, charge, audit, examination, assessment, arbitration, mediation or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adverse Disclosure” means any public disclosure of material non-public information, which disclosure, in the good faith judgment of the chief executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (c) as to which the Company has a bona fide business purpose for not making such information public.

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“Affiliate” means, with respect to any person, any other person who directly or indirectly, through one (1) or more intermediaries, controls, is controlled by, or is under common control with, such person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.

“Agreement” has the meaning given in the Preamble hereto.

“Automatic Shelf Registration Statement” has the meaning set forth in Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Board” means the board of directors of the Company.

“Class A Common Stock” has the meaning given in the Recitals hereto.

“Closing Date” means [•], 2021.

“Commission” means the Securities and Exchange Commission.

“Company” has the meaning given in the Preamble hereto and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Company Certificate of Incorporation” has the meaning given in the Recitals hereto.

“Demanding Holder” has the meaning given in subsection 2.1.3.

“Exchange Act” means the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” has the meaning given in subsection 2.1.1.

“Form S-3 Shelf” has the meaning given in subsection 2.1.1.

“Governmental Authority” means any federal, national, state, provincial or municipal government, or any political subdivision thereof, and any agency, commission, department, board, bureau, official, minister, arbitral body (public or private), tribunal or court, whether national, state, provincial, local, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of a nation, state, province or municipal government, or any political subdivision thereof, including any authority having governmental or quasi-governmental powers, domestic or foreign.

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“Holders” has the meaning given in the Preamble hereto, for so long as such person or entity holds any Registrable Securities.

“Holder Information” has the meaning given in subsection 4.1.2.

“Horizon” has the meaning given in the preamble hereto.

“Intermediate” has the meaning given in the Recitals hereto.

“Intermediate Common Units” means the common units of Intermediate.

“Lock-Up Period” shall mean the period beginning on the Closing Date and ending twelve (12) months following the Closing Date.

“Maximum Number of Securities” has the meaning given in subsection 2.1.4.

“Minimum Takedown Threshold” has the meaning given in subsection 2.1.3.

“Misstatement” means an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus, in the light of the circumstances under which they were made, not misleading.

“Original Agreement” has the meaning given in the Recitals hereto.

“Permitted Transferee” means, in the case of any Holder, a person to whom, or entity to which, Registrable Securities are transferred by such Holder; provided that (a) such transfer does not violate the Company’s governing documents, or any agreements between such Holder and the Company or any of the Company’s subsidiaries and (b) such transferee shall only be a Permitted Transferee if and to the extent the transferor designates the transferee as a Permitted Transferee entitled to rights hereunder pursuant to subsection 5.2.3.

“Piggyback Registration” has the meaning given in subsection 2.2.1.

“PIPE Investors” has the meaning given in the Recitals hereto.

“Prospectus” means the prospectus included in any Registration Statement, (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance on Rules 430A or 430B under the Securities Act or any successor rule thereto), as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” means (a) any outstanding shares of Class A Common Stock held by a Holder immediately following the Closing (which shall include all shares of Class A Common Stock issuable upon the exchange of Intermediate Common Units (including Intermediate Common Units issued in the future pursuant to the exercise of any Topco Intermediate Warrants) outstanding on the date of this Agreement or upon the exercise of any Warrants outstanding on the date of this Agreement and all shares of Class A Common Stock originally issued as Class A Ordinary Shares pursuant to the Exchange Agreement and later converted into Class A Common Stock, but exclude any security received pursuant to an incentive plan adopted by the Company or its subsidiaries on or after the Closing Date); (b) any Warrants held by a Holder immediately following the Closing; (c) any shares of Class A Common Stock issued by the Company to a Holder in connection with the exchange of Intermediate Common Units acquired by a Holder following the date hereof; (d) any outstanding shares of Class A Common Stock or warrants to purchase shares of Class A Common Stock (including any shares of Class A Common Stock issued or issuable upon the exercise of any such warrant) of the Company acquired by a Holder following the date hereof to the extent that such securities are “restricted securities” (as defined in Rule 144) or are otherwise held by an “affiliate” (as defined in Rule 144) of the Company; and (e) any other equity security of the Company or any of its subsidiaries issued or issuable with respect to any securities referenced in clause (a), (b), (c) or (d) above by way of a stock dividend or stock split or in connection with a conversion, distribution, exchange, reclassification, recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (i) the date on which such securities have been sold, transferred, disposed of or exchanged pursuant to an effective Registration Statement, pursuant to Rule 144 under the Securities Act or any other exemption from registration under the securities laws of the United States; and (ii) the date on which such securities cease to be outstanding. For the avoidance of doubt, while Intermediate Common Units may constitute Registrable Securities, under no circumstances shall the Company be obligated to register Intermediate Common Units, and only shares of Class A Common Stock issuable upon redemption or exchange of Intermediate Common Units will be registered.

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“Registration” means a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” means the out-of-pocket expenses of a Registration, including, without limitation, the following:

(a)	all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Class A Common Stock is then listed;

(b)	fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(c)	printing, messenger, telephone and delivery expenses;

(d)	reasonable fees and disbursements of counsel for the Company;

(e)	reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

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(f)	reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders in an Underwritten Offering.

“Registration Statement” means any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” means any Holder requesting piggyback rights pursuant to this Agreement with respect to an Underwritten Shelf Takedown.

“Second A&R LLCA” has the meaning given in the Recitals hereto.

“Securities Act” means the Securities Act of 1933, as amended from time to time.

“Shelf” has the meaning given in subsection 2.1.1.

“Shelf Registration” means a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” means an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” has the meaning given in the Preamble hereto.

“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of [•], 2021, by and among the Sponsor, Topco and the Company.

“Subscription Agreements” has the meaning given in the Recitals hereto.

“Subsequent Shelf Registration” has the meaning given in subsection 2.1.2.

“Topco” has the meaning given in the Preamble hereto.

“Topco Intermediate Warrants” means warrants to purchase (i) 3,000,000 Intermediate Common Units at an exercise price of $10.00 per share and (ii) 3,000,000 Intermediate Common Units at an exercise price of $15.00 per share, in each case issued to Topco in connection with the Transactions.

“Transaction Agreement” has the meaning given in the Recitals hereto.

“Transactions” has the meaning given in the Transaction Agreement.

“Transfer” means the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, or (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise.

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“Underwriter” means any investment banker(s) and manager(s) appointed to administer the offering of any Registrable Securities as principal in an Underwritten Offering.

“Underwritten Offering” means a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” has the meaning given in subsection 2.1.3.

“Warrants” has the meaning given in the Recitals hereto.

“Well-Known Seasoned Issuer” has the meaning set forth in Rule 405 promulgated by the Commission pursuant to the Securities Act.

“Withdrawal Notice” has the meaning given in subsection 2.1.5.

Article II
REGISTRATIONS

2.1           Shelf Registration.

2.1.1        Filing. The Company shall file, within 30 days of the Closing Date, a Registration Statement for a Shelf Registration on Form S-1 (the “Form S-1 Shelf”) or, if the Company is eligible to use a Registration Statement on Form S-3, a Shelf Registration Statement on Form S-3 (the “Form S-3 Shelf,” and together with the Form S-1 Shelf, as applicable (and any Subsequent Shelf Registration), the “Shelf”), in each case, covering the resale of all the Registrable Securities (determined as of two (2) business days prior to such filing) on a delayed or continuous basis. The Company shall use its reasonable best efforts to cause the Shelf to become effective as soon as practicable after such filing. The Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder. The Company shall maintain the Shelf in accordance with the terms hereof, and shall prepare and file with the SEC such amendments, including post-effective amendments, and supplements as may be necessary to keep such Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. In the event the Company files a Form S-1 Shelf, the Company shall use its reasonable best efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use Form S-3.

2.1.2        Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.4 use its reasonable best efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including obtaining the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its reasonable best efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder. If a Subsequent Shelf Registration is filed, the Company shall use its reasonable best efforts to (a) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an Automatic Shelf Registration Statement if the Company is a Well-Known Seasoned Issuer) and (b) keep such Subsequent Shelf Registration continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form. In the event that any Holder holds Registrable Securities that are not registered for resale on a delayed or continuous basis, the Company, upon request of a Holder shall promptly use its reasonable best efforts to cause the resale of such Registrable Securities to be covered by either, at the Company’s option, the Shelf (including by means of a post-effective amendment) or a Subsequent Shelf Registration and cause the same to become effective as soon as practicable after such filing and such Shelf or Subsequent Shelf Registration shall be subject to the terms hereof; provided, however, the Company shall only be required to cause such Registrable Securities to be so covered once annually after inquiry of the Holders.

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2.1.3       Requests for Underwritten Shelf Takedowns. At any time and from time to time after the Shelf has been declared effective by the Commission, Topco or the Sponsor (in such case, a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an “Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price (including piggyback securities and before underwriting discounts) reasonably expected to exceed, in the aggregate, $50,000,000 (the “Minimum Takedown Threshold”). All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Holders that requested such Underwritten Shelf Takedown shall have the right to select the Underwriters for such offering (which shall consist of one (1) or more reputable nationally recognized investment banks), subject to the initial Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Topco, on the one hand, and the Sponsor, on the other hand, may each demand not more than three (3) Underwritten Shelf Takedowns pursuant to this Section 2.1.3 in any twelve-(12-) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

2.1.4       Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise the Company, the Demanding Holders and the Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other equity securities that the Company desires to sell and all other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other shareholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: At all times (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b) such other equity securities of other persons or entities that the Company is obligated to include in such Underwritten Offering pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

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2.1.5        Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, a majority-in-interest of the Demanding Holders initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Shelf Takedown; provided that Topco or the Sponsor may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by Topco or the Sponsor, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown for purposes of subsection 2.1.3, unless either (a) such withdrawal occurs during a period the Company has deferred taking action pursuant to Section 3.4 hereof or (b) the withdrawing Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown; provided that, if Topco or the Sponsor elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall count as an Underwritten Shelf Takedown demanded by Topco or the Sponsor, as applicable, for purposes of subsection 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this subsection 2.1.5, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to the second sentence of this subsection 2.1.5.

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2.2           Piggyback Registration.

2.2.1        Piggyback Rights. If the Company (for its own account or for the account of persons or entities other than the Holders of Registrable Securities) or any Holder proposes to conduct a registered offering of, or if the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of equity securities of the Company, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities of the Company, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, an Underwritten Shelf Takedown pursuant to Section 2.1 hereof), other than a Registration Statement (or any registered offering with respect thereto) (a) filed in connection with any employee stock option or other benefit plan, (b) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (c) for an exchange offer or offering of securities solely to the Company’s existing shareholders, (d) for an offering of debt that is convertible into equity securities of the Company or (e) for a dividend reinvestment plan, then the Company shall give written notice of such proposed offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the launch date of such offering, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any and if known, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to include in such registered offering such number of Registrable Securities as such Holders may request in writing within two (2) days after receipt of such written notice (such registered offering, a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of such Piggyback Registration to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included therein on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to abide by the terms of Section 3.3 below.

2.2.2        Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the equity securities that the Company desires to sell, taken together with (a) the Registrable Securities, if any, as to which registration has been requested pursuant to Section 2.2 hereof and (b) the equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(i)           If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Registration, that can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of other shareholders of the Company, that can be sold without exceeding the Maximum Number of Securities;

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(ii)           If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the equity securities of such requesting persons or entities that can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Offering, that can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual piggyback arrangements with such persons or entities that can be sold without exceeding the Maximum Number of Securities.

(iii)          If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.1 hereof, then the Company shall include in any such Registration or registered offering securities pursuant to subsection 2.1.4.

2.2.3        Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include the Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.1.5), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

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2.2.4        Unlimited Piggyback Registration Rights. For purposes of clarity, subject to subsection 2.1.5, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under subsection 2.1.3 hereof.

2.3          Restrictions on Transfer. In connection with any Underwritten Offering of equity securities of the Company, each Holder that holds more than 10% of the issued and outstanding Class A Common Stock (on a fully-exchanged basis after giving effect to the exchange of all Intermediate Common Units for Class A Common Stock) and each Holder participating in the Underwritten Offering, agrees that it shall not Transfer any shares of Class A Common Stock (other than those included in such offering pursuant to this Agreement), without the prior written consent of the Company, during the seven (7) days prior (to the extent notice of such Underwritten Offering has been provided) to and the 90-day period beginning on the date of pricing of such offering, except in the event the Underwriter managing the offering otherwise agrees by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the Underwriters to such effect (in each case on substantially the same terms and conditions as all such Holders). Notwithstanding the foregoing, with respect to an Underwritten Offering, a Holder shall not be subject to this Section 2.3 with respect to an Underwritten Offering unless each shareholder of the Company that (together with their Affiliates) hold at least 10% of the issued and outstanding Class A Common Stock (on a fully-exchanged basis after giving effect to the exchange of all Intermediate Common Units for Class A Common Stock) and each of the Company’s directors and executive officers have agreed to a lock-up on terms at least as restrictive with respect to such Underwritten Offering as requested of the Holders. A Holder’s obligations under the second sentence of this Section 2.3 shall only apply for so long as such Holder (together with its Affiliates) holds at least 10% of the issued and outstanding Class A Common Stock (on a fully-exchanged basis after giving effect to the exchange of all Intermediate Common Units for Class A Common Stock).

Article III
COMPANY PROCEDURES

3.1          General Procedures. In connection with effecting any Shelf Registration, Shelf Takedown and/or other disposition of Registrable Securities pursuant to a registration statement contemplated herein (to the extent applicable), the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1        prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities have ceased to be Registrable Securities;

3.1.2        prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any Holder that holds at least five (5) percent of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

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3.1.3        prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4        prior to any public offering of Registrable Securities, use its reasonable best efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5       cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6       provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7       advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

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3.1.8       at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein);

3.1.9       notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10     permit representatives of the Holders, the Underwriters or other financial institutions facilitating each transaction, if any, and any attorney, consultant or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions agree to confidentiality arrangements reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.11     obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering or other disposition pursuant to a registration statement contemplated herein that is facilitated by a financial institution which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12     on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters or financial institution, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, Underwriter or financial institution may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.13     in the event of any Underwritten Offering or other disposition pursuant to a registration statement contemplated herein that is facilitated by a financial institution or similar agent, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering or such applicable financial institution;

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3.1.14     make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.15     with respect to an Underwritten Offering pursuant to Section 2.1.3, use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Underwritten Offering; and

3.1.16     otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2           Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3           Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. No Holder may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Holder (a) agrees to sell such Holder’s securities on the basis provided in any underwriting and other arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Subject to the minimum thresholds set forth in Section 2.1.3 and 3.1.15 of this Agreement, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the registration of the other Registrable Securities to be included in such Registration.

3.4           Suspension of Sales; Adverse Disclosure; Restrictions on Registration Rights.

3.4.1        Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each Holder shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

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3.4.2        If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (a) require the Company to make an Adverse Disclosure, (b) require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control or (c) in the good faith judgment of the majority of the Board, be seriously detrimental to the Company, and the majority of the Board concludes as a result that it is essential to defer such filing, initial effectiveness or continued use at such time, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than 45 days, determined in good faith by the Company to be necessary for such purpose; provided that such right to delay or suspend shall be exercised by the Company not more than two (2) times, which may be consecutive, in any 12-month period. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.4.3        (a) During the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company-initiated Registration and provided that the Company continues to actively employ, in good faith, all reasonable efforts to maintain the effectiveness of the applicable Shelf Registration Statement, or (b) if, pursuant to Section 2.1.3, a Demanding Holder has requested an Underwritten Shelf Takedown and the Company and such Demanding Holder are unable to obtain the commitment of underwriters to firmly underwrite such offering, the Company may, upon giving prompt written notice of such action to the Holders, delay any other registered offering pursuant to Section 2.1.3.

3.5           Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval System shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5.

3.6           Other Obligations. In connection with a sale or transfer of Registrable Securities exempt from Section 5 of the Securities Act or through any broker-dealer transactions described in the plan of distribution set forth within the Prospectus and pursuant to the Registration Statement of which such Prospectus forms a part, the Company shall, subject to the receipt of any customary documentation reasonably required from the applicable Holders and/or their broker(s) in connection therewith, (a) promptly instruct its transfer agent to remove any restrictive legends applicable to the Registrable Securities being sold or transferred and (b) cause its legal counsel to deliver the necessary legal opinions, if any, to the transfer agent in connection with the instruction under subclause (a). In addition, the Company shall cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with the aforementioned sales or transfers; provided, however, that the Company shall have no obligation to participate in any “road shows” or assist with the preparation of any offering memoranda or related documentation with respect to any sale or transfer of Registrable Securities in any transaction that does not constitute an Underwritten Offering.

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Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1           Indemnification.

4.1.1        The Company agrees to indemnify, to the extent permitted by law, each Holder, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any (a) untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or (b) any violation or alleged violation by the Company of the Securities Act or any other applicable federal or state securities laws or any rule or regulation promulgated thereunder application and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, except, in each case, insofar as the same are caused by or contained in any information or affidavit furnished in writing to the Company by or on behalf of such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2        In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders, and the liability of each such Holder shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3        Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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4.1.4        The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5        If the indemnification provided under this Section 4.1 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

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Article V
MISCELLANEOUS

5.1           Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or electronic mail or postage prepaid mail (registered or certified) or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or electronic mail, or if mailed, three (3) days after mailing (one (1) business day in the case of overnight courier service), as follows:

If, to the Company, to:

Vivid Seats LLC
111 N. Canal Street, Suite 800
Chicago, IL 60606
Email: stan@vividseats.com

           lawrence.fey@vividseats.com
Attention:  Stanley Chia

                   Lawrence Fey

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP
330 N. Wabash Avenue, Suite 2800
Chicago, IL 60611
Email: bradley.faris@lw.com

            justin.hamill@lw.com

           owen.alexander@lw.com

Attention:  Bradley C. Faris

                   Justin G. Hamill

                  Owen Alexander

If, to Sponsor or any of its Affiliates:

c/o Eldridge Industries
600 Steamboat Road, Suite 200
Greenwich, CT 06830
Email: robert.ott@eldridge.com
Attn: Robert Ott

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with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

2049 Century Park East, 37th Floor

Los Angeles, CA 90067
Attention: Damon Fisher, P.C.

   Bianca Levin-Soler

Email: dfisher@kirkland.com

            bianca.levin-soler@kirkland.com

and

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:  Christian Nagler
                   Aslam Rawoof

Email: cnagler@kirkland.com

           aslam.rawoof@kirkland.com

If to any other Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective ten (10) days after delivery of such notice as provided in this Section 5.1.

5.2           Assignment; No Third Party Beneficiaries.

5.2.1        This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.

5.2.2        Prior to the expiration of the Lock-Up Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except to (a) an Affiliate of such Holder, (b) direct and/or indirect equity holders of any Holder pursuant to a distribution as described in Section 5.14 of this Agreement or (c) any person with the prior written consent of the Company. A sale or transfer that qualifies pursuant to an exemption from the Securities Act shall not be deemed to have been made pursuant to a Registration Statement.

5.2.3        After the expiration of the Lock-Up Period, a Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to (a) up to five (5) Permitted Transferees, provided, however, that each such Permitted Transferee holds, after giving effect to such assignment or delegation, at least two percent (2%) of the then-outstanding Class A Common Stock, (b) an Affiliate of such Holder, (c) direct and/or indirect equity holders of any Holder pursuant to a distribution as described in Section 5.14 of this Agreement or (d) any person with the prior written consent of the Company.

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5.2.4        This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders.

5.2.5        Other than as expressly set forth herein, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any person or entity, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.

5.2.6        No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3           Execution of Agreement. This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one (1) and the same agreement, and shall become effective when one (1) or more such counterparts have been signed by each of the parties and delivered to the other party. Facsimile or electronic mail transmission of counterpart signatures to this Agreement shall be acceptable and binding.

5.4           Governing Law; Venue.

5.4.1        This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts executed in and to be performed in the State of Delaware, without giving effect to any choice of law or conflict of laws, rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

5.4.2        Any proceeding or Action based upon, arising out of or related to this Agreement must be brought in the Court of Chancery of the State of Delaware (or, to the extent such Court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding or Action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the proceeding or Action shall be heard and determined only in any such court, and agrees not to bring any proceeding or Action arising out of or relating to this Agreement in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Action, suit or proceeding brought pursuant to this Section 5.4.2.

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5.5           Waiver of Jury Trial. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably, unconditionally and voluntarily waives any right such party may have to a trial by jury in respect of any Action, suit or proceeding directly or indirectly arising out of or relating to this Agreement.

5.6           Amendments and Waivers. Only upon the written consent of the Company and the Holders of at least a majority in interest of the total Registrable Securities at the time in question as determined in good faith by the Company, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No provision of this Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is to be effective. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

5.7           Other Registration Rights. Other than the PIPE Investors who have registration rights pursuant to their respective Subscription Agreements with respect to equity securities of the Company to be issued on the Closing Date, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration Statement filed by the Company for the sale of securities for its own account or for the account of any other person. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to any Holder of Registrable Securities in this Agreement. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

5.8           Rule 144. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Securities Act, the Company covenants that it will (a) make available information necessary to comply with Rule 144, if available with respect to resales of the Registrable Securities under the Securities Act, at all times, and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable such Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (if available with respect to resales of the Registrable Securities), as such rule may be amended from time to time. Upon the reasonable request of any Holder, the Company will deliver to it a written statement as to whether they have complied with such information requirements, and, if not, the specific reasons for non-compliance.

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5.9           Term. This Agreement shall terminate with respect to any Holder on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 and Article IV shall survive any termination.

5.10         Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder, including, without limitation, for purposes of Section 5.8 hereof.

5.11         Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

5.12         Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Company shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by a Holder and to enforce specifically the terms and provisions hereof.

5.13         Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the Closing, the Original Agreement shall no longer be of any force or effect. Upon any amendment or restatement, this Agreement shall no longer be of any force or effect.

5.14         Distributions. In the event that any Holder distributes, or has distributed, any of its Registrable Securities to its direct and/or indirect equity holders, such distributees shall be treated as the applicable Holder hereunder; provided that only the holders of a majority-in-interest of the Registrable Securities held by all such distributees, as determined in good faith by the Company, shall be entitled to take any action under this Agreement that such Holder is entitled to take, provided, further, that such distributees, taken as a whole, shall not be entitled to rights in excess of those conferred to the applicable Holder, as if it remained a single entity party to this Agreement.

5.15         Adjustments. If, and as often as, there are any changes in the Registrable Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or sale, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights, privileges, duties and obligations hereunder shall continue with respect to the Registrable Securities as so changed.

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5.16         Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COMPANY:

Vivid Seats Inc.

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

TOPCO:

Hoya Topco, LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

SPONSOR:

Horizon Sponsor, LLC

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

HOLDER:

[•]

By:
Name:
Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

Exhibit D – Form of Tax Receivable Agreement

See attached.

TAX RECEIVABLE AGREEMENT

by and among

VIVID SEATS INC.

HOYA INTERMEDIATE, LLC

GTCR MANAGEMENT XI, LLC, as TRA HOLDER REPRESENTATIVE,

HOYA TOPCO, LLC,

the several BLOCKER TRA HOLDERS (as defined herein)

and

OTHER TRA HOLDERS (as defined herein)
FROM TIME TO TIME PARTY HERETO

Dated as of [•]

i

Exhibits

Exhibit A	-	Form of Joinder Agreement
Exhibit B	-	Agreement and Plan of Reorganization

ii

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, this “Agreement”), dated as of [•], is hereby entered into by and among Vivid Seats Inc., a Delaware corporation (the “Corporation”), Hoya Intermediate, LLC, a Delaware limited liability company (the “LLC”), the TRA Holder Representative (as defined below), Hoya TopCo, LLC, a Delaware limited liability company (the “Initial TRA Holder”), the Blocker TRA Holders (as defined below), and each of the other Exchange TRA Holders (as defined below) from time to time party hereto (collectively, and together with the Initial TRA Holder, the Blocker TRA Holders and their respective transferees, the “TRA Holders”).

RECITALS

WHEREAS, the LLC is treated as a partnership for U.S. federal income tax purposes;

WHEREAS, each of the members of the LLC who are parties hereto, and their respective assignees who become parties hereto by satisfying the Joinder Requirement, directly or indirectly owns limited liability company interests in the LLC (the “Units”);

WHEREAS, pursuant to that certain Transaction Agreement by and among (i) the LLC, (ii) the Initial TRA Holder, (iii) Horizon Acquisition Corporation, a Delaware corporation and predecessor to the Corporation (“Horizon”), and (iv) Horizon Sponsor, LLC, a Delaware limited liability company (“Horizon Sponsor”), the Corporation will acquire newly-issued Units in exchange for [•] (such Transaction Agreement, the “Transaction Agreement,” and the foregoing transactions, the “Business Combination”);

WHEREAS, in connection with the Business Combination, the LLC will revalue its property for U.S. federal income tax purposes (and any corresponding U.S. state or local tax purposes) pursuant to Section 1.704-1 of the Treasury Regulations;

WHEREAS, the Corporation, each Blocker Corporation (as defined in the LLC Agreement) and such Blocker Corporation’s shareholders (the “Blocker TRA Holders”) have entered into a Plan of Reorganization in the form attached as Exhibit B to this Agreement, pursuant to which, and subject to the terms of the LLC Agreement, no later than three (3) years after the later of (i) the date of the Business Combination and (ii) the date of the first Secondary Sale (as defined below), each Blocker Corporation shall merge with and into the Corporation in a Blocker Merger Transaction (as defined by the LLC Agreement, and the transactions contemplated by such Plan of Reorganization, the “Reorganization Transactions”);

WHEREAS, as a result of each Reorganization Transaction, the Corporation will acquire the Units and interests in this Agreement then held by the applicable Blocker Corporation, and the Corporation may obtain or be entitled to certain tax attributes as further described herein, and in partial consideration of acquiring the Blocker Corporation pursuant to such Reorganization Transaction, subject to the terms of this Agreement, the Corporation agrees to make certain payments to the Blocker TRA Holders party thereto;

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WHEREAS, pursuant to and subject to the terms of the LLC Agreement, from time to time, each holder of Units (other than the Corporation or its direct or indirect Subsidiaries) has the right to require the LLC to redeem (a “Redemption”) all or a portion of such holder’s Units for cash or, at the Corporation’s election, Class A Common Stock, in either case contributed to the LLC by the Corporation; provided that, at the election of the Corporation in its sole discretion, the Corporation may effect a direct exchange (a “Direct Exchange”) of such cash or shares of Class A Common Stock for such Units (holders described in this clause, the “Exchange TRA Holders”);

WHEREAS, the LLC and any direct or indirect Subsidiary (owned through a chain of entities each of which is treated as a partnership or a disregarded entity for U.S. federal income tax purposes) of the LLC that is treated as a partnership for U.S. federal income tax purposes (together with the LLC and any direct or indirect Subsidiary (owned through a chain of entities each of which is treated as a partnership or a disregarded entity for U.S. federal income tax purposes) of the LLC that is treated as a disregarded entity for U.S. federal income tax purposes, the “LLC Group”) will, to the extent such direct or indirect Subsidiary is treated as a partnership for U.S. federal income tax purposes and the Corporation controls the preparation of the relevant Tax Return and elections made on such Tax Return, have in effect an election under Section 754 of the Code (as defined below) for the Taxable Year (as defined below) in which any Exchange (as defined below) occurs, in each case, to the extent that such election would result in an adjustment to the Corporation’s share of the tax basis of the assets owned by the LLC Group as of the date of the Exchange; and

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to certain tax benefits derived by the Corporation as a result of the Business Combination, any Exchanges or any Reorganization Transactions and the receipt of payments under this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I.
DEFINITIONS

Section 1.1        Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both (i) the singular and plural and (ii) the active and passive forms of the terms defined).

“Advisory Firm” means any accounting firm that is nationally recognized as being an expert in Covered Tax matters and is not an Affiliate of the Corporation, provided that such Advisory Firm that is used by the Corporation shall be selected by the Corporation and shall be reasonably acceptable to the TRA Holder Representative.

“Actual Interest Amount” is defined in Section 3.1(b)(vi) of this Agreement.

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“Actual Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the actual liability for U.S. federal income taxes of the Corporation and (B) without duplication, the portion of any actual liability for U.S. federal income taxes imposed directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporation in accordance with the LLC Agreement and the Code, (ii) the product of (A) the net positive amount of the U.S. federal taxable income (for the avoidance of doubt, determined without taking into account any U.S. federal benefit of any applicable state or local tax deduction and taking into account any net operating losses) for such Taxable Year reported on the Corporation’s IRS Form 1120 (or any successor form) and (B) the Assumed State and Local Tax Rate, and (iii) the actual liability of the Corporation for any Covered Taxes other than U.S. federal, state and local income taxes. For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit realized by the Corporation with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the actual deduction for state and local jurisdiction income taxes reflected on the Corporation’s income tax return).

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Aggregate TRA Rights” means [ • ].1

“Agreed Rate” means LIBOR plus 100 basis points.

“Agreement” is defined in the preamble to this Agreement.

“Amended Schedule” is defined in Section 2.5(b) of this Agreement.

“Assumed State and Local Tax Rate” means the tax rate equal to the sum of (i) for each state that imposes income or franchise taxes on the Corporation on its allocable share of income with respect to its interest in the LLC, the product of (x) the Corporation’s income tax apportionment factor for each such state and local jurisdiction in which the Corporation files income or franchise tax returns for the relevant Taxable Year and (y) the highest corporate income and franchise tax rate in effect for such Taxable Year for each such state and local jurisdiction in which the Corporation files income tax returns for each relevant Taxable Year, and (ii) for each state that imposes income or franchise taxes directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for state income tax purposes), the product of (x) the income tax apportionment factor for such LLC or Subsidiary, as applicable, for each such state in which the LLC or such Subsidiary files income or franchise tax returns for the relevant taxable year of such LLC or Subsidiary ending on or after the Business Combination Date and (y) the highest income tax rate in effect applicable to the LLC or such Subsidiary, as applicable, for such taxable year for each such state in which the LLC or such Subsidiary files income or franchise tax returns.

[1]	Note to Draft: To be equal to the aggregate number of Intermediate Common Units held by Topco as of the date of this Agreement.

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“Bankruptcy Code” is defined in Section 4.1(c) of this Agreement.

“Basis Adjustment” means the increase or decrease to the Corporation’s share of the tax basis of the Reference Assets (i) under Section 734(b), 743(b) and 754 of the Code (in situations where, following an Exchange, the LLC remains in existence as an entity for tax purposes) and (ii) under Sections 732 and 1012 of the Code (in situations where, as a result of one or more Exchanges, the LLC becomes an entity that is disregarded as separate from its owner for tax purposes), in each case, as a result of any Exchange and any payments made under this Agreement. As relevant, Basis Adjustments are to be calculated pursuant to Treasury Regulations Section 1.743-1. Notwithstanding any other provision of this Agreement, the amount of any Basis Adjustment resulting from an Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Basis Schedule” is defined in Section 2.3 of this Agreement.

“Blocker Attributes” means any U.S. federal, state, or local net operating losses, capital losses, disallowed interest expense carryforwards under Section 163(j) of the Code (and any comparable provision of U.S. federal, state, or local tax law), credit carryforwards, and foreign tax credits of a Blocker Corporation, in each case, relating to taxable periods (or portions thereof) ending at the close of business on the closing date of the Business Combination and the availability of which are determined as of the applicable Reorganization Transaction.

“Blocker Corporation” is defined in the LLC Agreement.

“Blocker Corporation Attribute Schedule” is defined in Section 2.2.

“Blocker Merger Transactions” is defined in the LLC Agreement.

“Blocker TRA Holder Sharing Percentages” means, for each Blocker TRA Holder with respect to a given Blocker Corporation, (i) at the time of a Reorganization Transaction involving a Blocker Corporation owned by such Blocker TRA Holder, a percentage equal to the TRA Holder Sharing Percentage of such Blocker Corporation immediately prior to such Reorganization Transaction, and (ii) thereafter such percentage as determined by the TRA Holder Representative to reflect any transfers by a Blocker TRA Holder of its TRA Rights. The TRA Holder Representative shall provide a written schedule to the Corporation reflecting any changes to the Blocker TRA Holder Sharing Percentages.

“Blocker TRA Holders” is defined in the recitals to this Agreement.

“Board” means the Board of Directors of the Corporation.

“Business Combination” is defined in the recitals to this Agreement.

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“Business Combination Date” means the closing of the Business Combination.

“Business Day” means any day excluding Saturday, Sunday and any day that is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in New York are closed.

“Change of Control” shall have the same meaning defined in the LLC Agreement, other than clause (iv) of such definition which shall be disregarded for purposes of this definition.

“Class A Common Stock” means the class A common stock, par value $0.0001 per share, of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Common Basis” means the existing tax basis of the Reference Assets that are depreciable or amortizable (including assets that will eventually be subject to depreciation or amortization, once placed in service) for U.S. federal income tax purposes. For the avoidance of doubt, Common Basis shall not include any Basis Adjustments.

“Common Basis Addback Amount” means, with respect to a Taxable Year, for each Exchange or Reorganization Transaction occurring in such Taxable Year or that occurred in any of the fourteen (14) Taxable Years preceding the Taxable Year for which Hypothetical Tax Liability is determined, the aggregate of the products of (i) the Common Basis, at the time of such Exchange or Reorganization Transaction, of each Subsequently Acquired Asset as of the time of such Exchange or Reorganization Transaction, (ii) a fraction, the numerator of which is the number of Units transferred in such Exchange or Reorganization Transaction, and the denominator of which is the total number of outstanding Units immediately following such Exchange or Reorganization Transaction, and (iii) a fraction, the numerator of which is one (1) and the denominator of which is fifteen (15).

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or other agreement.

“Corporation” is defined in the preamble to this Agreement.

“Covered Person” is defined in Section 7.16 of this Agreement.

“Covered Taxes” means any and all U.S. federal, state, local, and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits and any interest related thereto.

“Cumulative Net Realized Tax Benefit” is defined in Section 3.1(b)(ii) of this Agreement.

“Default Rate” means LIBOR plus 450 basis points.

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“Default Rate Interest” is defined in Section 3.1(b)(vii) of this Agreement.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of U.S. state tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for tax.

“Direct Exchange” is defined in the recitals to this agreement.

“Dispute” is defined in Section 7.8(a) of this Agreement.

“Early Termination Effective Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Notice” is defined in Section 4.2 of this Agreement.

“Early Termination Payment” is defined in Section 4.3(b) of this Agreement.

“Early Termination Rate” means LIBOR plus 100 basis points.

“Early Termination Reference Date” is defined in Section 4.2 of this Agreement.

“Early Termination Schedule” is defined in Section 4.2 of this Agreement.

“Estimated Tax Benefit Payment” is defined in Section 3.4 of this Agreement.

“Exchange” means any Direct Exchange or Redemption.

“Exchange Date” means the date of any Exchange.

“Exchange TRA Holders” is defined in the recitals to this Agreement.

“Expert” is defined in Section 7.9 of this Agreement.

“Final Payment Date” means any date on which a payment is required to be made pursuant to this Agreement. For the avoidance of doubt, the Final Payment Date in respect of a Tax Benefit Payment is determined pursuant to Section 3.1(a) of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, the sum of (i) the sum of (A) the hypothetical liability for U.S. federal income taxes of the Corporation and (B) without duplication, the portion of any hypothetical liability for U.S. federal income taxes imposed directly on the LLC (and any of the LLC’s Subsidiaries treated as a partnership for U.S. federal income tax purposes) under Section 6225 of the Code that is allocable to the Corporation in accordance with the LLC Agreement and the Code, (ii) the product of (A) the net positive amount of the U.S. federal taxable income (for the avoidance of doubt, determined without taking into account any U.S. federal benefit of any applicable state or local tax deduction and taking into account any net operating losses) for purposes of determining such hypothetical liability for U.S. federal income taxes, and (B) the Assumed State and Local Tax Rate, and (iii) the hypothetical liability of the Corporation for any Covered Taxes other than U.S. federal, state and local income taxes, but for purposes of determining the liability in clauses (i) through (iii) above, without duplication, (1) with respect to any Originally Held Asset, calculating depreciation, amortization, or other similar deductions, or otherwise calculating any items of income, gain, deduction or loss, by reference to the Non-Adjusted Tax Basis as reflected on the applicable Basis Schedule, including amendments thereto, for the Taxable Year, (2) excluding the effect of any and all Basis Adjustments, (3) excluding the effect of any and all Blocker Attributes, (4) including in income of the Corporation the Common Basis Addback Amount for the Taxable Year, (5) excluding the impact of Section 704(c) Items (which, for the avoidance of doubt, shall not duplicate the effects of clause (1)), and (6) excluding any deduction attributable to Imputed Interest for the Taxable Year. For the avoidance of doubt, the Hypothetical Tax Liability shall be determined without taking into account the carryover or carryback of any tax item attributable to any of the items described in clauses (1), (2), (3), (4), (5) or (6) of the previous sentence. For the avoidance of doubt, the calculation of the amount described in clause (i) shall take into account any U.S. federal income tax benefit that would be realized by the Corporation with respect to state and local jurisdiction income taxes (with such benefit determined by taking into account an assumed deduction based on the amount computed under clause (ii), and disregarding the hypothetical deduction for state and local jurisdiction income taxes of the Corporation).

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“Imputed Interest” is defined in Section 3.1(b)(v) of this Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Joinder” means a joinder to this Agreement, in form and substance substantially similar to Exhibit A to this Agreement.

“Joinder Requirement” is defined in Section 7.6(a) of this Agreement.

“LIBOR” means for each month (or portion thereof) during any period, an interest rate per annum equal to the rate per annum reported, on the date two Business Days prior to the first Business Day of such month, as published on the applicable Bloomberg screen page (or other commercially available source providing quotations of LIBOR) for one-month London interbank offered rates for U.S. dollar deposits for such month (or portion thereof). If LIBOR ceases to be published in accordance with the definition thereof, SOFR shall be used in lieu of LIBOR for so long as LIBOR is not so published.

“LLC” is defined in the preamble to this Agreement.

“LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Agreement of the LLC, dated as of the date hereof, as such agreement may be further amended, restated, supplemented and/or otherwise modified from time to time.

“LLC Group” is defined in the recitals to this Agreement.

“Maximum Rate” is defined in Section 7.13 of this Agreement.

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“Net Tax Benefit” is defined in Section 3.1(b)(i) of this Agreement.

“Non-Adjusted Tax Basis” means, in the case of any Originally Held Asset that is depreciable or amortizable (including, for the avoidance of doubt, any amortizable Section 197 intangible (as such term is used in the Code)), for purposes of U.S. federal income tax law, treating such Originally Held Asset as having a Common Basis of zero at all times.

“Non-TRA Portion” is defined in Section 2.4(b) of this Agreement.

“Objection Notice” is defined in Section 2.5(a)(i) of this Agreement.

“Original Liability” means any liability described in Treasury Regulations Section 1.752-7(b)(3) of any member of the LLC Group as of the Business Combination.

“Originally Held Asset” means any Reference Asset that was a Reference Asset at the time of the Business Combination.

“Parties” means the parties named on the signature pages to this agreement and each additional party that satisfies the Joinder Requirement, in each case with their respective successors and assigns.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer of one or more Units (including upon the death of a TRA Holder) (i) that occurs after the Business Combination but prior to an Exchange of such Units and (ii) to which Section 743(b) of the Code applies.

“Realized Tax Benefit” is defined in Section 3.1(b)(iii) of this Agreement.

“Realized Tax Detriment” is defined in Section 3.1(b)(iv) of this Agreement.

“Reconciliation Dispute” is defined in Section 7.9 of this Agreement.

“Reconciliation Procedures” is defined in Section 2.5(a) of this Agreement.

“Redemption” has the meaning in the recitals to this Agreement.

“Reference Asset” means any tangible or intangible asset of any member of the LLC Group or any of their respective successors or assigns, whether held directly by the LLC or indirectly by the LLC through any entity in which the LLC now holds or may subsequently hold an ownership interest (but only if such entity is treated as a partnership or disregarded entity for U.S. federal income tax purposes and for purposes of state or local income tax law). A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, by reference to the tax basis of an asset that is described in the preceding sentence, including “substituted basis property” within the meaning of Section 7701(a)(42) of the Code.

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“Reorganization Transactions” is defined in the recitals to this Agreement.

“Reorganization Transaction Date” means the date of any applicable Reorganization Transaction.

“Rules” is defined in Section 7.8(a) of this Agreement.

“Schedule” means any of the following: (i) a Basis Schedule, (ii) a Blocker Corporation Attribute Schedule, (iii) a Tax Benefit Schedule, or (iv) the Early Termination Schedule, and, in each case, any amendments thereto.

“Secondary Sale” means any exchange of Units by the Initial TRA Holder for Class A Common Stock and subsequent sale of such Class A Common Stock after the date of this Agreement.

“Section 704(c) Items” means the additional allocations of tax items of income, gain, deduction and loss to, or away from, the Corporation pursuant to Section 704(c) of the Code and the Treasury Regulations thereunder (including pursuant to any “reverse Section 704(c)” allocations) in respect of (i) any difference between the fair market value and the tax basis of any Originally Held Asset immediately following the Business Combination and (ii) any Original Liabilities, in each case as compared to the tax items of income, gain, deduction and loss to, or away from, the Corporation that would have been allocated if Section 704(c) of the Code and the Treasury Regulations thereunder were not taken into account. For the avoidance of doubt, the foregoing would include disproportionate allocations (if any) of tax items of income, gain, deduction and loss to a TRA Holder and away from the Corporation.

“Senior Obligations” is defined in Section 5.1 of this Agreement.

“SOFR” means for each month (or portion thereof) during any period, an interest rate per annum equal to the rate per annum reported, on the date two Business Days prior to the first Business Day of such month, on the applicable Bloomberg screen page (or other commercially available source providing quotations of SOFR) for the Secured Overnight Financing Rate as published by the Federal Reserve Bank of New York for such month (or portion thereof). In no event will SOFR be less than 0%.

“Subsequently Acquired Asset” means any Reference Asset that became a Reference Asset after the Business Combination.

“Subsidiary” means, with respect to any Person and as of the date of any determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls, more than 50% of the voting power or other similar interests, or the sole general partner interest, or managing member or similar interest, of such Person.

“Subsidiary Stock” means any stock or other equity interest in any Subsidiary of the Corporation that is treated as a corporation for U.S. federal income tax purposes and applicable state and local tax purposes.

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“Tax Benefit Payment” is defined in Section 3.1(b) of this Agreement.

“Tax Benefit Schedule” is defined in Section 2.4(a) of this Agreement.

“Tax Return” means any return, declaration, report or similar statement filed or required to be filed with any Taxing Authority in respect to taxes (including any attached schedules), including, without limitation, any information return, claim for refund, amended return and declaration of estimated tax.

“Taxable Year” means a taxable year of the Corporation as defined in Section 441(b) of the Code or comparable section of U.S. state or local tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Business Combination Date.

“Taxing Authority” means any national, federal, state, county, municipal, or local government, or any subdivision, agency, commission or authority thereof, or any quasi-governmental body, or any other authority of any kind, exercising regulatory or other authority in relation to tax matters.

“Termination Objection Notice” is defined in Section 4.2 of this Agreement.

“Threshold Exchange Units” is defined in Section 3.6 of this Agreement.

“TRA Holders” is defined in the preamble to this Agreement.

“TRA Holder Representative” is defined in Section 7.16 of this Agreement.

“TRA Holder Sharing Percentages” means (i) initially 100% for the Initial TRA Holder, and (ii) thereafter, as of a specific date and with respect to a TRA Holder, a number, represented as a percentage, equal to (A) the number of TRA Rights held by such TRA Holder, divided by (B) the Aggregate TRA Rights, multiplied by (C) 100. The TRA Holder Representative shall provide a written schedule to the Corporation reflecting any changes to the TRA Holder Sharing Percentages.

“TRA Right” means a right representing an interest in the rights of the TRA Holders under this agreement, including the right to receive a Tax Benefit Payment. The aggregate number of TRA Rights hereunder shall be the Aggregate TRA Rights, each of which shall be held as of the date hereof by the Initial TRA Holder. After the date hereof, if the number of outstanding Units shall have been changed into a different number of units or a different class, by reason of any distribution, subdivision, reclassification, recapitalization, split, combination or exchange, or any similar event, then the number of TRA Rights held by each TRA Holder and the Aggregate TRA Rights will each be equitably adjusted to reflect such change.

“Transaction Agreement” is defined in the recitals to this Agreement.

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“Treasury Regulations” means the final, temporary, and (to the extent they can be relied upon) proposed regulations under the Code, as promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“True-Up” is defined in Section 3.4 of this Agreement.

“U.S.” means the United States of America.

“Units” is defined in the recitals to this Agreement.

“Valuation Assumptions” means, as of an Early Termination Effective Date, the assumptions that:

(1)        in each Taxable Year ending on or after such Early Termination Effective Date, the Corporation will have taxable income sufficient to fully use the deductions arising from the Basis Adjustments, Common Basis (limited, in the case of Subsequently Acquired Assets, to the Common Basis Addback Amount for such Taxable Year), Blocker Attributes, Section 704(c) Items, and the Imputed Interest during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, Basis Adjustments and Imputed Interest that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions) in which such deductions would become available, taking into account clause (4) below;

(2)        (i) the U.S. federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Effective Date, except to the extent any change to such tax rates for such Taxable Year have already been enacted into law, and (ii) the combined U.S. state and local income tax rates (but not, for the avoidance of doubt, U.S. federal income tax rates) for each such Taxable Year shall be the Assumed State and Local Tax Rate for the Taxable Year that includes the Early Termination Effective Date;

(3)        all taxable income of the Corporation will be subject to the maximum applicable tax rates for each Covered Tax throughout the relevant period; provided, the combined tax rate for U.S. state and local income taxes (but not, for the avoidance of doubt, federal income taxes) shall be the Assumed State and Local Tax Rate);

(4)        any loss or disallowed interest or other loss carryovers or carryforwards generated by any Basis Adjustments, Common Basis, Blocker Attributes, Section 704(c) Items, or Imputed Interest (including any such Basis Adjustments, and Imputed Interest generated as a result of payments under this Agreement) and available as of the Early Termination Effective Date, and any Blocker Attributes that have not been previously utilized in determining a Tax Benefit Payment as of the Early Termination Effective Date, will be used by the Corporation on a pro rata basis over a fifteen-year period beginning on the Early Termination Effective Date, or up through their scheduled expiration under applicable law (if earlier) (provided that, in any year that the Corporation is prevented from fully utilizing net operating losses or other tax attributes attributable to a Blocker Corporation pursuant to Section 382, 383, or 384 of the Code (or any successor provision or similar provision under state or local law), the amount utilized for purposes of this provision shall not exceed the amount that would otherwise be utilizable under Section 382, 383, or 384 of the Code (or any successor provision or similar provision under state or local law));

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(5)        any non-amortizable assets (other than Subsidiary Stock) will be disposed of on the earlier of (i) the fifteenth anniversary of the applicable Basis Adjustment (or, if such Basis Adjustment occurred more than fifteen years before the Early Termination Effective Date, the Early Termination Effective Date) and (ii) the fifteenth anniversary of the Early Termination Effective Date;

(6)        any Subsidiary Stock will be deemed never to be disposed of except if Subsidiary Stock is directly disposed of in the Change of Control;

(7)        if, on the Early Termination Effective Date, any TRA Holder has Units that have not been Exchanged, then such Units shall be deemed to be Exchanged for the fair market value of the cash or Class A Common Stock that would be received by such TRA Holder if such Units had been Exchanged on the Early Termination Effective Date (including Units held by Blocker Corporations that have not consummated a Reorganization Transaction, in which case, the relevant Blocker Corporation would be treated as having Exchanged its Units, in the manner set forth above in this clause, and would be an Exchange TRA Holder (and not a Blocker TRA Holder) with respect to such Units), and such TRA Holder shall be deemed to receive the amount of cash such TRA Holder would have been entitled to pursuant to Section 4.3(a) had such Units actually been Exchanged on the Early Termination Effective Date; and

(8)        any payment obligations pursuant to this Agreement will be satisfied on the date that any Tax Return to which such payment obligation relates is required to be filed under applicable law as of the Early Termination Effective Date excluding any extensions.

Section 1.2        Rules of Construction. Unless otherwise specified herein:

(a)          The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms.

(b)          For purposes of interpretation of this Agreement:

(i)         The words “herein,” “hereto,” “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision thereof.

(ii)        References in this Agreement to a Schedule, Article, Section, clause or sub-clause refer to the appropriate Schedule to, or Article, Section, clause or subclause in, this Agreement.

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(iii)        References in this Agreement to dollars or “$” refer to the lawful currency of the United States of America.

(iv)        The term “including” is by way of example and not limitation.

(v)         The term “documents” includes any and all instruments, documents, agreements, certificates, notices, reports, financial statements and other writings, however evidenced, whether in physical or electronic form.

(vi)        The term “or” shall not be exclusive and shall instead mean “and/or.”

(c)          In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including.”

(d)          Unless otherwise expressly provided herein, (a) references to organization documents (including the LLC Agreement), agreements (including this Agreement) and other contractual instruments shall be deemed to include all subsequent amendments, restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, extensions, supplements and other modifications are permitted hereby; and (b) references to any law (including the Code and the Treasury Regulations) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law.

Article II.
DETERMINATION OF REALIZED TAX BENEFIT

Section 2.1        Basis Adjustments; LLC 754 Election; Revaluation.

(a)          Basis Adjustments. The Parties acknowledge and agree to treat (A) to the fullest extent permitted by law each Direct Exchange as giving rise to Basis Adjustments and (B) to the fullest extent permitted by law each Redemption using cash or Class A Common Stock contributed to the LLC by the Corporation as a direct purchase of Units by the Corporation from the applicable Exchange TRA Holder pursuant to Section 707(a)(2)(B) of the Code as giving rise to Basis Adjustments. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in a Basis Adjustment to the extent such payments are treated as Imputed Interest.

(b)          Section 754 Election. The Corporation shall ensure that, on and after the date hereof and continuing throughout the term of this Agreement, the LLC and each other member of the LLC Group that is treated as a partnership for U.S. federal income tax purposes (and for which the Corporation controls the preparation of the relevant Tax Return and elections made on such Tax Return) will have in effect an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each Taxable Year, in each case, to the extent that such election would result in an adjustment to the Corporation’s share of the tax basis of the assets owned by the LLC Group as of the date of the relevant Exchange.

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(c)          Revaluation. Pursuant to, and in accordance with, Section 1.704-1 of the Treasury Regulations, for U.S. federal income tax purposes (and any corresponding U.S. state or local tax purposes), the LLC shall revalue its property to fair market value as of the time of the Business Combination. The Parties hereto acknowledge and agree that such revaluation may result in subsequent Section 704(c) Items.

Section 2.2        Blocker Corporation Attribute Schedule. At least thirty (30) days prior to any Reorganization Transaction, the relevant Blocker Corporation shall deliver to the Corporation and the TRA Holder Representative a schedule (a “Blocker Corporation Attribute Schedule”) of (a) the Blocker Attributes of the Blocker Corporation as of the closing date of the Business Combination and (b) any current or anticipated applicable limitations on the use of the Blocker Attributes for tax purposes (including under Section 382 of the Code). Any Blocker Corporation Attribute Schedule so delivered will become final and binding on the Parties pursuant to the procedures set forth in Section 2.5(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.5(b).

Section 2.3        Basis Schedules. Within ninety (90) days after the filing of the U.S. federal income Tax Return of the Corporation for each relevant Taxable Year, the Corporation shall deliver to the TRA Holder Representative a schedule developed in consultation with the Advisory Firm (the “Basis Schedule”) that shows, in reasonable detail as necessary in order to understand the calculations performed under this Agreement: (a) the Basis Adjustments with respect to the Reference Assets as a result of the relevant Exchanges effected in such Taxable Year, (b) the period (or periods) over which each Basis Adjustment is amortizable and/or depreciable, (c) the Non-Adjusted Tax Basis with respect to the Reference Assets described in clause (a) as of each relevant Exchange, (d) the Common Basis that remains (if any) and may give rise to payments pursuant to the terms of this Agreement, and (e) the period (or periods) over which the Common Basis is amortizable and/or depreciable. The Basis Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.5(a) and may be amended by the Parties pursuant to the procedures set forth in Section 2.5(b).

Section 2.4        Tax Benefit Schedules.

(a)        Tax Benefit Schedule. Within ninety (90) days after the filing of the U.S. federal income Tax Return of the Corporation for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment, the Corporation shall provide to the TRA Holder Representative a schedule developed in consultation with the Advisory Firm showing, in reasonable detail, the calculation of the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year (a “Tax Benefit Schedule”). The Tax Benefit Schedule will become final and binding on the Parties pursuant to the procedures set forth in Section 2.5(a), and may be amended by the Parties pursuant to the procedures set forth in Section 2.5(b).

(b)        Applicable Principles. Subject to the provisions of this Agreement, the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability for such Taxable Year attributable to the Basis Adjustments, Common Basis (limited, in the case of Subsequently Acquired Assets, to the Common Basis Addback Amount for such Taxable Year), Blocker Attributes, Section 704(c) Items, and Imputed Interest, as determined using a “with and without” methodology described in Section 2.5(a). To the extent any portion of a Realized Tax Benefit could be attributed to both Common Basis and a Section 704(c) Item, the Realized Tax Benefit shall be attributed to Common Basis. Carryovers, carryforwards, or carrybacks, of any tax item attributable to any Basis Adjustment, Common Basis, Blocker Attributes, Section 704(c) Items, or Imputed Interest or any other tax item in respect thereof shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of U.S. state or local tax law, as applicable, governing the use, limitation, and expiration of carryovers, carryforwards, carrybacks, or other tax items of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Basis Adjustments, Common Basis, Blocker Attributes, Section 704(c) Items, or Imputed Interest (a “TRA Portion”) and another portion that is not (a “Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that: (i) the amount of any Non-TRA Portion is deemed utilized first, followed by the amount of any TRA Portion (calculated by taking into account the provisions of Section 3.3(a) to the extent applicable); and (ii) in the case of a carryback of a Non-TRA Portion, such carryback shall not affect the original “with and without” calculation made in the prior Taxable Year. The Parties agree to treat (i) all Tax Benefit Payments (other than Imputed Interest) solely to the extent attributable to an Exchange and to the extent permitted by applicable law (A) as subsequent upward purchase price adjustments that give rise to further Basis Adjustments in respect of an applicable Exchange and (B) have the effect of creating additional Basis Adjustments arising in the Taxable Year in which the applicable Tax Benefit Payment is made and (ii) as a result, to the extent permitted by applicable law, any additional Basis Adjustments arising from such a Tax Benefit Payment shall be treated as giving rise to a Basis Adjustment in the Taxable Year in which the Tax Benefit Payment is made on an iterative basis continuing until any incremental Basis Adjustment is immaterial as reasonably determined by the TRA Holder Representative and the Corporation in good faith and in consultation with the Advisory Firm.

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Section 2.5        Procedures; Amendments.

(a)       Procedures. Each time the Corporation delivers an applicable Schedule to the TRA Holder Representative, under this Agreement, including any Amended Schedule delivered pursuant to Section 2.5(b), but excluding any Early Termination Schedule or amended Early Termination Schedule delivered pursuant to the procedures set forth in Section 4.2, the Corporation shall also: (x) deliver supporting schedules and work papers from an Advisory Firm and any additional materials reasonably requested by the TRA Holder Representative that are reasonably necessary in order to understand the calculations that were relevant for purposes of preparing the Schedule; and (y) allow the TRA Holder Representative and its advisors to have reasonable access to the appropriate representatives, as reasonably requested by the TRA Holder Representative, at the Corporation and the applicable Advisory Firm in connection with its review of such Schedule. Without limiting the generality of the preceding sentence, the Corporation shall ensure that any Tax Benefit Schedule that is delivered to the TRA Holder Representative, along with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation) and the Hypothetical Tax Liability (the “without” calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule shall become final and binding on the Parties thirty (30) days from the date on which the TRA Holder Representative first receives the applicable Schedule unless:

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(i)          the TRA Holder Representative within thirty (30) days after receiving the applicable Schedule provides the Corporation with written notice of a material objection to such Schedule that is made in good faith and that sets forth in reasonable detail the TRA Holder Representative’s material objection (an “Objection Notice”) or

(ii)         the TRA Holder Representative provides a written waiver of its right to deliver an Objection Notice within the time period described in clause (i) above, in which case such Schedule becomes binding on the date the waiver from the TRA Representative is received by the Corporation.

In the event that the TRA Holder Representative timely delivers an Objection Notice pursuant to clause (i) above, and if the Corporation and the TRA Holder Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice through good faith discussions within thirty (30) days after receipt by the Corporation of the Objection Notice, the Corporation and the TRA Holder Representative shall employ the reconciliation procedures as described in Section 7.9 of this Agreement (the “Reconciliation Procedures”).

(b)         Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporation: (i) in connection with a Determination affecting such Schedule; (ii) to correct inaccuracies in the Schedule identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was originally provided to the TRA Holder Representative; (iii) to comply with an Expert’s determination under the Reconciliation Procedures applicable to this Agreement; (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year; (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year; or (vi) to adjust a Basis Schedule to take into account any Tax Benefit Payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporation shall provide any Amended Schedule to the TRA Holder Representative within thirty (30) calendar days of the occurrence of an event referred to in clauses (i) through (vi) of the preceding sentence, and any such Amended Schedule shall be subject to the procedures set forth in Section 2.05(a).

Article III.
TAX BENEFIT PAYMENTS

Section 3.1        Timing and Amount of Tax Benefit Payments.

(a)         Timing and Amount of Payments to TRA Holders and Blocker TRA Holders. Except as provided in Section 3.4, and subject to Sections 3.2, 3.3 and 3.6, within ten (10) Business Days following the date on which each Tax Benefit Schedule becomes final in accordance with Section 2.5(a) of this Agreement, (i) the Corporation shall pay to each TRA Holder the Tax Benefit Payment as determined pursuant to Section 3.1(b) multiplied by the applicable TRA Holder Sharing Percentage, and (ii) if a Blocker Corporation has completed a Reorganization Transaction, the Corporation shall pay to each Blocker TRA Holder party to such Reorganization Transaction the Tax Benefit Payment as determined pursuant to Section 3.1(b) multiplied by the applicable Blocker TRA Holder Sharing Percentage; provided, that if any TRA Holder Sharing Percentage would otherwise be allocated to the Corporation as a result of a Reorganization Transaction, such percentage shall deemed to be zero upon the occurrence of such Reorganization Transaction and the TRA Holder Representative shall revise such TRA Holder Sharing Percentage accordingly. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Holder or as otherwise agreed by the Corporation and such TRA Holder. For the avoidance of doubt, (i) no Tax Benefit Payment shall be required to be made in respect of estimated tax payments, including, without limitation, estimated U.S. federal income tax payments, and (ii) without limiting the Corporation’s ability to make offsets against Tax Benefit Payments with respect to a particular TRA Holder to the extent permitted by Section 3.5, the TRA Holders shall not be required under any circumstances to return any portion of any Tax Benefit Payment previously paid by the Corporation to the TRA Holders (including any portion of any Estimated Tax Benefit Payment or any Early Termination Payment). Notwithstanding anything to the contrary, in no event will the aggregate of the portions of the Tax Benefit Payment that are payable to the TRA Holders pursuant to this Section 3.1(a) exceed 100% of the Tax Benefit Payment.

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(b)          Amount of Payments. For purposes of this Agreement, a “Tax Benefit Payment” means an amount, not less than zero, equal to the sum of: (i) the Net Tax Benefit (including Imputed Interest, if any, calculated in respect of such amount); and (ii) the Actual Interest Amount and any Default Rate Interest with respect to the Net Tax Benefit described in (i).

(i)        Net Tax Benefit. The “Net Tax Benefit” for a Taxable Year equals the amount of the excess, if any, of (x) 85% of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year over (y) the aggregate amount of all Tax Benefit Payments previously made under this Section 3.1. For the avoidance of doubt, without limiting the Corporation’s ability to make offsets against Tax Benefit Payments to the extent permitted by Section 3.5, if the Cumulative Net Realized Tax Benefit as of the end of any Taxable Year is less than the aggregate amount of all Tax Benefit Payments previously made, no TRA Holder shall be required to return any portion of any Tax Benefit Payment previously made by the Corporation to such TRA Holder.

(ii)       Cumulative Net Realized Tax Benefit. The “Cumulative Net Realized Tax Benefit” for a Taxable Year equals the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporation, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same periods. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedule or Amended Schedule, if any, in existence at the time of such determination. The computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

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(iii)        Realized Tax Benefit. The “Realized Tax Benefit” for a Taxable Year equals the excess, if any, of (a) the Hypothetical Tax Liability over (b) the Actual Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination.

(iv)        Realized Tax Detriment. The “Realized Tax Detriment” for a Taxable Year equals the excess, if any, of (a) the Actual Tax Liability over (b) the Hypothetical Tax Liability for such Taxable Year. If all or a portion of the Actual Tax Liability for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

(v)         Imputed Interest. The Parties acknowledge that the principles of Sections 1272, 1274, or 483 of the Code, as applicable, and the principles of any similar provision of U.S. state and local tax law, may, as applicable, apply to cause a portion of any payments by the Corporation to a TRA Holder under this Agreement to be treated as imputed interest (“Imputed Interest”). For the avoidance of doubt, the deduction for the amount of Imputed Interest, if any, as determined with respect to any payments made by the Corporation to a TRA Holder shall be excluded in determining the Hypothetical Tax Liability for purposes of calculating Realized Tax Benefits and Realized Tax Detriments pursuant to this Agreement.

(vi)        Actual Interest Amount. Subject to Section 3.4, the “Actual Interest Amount” calculated in respect of the Net Tax Benefit for a Taxable Year, will equal an amount equal to interest calculated at the Agreed Rate from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the date on which the Corporation makes a timely Tax Benefit Payment to the TRA Holder on or before the Final Payment Date as determined pursuant to Section 3.1(a).

(vii)       Default Rate Interest. In accordance with Section 5.2, in the event that the Corporation does not make timely payment of all or any portion of a Tax Benefit Payment to a TRA Holder on or before the Final Payment Date as determined pursuant to Section 3.1(a), the amount of any “Default Rate Interest” calculated and payable in accordance with Section 5.2 in respect of the Tax Benefit Payment (including previously accrued Imputed Interest and Actual Interest Amounts) for a Taxable Year will equal interest calculated at the Default Rate from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes such Tax Benefit Payment to such TRA Holder.

(viii)      The Corporation and the TRA Holders hereby acknowledge and agree that, as of the date of this Agreement and as of the date of any future Exchange that may be subject to this Agreement, the aggregate value of the Tax Benefit Payments cannot be reasonably ascertained for U.S. federal income or other applicable tax purposes. Notwithstanding anything to the contrary in this Agreement, with respect to each Exchange by any TRA Holder, if such TRA Holder notifies the Corporation in writing of a stated maximum selling price (within the meaning of Treasury Regulation 15A.453-1(c)(2)) to be applied with respect to such Exchange, the amount of the initial consideration received in connection with such Exchange and the aggregate Tax Benefit Payments to such TRA Holder in respect of such Exchange (other than amounts accounted for as interest under the Code) shall not exceed such stated maximum selling price.

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(c)          Interest. The provisions of Section 3.1(b) and Section 5.2 in respect of Default Rate Interest are intended to operate so that interest will effectively accrue (or in the case of Imputed Interest be treated as accruing solely for U.S. federal income or applicable state or local income tax purposes) in respect of the Net Tax Benefit (or Tax Benefit Payment in respect of any Actual Interest Amount or Default Rate Interest) for any Taxable Year as follows:

(i)        first, solely for U.S. federal income or applicable state or local income tax purposes, at the applicable rate used to determine the amount of Imputed Interest under the Code (from the relevant Exchange Date or Reorganization Transaction Date until the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year and, if required under applicable law, through the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a));

(ii)       second, at the Agreed Rate (from the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for such Taxable Year until the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a)); and

(iii)      third, in accordance with Section 5.2, at the Default Rate (from the Final Payment Date for a Tax Benefit Payment as determined pursuant to Section 3.1(a) until the date on which the Corporation makes the relevant Tax Benefit Payment to the applicable TRA Holder).

Section 3.2        No Duplicative Payments. It is intended that the provisions of this Agreement will not result in the duplicative payment of any amount (including interest) that may be required under this Agreement and the provisions of this Agreement shall be consistently interpreted and applied in accordance with that intent.

Section 3.3        Late Payments. If for any reason the Corporation is not able to timely and fully satisfy its payment obligations under this Agreement in respect of a particular Taxable Year, then Default Rate Interest will begin to accrue pursuant to Section 5.2 (and, for the avoidance of doubt, shall continue to accrue pursuant to Section 5.2 until the Tax Benefit Payments have been made in full without regard to the provisions of this Section 3.3) and the Corporation and other Parties agree that (i) the Corporation shall pay the Tax Benefit Payments due in respect of such Taxable Year to each TRA Holder pro rata in proportion to the amount of such Tax Benefit Payments, without favoring one obligation over the other, and (ii) no Tax Benefit Payment shall be made in respect of any Taxable Year until all Tax Benefit Payments to all TRA Holders in respect of all prior Taxable Years have been made in full.

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Section 3.4        Optional Estimated Tax Benefit Payment Procedure. As long as the Corporation is current in respect of its payment obligations owed to each TRA Holder pursuant to this Agreement and there are no delinquent Tax Benefit Payments (including interest thereon) outstanding in respect of prior Taxable Years for any TRA Holder, the Corporation may, at any time on or after the due date (without extensions) for filing the U.S. federal income Tax Return of the Corporation for a Taxable Year and at the Corporation’s option, in its sole discretion, make one or more estimated payments to the TRA Holders in respect of any anticipated amounts to be owed with respect to a Taxable Year to the TRA Holders pursuant to Section 3.1 of this Agreement (any such estimated payment referred to as an “Estimated Tax Benefit Payment”); provided that any Estimated Tax Benefit Payment made to a TRA Holder pursuant to this Section 3.4 is matched by a proportionately equal Estimated Tax Benefit Payment to all other TRA Holders then entitled to a Tax Benefit Payment. Any Estimated Tax Benefit Payment made under this Section 3.4 shall be paid by the Corporation to the TRA Holders and applied against the final amount of any Tax Benefit Payment to be made pursuant to Section 3.1. The payment of an Estimated Tax Benefit Payment by the Corporation to the TRA Holders pursuant to this Section 3.4 shall also terminate the obligation of the Corporation to make payment of any Actual Interest Amount that might have otherwise accrued with respect to the proportionate amount of the Tax Benefit Payment that is being paid in advance of the applicable Tax Benefit Schedule being finalized pursuant to Section 2.5. Upon the making of any Estimated Tax Benefit Payment pursuant to this Section 3.4, the amount of such Estimated Tax Benefit Payment shall first be applied to any estimated Actual Interest Amount, and then applied to the remaining residual amount of the Tax Benefit Payment to be made pursuant to Section 3.1. In determining the final amount of any Tax Benefit Payment to be made pursuant to Section 3.1, and for purposes of finalizing the Tax Benefit Schedule pursuant to Section 2.5, the amount of any Estimated Tax Benefit Payments that may have been made with respect to the Taxable Year shall be increased if the finally determined Tax Benefit Payment for a Taxable Year exceeds the Estimated Tax Benefit Payments made for such Taxable Year, with such increase being paid by the Corporation to the TRA Holders along with an appropriate Actual Interest Amount (and any Default Rate Interest) in respect of the amount of such increase (a “True-Up”). If the Estimated Tax Benefit Payment to a TRA Holder for a Taxable Year exceeds the finally determined Tax Benefit Payment to the TRA Holder for such Taxable Year, such excess shall be applied to reduce the amount of any subsequent future Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) to be paid by the Corporation to such TRA Holder. As of the date on which any Estimated Tax Benefit Payments are made, and as of the date on which any True-Up is made, all such payments shall be made in the same manner and subject to the same terms and conditions as otherwise contemplated by Section 3.1 and all other applicable terms of this Agreement. For the avoidance of doubt, as is the case with Tax Benefit Payments made by the Corporation to the TRA Holders pursuant to Section 3.1, the Parties intend to treat the amount of any Estimated Tax Benefit Payments made pursuant to this Section 3.4 that are attributable to an Exchange in part as subsequent upward purchase price adjustments that give rise to Basis Adjustments in the Taxable Year of payment to the extent permitted by applicable law and as of the date on which such payments are made (exclusive of any amounts treated as Imputed Interest); provided that any additional Basis Adjustments arising from an Estimated Tax Benefit Payment will be determined on an iterative basis continuing until any incremental Basis Adjustment is immaterial as determined by the TRA Holder Representative and the Corporation in good faith and in consultation with the Advisory Firm.

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Section 3.5        Overpayments. To the extent the Corporation makes any Tax Benefit Payment to a TRA Holder in respect of a particular Taxable Year in an amount in excess of the amount of such payment that should have been made to such TRA Holder in respect of such Taxable Year (taking into account this Article III) under the terms of this Agreement, then such excess shall be applied to reduce the amount of any subsequent future Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) to be paid by the Corporation to such TRA Holder and such TRA Holder shall not receive any further Tax Benefit Payments (including Estimated Tax Benefit Payments, if any) until such TRA Holder has foregone an amount of Tax Benefit Payments equal to such excess. The amount of any excess Tax Benefit Payment shall be deemed to have been paid by the Corporation to the relevant TRA Holders on the original due date for the filing of the subsequent Tax Return to which the excess Tax Benefit Payment relates for purposes of determining the Actual Interest Amount to which such relevant TRA Holders shall be entitled. Notwithstanding the foregoing or anything to the contrary contained in this Agreement, the TRA Holders shall not be required, under any circumstances, to return any portion of any Tax Benefit Payment previously paid by the Corporation to the TRA Holders (including any portion of any Estimated Tax Benefit Payment or any Early Termination Payment).

Section 3.6        Threshold Exchange. Notwithstanding anything to the contrary herein, any and all Tax Benefit Payments that would otherwise be made pursuant to this Agreement to a TRA Holder shall be held by the Corporation for the benefit of such TRA Holder until such time as such TRA Holder has exchanged Units in one or more Exchanges equal to 5% of the Units held by such TRA Holder determined prior to the Business Combination (such Units, the “Threshold Exchange Units”). Promptly following the time such TRA Holder has exchanged, in the aggregate, a number of Units equal to or exceeding the Threshold Exchange Units for such TRA Holder, such withheld amount shall be paid by the Corporation to such TRA Holder as a Tax Benefit Payment as provided in Section 3.1(a).

Article IV.
TERMINATION

Section 4.1        Early Termination of Agreement; Breach of Agreement.

(a)        Corporation’s Early Termination Right. With the approval of a majority of the independent directors serving on its Board of Directors, the Corporation may completely terminate this Agreement, as and to the extent provided herein, with respect to all amounts payable to the TRA Holders pursuant to this Agreement by paying to the TRA Holders the Early Termination Payments; provided that Early Termination Payments may be made pursuant to this Section 4.1(a) only if made to all TRA Holders that are entitled to such a payment, and provided further, that the Corporation may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon the Corporation’s payment of the Early Termination Payments, the Corporation shall not have any further payment obligations under this Agreement, other than with respect to any: (i) prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of the Early Termination Notice and that remain unpaid as of the payment of the Early Termination Payments (which Tax Benefit Payments shall not be included in the Early Termination Payments); and (ii) current Tax Benefit Payments due for the Taxable Year ending on or including the date of the Early Termination Notice (except to the extent that the amount described in clause (ii) is included in the calculation of the Early Termination Payments or is included in clause (i)) that remain unpaid as of the payment of the Early Termination Payments. If an Exchange or Reorganization Transaction subsequently occurs with respect to Units (including Units held by Blocker Corporations) for which the Corporation has exercised its termination rights under this Section 4.1(a) and paid all amounts owed in connection with the exercise of such rights, the Corporation shall have no obligations under this Agreement with respect to such Exchange or Reorganization Transaction.

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(b)        Acceleration Upon Change of Control. In the event of a Change of Control, all obligations hereunder shall be accelerated and such obligations shall be calculated pursuant to this Article IV as if an Early Termination Notice had been delivered on the closing date of the Change of Control and utilizing the Valuation Assumptions by substituting the phrase “the closing date of a Change of Control” in each place where the phrase “Early Termination Effective Date” appears. Such obligations shall include, without duplication, but shall not be limited to, (i) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the closing date of the Change of Control, (ii) any Tax Benefit Payments agreed to by the Corporation and the TRA Holders as due and payable but unpaid as of the Early Termination Notice (which Tax Benefit Payments shall not be included in the Early Termination Payments) and that remain unpaid as of the payment of the Early Termination Payments, and (iii) any Tax Benefit Payments due for any Taxable Year ending prior to, with or including the closing date of a Change of Control unpaid as of the Early Termination Notice (except to the extent that any amounts described in clause (iii) are included in the Early Termination Payments or are included in clause (ii)) and that remain unpaid as of the payment of the Early Termination Payments. For the avoidance of doubt, Sections 4.2 and 4.3 shall apply to a Change of Control, mutadis mutandis.

(c)        Acceleration Upon Material Breach of Agreement. In the event that the Corporation materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due (subject to the remaining provisions of this Section 4.1(c)), failure to honor any other material obligation required hereunder, or by operation of law as a result of the rejection of this Agreement in a case commenced under Title 11 of the United States Code (11 U.S.C. § 101 et seq.) (the “Bankruptcy Code”) or otherwise (“Material Breach”), then all obligations of the Corporation hereunder shall be accelerated and become immediately due and payable and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such notice of acceleration (or, in the case of any proceeding under the Bankruptcy Code or other insolvency statute, on the date of such breach) and shall include, but not be limited to: (i) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of such acceleration; (ii) any prior Tax Benefit Payments that are due and payable under this Agreement but that still remain unpaid as of the date of such acceleration (which Tax Benefit Payments shall not be included in the Early Termination Payments) and that remain unpaid as of the payment of the Early Termination Payments; and (iii) any current Tax Benefit Payments due for the Taxable Year ending with or including the date of such acceleration (except to the extent included in the Early Termination Payments or in clause (ii)) and that remain unpaid as of the payment of the Early Termination Payments. Notwithstanding the foregoing, in the event that the Corporation breaches this Agreement and such breach is not a Material Breach, the TRA Holder Representative and each TRA Holder shall still be entitled to enforce all of its rights otherwise available under this Agreement, excluding, for the avoidance of doubt, seeking or otherwise obtaining an acceleration of amounts payable under this Agreement pursuant to this Section 4.1(c). For purposes of this Section 4.1(c), and subject to the following sentence, the Parties agree that the failure to make any payment due pursuant to this Agreement within three (3) months of the relevant Final Payment Date shall be deemed to be a Material Breach, and that it will not be considered to be a Material Breach to make a payment due pursuant to this Agreement within three (3) months of the relevant Final Payment Date. Notwithstanding anything in this Agreement to the contrary, it shall not be a Material Breach if the Corporation fails to make any Tax Benefit Payment within three (3) months of the relevant Final Payment Date to the extent that the Corporation has insufficient funds or cannot make such payment as a result of obligations imposed in connection with the Senior Obligations or under applicable law, and cannot obtain sufficient funds to make such payments by taking commercially reasonable actions or would become insolvent as a result of making such payment; provided that the interest provisions of Section 5.2 shall apply to such late payment (unless the Corporation does not have sufficient funds to make such payment as a result of limitations imposed by any Senior Obligations, in which case Section 5.2 shall apply, but the Default Rate shall be replaced by the Agreed Rate); and further provided that such payment obligation shall nonetheless accrue for the benefit of the TRA Holders and the Corporation shall make such payment at the first opportunity that it has sufficient funds and is otherwise able to make such payment. For the avoidance of doubt, a Reconciliation Dispute (including any delay in payment as a result thereof) will not constitute a Material Breach of this Agreement.

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Section 4.2        Early Termination Notice. If the Corporation chooses to exercise its right of early termination under Section 4.1 above, the Corporation shall deliver to the TRA Holder Representative a notice of the Corporation’s decision to exercise such right (an “Early Termination Notice”). Upon delivery of the Early Termination Notice or the occurrence of an event described in Sections 4.1(b) or 4.1(c), the Corporation shall deliver a schedule developed in consultation with the Advisory Firm (the “Early Termination Schedule”) showing in reasonable detail the calculation of the Early Termination Payment. The Corporation shall also (x) deliver to the TRA Holder Representative supporting schedules and work papers from an Advisory Firm, and any additional materials reasonably requested by the TRA Holder Representative that are reasonably necessary in order to understand the calculations that were relevant for purposes of preparing the Early Termination Schedule; and (y) allow the TRA Holder Representative and its advisors to have reasonable access to the appropriate representatives at the Corporation and the applicable Advisory Firm as determined by the Corporation or as reasonably requested by the TRA Holder Representative in connection with a review of such Early Termination Schedule. The Early Termination Schedule shall become final and binding on each Party thirty (30) days from the first date on which the TRA Holder Representative received such Early Termination Schedule unless:

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(i)       the TRA Holder Representative within thirty (30) days after receiving the Early Termination Schedule, provides the Corporation with written notice of a material objection to such Early Termination Schedule made in good faith and setting forth in reasonable detail the TRA Holder Representative’s material objection (a “Termination Objection Notice”); or

(ii)      the TRA Holder Representative provides a written waiver of such right of a Termination Objection Notice within the period described in clause (i) above, in which case such Early Termination Schedule becomes binding on the date the waiver from the TRA Holder Representative is received by the Corporation.

In the event that the TRA Holder Representative timely delivers a Termination Objection Notice pursuant to clause (i) above, and if the Parties, for any reason, are unable to successfully resolve the issues raised in the Termination Objection Notice within thirty (30) days after receipt by the Corporation of the Termination Objection Notice, the Corporation and the TRA Holder Representative shall employ the Reconciliation Procedures. The date on which the Early Termination Schedule becomes final in accordance with this Section 4.2 shall be the “Early Termination Reference Date.”

Section 4.3        Payment Upon Early Termination.

(a)           Timing of Payment. Within ten (10) Business Days after the Early Termination Reference Date, the Corporation shall pay to each TRA Holder an amount equal to the Early Termination Payment for such TRA Holder. Such Early Termination Payment shall be made by the Corporation by wire transfer of immediately available funds to a bank account or accounts designated by such TRA Holder or as otherwise agreed by the Corporation and such TRA Holder.

(b)           Amount of Payment. The “Early Termination Payment” payable to a TRA Holder pursuant to Section 4.3(a) shall equal the present value, discounted at the Early Termination Rate as determined as of the Early Termination Reference Date, of all Tax Benefit Payments that would be required to be paid (and which have not yet been paid prior to the Early Termination Effective Date) by the Corporation to such TRA Holder, whether payable with respect to Units that were Exchanged prior to the Early Termination Effective Date or on or after the Early Termination Effective Date (including Units held by Blocker Corporations that have not consummated a Reorganization Transaction, in which case, the relevant Blocker Corporation shall be treated as having Exchanged its Units in the manner set forth in the Valuation Assumptions and shall be treated as an Exchange TRA Holder (and not a Blocker TRA Holder) with respect to such Units), beginning from the Early Termination Effective Date and using the Valuation Assumptions. The computation of the Early Termination Payment shall be subject to the Reconciliation Procedures.

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Article V.
SUBORDINATION AND LATE PAYMENTS

Section 5.1        Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payments or Early Termination Payments required to be made by the Corporation to the TRA Holders under this Agreement shall rank subordinate and junior in right of payment to any principal, interest, or other amounts due and payable in respect of any obligations owed in respect of secured or unsecured indebtedness for borrowed money of the Corporation and its Subsidiaries (“Senior Obligations”) and shall rank pari passu in right of payment with all current or future unsecured obligations of the Corporation that are not Senior Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of the agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of the TRA Holders and the Corporation shall make any such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations. The Corporation and the LLC shall not, and shall cause their Subsidiaries to not, without the prior written consent of the TRA Holder Representative, enter into or amend the terms of any financing agreement or Senior Obligations if the terms of such agreement or amendment would further restrict (beyond the restrictions applicable in financing agreements as of the date of this Agreement) the Corporation’s ability to make payments owed under the terms of this Agreement (including as a result of any restriction on the ability of the Corporation’s Subsidiaries to make distributions or other payments to the Corporation to fund amounts payable under this Agreement).

Section 5.2        Late Payments by the Corporation. Except as otherwise provided in this Agreement, the amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Holders when due under the terms of this Agreement shall be payable together with any interest thereon, computed at the Default Rate and commencing from the Final Payment Date on which such Tax Benefit Payment or Early Termination Payment was first due and payable to the date of actual payment of such Tax Benefit Payment or Early Termination Payment; provided that if any Tax Benefit Payment or Early Termination Payment is not made to the TRA Holders when due under the terms of this Agreement as a result of Section 5.1 and the terms of the agreements governing Senior Obligations, any such interest shall be computed at the Agreed Rate and not the Default Rate.

Article VI.
TAX MATTERS; CONSISTENCY; COOPERATION

Section 6.1        Participation in the Corporation’s Tax Matters. Except as otherwise provided herein or the LLC Agreement, the Corporation shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporation and its Subsidiaries including without limitation the preparation, filing or amending of any Tax Return and defending, contesting or settling any audit, contest, or other proceeding pertaining to taxes; provided, however, that the Corporation shall not settle or fail to contest any issue pertaining to Covered Taxes that is reasonably expected to adversely affect the TRA Holders’ rights and obligations under this Agreement without the consent of the TRA Holder Representative, such consent not to be unreasonably withheld, conditioned, or delayed. The Corporation shall notify the TRA Holder Representative of, and keep it reasonably informed with respect to, any tax audit or other tax contest of the Corporation the outcome of which is reasonably expected to affect the Tax Benefit Payments payable to any TRA Holder under this Agreement and the TRA Holder Representative shall have the right to (i) discuss with the Corporation, and provide input and comment to the Corporation regarding, any portion of any such tax audit or other tax contest and (ii) participate in, at the TRA Holder Representative’s expense, any such portion of any such tax audit or other tax contest, in each case, to the extent it reasonably relates to issues the resolution of which would reasonably be expected to affect the Tax Benefit Payments payable to any TRA Holder under this Agreement. To the extent there is a conflict between this Agreement and either the Transaction Agreement or the LLC Agreement relating to tax matters concerning Covered Taxes and the Corporation, including preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to taxes, this Agreement shall control solely with respect to the matters governed by this Agreement.

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Section 6.2        Consistency. Except as otherwise required by applicable law, all calculations and determinations made hereunder, including, without limitation, any Basis Adjustments, the determination of any deductions arising from Common Basis or Section 704(c) Items, the Schedules or the determination of any Realized Tax Benefits or Realized Tax Detriments, shall be made in accordance with the elections, methodologies or positions taken by the Corporation and the LLC on their respective Tax Returns. Each TRA Holder shall prepare its Tax Returns in a manner that is consistent with the terms of this Agreement and any related calculations or determinations that are made hereunder, including, without limitation, the Schedules provided under this Agreement, unless otherwise required by applicable law. In the event that an Advisory Firm or Expert is used and is replaced with another Advisory Firm or Expert, such replacement Advisory Firm or Expert shall perform its services under this Agreement using procedures and methodologies consistent with the previous Advisory Firm or Expert, unless otherwise required by applicable law or unless the Corporation and the TRA Holder Representative agree to the use of other procedures and methodologies.

Section 6.3        Cooperation. The TRA Holder Representative and each TRA Holder, on the one hand, and the Corporation, on the other hand, shall (i) furnish to the other in a timely manner such information, documents and other materials as the other may reasonably request for purposes of making, reviewing, or approving any determination or computation necessary or appropriate under or with respect to this Agreement, preparing any Tax Return, or contesting or defending any audit, examination, controversy, or other proceeding with any Taxing Authority, (ii) make itself available to the other and its representatives to provide explanations of documents and materials and such other information as may be reasonably requested in connection with any of the matters described in clause (i) above, and (iii) reasonably cooperate in connection with any such matter. Subject to Section 6.1, the Corporation shall provide assistance as reasonably requested by any TRA Holder or the TRA Holder Representative on behalf of any TRA Holder in connection with such TRA Holder’s tax or financial reporting and/or the consummation of any assignment or transfer of any of its rights and/or obligations under this Agreement, including without limitation, providing any information or executing any documentation. The requesting Party shall reimburse the other Party for any reasonable and documented out-of-pocket costs and expenses incurred by such other Party pursuant to this Section 6.3.

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Article VII.
MISCELLANEOUS

Section 7.1        Notices.2 All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service, or (iv) when delivered by email during normal business hours (in each case in this clause (iv), solely if receipt is confirmed, but excluding any automated reply, such as an out-of-office notification), addressed as follows:

If to the Corporation, to:

[•]

with a copy (which shall not constitute notice to the Corporation) to:

[•]

If to the TRA Holder Representative:

[•]

with a copy (which shall not constitute notice to the TRA Holder Representative) to:

[•]

Any Party may change its address, fax number or e-mail address by giving each of the other Parties written notice thereof in the manner set forth above.

Section 7.2        Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 7.3        Entire Agreement; No Third Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

[2]	Note to Draft: Notice information to come.

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Section 7.4        Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6        Assignments; Amendments; Successors; No Waiver.

(a)       Assignment. Each TRA Holder may assign, sell, pledge, or otherwise alienate or transfer any TRA Right without the consent of the Corporation, to any Person; provided, such Person executes and delivers a Joinder agreeing to succeed to the applicable TRA Rights and to become a Party and TRA Holder for all purposes of this Agreement (the “Joinder Requirement”). The TRA Holder Representative shall update the TRA Holder Sharing Percentages and Blocker TRA Holder Sharing Percentages, as applicable, to reflect any such transfer accordingly. For the avoidance of doubt, if a TRA Holder transfers Units in accordance with the terms of the LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such TRA Holder shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Exchange of such Units (and any such transferred Units shall be separately identified, so as to facilitate the determination of Tax Benefit Payments hereunder). The Corporation may not assign any of its rights or obligations under this Agreement to any Person (other than any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation) without the prior written consent of each of the TRA Holders (and any purported assignment without such consent shall be null and void).

(b)       Amendments. No provision of this Agreement may be amended unless such amendment is approved in writing by (i) the Corporation, (ii) the TRA Holder Representative, and (iii) TRA Holders who would be entitled to receive at least fifty (50) percent of the Early Termination Payments payable to all TRA Holders in the event the Corporation exercised its rights pursuant to Section 4.1(a) as of the later of the most recent Exchange Date or the most recent Reorganization Transaction, in which case such amendment shall be permitted. Notwithstanding the foregoing, no such amendment shall be effective if such amendment would have a disproportionate adverse impact on the payments certain TRA Holders will or may receive under this Agreement unless all such disproportionately impacted TRA Holders consent in writing to such amendment (such consent not to be unreasonably withheld, conditioned or delayed). No provision of this Agreement may be waived unless such waiver is in writing and signed by the Party against whom the waiver is to be effective.

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(c)        Successors. Except as provided in Section 7.6(a), all of the terms and provisions of this Agreement shall be binding upon, and shall inure to the benefit of and be enforceable by, the Parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporation shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporation, by written agreement, expressly to (i) assume and agree to perform this Agreement, in the same manner and to the same extent that the Corporation would be required to perform if no such succession had taken place and (ii) become a Party to this Agreement.

(d)        Waiver. No failure by any Party to insist upon the strict performance of any covenant, duty, agreement, or condition of this Agreement, or to exercise any right or remedy consequent upon a breach thereof, shall constitute a waiver of any such breach or any other covenant, duty, agreement, or condition.

Section 7.7        Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8        Resolution of Disputes.

(a)        Except for Reconciliation Disputes subject to Section 7.9, any and all disputes which cannot be settled amicably after good-faith negotiation, including any ancillary claims of any Party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance, or non-performance of this Agreement (including the validity, scope, and enforceability of this arbitration provision) (each a “Dispute”) shall be finally resolved by arbitration in accordance with the International Institute for Conflict Prevention and Resolution Rules for Administered Arbitration (the “Rules”) by three arbitrators, of which the Corporation shall appoint one arbitrator and the TRA Holder Representative shall appoint one arbitrator in accordance with the “screened” appointment procedure provided in Rule 5.4. The arbitration shall be governed by the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The place of the arbitration shall be [New York, New York].

(b)        Notwithstanding the provisions of paragraph (a), any Party may bring an action or special proceeding in any court of competent jurisdiction for the purpose of compelling another Party to arbitrate, seeking temporary or preliminary relief in aid of an arbitration hereunder, and/or enforcing an arbitration award and, for the purposes of this paragraph (b), each Party (i) expressly consents to the application of paragraph (c) of this Section 7.8 to any such action or proceeding, and (ii) agrees that proof shall not be required that monetary damages for breach of the provisions of this Agreement would be difficult to calculate and that remedies at law would be inadequate. For the avoidance of doubt, this Section 7.8 shall not apply to Reconciliation Disputes to be settled in accordance with the procedures set forth in Section 7.9.

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(c)       Each Party irrevocably consents to service of process by means of notice in the manner provided for in Section 7.1. Nothing in this Agreement shall affect the right of any Party to serve process in any other manner permitted by law.

(d)       WAIVER OF RIGHT TO TRIAL BY JURY. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

(e)       In the event the parties are unable to agree whether a dispute between them is a Reconciliation Dispute subject to the dispute resolution procedure set forth in Section 7.9 or a Dispute subject to the dispute resolution procedure set forth in this Section 7.8, such disagreement shall be decided and resolved in accordance with the procedure set forth in this Section 7.8.

Section 7.9        Reconciliation. In the event that the Corporation and the TRA Holder Representative (or any applicable TRA Holder) are unable to resolve a disagreement with respect to a Schedule prepared in accordance with the procedures set forth in Section 2.5, or with respect to an Early Termination Schedule prepared in accordance with the procedures set forth in Section 4.2, within the relevant time period designated in this Agreement (a “Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to the disputing Parties. The Expert shall be a partner or principal in a nationally recognized accounting firm, and unless the Corporation and the TRA Holder Representative (or any applicable TRA Holder) agree otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporation, the TRA Holder Representative (or any applicable TRA Holder), or other actual or potential conflict of interest. If the disputing Parties are unable to agree on an Expert within fifteen (15) days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the selection of an Expert shall be treated as a Dispute subject to Section 7.8 and an arbitration panel shall pick an Expert from a nationally recognized accounting firm that does not have any material relationship with the Corporation, the TRA Holder Representative (or any applicable TRA Holder), or other actual or potential conflict of interest. The Expert shall resolve any disputed matter relating to any Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporation, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporation except as provided in the next sentence. The Corporation and the applicable TRA Holder(s) shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Holder Representative or applicable TRA Holder(s)’s position, in which case the Corporation shall reimburse the TRA Holder Representative or applicable TRA Holder(s) for any reasonable and documented out-of-pocket costs and expenses in such proceeding (including for the avoidance of doubt any costs and expenses incurred by the TRA Holder Representative or any applicable TRA Holder(s) relating to the engagement of the Expert or amending any applicable Tax Return), or (ii) the Expert adopts the Corporation’s position, in which case the applicable TRA Holder(s) (or the TRA Holder Representative on behalf of such TRA Holder(s)) shall reimburse the Corporation for any reasonable and documented out-of-pocket costs and expenses in such proceeding (including for the avoidance of doubt costs and expenses incurred by the Corporation relating to the engagement of the Expert or amending any applicable Tax Return). The Corporation may withhold payments under this Agreement to collect amounts due under the preceding sentence. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporation, the TRA Holder Representative and the TRA Holders and may be entered and enforced in any court having competent jurisdiction.

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Section 7.10        Withholding. The Corporation, the LLC, and their respective affiliates, shall be entitled to deduct and withhold from any payment that is payable to any TRA Holder (or other applicable person) pursuant to this Agreement any taxes or other amounts as the Corporation is required to deduct and withhold with respect to the making of any such payment under the Code or any provision of U.S. state, local or foreign tax law. Any such deducted or withheld taxes or other amounts, to the extent paid over to the appropriate Taxing Authority or other governmental entity shall be treated for all purposes of this Agreement as having been paid to the relevant TRA Holder (or any other person) in respect of which such deduction or withholding was made. Each TRA Holder or other recipient of any payments hereunder shall provide the Corporation, the LLC, or other applicable withholding agent with any applicable tax forms, including IRS Form W-9 or the appropriate series of IRS Form W-8, as applicable, or any other information or certifications reasonably requested by the Corporation in connection with determining whether any such deductions and withholdings are required under the Code or any provision of U.S. state, local or foreign tax law.

Section 7.11        Admission of the Corporation into a Consolidated Group; Transfers of Corporate Assets.

(a)       If the Corporation is or becomes a member of an affiliated or consolidated group of corporations that files a consolidated income Tax Return pursuant to Section 1501 or other applicable Sections of the Code governing affiliated or consolidated groups, or any corresponding provisions of U.S. state or local tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments, and other applicable items hereunder shall be computed with reference to the consolidated Covered Taxes of the group as a whole.

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(b)       If the Corporation, its successor in interest or any member of a group described in Section 7.11(a) or any member of the LLC Group transfers one or more Reference Assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code, such entity, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such Reference Asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received by such entity shall be equal to the fair market value of the transferred Reference Asset as determined by a valuation expert mutually agreed upon by the Corporation and the TRA Holder Representative plus, without duplication, (i) the amount of debt to which any such Reference Assets is subject, in the case of a transfer of an encumbered Reference Asset or (ii) the amount of debt allocated to any such Reference Asset, in the case of a transfer of a partnership interest. For purposes of this Section 7.11, a transfer of a partnership interest shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership. Notwithstanding anything to the contrary set forth herein, if the Corporation or any other entity that is obligated to make a Tax Benefit Payment or Early Termination Payment hereunder transfers its assets pursuant to a transaction that qualifies as a “reorganization” (within the meaning of Section 368(a) of the Code) in which such entity does not survive or pursuant to any other transaction to which Section 381(a) of the Code applies, the transfer will not cause such entity to be treated as having transferred any assets to a corporation (or a Person classified as a corporation for U.S. income tax purposes) pursuant to this Section 7.11(b).

Section 7.12        Change in Law. Notwithstanding anything herein to the contrary, if, as a result of or, in connection with an actual or proposed change in law, a TRA Holder reasonably believes that the existence of this Agreement could cause adverse tax consequences to such TRA Holder or any direct or indirect owner of such TRA Holder, then at the written election of such TRA Holder in its sole discretion (in an instrument signed by such TRA Holder and delivered to the Corporation and the TRA Holder Representative) and to the extent specified therein by such TRA Holder, this Agreement either (i) shall cease to have further effect and shall not apply to such TRA Holder after a date specified by such TRA Holder or (ii) may be amended by the Parties in a manner reasonably determined by such TRA Holder, provided that such amendment shall not result in a material adverse impact to the Corporation’s rights and obligations under this Agreement, including an increase in or acceleration of any payments owed by the Corporation under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.13        Interest Rate Limitation. Notwithstanding anything to the contrary contained herein, the interest paid or agreed to be paid hereunder with respect to amounts due to any TRA Holder hereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If any TRA Holder shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the Tax Benefit Payment, Estimated Tax Benefit Payment or Early Termination Payment, as applicable (but in each case exclusive of any component thereof comprising interest) or, if it exceeds such unpaid non-interest amount, refunded to the Corporation. In determining whether the interest contracted for, charged, or received by any TRA Holder exceeds the Maximum Rate, such TRA Holder may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the payment obligations owed by the Corporation to such TRA Holder hereunder. Notwithstanding the foregoing, it is the intention of the Parties to conform strictly to any applicable usury laws.

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Section 7.14        Independent Nature of Rights and Obligations. The rights and obligations of each TRA Holder hereunder are several and not joint with the rights and obligations of any other Person. A TRA Holder shall not be responsible in any way for the performance of the obligations of any other Person hereunder, nor shall a TRA Holder have the right to enforce the rights or obligations of any other Person hereunder (other than the Corporation). Nothing contained herein or in any other agreement or document delivered at any closing, and no action taken by any TRA Holder pursuant hereto or thereto, shall be deemed to constitute the TRA Holders acting as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Holders are in any way acting in concert or as a group with respect to such rights or obligations or the transactions contemplated hereby, and the Corporation acknowledges that the TRA Holders are not acting in concert or as a group and will not assert any such claim with respect to such rights or obligations or the transactions contemplated hereby.

Section 7.15        LLC Agreement. This Agreement shall be treated as part of the LLC Agreement as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations.

Section 7.16        TRA Holder Representative. By executing this Agreement, each of the TRA Holders shall be deemed to have irrevocably constituted and appointed GTCR Management XI, LLC (in the capacity described in this Section 7.16 and each successor as provided below, the “TRA Holder Representative”) as its agent and attorney in fact with full power of substitution to act from and after the date hereof and to do any and all things and execute any and all documents on behalf of such TRA Holders which may be necessary, convenient or appropriate to facilitate any matters under this Agreement, including but not limited to, and unless otherwise provided by this Agreement: (i) execution of the documents and certificates required pursuant to this Agreement; (ii) receipt and forwarding of notices and communications pursuant to this Agreement; (iii) administration of the provisions of this Agreement; (iv) giving or agreeing to, on behalf of such TRA Holders, any and all consents, waivers, amendments or modifications deemed by the TRA Holder Representative, in its sole and absolute discretion, to be necessary or appropriate under this Agreement and the execution or delivery of any documents that may be necessary or appropriate in connection therewith; (v) taking actions the TRA Holder Representative is expressly authorized to take pursuant to the other provisions of this Agreement; (vi) negotiating and compromising, on behalf of such TRA Holders, any dispute that may arise under, and exercising or refraining from exercising any remedies available under, this Agreement or any other agreement contemplated hereby and executing, on behalf of such TRA Holders, any settlement agreement, release or other document with respect to such dispute or remedy; and (vii) engaging attorneys, accountants, agents or consultants on behalf of such TRA Holders in connection with this Agreement or any other agreement contemplated hereby and paying any fees related thereto. If the TRA Holder Representative is unwilling to so serve, then the person then-serving as the TRA Holder Representative shall be entitled to appoint its successor which such successor shall be subject to the approval of a majority of the TRA Holders. To the fullest extent permitted by law, none of the TRA Holder Representative, any of its Affiliates, or any of the TRA Holder Representative’s or Affiliate’s directors, officers, employees or other agents (each a “Covered Person”) shall be liable, responsible or accountable in damages or otherwise to any TRA Holder, the LLC, or the Corporation for damages arising from any action taken or omitted to be taken by the TRA Holder Representative or any other Person with respect to the LLC or the Corporation, except in the case of any action or omission which constitutes, with respect to such Person, willful misconduct or fraud. Each of the Covered Persons may consult with legal counsel, accountants, and other experts selected by it, and any act or omission suffered or taken by it on behalf of the LLC or the Corporation or in furtherance of the interests of the LLC or the Corporation in good faith in reliance upon and in accordance with the advice of such counsel, accountants, or other experts shall create a presumption of the good faith and due care of such Covered Person with respect to such act or omission. Each of the Covered Persons may rely in good faith upon, and shall have no liability to the LLC, the Corporation or the TRA Holders for acting or refraining from acting upon, any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, or other paper or document reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties. For the avoidance of doubt, notwithstanding the foregoing, if a provision of this Agreement provides a right or entitlement of any kind to a TRA Holder, this Section 7.16 shall not override the TRA Holder’s ability to exercise or enforce such right or enjoy such entitlement.

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Section 7.17        Non-Effect of Other Tax Receivable Agreements. If the Corporation enters into any other agreement after the date hereof that obligates the Corporation to make payments to another party in exchange for tax benefits conferred upon the Corporation, the LLC, or any of their respective Subsidiaries, unless otherwise agreed by the TRA Holder Representative, such tax benefits and such payments shall be ignored for all purposes of this Agreement (including for purposes of calculating the Hypothetical Tax Liability and the Actual Tax Liability hereunder).

[Signature Page Follows This Page]

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IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Agreement as of the date first written above.

CORPORATION:

[·]

By:
Name:
Title:

THE LLC:

[·]

By:
Name:
Title:

36

TRA HOLDER REPRESENTATIVE:

By:
Name:
Title:

37

TRA HOLDER:

By:
Name:
Title:

38

Exhibit A

FORM OF JOINDER AGREEMENT

This JOINDER AGREEMENT, dated as of _________________, 20___ (this “Joinder”), is delivered pursuant to that certain Tax Receivable Agreement, dated as of [•] (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Tax Receivable Agreement”) by and among Vivid Seats Inc., a Delaware corporation (the “Corporation”), Hoya Intermediate, LLC, a Delaware limited liability company (the “LLC”), the TRA Holder Representative (as defined in the Tax Receivable Agreement), and each of the Exchange TRA Holders and the Blocker TRA Holders (each as defined in the Tax Receivable Agreement and, collectively, the “TRA Holders,” from time to time party thereto). Capitalized terms used but not otherwise defined herein have the respective meanings set forth in the Tax Receivable Agreement.

1.	Joinder to the Tax Receivable Agreement. Upon the execution of this Joinder by the undersigned and delivery hereof to the Corporation, the undersigned hereby is and hereafter will be a TRA Holder under the Tax Receivable Agreement and a Party thereto, with all the rights, privileges and responsibilities of a TRA Holder thereunder. The undersigned hereby agrees that it shall comply with and be fully bound by the terms of the Tax Receivable Agreement as if it had been a signatory thereto as of the date thereof.

2.	Incorporation by Reference. All terms and conditions of the Tax Receivable Agreement are hereby incorporated by reference in this Joinder as if set forth herein in full.

3.	Address. All notices under the Tax Receivable Agreement to the undersigned shall be direct to:

[Name]
[Address]
[City, State, Zip Code]
Attn:
Facsimile:
E-mail:

IN WITNESS WHEREOF, the undersigned has duly executed and delivered this Joinder as of the day and year first above written.

[NAME OF NEW PARTY]

By:
Name:
Title:

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Acknowledged and agreed
as of the date first set forth above:

[·]

By:
Name:
Title:

40

Exhibit B

Agreement and Plan of Reorganization

This Agreement and Plan of Reorganization (“Agreement”) is entered into on [ • ], 2021, by and among Vivid Seats Inc., a Delaware corporation (“Vivid Seats”), VEPF V AIV VII Corp., a Delaware corporation (“VEPF V”), VEPF IV AIV IX Corp., a Delaware corporation (“VEPF IV”), GTCR-Tickets Blocker XI/C / B-Corp., a Delaware corporation (“Blocker XI/C,” and together with VEPF V and VEPF IV, the “Blockers” and each, a “Blocker”), GTCR Fund XI/C LP, a Delaware limited partnership (“Fund XI/C”), and GTCR-Tickets Blocker Acquisition LLC, a Delaware limited liability company (“Blocker Parent”). Vivid Seats, the Blockers, Fund XI/C and Blocker Parent are referred to collectively herein as the “Parties”.

WHEREAS, Vivid Seats has entered into that certain Transaction Agreement, dated as of [ • ], 2021, with Hoya Topco, LLC (“Topco”), Hoya Intermediate, LLC (“Intermediate”), Horizon Acquisition Corporation and Horizon Sponsor, LLC (the “Transaction Agreement”);

WHEREAS, in connection with the Transaction Agreement, Vivid Seats has entered into that certain Tax Receivable Agreement on [ • ], 2021 (the “Tax Receivable Agreement”), by and among Vivid Seats, Intermediate, the TRA Holder Representative (as defined in the Tax Receivable Agreement), and each of the Exchange TRA Holders and the Blocker TRA Holders (each as defined in the Tax Receivable Agreement), from time to time party thereto;

WHEREAS, pursuant to the Tax Receivable Agreement, Vivid Seats agreed to enter into this Agreement with the Blockers, Fund XI/C and Blocker Parent to provide for the mergers of the Blockers with and into Vivid Seats no later than three (3) years after the later of (i) the Closing (as defined in the Transaction Agreement) and (ii) the date of the first Secondary Sale (as defined in the Tax Receivable Agreement);

WHEREAS, Blocker Parent, VEPF V and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the VEPF V Merger (as defined below);

WHEREAS, Blocker Parent, VEPF IV and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the VEPF IV Merger (as defined below); and

WHEREAS, Fund XI/C, Blocker XI/C and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the Blocker XI/C Merger (as defined below).

Now, therefore, in consideration of the premises and the mutual promises herein made, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:

1.	Mergers. Substantially in accordance with Section 9.8 of the Second Amended and Restated Limited Liability Company Agreement of Intermediate, the Parties shall, work together to effect (i) the merger of VEPF V with and into Vivid Seats, with Vivid Seats surviving such merger (the “VEPF V Merger”), (ii) the merger of VEPF IV with and into Vivid Seats, with Vivid Seats surviving such merger (the “VEPF IV Merger”), and (iii) the merger of Blocker XI/C with and into Vivid Seats, with Vivid Seats surviving such merger (the “Blocker XI/C Merger,” and together with the VEPF V Merger and the VEPF IV Merger, the “Mergers”), each on customary terms and conditions for mergers of this nature, such Merger to be completed no later than three (3) years after the later of (i) the Closing (as defined in the Transaction Agreement) and (ii) the date of the first Secondary Sale (as defined in the Tax Receivable Agreement).

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2.	Plans of Reorganization. Blocker Parent, VEPF V and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the VEPF V Merger, and hereby adopt it as such. Blocker Parent, VEPF IV and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the VEPF IV Merger, and hereby adopt it as such. Fund XI/C, Blocker XI/C and Vivid Seats intend that this Agreement constitute a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3 with respect to the Blocker XI/C Merger, and hereby adopt it as such.

3.	Intended Tax Treatment. The Parties intend that each Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that any rights received by the Blocker TRA Holders (as defined in the Tax Receivable Agreement) for payments to be received under the Tax Receivable Agreement will constitute the receipt of money or other property taxable to the Blocker TRA Holders under Section 356(a)(1) of the Code.

4.	Further Assurances. Each Party hereby agrees to use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, consistent with applicable law to consummate and make effective the transactions contemplated hereby.

5.	Headings. The headings in this Agreement are included for purposes of convenience only and shall not be considered a part of this Agreement in construing or interpreting any provisions hereof.

6.	Entire Agreement. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings between the parties hereto with respect to such subject matter.

7.	Severability. If, in any action to enforce this Agreement, any one or more of the covenants, agreements, conditions, provisions, or terms of this Agreement is, in any respect or to any extent (in whole or in part), held to be invalid, illegal or unenforceable for any reason, all remaining portions thereof which are not so held, and all other covenants, agreements, conditions, provisions, and terms of this Agreement, will not be affected by such holding, but will remain valid and in force to the fullest extent permitted by law.

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8.	Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. No Party may assign any rights or obligations hereunder without the prior written consent of the other Parties.

9.	Amendment, Waiver and Termination. This Agreement may not be amended or terminated, and no provision hereof may be waived, except by a writing signed by each of the Parties.

10.	No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the Parties any rights or remedies hereunder.

11.	Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without reference to such State’s conflicts of law principles.

12.	Counterparts; Signatures. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which taken together will constitute one and the same agreement. Signatures to this Agreement transmitted by facsimile, sent by email (including “.pdf”), or delivered by other electronic means will be valid and effective to bind the Party so signing.

[Remainder of page intentionally blank; signature pages follow]

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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

VIVID SEATS INC.

By:
Name:
Title:

VEPF V AIV VII CORP

By:
Name:
Title:

VEPF IV AIV IX CORP.

By:
Name:
Title:

GTCR-TICKETS BLOCKER ACQUISITION LLC

By:
Name:
Title:

GTCR-TICKETS BLOCKER XI/C / B-Corp.

By:
Name:
Title:

GTCR FUND XI/C LP

By: GTCR Partners XI/A&C LP
Its: General Partner

By: GTCR Investment XI LLC
Its: General Partner

By:
Name:
Title:

Exhibit E - Form of PIPE Subscription Agreement

See attached.

SUBSCRIPTION AGREEMENT

Horizon Acquisition Corp.
600 Steamboat Road, Suite 200
Greenwich, CT 06830

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of the date set forth on the signature page hereto, by and among Horizon Acquisition Corp., a Cayman Islands exempted company (“Horizon”), Vivid Seats Inc., a Delaware corporation (“VS PubCo”), which is a direct wholly owned subsidiary of Hoya Intermediate, LLC, a Delaware limited liability company (“Hoya”), and the undersigned subscriber (the “Investor”), in connection with the Transaction Agreement (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Transaction Agreement”), dated as of April 21, 2021 by and among Horizon, Horizon Sponsor, LLC, a Delaware limited liability company (“Sponsor”), Hoya Topco, LLC, a Delaware limited liability company (“Topco”), Hoya, and VS PubCo pursuant to which, among other things, Horizon will merge with and into VS PubCo (the “Merger”), the separate corporate existence of Horizon will cease and VS PubCo will be the surviving corporation of the Merger (such merger, the “Transaction”).

In connection with the Transaction, Horizon and VS PubCo are seeking commitments from interested investors to purchase in connection with the closing of the Transaction, shares of VS PubCo’s Class A common stock, par value $0.0001 per share (the “Shares”), in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or about the date of this Subscription Agreement, Horizon and VS PubCo are entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors” and together with the Investor, the “Investors”), severally and not jointly, pursuant to which the Investors, severally and not jointly, have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 22,500,000 Shares, at the Per Share Purchase Price, in which VS PubCo raises an aggregate of $225,000,000. In addition, on or about the date of this Subscription Agreement, Horizon, Sponsor and Topco are entering into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which Sponsor agrees to, among other things, (i) vote at any meeting of Horizon’s stockholders, and in any action by written consent of Horizon’s stockholders, all of its Horizon equity securities in favor of the adoption and approval of the Transaction Agreement and the transactions contemplated thereby, including the Merger; (ii) be bound by certain other covenants and agreements related to the Transaction, (iii) be bound by certain transfer restrictions with respect to such securities and (iv) increase the amount of its subscription of Shares by the amount of any shortfall in available cash held by VS PubCo at the closing of the Transaction in consideration for a fee, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement. For the avoidance of doubt, for purposes of this Agreement, the “Other Subscription Agreements” shall not include the Sponsor Support Agreement. In addition, on or about the date of this Subscription Agreement, Horizon and Sponsor are entering into the Exchange Agreement (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Exchange Agreement”) pursuant to which, among other things, effective at least one day prior to the Merger, Sponsor will irrevocably surrender to Horizon 13,599,608 Class B ordinary shares of Horizon, par value $0.0001 per share (the “Class B Shares”), in exchange for (a) warrants to purchase 17,000,000 Class A ordinary shares of Horizon, par value $0.0001 per share (the “Class A Shares”), at an exercise price of $10.00 per share, (b) warrants to purchase 17,000,000 Class A Shares at an exercise price of $15.00 per share and (c) 50,000 Class A Shares.

The aggregate purchase price to be paid by the Investor for the subscribed Shares (as set forth on the signature page hereto) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, Horizon and VS PubCo acknowledges and agrees as follows:

1.                  Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from VS PubCo, and VS PubCo agrees to issue and sell to the Investor, the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that the Investor’s subscription for the Shares shall be deemed to be accepted by Horizon and VS PubCo only when this Subscription Agreement is signed by a duly authorized person by or on behalf of each of Horizon and VS PubCo; each of Horizon and VS PubCo may do so in counterpart form.

2.                  Closing. [The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in this Section 2 and Section 3 below and (b) delivery of written notice from (or on behalf of) VS PubCo to the Investor (the “Closing Notice”), that VS PubCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor (the “Closing Date”), on the Closing Date (i) the Investor shall deliver to VS PubCo the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by VS PubCo in the Closing Notice against delivery of the Shares as set forth in the following clause (ii), and (ii) VS PubCo shall issue the number of Shares to the Investor set forth on the signature page to this Subscription Agreement in book-entry form in the name of the Investor (or its nominee) or as otherwise directed by the Investor, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), on VS PubCo’s share register and evidence from VS PubCo’s transfer agent of the issuance to Investor of such Shares as of the Closing Date. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business. In the event the closing of the Transaction does not occur within one (1) business day after the Closing, VS PubCo shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount to the Investor, and any book entries shall be deemed cancelled.]1 / [The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the effectiveness of, the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) VS PubCo to the Investor (the “Closing Notice”), that VS PubCo reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to VS PubCo, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) specified by VS PubCo in the Closing Notice. On the Closing Date, VS PubCo shall issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor (or its nominee) or as otherwise directed by the Investor, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), on VS PubCo’s share register; provided, however, that VS PubCo’s obligation to issue the Shares to the Investor is contingent upon VS PubCo having received the Subscription Amount in full accordance with this Section 2. For purposes of this Subscription Agreement, “business day” shall mean a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business. In the event the Closing Date does not occur within one (1) business day after the expected closing date set forth in the Closing Notice, VS PubCo shall promptly (but not later than two business days thereafter) return the Subscription Amount to the Investor, and any book entries shall be deemed cancelled.]2

1        For Fidelity.

2        For investors other than Fidelity.

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3.                  Closing Conditions.

a.                   The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the following conditions:

(i)                 there shall not be in force any order, judgment or injunction, in each case, entered into by or with any governmental authority which is then in effect and has the effect of making consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby; and

(ii)              (A) all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be satisfied at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and (B) the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing.

b.                  In addition to the conditions set forth in Section 3(a), the obligation of VS PubCo to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the condition that all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (unless they specifically speak as of an earlier date, in which case they shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date.

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c.                   In addition to the conditions set forth in Section 3(a), the obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the following conditions that: (i) (A) the representations and warranties of Horizon and VS PubCo contained in Sections 5(a), 5(c) and 5(l) of this Subscription Agreement shall be true and correct in all material respects at and as of the Closing Date and (B) all other representations and warranties of Horizon and VS PubCo contained in this Subscription Agreement shall be true and correct at and as of the Closing Date, other than any failures to be true and correct that would not result, individually or in the aggregate, in a Material Adverse Effect, (ii) each of Horizon and VS PubCo shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Subscription Agreement to have been performed, satisfied or complied with by it at or prior to Closing, (iii) except to the extent consented to in writing by the Investor, the Transaction Agreement (as the same exists on the date hereof) shall not have been amended or modified, and no waiver shall have occurred thereunder, that would reasonably be expected to materially adversely affect the economic benefits that the Investor would reasonably expect to receive under this Subscription Agreement, (iv) there shall have been no amendment, waiver or modification to the Other Subscription Agreements (including via a side letter or other agreement) that materially benefits the Other Investors thereunder unless the Investor has been offered the same benefits, and (v) no suspension of the qualification of the Shares for offering or sale in any jurisdiction shall have occurred, and the Shares acquired hereunder shall have been approved for listing on the NYSE (as defined below), subject to official notice of issuance.

4.                  Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.                  Horizon and VS PubCo Representations and Warranties. Each of Horizon and VS PubCo, as applicable, represents and warrants to the Investor that:

a.                   Horizon is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands (to the extent such concept exists in such jurisdiction). Horizon has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement. VS PubCo is duly incorporated, validly existing and in good standing under the laws of the State of Delaware. VS PubCo has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

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b.                  As of the Closing Date, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under VS PubCo’s certificate of incorporation or bylaws (each as amended as of the Closing Date), by contract or under the General Corporation Law of the State of Delaware.

c.                   This Subscription Agreement has been duly authorized, executed and delivered by each of Horizon and VS PubCo and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Investor, this Subscription Agreement is enforceable against each of Horizon and VS PubCo in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.                  The execution and delivery of, and the performance of the transactions contemplated by this Subscription Agreement, including the issuance and sale of the Shares and the compliance by each of Horizon and VS PubCo with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Horizon or VS PubCo, as applicable, pursuant to the terms of (i) any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which Horizon or VS PubCo, as applicable, is a party or by which Horizon or any of its subsidiaries is bound or to which any of the property or assets of Horizon or VS PubCo, as applicable, is subject that would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of Horizon or VS PubCo, as applicable, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of Horizon or VS PubCo, as applicable, to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of Horizon or VS PubCo, as applicable; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Horizon or VS PubCo, as applicable, or any of their respective properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of Horizon or VS PubCo, as applicable, to comply in all material respects with this Subscription Agreement.

e.                   As of their respective dates, all reports (the “SEC Reports”) required to be filed by Horizon with the U.S. Securities and Exchange Commission (the “SEC”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended, (the “Securities Act”) and the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of Horizon included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of Horizon as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Investor acknowledges that (i) the Staff of the SEC issued the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021 (the “Statement”), (ii) Horizon continues to review the Statement and its implications, including on the financial statements and other information included in its SEC Reports and (iii) any restatement, revision or other modification of the SEC Reports in connection with such a review of the Statement or any subsequent related agreements or other guidance from the Staff of the SEC shall be deemed not material for purposes of this Agreement, including for purposes of this Section 5(e) and Section 6(f) below. A copy of each SEC Report is available to the Investor via the SEC’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by Horizon from the staff of the Division of Corporation Finance of the SEC with respect to any of the SEC Reports.

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f.                    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, neither Horizon nor VS PubCo is required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by Horizon or VS PubCo of this Subscription Agreement (including, without limitation, the issuance of the Shares), other than (i) filings with the SEC, (ii) filings required by applicable state securities laws, (iii) filings required in accordance with Section 12 of this Subscription Agreement, (iv) filings required by the New York Stock Exchange (“NYSE”), including with respect to obtaining approval of Horizon’s shareholders, if applicable, (v) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, if applicable and (vi) filings that the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

g.                  Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of Horizon, threatened against Horizon or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against Horizon. Except for such matters as have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of VS PubCo, threatened against VS PubCo or (ii) judgment, decree, injunction, ruling or order of any governmental entity or arbitrator outstanding against VS PubCo. Each of Horizon and VS PubCo is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Material Adverse Effect. Horizon has not received any written communication from a governmental authority that alleges that Horizon is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. VS PubCo has not received any written communication from a governmental authority that alleges that VS PubCo is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

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h.                  As of the date of this Subscription Agreement, the authorized share capital of Horizon consists of (i) 400,000,000 Class A Shares, of which 54,398,433 shares are issued and outstanding, (ii) 40,000,000 Class B Shares, of which 13,599,608 shares are issued and outstanding and (iii) 1,000,000 preference shares of par value of $0.0001 each, of which no shares are issued and outstanding. As of the date of this Subscription Agreement, 24,652,580 warrants to purchase Class A Shares, with each such warrant exercisable for one whole Class A Share at a price of $11.50 per share, are issued and outstanding. All (1) issued and outstanding Class A Shares and Class B Shares have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Other Subscription Agreements, the Transaction Agreement, the Sponsor Support Agreement, the Exchange Agreement and the other agreements and arrangements referred to therein or in the SEC Reports, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Horizon any Class A Shares, Class B Shares or other equity interests in Horizon, or securities convertible into or exchangeable or exercisable for such equity interests. There are no securities or instruments issued by or to which Horizon is a party containing anti-dilution or similar provisions that will be triggered by the transactions contemplated by the Transaction Agreement or the issuance of the Shares hereunder or pursuant to the Other Subscription Agreements. As of the date hereof, Horizon has no subsidiaries and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which Horizon is a party or by which it is bound relating to the voting of any securities of Horizon, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. The authorized capital stock of VS PubCo as of the date hereof consists of 1,000 shares of common stock, par value $0.01 per share (“Common Stock”). As of the date hereof 100 shares of Common Stock are issued and outstanding.

i.                    As of the date hereof, the issued and outstanding Class A Shares of Horizon are registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on the NYSE under the symbol “HZAC” (it being understood that the trading symbol will be changed in connection with the Transaction). There is no suit, action, proceeding or investigation pending or, to the knowledge of Horizon, threatened against Horizon by NYSE or the SEC, respectively, to prohibit or terminate the listing of Horizon’s Class A Shares on NYSE or to deregister the Class A Shares under the Exchange Act. Horizon has taken no action that is designed to terminate the registration of the Class A Shares under the Exchange Act, other than as contemplated by the Transaction Agreement. Upon consummation of the Closing, the Shares will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on NYSE, and the Shares issued hereunder will be approved for listing on the NYSE, subject to official notice of issuance.

j.                    Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6 of this Subscription Agreement, no registration under the Securities Act is required for the offer and sale of the Shares hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

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k.                  VS PubCo is not, and immediately after receipt of payment for the Shares will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

l.                    Neither Horizon nor VS PubCo has entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the undersigned could become liable. Other than the Placement Agents (as defined below), neither Horizon nor VS PubCo is aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Shares.

m.                If the Investor is an individual, Horizon and VS PubCo hereby understand and acknowledge that neither Placement Agent, nor any of their respective affiliates is acting as a placement agent in connection with the offer and sale of the Shares to the Investor.

Neither Horizon nor VS PubCo has entered into any side letter or similar agreement with any Other Investor or any other investor in connection with such Other Investor’s or other investor’s direct or indirect investment in VS PubCo or Horizon other than the Other Subscription Agreements, the Transaction Agreement and the Sponsor Support Agreement to be entered into substantially concurrently with the entry into the Transaction Agreement. The Other Subscription Agreements reflect the same Per Share Purchase Price and other terms and conditions with respect to the purchase of Shares that are no more favorable to such investor thereunder than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares.

6.                  Investor Representations and Warranties. The Investor represents and warrants to Horizon, on behalf of itself and, if applicable, each account for which it is acquiring the Shares, that:

a.                   The Investor (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, each owner of such account is a qualified institutional buyer, and the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution of the Shares in any manner that would violate the Securities Act (and shall provide the requested information set forth on Schedule A) or any securities laws of the United States or any other jurisdiction. The Investor is not an entity formed for the specific purpose of acquiring the Shares. The Investor further acknowledges that it is aware that the sale to it is being made in reliance on a private placement exemption from registration under the Securities Act and is acquiring the Shares for its own account or for an account over which it exercises sole discretion for another qualified institutional buyer or accredited investor.

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b.                  The Investor (i) is an institutional account as defined in FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including its participation in the purchase of the Shares, and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Shares. Accordingly, the Investor understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).

c.                   The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act or any other applicable securities laws. The Investor acknowledges and agrees that the Shares are being offered for resale in transactions not requiring registration under the Securities Act, and unless so registered, may not be offered, sold, pledged or otherwise transferred by the Investor except in compliance with the registration requirements of the Securities Act or any other applicable securities laws, pursuant to any exemption therefrom or in a transaction not subject thereto. The Investor acknowledges and agrees that the Shares will not be immediately eligible for resale pursuant to Rule 144 promulgated under the Securities Act. The Investor acknowledges and agrees that it has been advised to consult legal counsel prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

d.                  The Investor acknowledges and agrees that the Investor is purchasing the Shares from VS PubCo. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of Horizon, VS PubCo, or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of Horizon and VS PubCo, as applicable, expressly set forth in Section 5 of this Subscription Agreement.

e.                   The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

f.                    The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to Horizon, VS PubCo, the Transaction and the business of Vivid Seats LLC and its direct and indirect subsidiaries (together, the “Target”). Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the SEC Reports. The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had an opportunity to directly ask such questions, receive such answers and obtain such information from Horizon and VS PubCo as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

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g.                  The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and Horizon, VS PubCo or a representative of Horizon or VS PubCo, and the Shares were offered to the Investor solely by direct contact between the Investor and Horizon, VS PubCo or a representative of Horizon or VS PubCo. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered to it in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, Horizon, VS PubCo, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of Horizon and VS PubCo, as applicable, contained in Section 5 of this Subscription Agreement, in making its investment decision with respect to the Shares.

h.                  The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in Horizon’s and/or VS PubCo’s, as applicable, filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision.

i.                    Alone, or together with any professional advisor(s), the Investor has analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Shares. The Investor acknowledges specifically that a possibility of total loss exists.

j.                    The Investor acknowledges that it is able to fend for itself in the transactions contemplated herein; has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its prospective investment in the Shares; and has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment. None of the Placement Agents, any of their respective affiliates or any of them or their control persons, officers, directors or employees shall have any liability to it or any account for which it is acquiring the Shares, in connection with any purchase of the Shares.

k.                  Except for the representations, warranties and agreements of Horizon, VS PubCo or their respective affiliates expressly set forth in any purchase agreement or similar document, the Investor is relying on its own sources of information, investment analysis and due diligence (including professional advice it deems appropriate) with respect to the Transaction, the Shares and the business, financial condition or results of operations of Horizon, VS PubCo or their respective affiliates, including but not limited to all business, legal, regulatory, accounting, credit and tax matters. In making its decision to purchase the Shares, the Investor has relied solely upon its own independent investigation of Horizon, VS PubCo, the Target, their respective affiliates, the Shares and the offer and sale of the Shares. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of the Placement Agents or any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning Horizon, VS PubCo, the Target, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares. The Investor further acknowledges it has (i) had access to, and an adequate opportunity to review and understand the materials and information made available to it in connection with the Transaction, including financial and other information as it deems necessary to make its decision to purchase the Shares, and (ii) has made its own assessment and satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares.

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l.                    The Investor acknowledges that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

m.                The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

n.                  The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding agreement of Horizon and VS PubCo, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally or (ii) principles of equity, whether considered at law or equity.

o.                  The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived.

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p.                  No disclosure or offering document has been prepared by Credit Suisse Securities (USA) LLC (“Credit Suisse”), Evercore Group L.L.C. (“Evercore”), or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.

q.                  Neither the Placement Agents, nor any of their respective affiliates, nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to Horizon, VS PubCo, the Target or their respective affiliates or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by Horizon, VS PubCo, the Target or their respective affiliates. The Placement Agents have not made and do not make any representations as to Horizon, VS PubCo, the Target or the quality or value of the Shares.

r.                    The Investor acknowledges that, in connection with the issue and purchase of the Shares, the Placement Agents have not acted as its financial advisor or fiduciary. In addition, the Investor acknowledges and agrees that the Placement Agents have not provided any recommendation or investment advice nor have the Placement Agents solicited any action from it with respect to the offer and sale of the Shares and it has consulted with its own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The Investor further acknowledges and agrees that, although the Placement Agents may choose to provide certain Regulation Best Interest and Form CRS disclosures or other documentation to it in connection with the offer and sale of the Shares, the Placement Agents are not making a recommendation to participate in the offer and sale of the Shares, or to enter into any purchase agreement or similar document, and nothing set forth in any such disclosure or documents that may be provided to it from time to time is intended to suggest that the Placement Agents are making such a recommendation.

s.                   The Investor has or has commitments to have and, when required to deliver payment to VS PubCo pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

t.                    The Investor acknowledges that the purchase and sale of Shares hereunder meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J).

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u.                  The Investor acknowledges that Placement Agents may have acquired, or during the term of this Subscription Agreement may acquire, non-public information with respect to Horizon, VS PubCo, the Target or their respective affiliates, which the Investor agrees, subject to requirements under applicable law, need not be provided to it.

v.                  The Investor hereby acknowledges and agrees that (a) Credit Suisse is acting solely as Placement Agent in connection with the Transaction and is not acting as an underwriter or in any other capacity and is not and shall not be construed as a fiduciary for it, Horizon, VS PubCo, their respective affiliates or any other person or entity in connection with the Transaction, (b) Credit Suisse has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction, (c) Credit Suisse will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, financial condition or results of operations of Horizon, VS PubCo, the Target, their respective affiliates or the Transaction, and (d) Credit Suisse shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by it, Horizon, VS PubCo, their respective affiliates or any other person or entity), whether in contract, tort or otherwise, to it, or to any person claiming through it, in respect of the Transaction.

w.                The Investor acknowledges that Evercore is acting both as placement agent in connection with the offer and sale of the Shares to be issued pursuant to this Transaction and as financial advisor to the Target in connection with the business combination to which the sale of the Shares relates, and that Evercore may receive fees both for its placement agent services and financial advisory services. The Investor also acknowledges and agrees that (a) Evercore is not acting as an underwriter and is not and shall not be construed as a fiduciary for it, Horizon, VS PubCo, their respective affiliates or any other person or entity in connection with the Transaction; provided, however, that Evercore is acting as a financial advisor to the Target, (b) Evercore has not made and will not make any representation or warranty, whether express or implied, of any kind or character and have not provided any advice or recommendation in connection with the Transaction, (c) Evercore will have no responsibility with respect to (i) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (ii) the business, financial condition or results of operations of Horizon, VS PubCo, the Target, any of their respective affiliates or the Transaction, and (d) Evercore shall have no liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by it, Horizon, VS PubCo, their respective affiliates or any other person or entity), whether in contract, tort or otherwise, to it, or to any person claiming through it, in respect of the Transaction.

x.                  If the Investor is an individual, the Investor hereby understands and acknowledges that neither Placement Agent, nor any of their respective affiliates is acting as a placement agent in connection with the offer and sale of the Shares to the Investor.

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7.                  Registration Rights.

a.                   In the event that the Shares are not registered in connection with the consummation of the Transaction, VS PubCo agrees that, within thirty (30) calendar days after the consummation of the Transaction (the “Filing Deadline”), it will file with the SEC (at its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) ninety (90) calendar days after the filing thereof (or one hundred and twenty (120) calendar days after the filing thereof if the SEC notifies VS PubCo that it will “review” the Registration Statement) and (ii) ten (10) business days after VS PubCo is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review (such date, the “Effectiveness Date”). VS PubCo agrees to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the date the initial Registration Statement filed hereunder is declared effective, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) the date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 of the Securities Act within ninety (90) days without limitation as to the amount of such securities that may be sold and without the requirement for VS PubCo to be in compliance with the current public information requirement under Rule 144(c) (or Rule 144(i)(2), if applicable) (the earliest of (i)–(iii) being the “Expiration”). The Investor agrees to disclose its ownership to VS PubCo upon request to assist it in making the determination described above. The Investor acknowledges and agrees that VS PubCo may suspend the use of any such registration statement if it determines in good faith that, in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, provided, that (A) VS PubCo shall not so delay filing or so suspend the use of the Registration Statement for a period of more than sixty (60) consecutive days or more than a total of one hundred and twenty (120) calendar days, in each case in any three hundred sixty (360) day period, and (B) VS PubCo shall use commercially reasonable efforts to make such registration statement available for the sale by the Investor of such securities as soon as practicable thereafter. VS PubCo’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to VS PubCo such information regarding the Investor, the securities of VS PubCo held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by VS PubCo to effect the registration of such Shares, and shall execute such documents in connection with such registration as VS PubCo may reasonably request that are customary of a selling stockholder in similar situations, provided, however, that the Investor shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. VS PubCo will provide a draft of the Registration Statement to the Investor for review at least two (2) business days in advance of filing the Registration Statement. So long as the Investor delivers to VS PubCo a completed questionnaire (which shall include representations and warranties as to relevant matters), the Investor shall not be identified as a statutory underwriter in the Registration Statement unless in response to a comment or request from the staff of the SEC or another regulatory agency; provided, however, that if the SEC requests that the Investor be identified as a statutory underwriter in the Registration Statement, the Investor will have an opportunity to withdraw from the Registration Statement. Notwithstanding the foregoing, if the SEC prevents VS PubCo from including any or all of the Shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of the Shares by the applicable shareholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of Shares as is permitted by the SEC. In such event, the number of Shares to be registered for each selling shareholder named in the Registration Statement shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional Shares under Rule 415 under the Securities Act, VS PubCo shall file a new Registration Statement to register such Shares not included in the initial Registration Statement and cause such Registration Statement to become effective as promptly as practicable consistent with the terms of this Section 7. For purposes of clarification, any failure by VS PubCo to file the Registration Statement by the Filing Deadline or to effect such Registration Statement by the Effectiveness Date shall not otherwise relieve VS PubCo of its obligations to file or effect the Registration Statement set forth in this Section 7. For purposes of this Section 7, “Shares” shall mean, as of any date of determination, the Shares acquired by the Investor pursuant to this Subscription Agreement and any other equity security issued or issuable with respect to such Shares by way of stock split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event, and “Investor” shall include any affiliate of the undersigned Investor to which the rights under this Section 7 have been duly assigned.

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b.                  Prior to the Expiration, VS PubCo shall advise the Investor within three (3) business days (at VS PubCo’s expense): (i) when a Registration Statement or any post-effective amendment thereto has become effective; (ii) of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose; (iii) of the receipt by VS PubCo of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and (iv) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading (provided that any such notice pursuant to this Section 7(b)(iv) shall solely provide that the use of the Registration Statement or prospectus has been suspended without setting forth the reason for such suspension). VS PubCo shall use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable. Upon the occurrence of any event contemplated in clauses (i) through (iv) above, except for such times as VS PubCo is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a registration statement, VS PubCo shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such registration statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Investor agrees that it will immediately discontinue offers and sales of the Shares using a Registration Statement until the Investor receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above in clause (iv) and receives notice that any post-effective amendment has become effective or unless otherwise notified by VS PubCo that it may resume such offers and sales. If so directed by VS PubCo, the Investor will deliver to VS PubCo or, in the Investor’s sole discretion destroy, all copies of the prospectus covering the Shares in the Investor’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply (x) to the extent the Investor is required to retain a copy of such prospectus in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or in accordance with a bona fide pre-existing document retention policy or (y) to copies stored electronically on archival servers as a result of automatic data back-up.

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c.                   Prior to the Expiration, VS PubCo will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to the Registration Statement. For as long as the Investor holds Shares, VS PubCo will use commercially reasonable efforts to file all reports necessary to enable the undersigned to resell the Shares pursuant to Rule 144 of the Securities Act (when Rule 144 of the Securities Act becomes available to the Investor). In addition, in connection with any sale, assignment, transfer or other disposition of the Shares by the Investor pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by the Investor become freely tradable and upon compliance by the Investor with the requirements of this Section 7(c), if requested by the Investor, VS PubCo shall cause the transfer agent for the Shares (the “Transfer Agent”) to remove any restrictive legends related to the book entry account holding such Shares and make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from the Investor, provided that VS PubCo and the Transfer Agent have timely received from the Investor customary representations and other documentation reasonably acceptable to VS PubCo and the Transfer Agent in connection therewith. Subject to receipt from the Investor by VS PubCo and the Transfer Agent of customary representations and other documentation reasonably acceptable to VS PubCo and the Transfer Agent in connection therewith, the Investor may request that VS PubCo remove any legend from the book entry position evidencing its Shares and VS PubCo will, if required by the Transfer Agent, cause an opinion of VS PubCo’s counsel be provided, in a form reasonably acceptable to the Transfer Agent, to the effect that the removal of such restrictive legends in such circumstances may be effected under the Securities Act, following the earliest of such time as such Shares (i) (x) are subject to or (y) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144, or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for VS PubCo to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, VS PubCo shall, in accordance with the provisions of this section and within three (3) trading days of any request therefor from the Investor accompanied by such customary and reasonably acceptable representations and other documentation referred to above establishing that restrictive legends are no longer required, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. VS PubCo shall be responsible for the fees of its Transfer Agent, its legal counsel and all DTC fees associated with such issuance.

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d.                  Indemnification.

(i)                 VS PubCo agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, officers, employees, investment advisers and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) and each affiliate of the Investor (within the meaning of Rule 405 under the Securities Act) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to VS PubCo by or on behalf of the Investor expressly for use therein.

(ii)              The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements or any other selling shareholder under the Registration Statement, to indemnify and hold harmless VS PubCo, its directors and officers and agents and each person who controls VS PubCo (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)            Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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(iv)             The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v)               If the indemnification provided under this Section 7(d) from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 7(d) from any person who was not guilty of such fraudulent misrepresentation. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such contribution obligation.

8.                  Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and VS PubCo to terminate this Subscription Agreement, (c) on or after the Agreement End Date (as defined in the Transaction Agreement as the same exists on the date of this Subscription Agreement), if the Closing has not occurred by such date, or (d) if any of the conditions to Closing set forth in Section 3 of this Subscription Agreement are not satisfied or waived, or are not capable of being satisfied, on or prior to the Closing and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated at the Closing (the termination events described in clauses (a)–(d) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. Horizon shall notify the Investor in writing of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to VS PubCo in connection herewith shall promptly (and in any event within one (1) business day) following the Termination Event be returned to the Investor.

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9.                  Trust Account Waiver. The Investor acknowledges that Horizon is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving Horizon and one or more businesses or assets. The Investor further acknowledges that, as described in Horizon’s prospectus relating to its initial public offering dated August 20, 2020 (the “Prospectus”) available at www.sec.gov, substantially all of Horizon’s assets consist of the cash proceeds of Horizon’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of Horizon, its public shareholders and the underwriters of Horizon’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to Horizon to pay its tax obligations, if any, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of Horizon entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 9 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of any Class A Shares, pursuant to a validly exercised redemption right with respect to any such Class A Shares.

10.              Miscellaneous.

a.                   Neither this Subscription Agreement nor any rights that may accrue to the Investor hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned; provided that the Investor may assign its rights and obligations under this Subscription Agreement to one or more of its affiliates (including other investment funds or accounts managed or advised by the investment manager who acts on behalf of the Investor or an affiliate thereof); provided, that no such assignment shall relieve the Investor of its obligations hereunder.

b.                  Horizon and VS PubCo may request from the Investor such additional information as Horizon and/or VS PubCo may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall provide such information as may reasonably be requested, to the extent readily available and to the extent consistent with the Investor’s internal policies and procedures; provided that each of Horizon and VS PubCo agrees to keep any such information provided by the Investor confidential except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which Horizon’s or VS PubCo’s, as applicable securities are listed for trading. The Investor acknowledges and agrees that if it does not provide VS PubCo with such requested information, VS PubCo may not be able to register the Investor’s Shares for resale pursuant to Section 7 hereof. The Investor acknowledges that Horizon and/or VS PubCo may file a form of this Subscription Agreement that does not identify the Investor with the SEC as an exhibit to a periodic report or a registration statement of Horizon and/or VS PubCo.

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c.                   The Investor acknowledges that Horizon and VS PubCo will rely on the acknowledgments, understandings, agreements, representations and warranties contained in Section 6 of this Subscription Agreement. Prior to the Closing, each party hereto agrees to promptly notify the other parties hereto and the Placement Agents if any of their respective acknowledgments, understandings, agreements, representations and warranties set forth in Section 5 or Section 6, as applicable, above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case such party shall notify the other parties and the Placement Agents if they are no longer accurate in any respect).

d.                  Horizon, VS PubCo and the Placement Agents (each as a third party beneficiary with right of enforcement as set forth in this Subscription Agreement) are each irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 10(d) shall not give the Placement Agents any rights other than those expressly set forth herein and, without limiting the generality of the foregoing and for the avoidance of doubt, in no event shall the Target be entitled to rely on any of the representations and warranties of Horizon set forth in this Subscription Agreement.

e.                   The Investor hereby acknowledges and agrees that it will not, nor will any person acting at the Investor’s direction or pursuant to any understanding with Investor (including Investor’s controlled affiliates), directly or indirectly, offer, sell, pledge, contract to sell, sell any option in, or engage in hedging activities or execute any “short sales” (as defined in Rule 200 of Regulation SHO under the Exchange Act) with respect to, any Shares or any securities of Horizon or any instrument exchangeable for or convertible into any Shares or any securities of Horizon until the consummation of the Transaction (or such earlier termination of this Subscription Agreement in accordance with its terms). For the avoidance of doubt, this Section 10(e) shall not apply to any sale (including the exercise of any redemption right) of securities of Horizon (i) held by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates prior to the execution of this Subscription Agreement or (ii) purchased by the Investor, its controlled affiliates or any person or entity acting on behalf of the Investor or any of its controlled affiliates in open market transactions after the execution of this Subscription Agreement. Notwithstanding the foregoing, (i) nothing herein shall prohibit any entities under common management with the Investor that have no knowledge of this Subscription Agreement or of the Investor’s participation in the transactions contemplated hereby (including the Investor’s controlled affiliates and/or affiliates) from entering into any short sales; (ii) in the case of an Investor that is a multimanaged investment vehicle whereby separate portfolio managers manage separate portions of such Investor’s assets and the portfolio managers have no knowledge of the investment decisions made by the portfolio managers managing other portions of such Investor’s assets, this Section 10(e) shall only apply with respect to the portion of assets managed by the portfolio manager that made the investment decision to purchase the Shares covered by this Subscription Agreement.

f.                    All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing. For the avoidance of doubt, if for any reason the Closing does not occur prior to the consummation of the Transaction, all representations, warranties, covenants and agreements of the parties hereunder shall survive the consummation of the Transaction and remain in full force and effect.

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g.                  This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 8 above) except by an instrument in writing, signed by each of the parties hereto. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

h.                  This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 7(d), Section 10(d), this Section 10(h), the last two sentences of Section 10(l) and Section 11 with respect to the persons specifically referenced therein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions.

i.                    Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.                    If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.                  This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in ..pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.                    The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Placement Agents shall be entitled to rely on the provisions of the Subscription Agreement of which the Placement Agents are each an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein. For the avoidance of doubt, each of the Placement Agents are third party beneficiaries with rights to enforce Section 5, Section 6, Section 10 and Section 11 hereof on their own behalf and not on behalf of Horizon or VS PubCo.

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m.                If any change in the number, type or classes of authorized shares of VS PubCo (including the Shares), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor and Per Share Purchase Price shall be appropriately adjusted to reflect such change.

n.                  This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

o.                  THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF THE STATE OF NEW YORK SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS SUBSCRIPTION AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS SUBSCRIPTION AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A NEW YORK STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 10(p) OF THIS SUBSCRIPTION AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

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EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10(l).

p.                  Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to Horizon and VS PubCo.

11.              Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation, warranty or other information made or provided by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of Horizon and VS PubCo, as applicable, expressly contained in Section 5 of this Subscription Agreement, in making its investment or decision to invest in VS PubCo. The Investor acknowledges and agrees that, other than the statements, representations and warranties of Horizon and VS PubCo, as applicable, expressly contained in Section 5 of this Subscription Agreement, none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing) or (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing shall have any liability to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by Horizon, VS PubCo, the Target, the Placement Agents or any Non-Party Affiliate concerning Horizon, VS PubCo, the Target, the Placement Agents, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of Horizon, VS PubCo, the Placement Agents or any of Horizon’s, VS PubCo’s or the Placement Agents’ respective controlled affiliates or any family member of the foregoing.

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12.              Disclosure. Horizon shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Sponsor Support Agreement, the Exchange Agreement, the Transaction and any other material, nonpublic information that Horizon has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the actual knowledge of Horizon, the Investor shall not be in possession of any material, non-public information received from Horizon or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with Horizon, the Placement Agents or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, Horizon shall not, without the prior written consent of the Investor, publicly disclose the name of the Investor, its investment advisor or any of their respective affiliates or advisers, or include the name of the Investor, its investment advisor or any of their respective affiliates or advisers (i) in any press release or marketing materials or (ii) in any filing with the SEC or any regulatory agency or trading market, except (A) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (B) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which Horizon’s and/or VS PubCo’s securities are listed for trading, provided, that in the case of this clause (ii), Horizon and/or VS PubCo shall provide Investor with prior written notice (including by e-mail) of such permitted disclosure, and shall reasonably consult with Investor regarding such disclosure.

13.              Separate Obligations. For the avoidance of doubt, all obligations of the Investor hereunder are separate and several from the obligations of any Other Investor. The decision of Investor to purchase the Shares pursuant to this Subscription Agreement has been made by Investor independently of any Other Investor or any other investor and independently of any information, materials, statements or opinions as to the business, financial condition or results of operations of Horizon, VS PubCo, Target, or any of their respective subsidiaries which may have been made or given by any Other Investor or by any agent or employee of any Other Investor, and neither Investor nor any of its agents or employees shall have any liability to any Other Investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Investor or Other Investors pursuant hereto or thereto, shall be deemed to constitute Investor and Other Investor as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that Investor and Other Investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. The Investor acknowledges that no Other Investor has acted as agent for Investor in connection with making its investment hereunder and no Other Investor will be acting as agent of Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. The Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Investor to be joined as an additional party in any proceeding for such purpose.

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14.              Massachusetts Business Trust. If Investor is a Massachusetts Business Trust, a copy of the Declaration of Trust of Investor or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Investor or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Investor or any affiliate thereof individually but are binding only upon Investor or any affiliate thereof and its assets and property.

[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

Name of Investor:	State/Country of Formation or Domicile:

By:
Name:
Title:

Name in which Shares are to be registered
(if different):	Date: , 2021

Investor’s EIN:

Business Address – Street:	Mailing Address – Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:

Facsimile No.:

Email:
Facsimile No.:
Number of Shares subscribed for:
Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by Horizon in the Closing Notice.

IN WITNESS WHEREOF, Horizon has accepted this Subscription Agreement as of the date set forth below.

HORIZON ACQUISITION CORP.

By:
Name:
Title:

For purpose of notice:

Address:

Telephone No.:

Facsimile No.:

Email:

Attn:

VIVID SEATS INC.

By:
Name:
Title:

For purpose of notice:

Address:

Telephone No.:

Facsimile No.:

Email:

Attn:

Date: April , 2021

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

1.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐	We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

** OR **

2.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

(i)	☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

(ii)	☐ We are not a natural person.

Rule 501(a), under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Investor and under which Investor accordingly qualifies as an “accredited investor.”

☐	Any bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer pursuant to section 5 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in Section 2(a)(13) of the Securities Act;

☐	Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐	Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐	Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000, or (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 or;

☐	Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐	Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse, exceeds $1,000,000. For purposes of calculating a natural person’s net worth: (a) the person’s primary residence shall not be included as an asset; (b) indebtedness that is secured by the person’s primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding sixty (60) days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and (c) indebtedness that is secured by the person’s primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

☐	Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

☐	Any trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D;

☐	Any entity in which all of the equity owners are “accredited investors”;

☐	Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status, such as a General Securities Representative license (Series 7), a Private Securities Offerings Representative license (Series 82) and an Investment Adviser Representative license (Series 65);

☐	Any “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 which was not formed for the purpose of investing in Vivid Seats Inc., a Delaware corporation (“VS PubCo”), has assets under management in excess of $5,000,000 and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; or

☐	Any “family client,” as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office, whose prospective investment in VS PubCo is directed by such family office, and such family office is one (i) with assets under management in excess of $5,000,000, (ii) that was not formed for the specific purpose of investing in VS PubCo, and (iii) whose prospective investment in VS PubCo is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of such prospective investment.

This page should be completed by the Investor
and constitutes a part of the Subscription Agreement.

Exhibit F – Form of Second A&R LLCA

See attached.

[Agreed Form]

HOYA INTERMEDIATE, LLC

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of [ • ], 2021

THE UNITS ISSUED PURSUANT TO THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

CERTAIN UNITS MAY ALSO BE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH HEREIN AND/OR IN A SEPARATE AGREEMENT WITH THE INITIAL HOLDER OF SUCH UNITS. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER OF SUCH UNITS UPON WRITTEN REQUEST TO THE COMPANY AND WITHOUT CHARGE.

i

ii

iii

HOYA INTERMEDIATE, LLC
SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT

THIS SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT of Hoya Intermediate, LLC, a Delaware limited liability company (the “Company”), is entered into as of [ • ], 2021, by and among the Company, Vivid Seats Inc., a Delaware corporation (“Vivid Seats”), and Hoya Topco, LLC, a Delaware limited liability company (“TopCo”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in Article I.

WHEREAS, the Certificate was filed with the Office of the Secretary of State of Delaware on February 16, 2016;

WHEREAS, the Amended and Restated Limited Liability Agreement of the Company, was entered into as of June 30, 2017, and subsequently amended by that certain First Amendment, dated as of January 25, 2018 (as so amended, the “Prior Agreement”);

WHEREAS, the Company is party to that certain Transaction Agreement, dated as of April [ • ], 2021 (the “Transaction Agreement”), by and among Horizon Acquisition Corporation, a Cayman Islands exempted company (“Horizon”), Horizon Sponsor, LLC, a Delaware limited liability company, TopCo, the Company and Vivid Seats, pursuant to which, among other things, (i) the Company entered into a merger with [Hoya Recap Merger Sub LLC] and, in connection with the merger, the Company’s equity interests were recapitalized into Common Units and all unitholders of the Company (other than TopCo and the Crescent Holders) received units in TopCo, (ii) Horizon was merged with and into Vivid Seats, with Vivid Seats remaining as the surviving corporation of the merger, (iii) Vivid Seats will be admitted as a Member of the Company and will contribute funds to the Company in exchange for newly-issued Common Units in the Company, (iv) Vivid Seats will purchase, directly or indirectly, Common Units in the Company from the Crescent Blocker Sellers, (v) Vivid Seats will issue Class B Common Stock and warrants to purchase Class B Common Stock to TopCo, (vi) the Company will issue Warrants to Vivid Seats pursuant to a Warrant Agreement, (vii) the Company will issue Warrants to TopCo pursuant to a Warrant Agreement, (viii) the Company will redeem all Common Units held by the Redeemed Crescent Parties, and (ix) Vivid Seats, the Company and TopCo will enter into a Tax Receivable Agreement (as defined below), pursuant to which Vivid Seats will be obligated to make payments to certain parties related to certain tax benefits realized or deemed realized (clauses (i) through (ix), collectively, the “Transactions”); and

WHEREAS, the parties desire to amend and restate the Prior Agreement as set forth herein to give effect to the Transactions and reflect the admission of Vivid Seats as a Member of the Company.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meaning:

“Additional Member” means a Person admitted to the Company as a Member pursuant to Section 8.2 in connection with issuance of Units to such Person in compliance with the terms of this Agreement.

“Adjusted Capital Account Deficit” means, with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person’s Capital Account balance shall be (i) reduced for any items described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulation Sections 1.704-1(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or 1.704-2(g)(1) and 1.704-2(i) (relating to Minimum Gain).

“Affiliate” of any Person means any other Person controlled by, controlling or under common control with such Person, and in the case of any Unitholder that is a partnership, limited liability company, corporation or similar entity, any partner, member or stockholder of such Unitholder; provided, that the Company and its Subsidiaries shall not be deemed to be Affiliates of any Unitholder. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

“Agreement” means this Second Amended and Restated Limited Liability Company Agreement, as it may be amended, modified and/or waived from time to time in accordance with the terms hereof.

“Assumed Tax Liability” means, with respect to any Unitholder for any Fiscal Quarter or the portion thereof, an amount, which in the good faith estimation of the Board, equals the product of (a) the amount of taxable income of the Company allocable to such Unitholder in respect of such Fiscal Quarter or portion thereof (which shall include gross or net income allocations of items of Profit or Loss and guaranteed payments for the use of capital), determined (x) without regard to adjustments under Section 732(d), 734(b) and 743(b) of the Code and (y) reducing such taxable income by net taxable losses, deductions or credits of the Company allocated to such Unitholder for prior taxable periods or portions thereof to the extent that such losses, deductions or credits (1) are of a type or character (e.g., in the case of losses, ordinary or capital) that would permit the losses, deductions or credits to be deducted or utilized by such Unitholder against the current taxable income of the Company allocable to the Unitholder for such Fiscal Quarter and (2) have not previously been taken into account in determining such Unitholder’s Assumed Tax Liability, multiplied by (b) the Assumed Tax Rate.

“Assumed Tax Rate” means the combined maximum U.S. federal, state, and local income tax rate applicable to a taxable individual or corporation in any jurisdiction in the United States (whichever is higher), including pursuant to Section 1411 of the Code, in each case, taking into account all jurisdictions in which the Company is required to file income tax returns and the relevant apportionment information, in effect for the applicable Fiscal Quarter (taking into account the character of the income and excluding any reductions in rates attributable to Section 199A of the Code). The Assumed Tax Rate shall be the same for all Unitholders, regardless of the actual combined income tax rate of the Unitholder or its direct or indirect owners and the Manager may adjust the Assumed Tax Rate as it reasonably determines is necessary to take into account the effect of any changes in applicable tax law.

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“Base Rate” means, as of any date, a variable rate per annum equal to the rate of interest most recently published by The Wall Street Journal as the “prime rate” at large U.S. money center banks.

“Blocker Corporation” has the meaning set forth in Section 9.8.

“Blocker Merger Transaction” has the meaning set forth in Section 9.8.

“Board” has the meaning set forth in Section 5.1(a).

“Book Value” means, with respect to any of the Company property, the Company’s adjusted basis for U.S. federal income Tax purposes, adjusted from time to time to reflect the adjustments required or permitted (in the case of permitted adjustments, to the extent the Company makes such permitted adjustments) by Treasury Regulation Sections 1.704-1(b)(2)(iv)(d)-(g).

“Business Day” means any day other than a Saturday, Sunday or other day on which the banks in New York, New York or San Diego, California are authorized by law to be closed.

“Capital Account” means the capital account maintained for a Unitholder pursuant to Section 3.5 and the other applicable provisions of this Agreement.

“Capital Contributions” means any cash, cash equivalents, promissory obligations or the Fair Market Value of other property (net of any applicable liabilities) which a Unitholder contributes or is deemed by the Board to have contributed to the Company with respect to any Unit pursuant to Section 3.1 or Section 3.10.

“Cash Payment” means, an amount in cash equal to the product of (x) the Redeemed Unit Amount, (y) the then-applicable Exchange Rate, and (z) (i) solely in connection with a Change of Control Redemption, the Common Stock Value, and (ii) with respect to any Redemption that is not a Change of Control Redemption, the price to the public or the private sale price, as applicable, of the Class A Common Stock in the substantially concurrent public offering or private sale, as applicable.

“Certificate” means the Company’s Certificate of Formation as filed with the Secretary of State of Delaware, as the same may be amended from time to time.

“Change of Control” means the occurrence of any of the following events:

(a)           any “person” or “group” (within the meaning of Sections 13(d) of the Exchange Act (excluding any “person” or “group” who, as of the date hereof, is the beneficial owner of securities of Vivid Seats representing more than 50% of the combined voting power of Vivid Seats’ then outstanding voting securities)) becomes the beneficial owner of securities of Vivid Seats representing more than 50% of the combined voting power of the Vivid Seats’ then outstanding voting securities;

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(b)           (A) the shareholders of Vivid Seats approve a plan of complete liquidation or dissolution of Vivid Seats or (B) there is consummated an agreement or series of related agreements for the sale or other disposition, directly or indirectly, by Vivid Seats of all or substantially all of Vivid Seat’s assets, other than such sale or other disposition by Vivid Seats of all or substantially all of Vivid Seats’ assets to an entity at least 50% of the combined voting power of the voting securities of which are owned by shareholders of Vivid Seats in substantially the same proportions as their ownership of Vivid Seats immediately prior to such sale or other disposition;

(c)           there is consummated a merger or consolidation of Vivid Seats with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, either (A) the board of directors of Vivid Seats immediately prior to the merger or consolidation does not constitute at least a majority of the board of directors of the company surviving the merger or consolidation or, if the surviving company is a Subsidiary, the ultimate parent thereof, or (B) all of the Persons who were the respective beneficial owners of the voting securities of Vivid Seats immediately prior to such merger or consolidation do not beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation; or

(d)           the following individuals cease for any reason to constitute a majority of the number of directors of Vivid Seats then serving: individuals who were directors of Vivid Seats as of the date hereof or any new director whose appointment or election to the Board or nomination for election by Vivid Seats’ shareholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors of Vivid Seats on the date hereof or whose appointment, election or nomination for election was previously so approved or recommended by the directors referred to in this clause (d).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the Class A Common Stock and Class B Common Stock of Vivid Seats immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in and voting control over, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of Vivid Seats immediately following such transaction or series of transactions.

“Change of Control Redemption” has the meaning set forth in Section 9.1(b)(i).

“Change of Control Redemption Date” has the meaning set forth in Section 9.1(b)(iii).

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“Class A Common Stock” means the class A common stock, par value $0.0001 per share, of Vivid Seats.

“Class B Common Stock” means the class B common stock, par value $0.0001 per share, of Vivid Seats.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Stock Value” means, with respect to any Change of Control Redemption, the greater of (x) the arithmetic average of the volume weighted average prices for a share of Class A Common Stock on the principal U.S. securities exchange or automated or electronic quotation system on which the Class A Common Stock trades, as reported by Bloomberg, L.P., or its successor, for each of the three (3) consecutive full Trading Days ending on and including the last full Trading Day immediately prior to the related Redemption Date, subject to appropriate and equitable adjustment for any stock splits, reverse splits, stock dividends or similar events affecting the Class A Common Stock and (y) the price per share of Class A Common Stock offered by the Person or group that is the acquirer in the applicable Change of Control transaction. If the Class A Common Stock no longer trades on a securities exchange or automated or electronic quotation system, then the Common Stock Value shall be determined in good faith by a majority of the directors of Vivid Seats that do not have an interest in the Redeemable Units subject to Redemption (or the corresponding shares of Class B Common Stock).

“Common Unit” means a Unit having the rights and obligation specified with respect to a Common Unit in this Agreement.

“Company” has the meaning set forth in the Preamble.

“Contribution Notice” has the meaning set forth in Section 9.1(a)(iv).

“Crescent Blocker Sellers” means Crescent Mezzanine Partners VIB, L.P., Crescent Mezzanine Partners VIC, L.P., NPS/Crescent Strategic Partnership II, LP, CM7C VS Equity Holdings, LP and Crescent Mezzanine Partners VIIB, L.P.

“Crescent Holders” means the Redeemed Crescent Parties, CM6B Vivid Equity, Inc., CM6C Vivid Equity, Inc., CM7C VS Equity, LLC and CM7B VS Equity, LLC.

“Delaware Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq., as it may be amended from time to time, and any successor thereto.

“Direct Exchange” has the meaning set forth in Section 9.1(f).

“Distribution” means each distribution made by the Company to a Unitholder, with respect to such Person’s Units, whether in cash, property or securities and whether by liquidating distribution, redemption, repurchase or otherwise; provided that notwithstanding anything in the foregoing, none of the following shall be deemed to be a Distribution hereunder: (i) any recapitalization, exchange or conversion of securities of the Company, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units; and (ii) any repurchase of Units pursuant to any right of first refusal or similar repurchase right in favor of the Company.

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“Equity Agreement” has the meaning set forth in Section 3.2(a).

“Equity Securities” means (i) any Units, capital stock, partnership, membership or limited liability company interests or other equity interests (including other classes, groups or series thereof having such relative rights, powers and/or obligations as may from time to time be established by the Board, including rights, powers and/or duties different from, senior to or more favorable than existing classes, groups and series of Units, capital stock, partnership, membership or limited liability company interests or other equity interests, and including any profits interests), (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests, and (iii) warrants, options or other rights to purchase or otherwise acquire Units, capital stock, partnership interests, membership or limited liability company interests or other equity interests. Unless the context otherwise indicates, the term “Equity Securities” refers to Equity Securities of the Company.

“Event of Withdrawal” means the death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Exchange Act shall be deemed to include any corresponding provisions of future law.

“Exchange Election Notice” has the meaning set forth in Section 9.1(f).

“Exchange Rate” means the number of shares of Class A Common Stock for which one Common Unit may be redeemed pursuant to a Redemption. The Exchange Rate will also be used to determine the number of shares of Class B Common Stock that a Member must surrender upon a Redemption or Direct Exchange. On the date of this Agreement, the Exchange Rate shall be 1.00, subject to adjustment pursuant to Section 9.2.

“Fair Market Value” means, as of any date of determination, (i) with respect to a Unit, such Unit’s Pro Rata Share as of such date, (ii) with respect to a share of Class A Common Stock, the Common Stock Value as of such date, and (iii) with respect to any other non-cash assets, the fair market value for such property as between a willing buyer under no compulsion to buy and a willing seller under no compulsion to sell in an arm’s-length transaction occurring on such date, taking into account all relevant factors determinative of value (including in the case of securities, any restrictions on transfer applicable thereto or, if such securities are traded on a securities exchange or automated or electronic quotation system, the quoted price for such securities as of the date of determination), as reasonably determined in good faith by the Board.

“First Redemption Time” means the expiration or earlier waiver of any lockup agreement in connection with the Transactions, including the Stockholders’ Agreement.

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“Fiscal Period” means any interim accounting period within a Taxable Year established by the Board and which is permitted or required by Code Section 706.

“Fiscal Quarter” means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period as may be established by the Board or as required by the Code.

“Fiscal Year” means the 12-month period ending on December 31, or such other annual accounting period as may be established by the Board or as may be required by the Code.

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“Horizon” has the meaning set forth in the Recitals.

“HSR Act” has the meaning set forth in Section 11.7.

“Indemnitee” has the meaning set forth in Section 6.2.

“Investment Company Act” means the Investment Company Act of 1940, as amended from time to time.

“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.

“Liquidation Assets” has the meaning set forth in Section 11.2(b).

“Liquidation FMV” has the meaning set forth in Section 11.2(b).

“Liquidation Statement” has the meaning set forth in Section 11.2(b).

“Losses” means items of the Company loss and deduction determined according to Section 3.5.

“Manager” has the meaning set forth in Section 5.1(a).

“Member” means each Person listed on the Unit Ownership Ledger and any Person admitted to the Company as a Substituted Member or Additional Member in accordance with the terms and conditions of this Agreement, each in its capacity as a member of the Company; but in each case only for so long as such Person is shown on the Unit Ownership Ledger as the owner of one or more Units.

“Minimum Gain” means the partnership minimum gain determined pursuant to Treasury Regulation Section 1.704-2(d).

“Obligations” has the meaning set forth in Section 6.2.

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“Partnership Tax Audit Rules” means Code Sections 6221 through 6241 together with any guidance issued thereunder or successor provisions and any similar provision of state or local Tax laws.

“Permitted Transferee” means, with respect to any Person, (i) any of such Person’s Affiliates and (ii) any direct or indirect partner, member, stockholder or other equityholder of such Person.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

“PR” has the meaning set forth in Section 7.4(a).

“Pro Rata Share” means with respect to each Unitholder, the proportionate amount such Unitholder would receive if an amount equal to the Total Equity Value were distributed to all Unitholders in accordance with Section 4.1(b), as determined in good faith by the Board.

“Profits” means items of the Company income and gain determined according to Section 3.5.

“Prior Agreement” has the meaning set forth in the Recitals.

“Redeemed Crescent Parties” means Crescent Mezzanine Partners VI, L.P., Crescent Mezzanine Partners VII, L.P., Crescent Mezzanine Partners VII (LTL), L.P. and CBDC Universal Equity, Inc.

“Redemption” has the meaning set forth in Section 9.1(a)(i).

“Redemption Date” has the meaning set forth in Section 9.1(a)(iii).

“Redemption Notice” has the meaning set forth in Section 9.1(a)(iii).

“Redeemable Unit” means a Common Unit held by a Member (other than Vivid Seats and its Subsidiaries).

“Redeemed Unit Amount” means, with respect to a Redemption, the number of Common Units set forth in the applicable Redemption Notice.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of November 19, 2020, by and among Vivid Seats and certain other parties thereto, as the same may be amended, amended and restated or replaced from time to time.

“Regulatory Allocations” has the meaning set forth in Section 4.3(e).

“Retraction Notice” has the meaning set forth in Section 9.1(a)(vi).

“Securities Act” means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules or regulations. Any reference herein to a specific section, rule or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

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“Stockholders’ Agreement” means that certain Stockholders’ Agreement, dated as of [ • ], 2021, by and among Vivid Seats and the investors party thereto, as the same may be amended, amended and restated or replaced from time to time.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof and without limitation, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control the manager, managing member, managing director (or a board comprised of any of the foregoing) or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of any Person shall be given effect only at such times that such Person has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Substituted Member” means a Person that is admitted as a Member to the Company pursuant to Section 8.2 in connection with the Transfer of Units to such Person permitted under the terms of this Agreement.

“Takeover Laws” means any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby, including any Redemption or Direct Exchange.

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, and any interest, penalties or additions to tax or additional amounts in respect of the foregoing.

“Tax Distribution” has the meaning set forth in Section 4.1(a)(i).

“Tax Distribution Conditions” has the meaning set forth in Section 4.1(a)(i).

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“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of [ • ], 2021, by and among Vivid Seats, the Company and Topco, as the same may be amended, amended and restated or replaced from time to time.

“Taxable Year” means the Company’s accounting period for U.S. federal income Tax purposes determined pursuant to Section 7.3.

“TopCo” has the meaning set forth in the Preamble.

“Topco Manager” has the meaning set forth in Section 5.1(b)(ii).

“Total Equity Value” means, as of any date of determination, the aggregate proceeds which would be received by the Unitholders if: (i) the assets of the Company were sold at their fair market value to an independent third-party on arm’s-length terms, with neither the seller nor the buyer being under compulsion to buy or sell such assets; (ii) the Company satisfied and paid in full all of its obligations and liabilities (including all Taxes, costs and expenses incurred in connection with such transaction and any amounts reserved by the Board with respect to any contingent or other liabilities); and (iii) such net sale proceeds were then distributed in accordance with Section 4.1, all as determined by the Board in good faith based upon the Common Stock Value as of such date.

“Trading Day” means a day on which the principal U.S. securities exchange on which the Class A Common Stock is listed or admitted to trading is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Transaction Agreement” has the meaning set forth in the Recitals.

“Transaction Documents” means, collectively, this Agreement, the Registration Rights Agreement and the Tax Receivable Agreement.

“Transactions” has the meaning set forth in the Recitals.

“Transfer” has the meaning set forth in Section 8.1.

“Treasury Regulations” means the income Tax regulations promulgated under the Code and effective as of the date of this Agreement. Such term, if elected by the Board in its sole discretion, shall be deemed to include any future amendments to such regulations and any corresponding provisions of succeeding regulations (whether or not such amendments and corresponding provisions are mandatory or discretionary).

“Unit” means a limited liability company interest in the Company of a Member or representing a fractional part of the interests in Profits, Losses and Distributions of the Company held by all Members, including Common Units.

“Unit Ownership Ledger” has the meaning set forth in Section 3.1(b).

“Unitholder” means any owner of one or more Units as reflected on the Company’s books and records.

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“Upstairs Class A Warrants” has the meaning set forth in Section 3.13(b).

“Upstairs Class B Warrants” has the meaning set forth in Section 3.13(c).

“Vivid Seats” has the meaning set forth in the Preamble.

“Vivid Seats Manager” has the meaning set forth in Section 5.1(b)(i).

“Warrant Agreements” has the meaning set forth in Section 3.13(a).

“Warrants” has the meaning set forth in Section 3.13(a).

Article II
ORGANIZATIONAL MATTERS

Section 2.1        Formation of LLC; Continuation. The Company was formed in the State of Delaware on February 16, 2016 pursuant to the provisions of the Delaware Act. Each Person listed on the Unit Ownership Ledger as a member of the Company on the date hereof is hereby admitted as (or shall continue as) a member of the Company.

Section 2.2       Limited Liability Company Agreement. The Members hereby execute this Agreement for the purpose of amending and restating the Prior Agreement and establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Delaware Act. The Members hereby agree that until the Company is terminated in accordance with Section 11.4, the rights, powers and obligations of the Unitholders with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Delaware Act; provided that, notwithstanding the foregoing and anything else to the contrary, Section 18-210 of the Delaware Act (entitled “No Statutory Appraisal Rights”) shall not apply to or be incorporated into this Agreement and each Unitholder hereby expressly waives any and all rights under such Section of the Delaware Act and, to the fullest extent permitted by law, Section 18-305(a) of the Delaware Act (entitled “Access to and Confidentiality of Information; Records”) shall not apply to or be incorporated into this Agreement and each Member hereby expressly waives any and all rights under such Section of the Delaware Act. For the avoidance of doubt, the foregoing waiver of any and all rights by each Member under Section 18-305(a) of the Delaware Act is a restriction of the Members’ rights to obtain information, approved and adopted by all of the Members, as permitted under Section 18-305(g) of the Delaware Act.

Section 2.3       Name. The name of the Company shall be “Hoya Intermediate, LLC.” The Board may change the name of the Company at any time and from time to time. Notification of any such name change shall be given to all Unitholders. The Company’s business may be conducted under its name and/or any other name or names deemed advisable by the Board.

Section 2.4        Purpose. The purpose and business of the Company shall be to manage and direct the business operations and affairs of the Company and its Subsidiaries and to engage in any other lawful acts or activities for which limited liability companies may be formed under the Delaware Act.

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Section 2.5       Principal Office; Registered Office. The principal office of the Company shall be located at such place inside or outside the state of Delaware as the Board may from time to time designate, and, to the fullest extent permitted by law, all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. The address of the registered office of the Company in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by applicable law, and the registered agent for service of process on the Company in the State of Delaware at such registered office shall be the registered agent named in the Certificate or such Person or Persons as the Board may designate from time to time in the manner provided by applicable law.

Section 2.6       Term. The term of the Company commenced upon the filing of the Certificate with the office of the Secretary of State of the State of Delaware in accordance with the Delaware Act and shall continue in existence until the Company shall be dissolved in accordance with the provisions of Article XI. The existence of the Company as a separate entity shall continue until the cancellation of the Certificate in accordance with Section 11.4.

Section 2.7       No State-Law Partnership. The Unitholders intend that the Company not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Unitholder be a partner or joint venturer of any other Unitholder by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.7, and neither this Agreement nor any other document entered into by the Company or any Unitholder relating to the subject matter hereof shall be construed to suggest otherwise. The Unitholders intend that the Company shall be treated as a partnership for U.S. federal and, if applicable, state or local income Tax purposes, and that each Unitholder and the Company shall file all Tax returns and shall otherwise take all Tax and financial reporting positions in a manner consistent with such treatment.

Section 2.8       Ratification and Specific Authorization of Transactions. Pursuant to the Transaction Agreement, the Company has undertaken or will undertake the Transactions. In connection therewith, (i) all actions taken to date, and any and all things done, by the Company, and by the Board or any officer, employee or agent of the Company on behalf of the Company, in furtherance of and consistent with the Transactions (including, without limitation, the execution and delivery of the Transaction Agreement and the recapitalization of the Company’s equity interests into Common Units), are hereby in all respects confirmed to be authorized, approved and ratified and, to the extent not yet undertaken, (ii) the Company, and the Board or any officer, employee or agent of the Company on behalf of the Company, is hereby authorized to (y) enter into and perform the Warrant Agreement, the Tax Receivable Agreement and any documents contemplated thereby or related thereto and any amendments thereto and (z) redeem any Common Units held by the Redeemed Crescent Parties, in each case, without any further act, vote or approval of any Person, including any Member or any Unitholder, notwithstanding any other provision of this Agreement.

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Article III
UNITS, CAPITAL CONTRIBUTIONS AND ACCOUNTS

Section 3.1        Units; Capitalization.

(a)           Units; Capitalization. The Company shall have the authority to issue an unlimited number of Common Units. In connection with the Transactions and subject to the terms and conditions of the Transaction Agreement, the Company will issue Common Units and Warrants to Vivid Seats in exchange for a cash contribution to the Company, such that immediately after completion of the Transactions and the issuance of Common Units and Warrants by the Company, the total number of Common Units held by Vivid Seats will equal the total number of outstanding shares of Class A Common Stock and the total number of Common Units into which Warrants held by Vivid Seats are exercisable will be equal to the total number of shares of Class A Common Stock for which outstanding warrants issued by Vivid Seats are exercisable. The ownership by a Member of Common Units shall entitle such Member to allocations of Profits and Losses and other items and Distributions of cash and other property as set forth in Article IV hereof.

(b)           Unit Ownership Ledger; Capital Contributions. The Board shall create and maintain a ledger (the “Unit Ownership Ledger”) setting forth the name and address of each Unitholder and holder of Warrants, the number of each class of Units and Warrants held of record by each such Unitholder and holder of Warrants, and the amount of the Capital Contribution made (or deemed to have been made) with respect to each class of Units and the date of such Capital Contribution. Upon any change in the number or ownership of outstanding Units or Warrants (whether upon an issuance of Units or Warrants, a Transfer of Units or Warrants, a cancellation of Units or Warrants or otherwise), the Board shall amend and update the Unit Ownership Ledger. Absent manifest error, the ownership interests recorded on the Unit Ownership Ledger shall be conclusive record of the Units and Warrants that have been issued and are outstanding. Each Unitholder named in the Unit Ownership Ledger has made (or shall be deemed to have made) Capital Contributions to the Company as set forth in the Unit Ownership Ledger in exchange for the Units specified in the Unit Ownership Ledger. Any reference in this Agreement to the Unit Ownership Ledger shall be deemed a reference to the Unit Ownership Ledger as amended and in effect from time to time.

(c)           Certificates; Legends. Units shall be issued in uncertificated form; provided that, at the request of any Member, the Board may cause the Company to issue one or more certificates to any such Member holding Units representing in the aggregate the Units held by such Member. If any certificate representing Units is issued, then such certificate shall bear a legend substantially in the following form:

THIS CERTIFICATE EVIDENCES UNITS REPRESENTING A LIMITED LIABILITY COMPANY INTEREST IN HOYA INTERMEDIATE, LLC. THE LIMITED LIABILITY COMPANY INTEREST IN HOYA INTERMEDIATE, LLC REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY NON-U.S. OR STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH. THE LIMITED LIABILITY COMPANY INTEREST IN HOYA INTERMEDIATE, LLC REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THE SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF HOYA INTERMEDIATE, LLC, DATED AS OF [ • ], 2021, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, A COPY OF WHICH SHALL BE FURNISHED BY THE COMPANY TO THE RECORD HOLDER HEREOF UPON WRITTEN REQUEST AND WITHOUT CHARGE.

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(d)           Prior Common Units. The Common Units that were issued and outstanding and held by the Members prior to the date of this Agreement shall remain unchanged.

Section 3.2        Authorization and Issuance of Additional Units.

(a)           The Board shall have the right to cause the Company to issue and/or create and issue at any time after the date hereof, and for such amount and form of consideration as the Board may determine, additional Units or other Equity Securities of the Company (including creating classes or series thereof having such powers, designations, preferences and rights, which in each case may be senior to existing Units or other Equity Securities of the Company or classes or series thereof, as may be determined by the Board). The Board shall have the power, without the approval of any other Member or Unitholder or any other Person and notwithstanding any other provision of this Agreement, including Section 12.2, to make such amendments to this Agreement in order to provide for such powers, designations, preferences and rights as the Board in its discretion deems necessary or appropriate to give effect to such additional authorization or issuance in accordance with the provisions of this Section 3.2(a). In connection with any issuance of Units (whether on or after the date of this Agreement), the Person who acquires such Units shall execute a counterpart to this Agreement accepting and agreeing to be bound by all terms and conditions hereof, and shall enter into such other documents, instruments and agreements to effect such purchase as are required by the Board (including such documents, instruments and agreements entered into on or prior to the date of this Agreement by the Members, each, an “Equity Agreement”).

(b)           At any time Vivid Seats issues one or more shares of Class A Common Stock (other than an issuance of the type covered by Section 3.2(c) or an issuance to a holder of Redeemable Units pursuant Article IX), Vivid Seats shall contribute to the Company all of the net proceeds (if any) received by Vivid Seats with respect to such share or shares of Class A Common Stock. Upon the contribution by Vivid Seats to the Company of all of such net proceeds so received by Vivid Seats, the Board shall cause the Company to issue a number of Common Units determined based upon the Exchange Rate then in effect, registered in the name of Vivid Seats; provided, however, that if Vivid Seats issues one or more shares of Class A Common Stock, some or all of the net proceeds of which are to be used to fund expenses or other obligations of Vivid Seats for which Vivid Seats would be permitted a Distribution pursuant to Article IV, then Vivid Seats shall not be required to transfer such net proceeds to the Company which are used or will be used to fund such expenses or obligations; provided further, if Vivid Seats issues any shares of Class A Common Stock in order to purchase or fund the purchase of Common Units from a Member (other than a Subsidiary of Vivid Seats), then the Company shall not issue any new Common Units registered in the name of Vivid Seats in accordance with Section 9.1(a) and Vivid Seats shall not be required to transfer such net proceeds to the Company (it being understood that such net proceeds shall instead be transferred by Vivid Seats to such other Member as consideration for such purchase). Notwithstanding the foregoing, this Section 3.2(b) shall not apply to the issuance and distribution to holders of shares of Class A Common Stock of rights to purchase Equity Securities of Vivid Seats under a “poison pill” or similar shareholder’s rights plan (it being understood that (i) upon exchange of Redeemable Units for Class A Common Stock pursuant to Article IX, such Class A Common Stock would be issued together with any such corresponding right and (ii) in the event such rights to purchase Equity Securities of Vivid Seats are triggered, Vivid Seats will ensure that the holders of Common Units that have not been Exchanged prior to such time will be treated equitably vis-à -vis the holders of Class A Common Stock under such plan).

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(c)           At any time Vivid Seats issues one or more shares of Class A Common Stock in connection with an equity incentive program, whether such share or shares are issued upon exercise (including cashless exercise) of an option, settlement of a restricted stock unit, as restricted stock or otherwise, the Board shall cause the Company to issue a corresponding number of Common Units, registered in the name of Vivid Seats (determined based upon the Exchange Rate then in effect); provided that Vivid Seats shall be required to contribute all (but not less than all) of the net proceeds (if any) received by Vivid Seats from or otherwise in connection with such issuance of one or more shares of Class A Common Stock, including the exercise price of any option exercised, to the Company. If any such shares of Class A Common Stock so issued by Vivid Seats in connection with an equity incentive program are subject to vesting or forfeiture provisions, then the Common Units that are issued by the Company to Vivid Seats in connection therewith in accordance with the preceding provisions of this Section 3.2(c) shall be subject to vesting or forfeiture on the same basis; if any of such shares of Class A Common Stock vest or are forfeited, then a corresponding number of the Common Units (determined based upon the Exchange Rate then in effect) issued by the Company in accordance with the preceding provisions of this Section 3.2(c) shall automatically vest or be forfeited. Any cash or property held by Vivid Seats or the Company or on any of such Person’s behalf in respect of dividends paid on restricted shares of Class A Common Stock that fail to vest shall be returned to the Company upon the forfeiture of such restricted shares of Class A Common Stock.

(d)           For purposes of this Section 3.2, “net proceeds” means gross proceeds to Vivid Seats from the issuance of Class A Common Stock or other securities less all reasonable bona fide out-of-pocket fees and expenses of Vivid Seats, the Company and their respective Subsidiaries actually incurred in connection with such issuance.

Section 3.3        Repurchase or Redemption of Class A Common Stock. If, at any time, any shares of Class A Common Stock are repurchased or redeemed (whether by exercise of a put or call, automatically or by means of another arrangement) by Vivid Seats for cash, then the Board shall cause the Company, immediately prior to such repurchase or redemption of such shares, to redeem a corresponding number of Common Units held by Vivid Seats (determined based upon the Exchange Rate then in effect), at an aggregate redemption price equal to the aggregate purchase or redemption price of the share or shares of Class A Common Stock being repurchased or redeemed by Vivid Seats (plus any reasonable expenses related thereto) and upon such other terms as are the same for the share or shares of Class A Common Stock being repurchased or redeemed by Vivid Seats.

Section 3.4       Changes in Common Stock. In addition to any other adjustments required hereby any subdivision (by stock split, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, reclassification, recapitalization or otherwise) of Class A Common Stock, Class B Common Stock or other capital stock of Vivid Seats shall be accompanied by an identical subdivision or combination, as applicable, of the Common Units or other Equity Securities, as applicable. In connection with a subdivision or combination of the Common Units or other Equity Securities pursuant to this Section 3.4, the Board shall have the power, without the approval of any other Member or Unitholder or any other Person, to make such amendments to this Agreement in order to reflect such subdivision or combination, as applicable, of the Common Units or other Equity Securities.

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Section 3.5        Capital Accounts.

(a)           Maintenance of Capital Accounts. The Company shall maintain a separate Capital Account for each Unitholder according to the rules of Treasury Regulation Section 1.704-1(b)(2)(iv). For this purpose, the Company may (in the sole discretion of the Board), upon the occurrence of the events specified in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulation Section 1.704-1(b)(2)(iv)(g) to reflect a revaluation of the Company property. Without limiting the foregoing, each Unitholder’s Capital Account shall be adjusted, without duplication:

(i)         by adding any additional Capital Contributions made by such Unitholder in consideration for the issuance of Units;

(ii)        by deducting any amounts paid to such Unitholder in connection with the redemption or other repurchase by the Company of Units;

(iii)       by adding any Profits allocated in favor of such Unitholder and subtracting any Losses allocated in favor of such Unitholder; and

(iv)      by deducting any distributions paid in cash or other assets to such Unitholder by the Company.

(b)           Computation of Income, Gain, Loss and Deduction Items. For purposes of computing the amount of any item of the Company income, gain, loss or deduction to be allocated pursuant to Article IV and to be reflected in the Capital Accounts, the determination, recognition and classification of any such item shall be the same as its determination, recognition and classification for U.S. federal income Tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); provided that:

(i)         the computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B), Code Section 705(a)(2)(B) and Treasury Regulation Section 1.704-1(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for U.S. federal income Tax purposes;

(ii)        if the Book Value of any Company property is adjusted pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property;

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(iii)       items of income, gain, loss or deduction attributable to the disposition of the Company property having a Book Value that differs from its adjusted basis for Tax purposes shall be computed by reference to the Book Value of such property;

(iv)       items of depreciation, amortization and other cost recovery deductions with respect to the Company property having a Book Value that differs from its adjusted basis for Tax purposes shall be computed by reference to the property’s Book Value in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g);

(v)        to the extent an adjustment to the adjusted Tax basis of any of the Company’s asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis); and (vi) this Section 3.5 shall be applied in a manner consistent with the principles of Treasury Regulation Sections 1.704-1(b)(2)(iv)(d), (f)(1), (h)(2) and (s).

Section 3.6        Negative Capital Accounts; No Interest Regarding Positive Capital Accounts. No Unitholder shall be required to pay to any other Unitholder or the Company any deficit or negative balance which may exist from time to time in such Unitholder’s Capital Account (including upon and after dissolution of the Company). Except as otherwise expressly provided herein, no Unitholder shall be entitled to receive interest from the Company in respect of any positive balance in its Capital Account, and no Unitholder shall be liable to pay interest to the Company or any Unitholder in respect of any negative balance in its Capital Account.

Section 3.7        No Withdrawal. No Person shall be entitled to withdraw any part of such Person’s Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein.

Section 3.8       Loans From Unitholders. Loans by Unitholders to the Company shall not be considered Capital Contributions. If any Unitholder shall loan funds to the Company in excess of the amounts required hereunder to be contributed by such Unitholder to the capital of the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Unitholder. The amount of any such loans shall be a debt of the Company to such Unitholder and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

Section 3.9       Adjustments to Capital Accounts for Distributions In-Kind. To the extent that the Company distributes property in-kind to the Members, the Company shall be treated as making a distribution equal to the Fair Market Value of such property (as of the date of such distribution) for purposes of Section 4.1 and such property shall be treated as if it were sold for an amount equal to its Fair Market Value and any resulting gain or loss shall be allocated to the Members’ Capital Accounts in accordance with Section 4.2 through Section 4.4.

Section 3.10      Transfer of Capital Accounts. The original Capital Account established for each Substituted Member shall be in the same amount as the Capital Account of the Member (or portion thereof) to which such Substituted Member succeeds at the time such Substituted Member is admitted to as a Member of the Company. The Capital Account of any Member whose interest in the Company shall be increased or decreased by means of (a) the Transfer to it of all or part of the Units of another Member or (b) the repurchase or forfeiture of Units pursuant to any Equity Agreement shall be appropriately adjusted to reflect such Transfer, repurchase or forfeiture. Any reference in this Agreement to a Capital Contribution of or Distribution to a Member that has succeeded any other Member shall include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member Transferred to such Member.

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Section 3.11     Adjustments to Book Value. The Company shall adjust the Book Value of its assets to Fair Market Value in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as of the following times: (a) at the Board’s discretion in connection with the issuance of Units in the Company in exchange for more than a de minimis Capital Contribution or for services performed on behalf of the Company; (b) at the Board’s discretion in connection with the Distribution by the Company to a Member of more than a de minimis amount of the Company’s assets, including money; (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); and (d) at such other times as the Board determines necessary or appropriate in order to comply with Treasury Regulations Sections 1.704-1(b) and 1.704-2. Any such increase or decrease in Book Value of an asset shall be allocated as a Profit or Loss to the Capital Accounts of the Members under Section 4.2 (determined immediately prior to the event giving rise to the revaluation). For the avoidance of doubt, notwithstanding anything to the contrary contained in this Agreement, the Company shall adjust the Book Value of its assets to Fair Market Value as of the date of the Transactions in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

Section 3.12     Compliance With Section 1.704-1(b). The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts are computed in order to comply with such Treasury Regulations, the Board may make such modification, without the approval of any other Member or Unitholder or any other Person and notwithstanding anything in Section 12.2 to the contrary. The Board also shall (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of the Company capital reflected on the Company’s balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(iv)(g), and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

Section 3.13      Warrants.

(a)           On the date hereof, in connection with the transactions contemplated by the Transaction Agreement, the Company has issued warrants to purchase Common Units (the “Warrants”) to Vivid Seats and TopCo as set forth on the Unit Ownership Ledger pursuant to warrant agreements (the “Warrant Agreements”) entered into between the Company, on the one hand, and Vivid Seats and Topco, as applicable, on the other hand, as of the date hereof. Upon the valid exercise of a Warrant in accordance with the applicable Warrant Agreement, the Company shall issue to Vivid Seats or TopCo, as applicable, the number of Common Units, free and clear of all Liens (other than those arising under applicable securities laws and this Agreement), to be issued in connection with such exercise.

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(b)           If any holder of a warrant issued by Vivid Seats to purchase shares of Class A Common Stock (the “Upstairs Class A Warrants”) exercises an Upstairs Class A Warrant, then Vivid Seats agrees that it shall cause a corresponding exercise (including by effecting such exercise in the same manner, i.e., by payment of a cash exercise price or on a cashless basis) of a Warrant with similar terms held by it, such that the number of shares of Class A Common Stock issued in connection with the exercise of such Upstairs Class A Warrant shall match with a corresponding number of Common Units issued by the Company pursuant to the Warrant Agreement with Vivid Seats, and the exercise price paid by Vivid Seats shall be equal to the exercise price paid by the holder of the Upstairs Class A Warrant exercising such Upstairs Class A Warrant. Vivid Seats agrees that it will not exercise any Warrants other than in connection with the corresponding exercise of an Upstairs Class A Warrant. In the event an Upstairs Class A Warrant is redeemed, the Company will redeem a Warrant with similar terms held by Vivid Seats.

(c)           If Topco exercises a Warrant, then TopCo agrees that it shall cause a corresponding exercise of a warrant issued by Vivid Seats to purchase shares of Class B Common Stock (the “Upstairs Class B Warrants”) held by it, such that the number of Common Units issued by the Company pursuant to the Warrant Agreement with TopCo shall match a corresponding number of shares of Class B Common Stock issued in connection with the exercise of such Upstairs Class B Warrant. TopCo agrees that it will not exercise any Upstairs Class B Warrants other than in connection with the corresponding exercise of a Warrant. In the event a Warrant held by Topco is redeemed, Vivid Seats will redeem an Upstairs Class B Warrant held by Topco.

Article IV
DISTRIBUTIONS AND ALLOCATIONS

Section 4.1        Distributions.

(a)           Tax Distributions.

(i)         Tax Distributions. To the extent funds of the Company are legally available for distribution by the Company and such distribution would not be prohibited under any credit facility or any other agreement to which the Company or any of its Subsidiaries is a party, in each case, as determined by Vivid Seats in its reasonable discretion (the “Tax Distribution Conditions”), with respect to each Fiscal Quarter (or portion thereof), the Company shall distribute to each Unitholder, an amount of cash (each a “Tax Distribution”) that is at least equal to such Unitholder’s Assumed Tax Liability for such Fiscal Quarter (or portion thereof). All Tax Distributions shall be made pro rata on a per-Common Unit basis in an amount such that the Unitholder with the highest Assumed Tax Liability per Common Unit receives an amount equal to such Unitholder’s Assumed Tax Liability, on a quarterly basis at least five (5) days prior to the date on which any estimated tax payments are due with respect to the relevant Fiscal Quarter, in order to permit each Unitholder (or the beneficial owners of any Unitholder) to timely pay its estimated tax obligations for the applicable Fiscal Quarter (or portion thereof). The Board shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to each Unitholder’s Tax Distributions (but in any event pro rata in proportion to each Unitholder’s respective number of Common Units) to take into account increases or decreases in the number of Common Units held by each Unitholder during the relevant period. All Tax Distributions shall be treated for all purposes under this Agreement as advances against, and shall offset and reduce dollar-for-dollar, subsequent Distributions under Section 4.1(b) or Section 11.2. In determining the amount of any Tax Distributions, (i) the Assumed Tax Liability of Vivid Seats shall be increased if, and solely to the extent, necessary to allow Vivid Seats to satisfy its own tax obligations for the applicable Fiscal Quarter or portion thereof and payments currently due and owing under the Tax Receivable Agreement, taking into account any Distributions previously made to Vivid Seats under this Agreement and (ii) the Assumed Tax Liability of TopCo shall be increased if, and solely to the extent, necessary to allow TopCo to make payments to any of its members that are allocated taxable income in respect of their indirect interests in the Company attributable to an applicable Fiscal Quarter, without regard to whether taxable income of the Company is allocated to TopCo with respect to such Fiscal Quarter.

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(ii)        To the extent a Unitholder would receive for any Fiscal Quarter less than its per-Common Unit share of the aggregate Tax Distributions to be paid pursuant to Section 4.1(a)(i), the Tax Distributions to such Unitholder shall be increased to ensure that all Tax Distributions to holders of Common Units are made in accordance with their per-Common Unit share. The Board shall be entitled to adjust subsequent Tax Distributions up or down to reflect any variation between its prior estimation of quarterly Tax Distributions that would have been computed under Section 4.1(a)(i) based on subsequent information. In the event that due to the Tax Distribution Conditions the funds available for any Tax Distribution to be made hereunder are insufficient to pay the full amount of the Tax Distribution that would otherwise be required under Section 4.1(a)(i), the Company shall use its reasonable best efforts to distribute to the Unitholders the amount of funds that are available after application of the Tax Distribution Conditions on a pro  rata basis (according to the amounts that would have been distributed to each Unitholder pursuant to Section 4.1(a)(i) if available funds (after application of the Tax Distribution Conditions) existed in a sufficient amount to make such Distribution in full). At any time thereafter when additional funds of the Company are available for Distribution after application of the Tax Distribution Conditions, the Company shall use its reasonable best efforts to immediately distribute such funds to the Unitholders on a pro rata basis (according to the amounts that would have been distributed to each Unitholder pursuant to Section 4.1(a)(i) if available funds (after application of the Tax Distribution Conditions) would have existed in a sufficient amount to make such Tax Distribution in full). Notwithstanding anything else to the contrary, Tax Distributions to a Unitholder with respect to any Fiscal Quarter (or portion thereof) shall be reduced (but not below zero) by the amount of any Distributions made during such Fiscal Quarter (or portion thereof) to such Unitholder that are not Tax Distributions.

(iii)       Additional Tax Distributions. In the event of any audit by, or similar event with, a taxing authority that affects the calculation of any Unitholder’s Assumed Tax Liability for any Taxable Year (other than an audit conducted pursuant to the Partnership Tax Audit Rules for which no election is made pursuant to Code Section 6226 (or any similar provision of state or local law)), or in the event the Company files an amended tax return, each Unitholder’s Assumed Tax Liability with respect to such year shall be recalculated by giving effect to such event (for the avoidance of doubt, taking into account interest and penalties). Subject to the Tax Distribution Conditions, distributions shall be made pro rata on a per-Common Unit basis in an amount such that each Unitholder and successor to any former Unitholder receives an amount equal to any shortfall in the amount of Tax Distributions the Unitholders and former Unitholders received for the relevant Taxable Years based on such recalculated Assumed Tax Liability, except, for the avoidance of doubt, to the extent Distributions were made to such Unitholders and former Unitholders pursuant to Section 4.1 in the relevant Taxable Years sufficient to cover such shortfall. Notwithstanding the foregoing, Distributions to be made under this Section 4.1(a)(iii) either (i) to a successor of a former Unitholder on account of a shortfall in Tax Distributions to a former Unitholder, or (ii) to a Unitholder in respect of a shortfall in the amount of Tax Distributions to such Unitholder for any Taxable Year (or portion thereof) ending on or before the Closing Date, shall not exceed $1 million in the aggregate.

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(b)           Other Distributions. Except as otherwise set forth in Section 4.1(a), the Board may (but shall not be obligated to) make Distributions at such time, in such amounts and in such form (including in-kind property) as determined by the Board in its sole discretion, in each case to the holders of Common Units immediately prior to such Distribution on a pro rata basis and in accordance with each Unitholder’s relative ownership of Units.

Section 4.2        Allocations.

(a)           Subject to Section 4.3, Profits or Losses for any Fiscal Year shall be allocated among the Unitholders in such a manner as to reduce or eliminate, to the extent possible, any difference, as of the end of such Fiscal Year, between (a) the sum of (i) the Capital Account of each Unitholder, (ii) such Unitholder’s share of Minimum Gain (as determined according to Treasury Regulation Section 1.704-2(g)) and (iii) such Unitholder’s partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)) and (b) the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under this Agreement and the Delaware Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Book Value and satisfy the liabilities of the Company in cash (limited in the case of non-recourse liabilities to the Book Value of the assets securing such liabilities) and (ii) distribute the proceeds of such liquidation pursuant to Section 11.2.

(b)           If during any Fiscal Year there is a change in any Unitholder’s interest in the Company as a result of the admission of one or more Members, the withdrawal of a Member, or a Transfer of an interest in the Company, the Profits, Losses, or any other item allocable to the Unitholders under this Agreement for the Fiscal Year shall be allocated among the Unitholders so as to reflect their varying interests in the Company during the Fiscal Year, using any permissible method convention or extraordinary item under Section 706 of the Code and the Treasury Regulations promulgated thereunder, as reasonably selected by the Board. In furtherance of the foregoing, any such permissible method, convention or extraordinary item selected by the Board shall be set forth in a dated, written statement maintained with the Company’s books and records. The Unitholders hereby agree that any such selection by the Board is made by “agreement of the partners” within the meaning of Treasury Regulation Section 1.706-4(f).

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Section 4.3        Special Allocations.

(a)           Minimum Gain Chargeback. Losses attributable to partner nonrecourse debt (as defined in Treasury Regulation Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulation Section 1.704-2(i). If there is a net decrease during a Taxable Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulation Section 1.704-2(i)(2)), Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) shall be allocated to the Unitholders in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(i)(4).

(b)           Unitholder Nonrecourse Debt Minimum Chargeback. Nonrecourse deductions (as determined according to Treasury Regulation Section 1.704-2(b)(1)) for any Taxable Year shall be allocated to each holder of Common Units ratably among such Unitholders based upon their ownership of Common Units. Except as otherwise provided in Section 4.3(a), if there is a net decrease in the Minimum Gain during any Taxable Year, each Unitholder shall be allocated Profits for such Taxable Year (and, if necessary, for subsequent Taxable Years) in the amounts and of such character as determined according to Treasury Regulation Section 1.704-2(f). This Section 4.3(b) is intended to be a Minimum Gain chargeback provision that complies with the requirements of Treasury Regulation Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c)           Qualified Income Offset. If any Unitholder that unexpectedly receives an adjustment, allocation or distribution described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 4.3(a) and Section 4.3(b), but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Unitholder in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)           Allocation of Certain Profits and Losses. Profits and Losses described in Section 3.5(b)(v) shall be allocated in a manner consistent with the manner that the adjustments to the Capital Accounts are required to be made pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(j), (k) and (m).

(e)           Regulatory Allocations. The allocations set forth in Sections 4.3(a)-(d) (the “Regulatory Allocations”) are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Unitholders intend to allocate Profit and Loss of the Company or make the Company distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Unitholders so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Unitholders to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction and loss) had been allocated without reference to the Regulatory Allocations. In general, the Unitholders anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction and loss) among the Unitholders so that the net amount of the Regulatory Allocations and such special allocations to each such Unitholder is zero. In addition, if in any Fiscal Year or Fiscal Period there is a decrease in partnership Minimum Gain, or in partner nonrecourse debt Minimum Gain, and application of the Minimum Gain chargeback requirements set forth in Section 4.3(a) or Section 4.3(b) would cause a distortion in the economic arrangement among the Unitholders, the Board may, if it does not expect that the Company will have sufficient other income to correct such distortion, request the Internal Revenue Service to waive either or both of such Minimum Gain chargeback requirements. If such request is granted, this Agreement shall be applied in such instance as if it did not contain such Minimum Gain chargeback requirement.

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(f)            Any item of deduction with respect to a Tax that is offset for a Unitholder under Section 4.6 shall be allocated to the Unitholder for which such payment is to be offset. For the avoidance of doubt, all tax deductions described in this Section 4.3(f) shall be taken into account in determining the amount of Tax Distribution made under the provisions of Section 4.1(a)(i).

(g)           Allocations and other adjustments with respect to any “non-compensatory options” (as defined in Treasury Regulation Section 1.721-2(f)), shall be made in accordance with the Treasury Regulations including Treasury Regulations Section 1.721-2.

Section 4.4        Offsetting Allocations. If, and to the extent that, any Member is deemed to recognize any item of income, gain, deduction or loss as a result of any transaction between such Member and the Company pursuant to Sections 83, 482, or 7872 of the Code or any similar provision now or hereafter in effect, the Board shall use its commercially reasonable efforts to allocate any corresponding Profit or Loss to the Member who recognizes such item in order to reflect the Members’ economic interest in the Company.

Section 4.5        Tax Allocations.

(a)           Allocations Generally. Except as provided in Section 4.5(b) below, for U.S. federal, state and local income Tax purposes, each item of income, gain, loss or deduction shall be allocated among the Unitholders in the same manner and in the same proportion that the corresponding book items have been allocated among the Unitholders’ respective Capital Accounts; provided that, if any such allocation is not permitted by the Code or other applicable law, then each subsequent item of income, gains, losses, deductions and credits will be allocated among the Unitholders so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)           Code Section 704(c) Allocations. Items of the Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for Tax purposes, be allocated among the Unitholders in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such asset for federal income Tax purposes and its initial Book Value. Such allocations shall be made using a reasonable method specified in Treasury Regulations Section 1.704-3. In addition, if the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulation Section 1.704-1(b)(2)(iv)(e) or (f), then subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income Tax purposes and its Book Value in the same manner as under Code Section 704(c). Notwithstanding the foregoing, the Board shall determine all allocations pursuant to this Section 4.5(b) using any method selected by the Board that is permitted under Section 704(c) of the Code and the Treasury Regulations thereunder.

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(c)           Section 754 Election. The Company will make an election under Section 754 of the Code (or any comparable election under relevant state or local Law) for its Taxable Year that includes or begins on the date of this Agreement to adjust the basis of the Company property as permitted and provided in Sections 734 and 743 of the Code. Such election shall be effective solely for federal (and, if applicable, state and local) income Tax purposes and shall not result in any adjustment to the Book Value of any Company asset or to the Member’s Capital Accounts (except as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(m)).

(d)           Allocation of Tax Credits, Tax Credit Recapture, Etc. Allocations of Tax credits, Tax credit recapture, and any items related thereto shall be allocated to the Unitholders according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulation Section 1.704-1(b)(4)(ii) and (viii).

(e)           Corrective Allocations. If necessary, the Company will make corrective allocations as set forth in Treasury Regulation Section 1.704-1(b)(4)(x).

(f)            Effect of Allocations. Allocations pursuant to this Section 4.5 are solely for purposes of U.S. federal, state and local Taxes and shall not affect, or in any way be taken into account in computing, any Unitholder’s Capital Account or share of Profits, Losses, Distributions (other than Tax Distributions) or other items pursuant to any provision of this Agreement.

Section 4.6        Indemnification and Reimbursement for Payments on Behalf of a Unitholder. Except as otherwise provided in Article VI, if the Company is required by law to make any payment to a Governmental Entity that is specifically attributable to a Unitholder or a Unitholder’s status as such (including U.S. federal withholding Taxes, state personal property Taxes, and state unincorporated business Taxes), then such Unitholder shall indemnify and contribute to the Company in full for the entire amount paid (including interest, penalties and related expenses). The Board may offset Distributions or other amounts to which a Person is otherwise entitled under this Agreement against such Person’s obligation to indemnify the Company under this Section 4.6 or with respect to any other amounts owed by the Unitholder to the Company or any of its Subsidiaries. A Unitholder’s obligation to indemnify and make contributions to the Company under this Section 4.6 shall survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 4.6, the Company shall be treated as continuing in existence, and will survive any partial or complete Transfer or redemption of Unitholder’s interest in the Company. The Company may pursue and enforce all rights and remedies it may have against each Unitholder under this Section 4.6, including instituting a lawsuit to collect such indemnification and contribution, with interest calculated at a rate equal to the Base Rate plus three percentage points per annum (but not in excess of the highest rate per annum permitted by law), compounded on the last day of each Fiscal Quarter.

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Section 4.7       Prior Agreements Allocations. The parties acknowledge and agree that in connection with the consummation of the Transactions contemplated by the Transaction Agreement, there shall be a closing of the books of the Company in accordance with Code Section 706 and the Treasury Regulations thereunder utilizing the “interim closing method” under the monthly convention, and that in connection therewith (x) all items of profit, gain, deduction, loss and credit attributable to taxable periods (or portions thereof) ending prior to the date hereof shall be made to the members of the Company in such periods in accordance with the Prior LLC Agreement, and (y) all items of profit, gain, deduction, loss and credit attributable to taxable periods (or portions thereof) beginning on or after the date hereof shall be made in accordance with this Agreement.

Article V
MANAGEMENT AND CONTROL OF BUSINESS

Section 5.1        Management.

(a)           Establishment. Except as otherwise specifically provided in this Agreement or by non-waivable provision of the Delaware Act, the business, property and affairs of the Company shall be managed, operated and controlled at the sole, absolute and exclusive direction of the board of managers (the “Board” and each manager of the Board, a “Manager”) in accordance with the terms of this Agreement. Except as otherwise expressly provided by this Agreement, no Member shall have management authority or voting or other rights over, or any other ability to take part in the conduct or control of the business of, the Company. Each Manager shall be a “manager” (as defined in the Delaware Act) of the Company, but notwithstanding the foregoing, no Manager shall have any rights or powers beyond the rights and powers granted to such Manager in this Agreement. Notwithstanding any duty existing at law, in equity or otherwise, with respect to any matter that is to be voted on by the Managers, a Manager may grant a proxy to any other Manager or other Person.

(b)           Number of Managers; Term of Office. The authorized number of Managers shall be two Managers. The following individuals shall initially be elected to the Board:

(i)         one representative designated by Vivid Seats or any successor Manager designated by Vivid Seats (the “Vivid Seats Manager”), who shall initially be [•]; and

(ii)        one representative designated by Topco or any successor Manager designated by Topco (the “Topco Manager”), who shall initially be [•].

The Managers shall hold office until their respective successors are designated in accordance with the terms set forth below.

(c)           Vacancies. In the event that any designee under Section 5.1(b) for any reason ceases to serve as a member of the Board, the resulting vacancy on the Board shall be filled by the Person that is originally entitled to designate such Manager pursuant to Section 5.1(b) (provided that, if any party fails to designate a person to fill a vacancy on the Board pursuant to the terms of this Section 5.1(c), such vacant managership shall remain vacant until such managership is filled pursuant to this Section 5.1(c)).

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(d)           Voting. For each matter that is put to a vote of the Board, the Vivid Seats Manager shall be entitled to two (2) votes, and the Topo Manager shall be entitled to one (1) vote. Any decisions to be made by the Board shall require the approval of a majority of the votes entitled to vote on such matter.

(e)           Powers. The Board is, to the extent of its rights and powers set forth in this Agreement, an agent of the Company for the purpose of the Company’s business, and the actions of the Board taken in accordance with such rights and powers shall bind the Company (and no Member shall have such right). The Board shall have all necessary powers to carry out the purposes, business and objectives of the Company. The Board may delegate in its discretion the authority to sign agreements and other documents and take other actions on behalf of the Company to any Person (including any Member, officer or employee of the Company) to enter into and perform any document on behalf of the Company. Without limiting the foregoing, the Board shall have the sole power and authority to effect any of the following by the Company or any of its Subsidiaries in one or a series of related transactions, in each case without the vote, consent or approval of any other Member or Unitholder or any other Person: (i) any sale, lease, transfer, exchange or other disposition of any, all or substantially all of the assets of the Company (including the exercise or grant of any conversion, option, privilege or subscription right or any other right available in connection with any assets at any time held by the Company); (ii) any merger, consolidation, division, reorganization or other combination of the Company with or into another entity, (iii) any acquisition; (iv) any issuance of debt or equity securities; or (v) any incurrence of indebtedness. Except for any vote, consent or approval of any Unitholder expressly required by this Agreement, if a vote, consent or approval of the Unitholders is required by the Delaware Act or other applicable law with respect to any action to be taken by the Company or matter considered by the Board, each Unitholder will be deemed to have consented to or approved such action or voted on such matter in accordance with the consent or approval of the Board on such action or matter.

(f)            Meetings of the Board. The Board shall meet at such time and at such place (either within or without the State of Delaware) as the Board may designate. Advance notice of any regular or special meeting shall be given to the Managers at least two (2) business days in advance of such meeting. The business to be transacted at, or the purpose of, any regular or special meeting of the Board shall be specified in reasonable detail in such notice. A record shall be maintained by the Company of each meeting of the Board.

(g)           Conduct of Meetings. Any meeting of the Board may be held, and any Manager may attend and vote and be present at a meeting, in person (including by proxy given to another Manager), telephonically or by means of other communications equipment allowing all persons participating in the meeting to hear each other.

(h)           Quorum. The presence (in person, telephonically, by means of communications equipment, by proxy or by operation of this Section 5.1(h)) of the Managers holding a majority of votes entitled to vote shall constitute a quorum of the Board for purposes of conducting business. At all times when the Board is conducting business at a meeting of the Board, a quorum of the Board must be present at such meeting.

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(i)            Attendance and Waiver of Notice. Attendance by a Manager at any meeting (in person, telephonically, by means of communications equipment or by proxy) shall constitute a waiver of notice of such meeting, except where a Manager attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(j)            Actions Without a Meeting. Notwithstanding any provision contained in this Agreement, any action of the Board may be taken by written consent without a meeting. Any such action taken by the Board without a meeting shall be effective only if the written consent or consents are in writing, setting forth the action so taken, and signed by all Managers.

(k)           Compensation of Managers; Reimbursement. Except as approved by the Board, and then only in reasonable amounts as determined by the Board, the Managers shall receive no compensation for serving in such capacity. The Managers constituting the Board shall be entitled to be reimbursed, out of available cash, for reasonable out-of-pocket costs and expenses incurred in the course of their service hereunder.

(l)            Reliance by Third Parties. Any Person dealing with the Company, other than a Unitholder, may rely on the authority of the Board (or any Officer authorized by the Board) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Board (or any Officer authorized by the Board) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming thereunder that (i) at the time of the execution or delivery thereof, this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company and (iii) the Board or such Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company.

Section 5.2        Investment Company Act. The Board shall use reasonable best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

Section 5.3        Officers.

(a)           Officers. Unless determined otherwise by the Board, the officers of the Company shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Treasurer and a Secretary and each other officer of Vivid Seats shall also be an officer of the Company, with the same title. All officers shall be appointed by the Board (or by the Chief Executive Officer to the extent the Board delegates such authority to the Chief Executive Officer) and shall hold office until their successors are appointed by the Board (or by the Chief Executive Officer to the extent the Board delegates such authority to the Chief Executive Officer). Two or more offices may be held by the same individual. The officers of the Company may be removed by the Board (or by the Chief Executive Officer to the extent the Board delegates such authority to the Chief Executive Officer) at any time for any reason or no reason.

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(b)           Other Officers and Agents. The Board may appoint such other officers and agents as it may deem necessary or advisable, who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

(c)           Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company and shall have the general powers and duties of supervision and management usually vested in the office of a chief executive officer of a company. He or she shall preside at all meetings of Members if present thereat.

(d)           President. The President shall be the chief executive officer of the Company in the absence of the Chief Executive Officer. In general, the President shall perform all duties incident to the office of President and such other duties as may be prescribed from time to time by the Board.

(e)            Chief Financial Officer. The Chief Financial Officer shall be the chief financial officer of the Company and shall keep and maintain or cause to be kept and maintained adequate and correct books and records of accounts of the properties and business transactions of the Company. The books of account shall at all times be open to inspection by the Board. The Chief Financial Officer shall deposit all monies and other valuables in the name of, and to the credit of, the Company with such depositaries as may be designated by the Board.

(f)            Treasurer. The Treasurer shall have the custody of Company funds and securities and shall keep full and accurate account of receipts and disbursements. He or she shall deposit all moneys and other valuables in the name and to the credit of the Company in such depositaries as may be designated by the Board or the Chief Executive Officer. The Treasurer shall disburse the funds of the Company as may be ordered by the Board or the Chief Executive Officer, taking proper vouchers for such disbursements. He or she shall render to the Board and the Chief Executive Officer whenever either of them may request it, an account of all his or her transactions as Treasurer and of the financial condition of the Company. If required by the Board, the Treasurer shall give the Company a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board shall prescribe.

(g)            Secretary. The Secretary shall give, or cause to be given, notice of all meetings of Members and all other notices required by applicable law or by this Agreement, and in case of his or her absence or refusal or neglect so to do, any such notice may be given by any person thereunto directed by the Chief Executive Officer, or by the Board. He or she shall record all the proceedings of the meetings of the Company, and shall perform such other duties as may be assigned to him or her by the Board or by the Chief Executive Officer.

(h)           Other Officers. Other officers, if any, shall have such powers and shall perform such duties as shall be assigned to them, respectively, by the Board or by the Chief Executive Officer.

Section 5.4        Fiduciary Duties.

(a)           Members and Unitholders. To the fullest extent permitted by law, including Section 18-1101(e) of the Delaware Act, and notwithstanding any duty otherwise existing at law or in equity, no Member or Unitholder, solely in its capacity as such, shall owe any fiduciary duty to the Company, the Board, any Member, any Unitholder or any other Person bound by this Agreement, provided that the foregoing shall not eliminate the implied contractual covenant of good faith and fair dealing. Nothing in this Section 5.4(a) shall limit the liabilities, duties or obligations of any Member or Unitholder acting in his or her capacity as an officer or Board pursuant to any other provision of this Agreement.

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(b)           Board and Officers. Notwithstanding any other provision to the contrary in this Agreement, except as set forth in the last sentence of Section 5.1(a) or Section 5.4(c), (i) the Managers shall, in their capacity as Managers, and not in any other capacity, have the same fiduciary duties to the Company and the Unitholders and Members as members of a board of directors of a Delaware corporation; and (ii) each officer of the Company shall, in his or her capacity as such, and not in any other capacity, have the same fiduciary duties to the Company and the Unitholders and Members as an officer of a Delaware corporation. For the avoidance of doubt, the fiduciary duties described in clause (i) above shall not be limited by the fact that the Board shall be permitted to take certain actions in its sole or reasonable discretion pursuant to the terms of this Agreement or any agreement entered into in connection herewith.

(c)           Board Conflicts. The parties hereto acknowledge that the members of Vivid Seats’ board of directors will owe fiduciary duties to Vivid Seats and its stockholders. The Board will use commercially reasonable and appropriate efforts and means, as determined in good faith by the Board, to minimize any conflict of interest between the Members, on the one hand, and the stockholders of Vivid Seats, on the other hand, and to effectuate any transaction that involves or affects any of the Company, the Board, the Members and/or the stockholders of Vivid Seats in a manner that does not (i) disadvantage the Members of their interests relative to the stockholders of Vivid Seats or (ii) advantage the stockholders of Vivid Seats relative to the Members or (iii) treat the Members and the stockholders of Vivid Seats differently; provided that in the event of a conflict between the interests of the stockholders of Vivid Seats and the interests of the Members, such Members agree that the Board shall discharge its fiduciary duties to such Members by acting in the best interests of Vivid Seats’ stockholders.

(d)           Waiver. Any duties and liabilities set forth in this Agreement shall replace those existing at law or in equity and each of the Company, each Member and Unitholder and any other Person bound by this Agreement hereby, to the fullest extent permitted by applicable law, including Section 18-1101(e) of the Delaware Act, waives the right to make any claim, bring any action or seek any recovery based on any duties or liabilities existing at law or in equity other than any such duties and liabilities set forth in this Agreement.

Article VI
EXCULPATION AND INDEMNIFICATION

Section 6.1        Exculpation.

(a)           Actions in Capacity as a Member or Unitholder. To the fullest extent permitted by applicable law, and except as otherwise expressly provided herein, no Member, Unitholder (other than the Board, acting in its capacity as such) or its respective Indemnitees shall be liable to the Company, any Member, any Unitholder or any other Person bound by this Agreement as a result of or arising out any action of or omission by such Member or Unitholder solely in its capacity as a Member or Unitholder, except to the extent such Obligations arise out of such Member’s (1) material breach of this Agreement or any other Transaction Document or (2) bad faith violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

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(b)           Other Actions. To the fullest extent permitted by applicable law, and except as otherwise expressly provided herein, no Indemnitee shall be liable to the Company, any Member, any Unitholder or any other Person bound by this Agreement as a result of or arising out of the activities of the Indemnitee on behalf of the Company to the extent within the scope of the authority reasonably believed by such Indemnitee to be conferred on such Indemnitee, except to the extent such Indemnitee would not be entitled to exculpation or indemnification pursuant to the articles of incorporation and bylaws of Vivid Seats (as the same may be amended from time to time).

Section 6.2       Indemnification. To the fullest extent permitted by applicable law, each of (a) the Managers, (b) the Unitholders and Members and their respective Affiliates, (c) the stockholders, members, managers, directors, officers, partners, employees and agents of the Unitholders, Members and their respective Affiliates, (d) the PR and any “designated individual” and (e) the officers and directors of Vivid Seats, the Company and each of their Subsidiaries (each, an “Indemnitee”) shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative (collectively, “Obligations”), which at any time may be imposed on, incurred by, or asserted against, the Indemnitee as a result of or arising out of this Agreement, Vivid Seats, the Company, their respective assets, businesses or affairs, or the activities of the Indemnitee on behalf of Vivid Seats, the Company or any of their Subsidiaries to the extent within the scope of the authority reasonably believed to be conferred on such Indemnitee; provided, however, that, to the extent such Indemnitee is not entitled to exculpation with respect to such Obligations pursuant to Section 6.1, the Indemnitee shall not be entitled to indemnification for any such Obligations to the extent such Indemnitee would not be entitled to exculpation or indemnification pursuant to the articles of incorporation and bylaws of Vivid Seats (as the same may be amended from time to time); provided further, that, to the extent such Indemnitee is entitled to exculpation with respect to such Obligations pursuant to Section 6.1, the Indemnitee shall not be entitled to indemnification for any such Obligations to the extent they arise out of such Indemnitee’s (1) material breach of this Agreement or any other Transaction Document or (2) bad faith violation of the implied contractual covenant of good faith and fair dealing. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Indemnitee was not entitled to indemnification hereunder. Any indemnification pursuant to this Section 6.2 shall be made only out of the assets of the Company and no Member shall have any personal liability on account thereof.

Section 6.3        Expenses. Expenses (including reasonable legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding described in Section 6.2 shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding, upon receipt by the Company of an undertaking by or on behalf of the Indemnitee to repay such amount if it shall be determined that the Indemnitee is not entitled to be indemnified as provided in Section 6.2; provided that such undertaking shall be unsecured and interest free and shall be accepted without regard to an Indemnitee’s ability to repay amounts advanced and without regard to an Indemnitee’s entitlement to indemnification.

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Section 6.4       Non-Exclusivity; Savings Clause. The indemnification and advancement of expenses set forth in Section 6.2 and Section 6.3 shall not be exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any other agreement, policy of insurance or otherwise. The indemnification and advancement of expenses set forth in Section 6.2 and Section 6.3 shall continue as to an Indemnitee who has ceased to be a named Indemnitee and shall inure to the benefit of the heirs, executors, administrators, successors and permitted assigns of such a Person. If Section 6.1, Section 6.2 or Section 6.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless exculpate, indemnify and advance expenses each Indemnitee to the fullest extent permitted by any applicable portion of such sections not so invalidated and to the fullest extent permitted by applicable law. The exculpation, indemnification and advancement of expenses provisions set forth in Section 6.1, Section 6.2 and Section 6.3 shall be deemed to be a contract between the Company and each of the Persons constituting Indemnitees at any time while such provisions remain in effect, whether or not such Person continues to serve in such capacity and whether or not such Person is a party hereto. In addition, neither Sections 6.1, Section 6.2 nor Section 6.3 may be retroactively amended to adversely affect the rights of any Indemnitee arising in connection with any acts, omissions, facts or circumstances occurring prior to such amendment.

Section 6.5       Insurance. The Company may purchase and maintain insurance on behalf of the Indemnitees against any liability asserted against them and incurred by them in such capacity, or arising out of their status as Indemnitees, whether or not the Company would have the power to indemnify them against such liability under this Article VI.

Article VII
ACCOUNTING AND RECORDS; TAX MATTERS

Section 7.1        Accounting and Records. The books and records of the Company shall be made and maintained, and the financial position and the results of its operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. The books and records of the Company shall reflect all Company transactions and shall be made and maintained in a manner that is appropriate and adequate for the Company’s business.

Section 7.2        Preparation of Tax Returns.

(a)           The Company shall arrange for the preparation and timely filing of all Tax returns required to be filed by the Company, and making any elections described in Section 7.3. Each Unitholder shall furnish to the Company all pertinent information in its possession relating to the Company’s operations that is necessary to enable the Company’s income Tax returns to be prepared and filed.

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(b)           The Company shall deliver to each Unitholder (A) preliminary information relating to the Company (including a draft Schedule K-1) that is necessary for the preparation of such Unitholder’s returns for federal and state income Tax and any other Tax reporting purposes for a Taxable Year no later than February 15 of the following Taxable Year and (B) by February 28 of such following Taxable Year, such final information (including a final Schedule K-1) that is consistent in all respects with the estimates provided pursuant to clause (A), subject to any reasonable comments received from Unitholders owning 5% or more of the outstanding Common Units that are received by February 23 of such following Taxable Year, which the Company shall consider in good faith. Subject to the preceding sentence, for so long as any Unitholder owns 5% or more of the outstanding Common Units, the Company shall (i) send a draft of any income tax return of the Company (other than the information and schedules referred to in the preceding sentence) to such Unitholder, at least fifteen (15) days prior to filing, for review and comment, and (ii) consider in good faith all reasonable comments received from such Unitholder at least five (5) days prior to the due date for the filing of any such tax return.

Section 7.3        Tax Elections. The Taxable Year shall be the Fiscal Year unless the Board shall determine otherwise. The Board shall determine whether to make or revoke any available election pursuant to the Code. Each Unitholder will upon request supply any information necessary to give proper effect to such election.

Section 7.4        Tax Controversies.

(a)           Vivid Seats shall be the “partnership representative” (or “PR”) of the Company for purposes of the Partnership Tax Audit Rules, and, as such, shall be authorized to designate any other Person selected by Vivid Seats as the partnership representative. Each Member, by execution of this Agreement, hereby consents to the appointment of Vivid Seats (or its designee) as the PR as set forth herein and agrees to execute, certify, acknowledge, deliver, swear to, file and record, at the appropriate public offices, such documents as may be necessary or appropriate to evidence such consent and agrees to take, and that the PR is authorized to take (or cause the Company to take), such other actions as may be necessary pursuant to the Partnership Tax Audit Rules to cause such designation. The PR shall be authorized and required to represent the Company (at the Company’s expense) in connection with all audits and examinations of the Company’s affairs by Tax authorities, including resulting administrative and judicial proceedings, and to expend the Company’s funds for professional services and reasonably incurred in connection therewith. In addition, the PR shall have the power and authority to (i) manage, control, settle, challenge, litigate, or prosecute, on behalf of the Company, any administrative proceedings or other action at the Company level with the Internal Revenue Service or any other taxing authority relating to the determination of any item of Company income, gain, loss, deduction, or credit for federal income tax purposes or otherwise relating to the Partnership Tax Audit Rules, and (ii) make any election under the Partnership Tax Audit Rules, and the PR shall have all other rights and powers granted under the Partnership Tax Audit Rules to a PR with respect to the Company and its Members; provided, in each case, that as long as any Unitholder owns 5% or more of the outstanding Common Units, (A) the PR shall notify such Unitholder of, and keep such Unitholder reasonably informed with respect to, any such audits, examinations or resulting proceedings the outcome of which is reasonably expected to affect the tax liabilities of such Unitholder, (B) such Unitholder shall have the right to discuss with the PR, and provide input and comment to the PR regarding, any such audits, examinations or resulting proceedings, and (C) neither the PR nor any designated individual shall settle or compromise any such audits, examinations or resulting proceedings to the extent they relate to issues the resolution of which would reasonably be expected to affect the tax liability of such Unitholder without such Unitholder’s consent, such consent not to be unreasonably withheld, conditioned or delayed. Each Unitholder agrees to reasonably cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings. For each Taxable Year in which the PR is an entity, the Company shall appoint the “designated individual” identified by the PR to act on its behalf in accordance with the applicable Partnership Tax Audit Rules. Promptly following a request of the PR or designated individual, the Company shall, to the fullest extent permitted by law, reimburse and indemnify the PR and designated individual for all reasonable expenses, including legal and accounting fees, incurred by the PR and/or designated individual in its capacity as such.

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(b)           In the event of an audit by the Internal Revenue Service, or another applicable taxing authority, the PR shall make on a timely basis, to the extent permissible under applicable law, the election provided by Section 6226(a) of the Partnership Tax Audit Rules to treat a “partnership adjustment” as an adjustment to be taken into account by each Unitholder in accordance with Section 6226(b) of the Partnership Tax Audit Rules. If the election under Section 6226(a) of the of the Partnership Tax Audit Rules is made, each Unitholder who was a Unitholder of the Company for U.S. federal income tax purposes for the “reviewed year” (within the meaning of Code Section 6225(d)(1) of the Partnership Tax Audit Rules) shall take such adjustment into account as required under Section 6226(b) of the Partnership Tax Audit Rules and shall be liable for any related tax, interest, penalty, addition to tax, or additional amounts.

(c)           In the event of an audit by the Internal Revenue Service or other applicable taxing authority, if the PR does not or is otherwise unable to make the election provided by Section 6226(a) of the Partnership Tax Audit Rules as noted above, the PR shall allocate the burden of any taxes (including, for the avoidance of doubt, any “imputed underpayment” within the meaning of Section 6225 of the Partnership Tax Audit Rules), penalties, interest and related expenses imposed on the Company pursuant to the Partnership Tax Audit Rules among the Unitholder to whom such amounts are attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the PR and each Unitholder shall promptly upon request from the Board (and in any event within 5 days of such request) reimburse the Company in full for the entire amount the PR determines to be attributable to such Unitholder; provided that the Company will also be allowed to recover any amount due from such Unitholder pursuant to this sentence from any distribution otherwise payable to such Unitholder pursuant to this Agreement. Solely for purposes of determining the current Unitholder(s) to which any taxes or other amounts are attributable under this provision, references to any Unitholder in this Section 7.4(c) shall include a reference to each Person that previously held the Units currently held by such Unitholder (but only to the extent of such Person’s interest in such Units).

(d)           The PR is authorized to, and shall follow principles (to the extent available) similar to those set forth in Section 7.4(a), Section 7.4(b) and Section 7.4(c) with respect to any audits by state, local, or foreign tax authorities and any tax liabilities that result therefrom.

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(e)            This Section 7.4 shall be interpreted to apply to Members and former Members and shall survive the transfer of a Member’s Units, the termination of this Agreement, and the termination, dissolution, liquidation and winding up of the Company.

Article VIII
TRANSFER OF UNITS; ADMISSION OF NEW MEMBERS

Section 8.1        Transfer of Units. Other than as provided for below in this Section 8.1, no Member may sell, assign, transfer, grant a participation in, pledge, hypothecate, encumber or otherwise dispose of (such transaction being herein collectively called a “Transfer”) all or any portion of its Units except with the approval of the Board, which may be granted or withheld in its sole discretion. Without the approval of the Board (but otherwise in compliance with Section 8.1), a Member may, at any time, (a) Transfer any portion of such Member’s Units pursuant to Article IX, and (b) Transfer any portion of such Member’s Units to a Permitted Transferee of such Member. Any Transfer of Units to a Permitted Transferee of such Member by a Member which also holds Class B Common Stock must be accompanied by the transfer of a corresponding number of shares of Class B Common Stock (determined based upon the Exchange Rate then in effect) to such Permitted Transferee. Any purported Transfer of all or a portion of a Member’s Units not complying with this Section 8.1 shall be void and shall not create any obligation on the part of the Company or the other Members to recognize that purported Transfer or to recognize the Person to which the Transfer purportedly was made as a Member. A Person acquiring a Member’s Units pursuant to this Section 8.1 shall not be admitted as a Substituted Member or an Additional Member except in accordance with the requirements of Section 8.2, but such Person shall, to the extent of the Units transferred to it, be entitled to such Member’s (i) share of Distributions, (ii) share of Profits and Losses and (iii) Capital Account in accordance with Section 3.5. Notwithstanding anything in this Section 8.1 or elsewhere in this Agreement to the contrary, if a Member Transfers all or any portion of its Units after the designation of a record date and declaration of a Distribution pursuant to Section 4.1 and before the payment date of such distribution, the transferring Member (and not the Person acquiring all or any portion of its Units) shall be entitled to receive such Distribution in respect of such transferred Units. Notwithstanding the foregoing, except as otherwise provided in this Agreement, including in Sections 3.2, 3.3 and 3.13 and Article IX, Vivid Seats may not Transfer all or any part of its Units without the consent of the Members (other than Vivid Seats) holding at least a majority of the aggregate Common Units then outstanding and held by such Members.

Section 8.2        Recognition of Transfer; Substituted and Additional Members.

(a)           No direct or indirect Transfer of all or any portion of a Member’s Units may be made, and no purchaser, assignee, transferee or other recipient of all or any part of such Units shall be admitted to the Company as a Substituted Member or Additional Member hereunder, unless:

(i)         the provisions of Section 8.1 shall have been complied with;

(ii)        in the case of a proposed Substituted Member or Additional Member that is (A) a competitor or potential competitor of Vivid Seats or the Company or their respective Subsidiaries, (B) a Person with whom Vivid Seats or the Company or their respective Subsidiaries has had or is expected to have a material commercial or financial relationship or (C) likely to subject Vivid Seats or the Company or their respective Subsidiaries to any material legal or regulatory requirement or obligation, or materially increase the burden thereof, in each case as determined by the Board in its sole discretion, the admission of the purchaser, assignee, transferee or other recipient as a Substituted Member or Additional Member shall have been approved by the Board;

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(iii)       the Board shall have been furnished with the documents effecting such Transfer, in form and substance reasonably satisfactory to the Board, executed and acknowledged by both the seller, assignor or transferor and the purchaser, assignee, transferee or other recipient, and the Board shall have executed (and the Board hereby agrees to execute) any other documents on behalf of itself and the Members required to effect the Transfer;

(iv)       the provisions of Section 8.2(b) shall have been complied with;

(v)        the Board shall be reasonably satisfied that such Transfer will not (A) result in a violation of the Securities Act or any other applicable law; or (B) cause an assignment under the Investment Company Act;

(vi)       such Transfer would not cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or any other association taxable as a corporation for federal income tax purposes and, without limiting the generality of the foregoing, such Transfer shall not be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof,” as such terms are used in Treas. Reg. § 1.7704-1;

(vii)      the Board shall have received the opinion of counsel, if any, required by Section 8.2(c) in connection with such Transfer; and

(viii)     all necessary instruments reflecting such Transfer and/or admission shall have been filed in each jurisdiction in which such filing is necessary in order to qualify the Company to conduct business or to preserve the limited liability of the Members.

(b)           Each Substituted Member and Additional Member shall be bound by all of the provisions of this Agreement. Each Substituted Member and Additional Member, as a condition to its admission as a Member, shall execute and acknowledge such instruments (including a counterpart of this Agreement or a joinder agreement in customary form), in form and substance reasonably satisfactory to the Board, as the Board reasonably deems necessary or desirable to effectuate such admission and to confirm the agreement of such Substituted Member or Additional Member to be bound by all the terms and provisions of this Agreement with respect to the Units acquired by such Substituted Member or Additional Member. The admission of a Substituted Member or Additional Member shall not require the consent of any Member (but shall require the consent of the Board, if and to the extent such consent of the Board is expressly required by this Article VIII). As promptly as practicable after the admission of a Substituted Member or Additional Member, the Unit Ownership Ledger and other books and records of the Company shall be changed to reflect such admission.

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(c)           As a further condition to any Transfer of all or any part of a Member’s Units, the Board may, in its discretion, require a written opinion of counsel to the transferring Member reasonably satisfactory to the Board, obtained at the sole expense of the transferring Member, reasonably satisfactory in form and substance to the Board, as to such matters as are customary and appropriate in transactions of this type, including, without limitation (or, in the case of any Transfer made to a Permitted Transferee, limited to an opinion) to the effect that such Transfer will not result in a violation of the registration or other requirements of the Securities Act or any other federal or state securities laws. No such opinion, however, shall be required in connection with a Transfer made pursuant to Article IX.

Section 8.3       Expense of Transfer; Indemnification. All reasonable costs and expenses incurred by the Board and the Company in connection with any Transfer of a Member’s Units, including any filing and recording costs and the reasonable fees and disbursements of counsel for the Company, shall be paid by the transferring Member. In addition, the transferring Member hereby indemnifies the Board and the Company against any losses, claims, damages or liabilities to which the Board, the Company, or any of their Affiliates may become subject arising out of or based upon any false representation or warranty made by, or breach or failure to comply with any covenant or agreement of, such transferring Member or such transferee in connection with such Transfer.

Article IX
REdemption; exchange

Section 9.1        Redemption of Common Units.

(a)           Elective Redemption.

(i)         From and after the First Redemption Time, each Member (other than Vivid Seats and its Subsidiaries) shall be entitled, upon the terms and subject to the conditions hereof, to cause the Company to redeem its Redeemable Units in whole or in part, in each case, relating to a corresponding number of shares of Class B Common Stock after taking into account the Exchange Rate (in each case, free and clear of all Liens) of such Member, in exchange for the delivery to the Member (or its designee) of either, at the option of the Board, (x) a number of shares of Class A Common Stock that is equal to the product of the applicable Redeemed Unit Amount multiplied by the Exchange Rate or (y) solely in connection with a Redemption (including a Change of Control Redemption) that coincides with a substantially concurrent public offering or private sale of Class A Common Stock, the applicable Cash Payment. Any redemption of Redeemable Units for Class A Common Stock or the Cash Payment, as applicable, is defined herein as a “Redemption.” Subject to Section 9.1(a)(ii), after the First Redemption Time, each Member (other than Vivid Seats and its Subsidiaries) may elect to cause the Company to redeem Redeemable Units at any time and from time to time in accordance with the terms of this Agreement, but a Unitholder may not cause a Redemption more than once per Fiscal Quarter without the prior consent of Vivid Seats. The minimum number of Redeemable Units (and corresponding number of shares of Class B Common Stock after taking into account the Exchange Rate, if any) that may be redeemed by any Member shall be the lesser of (1) 20,000 and (2) all of the Redeemable Units (and corresponding number of shares of Class B Common Stock taking into account the Exchange Rate, if any) then held by such Member and its Affiliates. Notwithstanding anything to the contrary herein, the Company shall not, nor shall Vivid Seats pursuant to Section 9.1(f), effectuate a Cash Payment pursuant to this Section 9.1(a) or Section 9.1(b) unless (A) Vivid Seats determines to consummate a private sale or public offering of Class A Common Stock on, or not later than five (5) Business Days after, the relevant Redemption Date and (B) Vivid Seats contributes sufficient proceeds from such private sale or public offering to the Company for payment by the Company of the applicable Cash Payment. For the avoidance of doubt, the Company shall have no obligation to make a Cash Payment that exceeds the cash contributed to the Company by Vivid Seats from Vivid Seats’ offering or sales of Class A Common Stock referenced earlier in this Section 9.1(a)(i).

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(ii)        Notwithstanding anything to the contrary contained herein, the Company shall not, nor shall Vivid Seats pursuant to Section 9.1(f), be obligated to effectuate a Redemption of Redeemable Units as set forth in this Section 9.1(a), and the Company shall have the right to refuse to honor any request for such a Redemption, if at any time Vivid Seats or the Company determines based on the advice of counsel that such Redemption would be prohibited by law or regulation (including, without limitation, the unavailability of a registration of such Redemption under the Securities Act, or an exemption from the registration requirements thereof). Upon such determination, Vivid Seats or the Company (as applicable) shall notify the Member requesting such Redemption, which such notice shall include an explanation in reasonable detail as to the reason that the Redemption request has not been honored.

(iii)       A Member shall exercise its right to cause the Company to effectuate a Redemption of Redeemable Units, as set forth in this Section 9.1(a) by delivering to the Company, with a contemporaneous copy delivered to Vivid Seats, during normal business hours, (A) a written election of redemption in respect of the Redeemable Units to be redeemed substantially in the form of Exhibit A hereto (a “Redemption Notice”), duly executed by such Member; (B) any certificates in such Member’s possession representing such Redeemable Units, (C) any stock certificates in such Member’s possession representing the corresponding number of shares of Class B Common Stock to be retired in connection with such Redemption, in accordance with Section 4.04(b) of the Vivid Seats’ certificate of incorporation and (D) if Vivid Seats, the Company or any redeeming Subsidiary requires the delivery of the certification contemplated by Section 9.4(b), such certification or written notice from such Member that it is unable to provide such certification. Unless such Member timely has delivered a Retraction Notice pursuant to Section 9.1(a)(vi), a Redemption pursuant to this Section 9.1(a) shall be effected on the fifth (5th) Business Day following the Business Day on which Vivid Seats and the Company have received the items specified in clauses (A)-(D) of the first sentence of this Section 9.1(a)(iii) or such later date that is a Business Day specified in the Redemption Notice (such Business Day, the “Redemption Date”); provided, that the Company may establish alternate exchange procedures as necessary in order to facilitate the establishment by such Member of a trading plan meeting the requirements of Rule 10b5-1 under the Exchange Act. On the Redemption Date, all rights of such Member as a holder of the Redeemable Units (and the corresponding number of shares of Class B Common Stock to be cancelled) that are subject to the Redemption shall cease, and unless the Company has elected Cash Payment, such Member (or its designee) shall be treated for all purposes as having become the record holder of the shares of Class A Common Stock to be received by such Member in respect of such Redemption.

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(iv)       Within two (2) Business Days following the Business Day on which Vivid Seats and the Company have received the Redemption Notice, the Company shall give written notice (the “Contribution Notice”) to such Member of its intended settlement method; provided that if the Company does not timely deliver a Contribution Notice, the Company shall be deemed to have not elected the Cash Payment method.

(v)        The Member may specify, in an applicable Redemption Notice, that the Redemption is to be contingent (including as to timing) upon the occurrence of any transaction or event, including the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering, Change of Control transaction or otherwise) of shares of Class A Common Stock or any merger, consolidation or other business combination.

(vi)       A Member may withdraw or amend its Redemption Notice, in whole or in part, at any time prior to 5:00 p.m. New York, New York time, on the Business Day immediately prior to the Redemption Date by giving written notice (a “Retraction Notice”) to the Company (with a copy to Vivid Seats) specifying (in each case, subject to the requirements set forth in Section 9.1(a)((i))) (A) the number of withdrawn Redeemable Units, (B) the number of Redeemable Units (and corresponding number of shares of Class B Common Stock after taking into account the Exchange Rate) as to which the Redemption Notice remains in effect, if any, and (C) if the Member so determines, a new Redemption Date or any other new or revised information permitted in the Redemption Notice.

(b)           Change of Control. In connection with a Change of Control, and subject to any approval of the Change of Control by the holders of Class A Common Stock and Class B Common Stock that may be required:

(i)         Vivid Seats shall have the right to require each Member (other than Vivid Seats and its Subsidiaries) to effectuate a Redemption by the Company of some or all of such Member’s Redeemable Units, relating to a corresponding number of shares of Class B Common Stock after taking into account the Exchange Rate (in each case, free and clear of all Liens) of such Member, in each case, in exchange for the delivery to such Member (or its designee) of a number of shares of Class A Common Stock that is equal to the product of the applicable Redeemed Unit Amount and the Exchange Rate (such Redemption, a “Change of Control Redemption”); provided that, if Vivid Seats elects to require such Member to redeem less than all of its outstanding Redeemable Units (and the corresponding number of shares of Class B Common Stock after taking into account the Exchange Rate), such Member’s participation in the required Redemption shall be reduced pro rata based on ownership of Redeemable Units. For the avoidance of doubt, any Redeemable Units that are not redeemed pursuant to a Change of Control Redemption may be caused to be redeemed by the Member after the Change of Control transaction pursuant to Section 9.1(a) subject to and in accordance with the terms thereof.

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(ii)        The election of Vivid Seats pursuant to this Section 9.1(b) shall be at the sole discretion of Vivid Seats upon the approval thereof by a majority of the Board of Directors of Vivid Seats.

(iii)       Any Redemption pursuant to this Section 9.1(b) shall be effective immediately prior to the consummation of the Change of Control (and, for the avoidance of doubt, shall not be effective if such Change of Control is not consummated) (the “Change of Control Redemption Date”). From and after the Change of Control Redemption Date, such Member shall cease to have any rights with respect to the Redeemable Units (and the corresponding number of shares of Class B Common Stock to be cancelled) that are subject to the Redemption pursuant to this Section 9.1(b) (other than the right to receive shares of Class A Common Stock pursuant to Section 9.1(b)(i) upon compliance with its obligations under Section 9.1(c)).

(iv)       Vivid Seats shall provide written notice of an expected Change of Control to each Member within the earlier of (x) five (5) Business Days following the execution of the agreement with respect to such Change of Control and (y) ten (10) Business Days before the proposed date upon which the contemplated Change of Control is to be effected, indicating in such notice such information as may reasonably describe the Change of Control transaction, subject to applicable law, including the date of execution of such agreement or such proposed effective date, as applicable, the amount and types of consideration to be paid for Redeemable Units and shares of Class B Common Stock or shares of Class A Common Stock, as applicable, in the Change of Control (which consideration shall be equivalent whether paid for Redeemable Units and shares of Class B Common Stock or shares of Class A Common Stock), any election with respect to types of consideration that a holder of Redeemable Units and shares of Class B Common Stock or shares of Class A Common Stock, as applicable, shall be entitled to make in connection with the Change of Control, the percentage of total Redeemable Units and shares of Class B Common Stock or shares of Class A Common Stock, as applicable, to be transferred to the acquirer by all shareholders in the Change of Control, and the number of Redeemable Units and shares of Class B Common Stock held by each Member that Vivid Seats intends to require to be redeemed for shares of Class A Common Stock in connection with the Change of Control. Vivid Seats shall update such notice from time to time to reflect any material changes to such notice. Vivid Seats may satisfy any such notice and update requirements described in the preceding two sentences by providing such information on a Form 8-K, Schedule TO, Schedule 14D-9, Preliminary Merger Proxy on Schedule 14A, Definitive Merger Proxy on Schedule 14A or similar form filed with the SEC.

(c)           Redemption Procedure on Change of Control Redemption. On or prior to the Change of Control Redemption Date, each Member shall deliver to Vivid Seats and the Company, during normal business hours at the principal executive offices of Vivid Seats and the Company, respectively: (A) a Redemption Notice, duly executed by such Member, (B) any certificates in such Member possession representing the Redeemable Units being surrendered by such Member, (C) any stock certificates in such Member’s possession representing the corresponding number of shares of Class B Common Stock to be retired in connection with such Redemption, in accordance with Section 4.04(b) of Vivid Seats’ certificate of incorporation and (D) if Vivid Seats, the Company or any redeeming Subsidiary requires the delivery of the certification contemplated by Section 9.4(b), such certification or written notice from such Member that it is unable to provide such certification.

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(d)           Redemption Consideration. As promptly as practicable on or after the Redemption Date or Change of Control Redemption Date, as applicable, provided the Member has satisfied its obligations under Section 9.1(a)(iii) or Section 9.1(c), as applicable, the Company or Vivid Seats shall deliver or cause to be delivered to such Member (or its designee), either certificates or evidence of book-entry shares representing the number of shares of Class A Common Stock deliverable upon the applicable Redemption, registered in the name of such Member (or its designee) or, if the Company has so elected, the Cash Payment. Notwithstanding anything set forth in this Section 9.1(d) to the contrary, to the extent the Class A Common Stock issued in the Redemption will be settled through the facilities of The Depository Trust Company, the Company or Vivid Seats will, upon the written instruction of such Member, deliver the shares of Class A Common Stock deliverable to such Member through the facilities of The Depository Trust Company to the account of the participant of The Depository Trust Company designated by such Member in the Exchange Election Notice. Upon the Member exercising its Redemption right in accordance with Section 9.1(a)(i) or the occurrence of a Change of Control Redemption, the Company or Vivid Seats shall take such actions as (A) may be required to ensure that the Member receives the shares of Class A Common Stock or the Cash Payment that such member is entitled to receive in connection with such Redemption pursuant to this Section 9.1, and (B) may be reasonably within its control that would cause such Redemption to be treated for purposes of the Tax Receivable Agreement as an “Exchange” under the Tax Receivable Agreement.

(e)           Contribution by Vivid Seats. In connection with any Redemption by the Company, Vivid Seats shall contribute to the Company the shares of Class A Common Stock or Cash Payment that the Member is entitled to receive in such Redemption. Unless such Member has timely delivered a Retraction Notice as provided in Section 9.1(a)(vi), on the Redemption Date (to be effective immediately prior to the close of business on the Redemption Date) (i) Vivid Seats shall make a capital contribution to the Company (in the form of the shares of Class A Common Stock or the Cash Payment that such Member is entitled to receive in such Redemption) required under this Section 9.1(e), (ii) the Company shall transfer such shares of Class A Common Stock or Cash Payment to such Member in redemption of such Member’s Units in the Company, and (iii) in the case of a Redemption for Class A Common Stock and/or the Cash Payment (as applicable), the Company shall issue to Vivid Seats a number of Common Units equal to the Redeemed Unit Amount surrendered by such Member.

(f)            Direct Exchange Right of Vivid Seats. Notwithstanding anything herein to the contrary, Vivid Seats may, in its sole discretion, elect to effect, on the Redemption Date, the exchange of Redeemable Units for Class A Common Stock and/or the Cash Payment (as applicable) through a direct exchange of such Redeemable Units for Class A Common Stock and/or the Cash Payment (as applicable) between the Member, on the one hand, and Vivid Seats (and/or, if designated by Vivid Seats, one or more of its Subsidiaries), on the other hand (a “Direct Exchange”) (rather than contributing the Class A Common Stock and/or the Cash Payment (as applicable) to the Company for purposes of the Company redeeming the Redeemable Units in accordance with this Article IX). The applicable provisions of this Article IX shall apply to such Direct Exchange, mutatis mutandis, with Vivid Seats (and/or one or more of its Subsidiaries) directly acquiring the Redeemable Units, in lieu of the Company, and otherwise discharging the obligations of the Company with respect to delivery of Class A Common Stock and/or the Cash Payment (as applicable) to which the Member is entitled. Vivid Seats may, at any time prior to a Redemption Date (including after delivery of an Election Notice), deliver written notice (an “Exchange Election Notice”) to the Company and the redeeming Member setting forth its election to exercise its right to consummate a Direct Exchange; provided, that such election is subject to the limitations set forth in this Article IX and does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. An Exchange Election Notice may be revoked by Vivid Seats at any time; provided, that any such revocation does not unreasonably prejudice the ability of the parties to consummate a Redemption or Direct Exchange on the Redemption Date. The right to consummate a Direct Exchange in all events shall be exercisable only for all (and not less than all) of the Redeemable Units that would have otherwise been subject to a Redemption.

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(g)           Legends.

(i)         The shares of Class A Common Stock issued upon a Redemption or Direct Exchange, other than any such shares issued in a Redemption or Direct Exchange subject to an effective registration statement under the Securities Act, shall bear a legend in substantially the following form:

THE TRANSFER OF THESE SECURITIES HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY OTHER JURISDICTION, AND MAY NOT BE SOLD OR TRANSFERRED OTHER THAN IN ACCORDANCE WITH THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED (OR OTHER APPLICABLE LAW), OR AN EXEMPTION THEREFROM.

(ii)        If (A) any shares of Class A Common Stock have been sold pursuant to a registration statement that has been declared effective by the SEC, (B) all of the applicable conditions of Rule 144 are met, or (C) the legend (or a portion thereof) otherwise ceases to be applicable, Vivid Seats, upon the written request of the holder thereof, shall promptly provide such holder or its respective transferees with new certificates (or evidence of book-entry share) for securities of like tenor not bearing the provisions of the legend with respect to which the restriction has terminated. In connection therewith, such holder shall provide Vivid Seats with such information in its possession as Vivid Seats may reasonably request (which may include an opinion of counsel reasonably acceptable to Vivid Seats) in connection with the removal of any such legend.

(h)           Cancellation of Class B Common Stock. Any shares of Class B Common Stock surrendered in a Redemption or Direct Exchange shall automatically be deemed cancelled without any action on the part of any Person, including Vivid Seats. Any such cancelled shares of Class B Common Stock shall no longer be outstanding, and all rights with respect to such shares shall automatically cease and terminate.

(i)             Expenses. Except as otherwise agreed, Vivid Seats, the Company, any exchanging Subsidiary and the redeeming Member shall bear their own expenses in connection with the consummation of any Redemption or Direct Exchange, whether or not any such Redemption or Direct Exchange is ultimately consummated, except that Vivid Seats shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Redemption or Direct Exchange; provided, however, that if any shares of Class A Common Stock are to be delivered in a name other than that of the Member (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such Member) or the Cash Payment is to be paid to a Person other than the Member, then such Member or the Person in whose name such shares are to be delivered or to whom the Cash Payment is to be paid shall pay to Vivid Seats the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Redemption or Direct Exchange or shall establish to the reasonable satisfaction of Vivid Seats that such tax has been paid or is not payable.

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Section 9.2        Adjustments. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class B Common Stock or Common Units that is not accompanied by a substantively identical subdivision or combination of Class A Common Stock; or (b) any subdivision (by any stock or unit split, stock or unit dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse stock or unit split, reclassification, reorganization, recapitalization or otherwise) of the shares of Class A Common Stock that is not accompanied by a substantively identical subdivision or combination of the shares of Class B Common Stock or Common Units. To the extent not reflected in an adjustment to the Exchange Rate, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, then upon any subsequent Redemption, the Member shall be entitled to receive the amount of such security, securities or other property that such Member would have received if such Redemption had occurred immediately prior to the effective date of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. For the avoidance of doubt, if there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Stock is converted or changed or exchanged into or for another security, securities or other property, this Section 9.2 shall continue to be applicable, mutatis mutandis, with respect to such security or other property.

Section 9.3        Class A Common Stock to be Issued.

(a)           Vivid Seats shall at all times reserve and keep available out of its authorized but unissued Class A Common Stock, solely for the purpose of issuance upon a Redemption or Direct Exchange, such number of shares of Class A Common Stock as shall be sufficient to effect the conversion of all outstanding Common Units; provided, however, that nothing contained herein shall be construed to preclude Vivid Seats from satisfying its obligations in respect of any such Redemption or Direct Exchange by delivery of unencumbered purchased shares of Class A Common Stock (which may or may not be held in the treasury of Vivid Seats or any subsidiary thereof).

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(b)           Vivid Seats has taken and will take all such steps as may be required to cause to qualify for exemption under Rule 16b-3(d) or (e), as applicable, under the Exchange Act, and be exempt for purposes of Section 16(b) under the Exchange Act, any acquisitions or dispositions of equity securities of Vivid Seats (including derivative securities with respect thereto) and any securities that may be deemed to be equity securities or derivative securities of Vivid Seats for such purposes that result from the transactions contemplated by this Agreement, by each director or officer of Vivid Seats (including directors-by-deputization) who may reasonably be expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Vivid Seats upon the registration of any class of equity security of Vivid Seats pursuant to Section 12 of the Exchange Act (with the authorizing resolutions specifying the name of each such officer or director whose acquisition or disposition of securities is to be exempted and the number of securities that may be acquired and disposed of by each such Person pursuant to this Agreement).

(c)           If any Takeover Law or other similar law or regulation becomes or is deemed to become applicable to this Agreement or any of the transactions contemplated hereby, Vivid Seats shall use its reasonable best efforts to render such law or regulation inapplicable to all of the foregoing.

(d)           Vivid Seats covenants that all shares of Class A Common Stock issued upon a Redemption or Direct Exchange will, upon issuance, be validly issued, fully paid and non-assessable and not subject to any preemptive, participation or similar right of stockholders to subscribe for or acquire equity interests of Vivid Seats or to any right of first refusal or other right in favor of any Person.

Section 9.4        Withholding; Certification of Non-Foreign Status.

(a)           If Vivid Seats or the Company shall be required to withhold any amounts by reason of any U.S. federal, state, local or foreign tax rules or regulations in respect of any Redemption or Direct Exchange, Vivid Seats or the Company, as the case may be, shall be entitled to take such action as it deems appropriate in order to ensure compliance with such withholding requirements, including, at its option, withholding shares of Class A Common Stock with a fair market value equal to the minimum amount of any taxes that Vivid Seats or the Company, as the case may be, may be required to withhold with respect to such Redemption or Direct Exchange. To the extent that amounts are (or property is) so withheld and paid over to the appropriate taxing authority, such withheld amounts (or property) shall be treated for all purposes of this Agreement as having been paid (or delivered) to the Member.

(b)           Notwithstanding anything to the contrary herein, each of Vivid Seats and the Company may, in its discretion, require that a Member deliver to Vivid Seats or the Company, as the case may be, a duly completed and executed IRS Form W-9) (or other withholding form or certification) prior to a Redemption or Direct Exchange. In the event Vivid Seats or the Company has required delivery of such form or certification but such Member does not provide such form or certification, Vivid Seats or the Company, as the case may be, shall nevertheless deliver or cause to be delivered to such Member the Class A Common Stock or the Cash Payment in accordance with Section 9.1, but subject to withholding as provided in Section 9.4(a).

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Section 9.5        Tax Treatment. Unless otherwise required by applicable law, the parties hereto acknowledge and agree that any Redemption or Direct Exchange with the Company or Vivid Seats shall be treated as a direct exchange between Vivid Seats and such Member for U.S. federal and applicable state and local income tax purposes. The parties hereto intend to treat any Redemption or Direct Exchange consummated hereunder as a taxable sale of the Redeemable Units and Class B Common Stock (if any) by the Member to Vivid Seats for U.S. federal and applicable state and local income tax purposes except as otherwise mutually agreed to in writing by such Member and Vivid Seats and no party hereto shall take a position inconsistent with such intended tax treatment on any tax return, amendment thereof or any other communication with a taxing authority, in each case unless otherwise required by a “determination” within the meaning of Section 1313 of the Code.

Section 9.6        PTP Tax Consequences. Notwithstanding anything to the contrary herein, if the Board, after consultation with its outside legal counsel and tax advisor, determines in good faith that interests in the Company do not meet the requirements of Treasury Regulation Section 1.7704-1(h) (or other provisions of those Regulations as determined by the Board in its sole discretion) or that any Transfer, Redemption or Direct Exchange could (as determined in the reasonable discretion of the Board exercised in good faith) cause the Company to be treated as a “publicly traded partnership” under Section 7704 of the Code, the Company may impose such restrictions on such Transfers, Redemptions, and/or Direct Exchanges) as the Company may reasonably determine to be necessary or advisable so that the Company is not treated as a “publicly traded partnership” under Section 7704 of the Code.

Section 9.7        Distributions. No Redemption or Direct Exchange will impair the right of a Member to receive any distribution for periods ending on or prior to the Redemption Date for such Redemption or Direct Exchange (but for which payment had not yet been made with respect to the Redeemable Units in question at the time the Redemption or Direct Exchange is consummated); provided that, for purposes of this Section 9.7, a Member’s right to receive its pro rata portion of any distribution by the Company in respect of such periods shall not be deemed impaired to the extent that the Company has not paid Vivid Seats its pro rata portion of such distribution prior to the consummation of the applicable Redemption or Direct Exchange.

Section 9.8        Blocker Merger Transaction Cooperation. From and after the First Redemption Time, if requested by any holder of Redeemable Units, the Board and the Company shall work together in good faith with any such requesting Unitholder to structure a transaction that provides for such Unitholder (or an Affiliate thereof) to, in lieu of exercising exchange rights applicable to all or a portion of the Redeemable Units held (directly or indirectly) by such Unitholder, cause an entity (a “Blocker Corporation”) that (i) is classified as a corporation for U.S. federal income tax purposes, (ii) has no material assets other than Redeemable Units, (iii) has no liabilities other than any liabilities directly relating to the Redeemable Units held by such corporation, (iv) does not have, and has never engaged in, any activities other than holding Redeemable Units, and (v) was formed sufficiently in advance of the Blocker Merger Transaction (as defined below), to be merged with and into Vivid Seats or with or into one or more Subsidiaries of Vivid Seats that is treated as a corporation or an entity that is disregarded as separate from Vivid Seats for U.S. federal income tax purposes (any such merger, or any substantially similar transaction pursuant to which the equityholder of the Blocker Corporation receives Common Stock in exchange for all of the interests in the Blocker Corporation, a “Blocker Merger Transaction”). Such Unitholder shall notify the Board and the Company in writing of any request by the Unitholder to implement a Blocker Merger Transaction, and the Board, the Company and the applicable Unitholder shall work together to structure any such Blocker Merger Transaction in a manner that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code and shall work together in good faith to draft definitive documentation with respect to any such Blocker Merger Transaction. Such definitive documentation shall (A) include customary representations and customary indemnification, including customary indemnification with respect to any taxes of or with respect to the Blocker Corporation, (B) provide for the rights, if any, the Unitholder may have under the Tax Receivable Agreement following any such Blocker Merger Transaction, and (C) require that the equityholders of such Blocker Corporation shall bear all costs and expenses (excluding Taxes except to the extent provided in clause (A)) in connection with such Blocker Merger Transaction. Notwithstanding the foregoing, in no event shall any Blocker Merger Transaction be required if such Blocker Merger Transaction would reasonably be expected to result in adverse tax consequences to the Company or any Subsidiary thereof, Vivid Seats or any Subsidiary thereof, or any other Unitholder.

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Article X
RESIGNATION OF UNITHOLDERS

Section 10.1      Resignation of Unitholders. No Unitholder shall have the power or right to resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XI, without the prior written consent of the Board (which consent may be withheld by the Board in its sole discretion), except as otherwise expressly permitted by this Agreement. Upon a Transfer of all of a Unitholder’s Units in a Transfer permitted by this Agreement, and (if applicable) the Equity Agreements, such Unitholder shall cease to be a Unitholder. Notwithstanding that payment on account of a resignation may be made after the effective time of such resignation, any completely resigning Unitholder will not be considered a Unitholder for any purpose after the effective time of such complete resignation, and, in the case of a partial resignation, such Unitholder’s Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial resignation.

Article XI
DISSOLUTION AND LIQUIDATION

Section 11.1      Dissolution. The Company shall not be dissolved by the admission of Additional Members or Substituted Members. The Company shall dissolve, and its affairs shall be wound up upon the first of the following to occur:

(a)           at the election of the Board;

(b)           the termination of the legal existence of the last remaining member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Delaware Act; or

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(c)           the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Delaware Act.

Except as otherwise set forth in this Article XI the Company is intended to have perpetual existence. An Event of Withdrawal, in and of itself, shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement. Bankruptcy (as defined in Sections 18-101(1) and 18-304 of the Delaware Act) shall not cause a Member to cease to be a member of the Company.

Section 11.2     Liquidation and Termination. On the dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Delaware Act. The costs of liquidation shall be borne as the Company’s expense. Until final distribution, the liquidators shall continue to operate the Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

(a)           In accordance with Section 18-804 of the Delaware Act, the liquidators shall pay, satisfy or discharge from the Company’s funds all of the debts, liabilities and obligations of the Company (including all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

(b)           After satisfaction of all liabilities of the Company in accordance with Section 11.2(a) above, the liquidators shall (i) determine the Fair Market Value (the “Liquidation FMV”) of the Company’s remaining assets (the “Liquidation Assets”) in accordance with Article XI hereof, (ii) determine the amounts to be distributed to each Unitholder in accordance with Section 4.1, and (iii) deliver to each Unitholder a statement (the “Liquidation Statement”) setting forth the Liquidation FMV and the amounts and recipients of such Distributions, which Liquidation Statement shall be final and binding on all Unitholders.

(c)           As soon as the Liquidation FMV and the proper amounts of Distributions have been determined in accordance with Section 11.2(b) above, the liquidators shall promptly distribute the Company’s Liquidation Assets to the holders of Units in accordance with Section 4.1(b) above. In making such distributions, the liquidators shall allocate each type of Liquidation Assets (i.e., cash or cash equivalents, preferred or common equity securities, etc.) among the Unitholders ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder; provided that the liquidators may allocate each type of Liquidation Assets so as to give effect to and take into account the relative priorities of the different Units; provided further that, in the event that any securities are part of the Liquidation Assets, each Unitholder that is not an “accredited investor” as such term is defined under the Securities Act may, in the sole discretion of the Board, receive, and hereby agrees to accept, in lieu of such securities, cash consideration with an equivalent value to such securities as determined by the Board. Any non-cash Liquidation Assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Section 4.2 and Section 4.3. If any Unitholder’s Capital Account is not equal to the amount to be distributed to such Unitholder pursuant to Section 11.2(b), Profits and Losses for the Fiscal Year in which the Company is wound up shall be allocated among the Unitholders in such a manner as to cause, to the extent possible, each Unitholder’s Capital Account to be equal to the amount to be distributed to such Unitholder pursuant to Section 11.2(b). The distribution of cash and/or property to a Unitholder in accordance with the provisions of this Section 11.2(b) constitutes a complete return to the Unitholder of its Capital Contributions and a complete distribution to the Unitholder of its interest in the Company and all the Company property and, to the fullest extent permitted by law, constitutes a compromise to which all Unitholders have consented within the meaning of the Delaware Act. To the extent that a Unitholder returns funds to the Company, to the fullest extent permitted by law, it has no claim against any other Unitholder for those funds.

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Section 11.3     Securityholders Agreement. To the extent that Units or other Equity Securities of any Subsidiary are distributed to any Unitholders and unless otherwise agreed to by the Board, such Unitholders hereby agree to enter into a securityholders agreement with such Subsidiary and each other Unitholder which contains rights and restrictions in form and substance similar to the provisions and restrictions set forth herein (including in Article VIII).

Section 11.4     Cancellation of Certificate. On completion of the distribution of the Company’s assets as provided herein, the Board (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled and take such other actions as may be necessary to terminate the Company, and upon the filing of the certificate of cancellation of the Certificate, the Company shall be terminated (and the Company shall not be terminated prior to such time). The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 11.4.

Section 11.5      Reasonable Time for Winding Up. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 11.2 in order to minimize any losses otherwise attendant upon such winding up.

Section 11.6      Return of Capital. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Unitholders (it being understood that any such return shall be made solely from the Company assets).

Section 11.7      Hart-Scott-Rodino. In the event the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) is applicable to any Unitholder, the dissolution of the Company shall not be consummated until such time as the applicable waiting period (and extensions thereof) under the HSR Act have expired or otherwise been terminated with respect to each such Unitholder.

Article XII
GENERAL PROVISIONS

Section 12.1     Power of Attorney. Each Unitholder hereby constitutes and appoints Vivid Seats and the liquidators, if any and as applicable, and their respective designees, with full power of substitution, as his, her or its true and lawful agent and attorney-in-fact, with full power and authority in his, her or its name, place and stead, to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (to the same extent such Person could take such action): (a) this Agreement, all certificates and other instruments and all amendments hereof or thereof in accordance with the terms hereof which Vivid Seats deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property or as otherwise permitted herein; (b) all instruments, agreements, amendments or other documents which Vivid Seats deems appropriate or necessary to reflect any amendment, change, modification or restatement of this Agreement in accordance with its terms; (c) all conveyances and other instruments or documents which Vivid Seats and/or the liquidators deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; and (d) all instruments relating to the admission, withdrawal or substitution of any Unitholder pursuant to Article VIII or Article X. The foregoing power of attorney is irrevocable and coupled with an interest, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency or termination of any Unitholder and the Transfer of all or any portion of his, her or its Units and shall extend to such Unitholder’s heirs, successors, permitted assigns and personal representatives.

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Section 12.2     Amendments. This Agreement may be amended (including, for purposes of this Section 12.2, any amendment effected directly or indirectly by way of a merger or consolidation of the Company) or waived, in whole or in part, by the Board; provided, however, that to the extent any amendment or waiver, including any amendment or waiver of the Exhibits attached hereto, would disproportionately and adversely affect the rights of any Member of a class compared with the rights of any other Member of such class, such amendment or waiver may only be made by the Board upon the prior written consent of such disproportionately and adversely affected Member.

Section 12.3     Title to the Company Assets. The Company’s assets shall be deemed to be owned by the Company as an entity, and no Unitholder, individually or collectively, shall have any ownership interest in such assets or any portion thereof. Legal title to any or all of such assets may be held in the name of the Company or one or more nominees, as the Board may determine. The Board hereby declares and warrants that any Company assets for which legal title is held in the name of any nominee shall be held in trust by such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All the Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such assets is held.

Section 12.4    Remedies. Each Unitholder and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

Section 12.5    Successors and Assigns. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

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Section 12.6     Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein or if such term or provision could be drawn more narrowly so as not to be illegal, invalid, prohibited or unenforceable in such jurisdiction, it shall be so narrowly drawn, as to such jurisdiction, without invalidating the remaining terms and provisions of this Agreement or affecting the legality, validity or enforceability of such term or provision in any other jurisdiction.

Section 12.7     Counterparts; Binding Agreement. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and effective as to each Person who (a) executes this Agreement in the appropriate space provided in the signature pages hereto notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages hereto and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

Section 12.8     Descriptive Headings; Interpretation. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word “including” in this Agreement shall be by way of example rather than by limitation. Reference to any agreement, document or instrument means such agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and if applicable hereof. Whenever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words “or,” “either” and “any” shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and, to the fullest extent permitted by law, no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

Section 12.9     Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

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Section 12.10   Addresses and Notices. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made when (a) delivered personally to the recipient, (b) telecopied to the recipient, or delivered by means of electronic mail (with hard copy sent to the recipient by reputable overnight courier service (charges prepaid) that same day) if telecopied/emailed before 5:00 p.m. New York, New York time on a Business Day, and otherwise on the next Business Day, or (c) one (1) Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid). Such notices, demands and other communications shall be sent to the address for such recipient set forth in the Company’s books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

Section 12.11   Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or any of its Affiliates, and no creditor who makes a loan to the Company or any of its Affiliates may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in the Company’s Profits, Losses, Distributions, capital or property other than as a secured creditor. Notwithstanding the foregoing, each of the Indemnitees are intended third party beneficiaries of Section 6.1(b) and shall be entitled to enforce such provision (as it may be in effect from time to time).

Section 12.12    No Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

Section 12.13    Further Action. The parties agree to execute and deliver all documents, provide all information and take or refrain from taking such actions as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 12.14   Entire Agreement. This Agreement and the other Transaction Documents embody the complete agreement and understanding among the parties with respect to the subject matter herein and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

Section 12.15   Delivery by Electronic Means. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or electronic transmission in portable document format (pdf) or comparable electronic transmission, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or pdf electronic transmission or comparable electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

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Section 12.16  Certain Acknowledgments. This Agreement shall be considered for all purposes as having been prepared through the joint efforts of the parties. No presumption shall apply in favor of any party in the interpretation of this Agreement or in the resolution of any ambiguity of any provision hereof based on the preparation, substitution, submission or other event of negotiation, drafting or execution hereof. Each Member and Unitholder acknowledges that it/he/she is entitled to and has been afforded the opportunity to consult legal counsel of its choice regarding the terms, conditions and legal effects of this Agreement, as well as the advisability and propriety thereof. Each Member and Unitholder further acknowledges that having so consulted with legal counsel of its choosing, such Member or Unitholder hereby waives any right to raise or rely upon the lack of representation or effective representation in any future proceedings or in connection with any future claim resulting from this Agreement or the formation of the Company. THE COMPANY, THE MEMBERS AND THE UNITHOLDERS ACKNOWLEDGE THAT LATHAM & WATKINS LLP HAS ONLY REPRESENTED THE COMPANY WITH RESPECT TO THE NEGOTIATION AND PREPARATION OF THIS AGREEMENT, AND HAS NOT REPRESENTED THE MEMBERS OR THE UNITHOLDERS WITH RESPECT TO SUCH MATTERS.

Section 12.17   Consent to Jurisdiction; WAIVER OF TRIAL BY JURY.

(a)           Consent to Jurisdiction. Each Unitholder irrevocably submits to the exclusive jurisdiction of the United States District Court for the State of Delaware and the state courts of the State of Delaware for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Unitholder further agrees that service of any process, summons, notice or document by United States certified or registered mail (in each such case, prepaid return receipt requested) to such Unitholder’s respective address set forth in the Company’s books and records or such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party shall be effective service of process in any action, suit or proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above in the immediately preceding sentence. Each Unitholder irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the United States District Court for the State of Delaware or the state courts of the State of Delaware and hereby irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in such court has been brought in an inconvenient forum.

(b)           WAIVER OF TRIAL BY JURY. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT (INCLUDING THE COMPANY) HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER.

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Section 12.18    Representations and Warranties. By execution of this Agreement, each Member severally represents and warrants as follows:

(a)           Such Member has full legal right, power, and authority to deliver this Agreement and the other Transaction Documents and to perform such Member’s obligations hereunder and thereunder;

(b)          This Agreement and the other Transaction Documents constitute the legal, valid, and binding obligation of such Member enforceable in accordance with its respective terms, except as the enforcement thereof may be limited by bankruptcy and other laws of general application relating to creditors’ rights or general principles of equity;

(c)           Neither this Agreement nor the other Transaction Documents violate, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event of default under any other agreement of which such Member is a party; and

(d)           Such Member’s investment in Units in the Company is made for such Member’s own account for investment purposes only and not with a view to the resale or distribution of such Units.

Section 12.19    Tax Receivable Agreement. The Tax Receivable Agreement shall be treated as part of this Agreement as described in Section 761(c) of the Code, and Treasury Regulations Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) with respect to payments to a Member with respect to an Exchange (as defined in the Tax Receivable Agreement) by such Member.

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IN WITNESS WHEREOF, the undersigned have executed or caused to be executed on their behalf this Second Amended and Restated Limited Liability Company Agreement as of the date first written above.

HOYA INTERMEDIATE, LLC

By:
Name:
Title:

Signature Page to Hoya Intermediate, LLC Second Amended and Restated Limited Liability Company Agreement

VIVID SEATS INC., as a Member

By:
Name:
Title:

Signature Page to Hoya Intermediate, LLC Second Amended and Restated Limited Liability Company Agreement

HOYA TOPCO, LLC, as a Member

By:
Name:
Title:

Signature Page to Hoya Intermediate, LLC Second Amended and Restated Limited Liability Company Agreement

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY
AGREEMENT

Joinder

The undersigned hereby agrees to become a party to the Second Amended and Restated Limited Liability Company Agreement of Hoya Intermediate, LLC, a Delaware limited liability company, dated as of [ • ], 2021 (the “Agreement”), and agrees to be bound by the terms and conditions of the Agreement as a Member.

MEMBER:

[ • ]

By:

Its:

Address for Notices:

[ • ]
[ • ]
[ • ]
[ • ]

Exhibit G – Form of Incentive Equity Plan

See attached.

VIVID SEATS INC.
2021 INCENTIVE AWARD PLAN

ARTICLE I.
Purpose

The Plan’s purpose is to enhance the Company’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities. Capitalized terms used in the Plan are defined in Article XI..

ARTICLE II.
Eligibility

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein.

ARTICLE III.
Administration and Delegation

3.1               Administration. The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions and reconcile inconsistencies in the Plan or any Award as it deems necessary or appropriate to administer the Plan and any Awards. The Administrator’s determinations under the Plan are in its sole discretion and will be final and binding on all persons having or claiming any interest in the Plan or any Award. The Administrator may institute and determine the terms and conditions of an Exchange Program.

3.2               Appointment of Committees. To the extent Applicable Laws permit, the Board may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries. The Board may abolish any Committee or re-vest in itself any previously delegated authority at any time.

ARTICLE IV.
Stock Available for Awards

4.1               Number of Shares. Subject to adjustment under Article VII and the terms of this Article IV, Awards may be made under the Plan covering up to the Overall Share Limit. Shares issued under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

4.2               Share Recycling. If all or any part of an Award expires, lapses or is terminated, exchanged for cash, surrendered to an Exchange Program, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award, the unused Shares covered by the Award will, as applicable, become or again be available for Award grants under the Plan, provided, that, the Shares underlying the Non-Qualified Stock Options granted in connection with the Effective Date Option Awards shall not become or again be available for Awards under the Plan. Further, Shares delivered (either by actual delivery or attestation) to the Company by a Participant to satisfy the applicable exercise or purchase price of an Award and/or to satisfy any applicable tax withholding obligation (including Shares retained by the Company from the Award being exercised or purchased and/or creating the tax obligation) will, as applicable, become or again be available for Award grants under the Plan. The payment of Dividend Equivalents in cash in conjunction with any outstanding Awards shall not count against the Overall Share Limit.

4.3               Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than [ ˜ ]1 Shares may be issued pursuant to the exercise of Incentive Stock Options.

4.4               Substitute Awards. In connection with an entity’s merger or consolidation with the Company or the Company’s acquisition of an entity’s property or stock, the Administrator may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate in accordance with Applicable Laws. Substitute Awards may be granted on such terms as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the Shares authorized for grant under the Plan (and Shares subject to such Awards shall not be added to the Shares available for Awards under the Plan as provided above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors prior to such acquisition or combination.

4.5               Non-Employee Director Compensation. Notwithstanding any provision to the contrary in the Plan, the Administrator may establish compensation for non-employee Directors from time to time, subject to the limitations in the Plan. The Administrator will from time to time determine the terms, conditions and amounts of all such non-employee Director compensation in its discretion and pursuant to the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation, or other compensation, and the value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of Awards granted to a non-employee Director as compensation for services as a non-employee Director during any fiscal year of the Company may not exceed $[__], increased to $[__] of a non-employee Director’s initial service as a non-employee Director. The Administrator may make exceptions to these limits for individual non-employee Directors in extraordinary circumstances, as the Administrator may determine in its discretion, provided that the non-employee Director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee Directors.

1 To be equal to initial Overall Share Limit set forth in Section 11.28(i) less the two million shares subject to the Effective Date Option Awards.

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ARTICLE V.
Stock Options and Stock Appreciation Rights

5.1               General. The Administrator may grant Options or Stock Appreciation Rights to Service Providers subject to the limitations in the Plan, including any limitations in the Plan that apply to Incentive Stock Options. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose and payable in cash, Shares valued at such Fair Market Value or a combination of the two as the Administrator may determine or provide in the Award Agreement.

5.2               Exercise Price. The Administrator will establish each Option’s and Stock Appreciation Right’s exercise price and specify the exercise price in the Award Agreement. Unless otherwise determined by the Administrator, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right.

5.3               Duration. Each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that, unless otherwise determined by the Administrator in accordance with Applicable Laws, the term of an Option or Stock Appreciation Right will not exceed ten years. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, violates the non-competition, non-solicitation, confidentiality or other similar restrictive covenant provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right of the Participant and the Participant’s transferees to exercise any Option or Stock Appreciation Right issued to the Participant shall terminate immediately upon such violation unless the Company otherwise determines.

5.4               Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company a written notice of exercise, in a form the Administrator approves (which may be electronic), signed by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, payment in full (i) as specified in Section 5.5 for the number of Shares for which the Award is exercised and (ii) as specified in Section 9.5 for any applicable taxes. Unless the Administrator otherwise determines, an Option or Stock Appreciation Right may not be exercised for a fraction of a Share.

5.5               Payment Upon Exercise. Subject to Section 10.8, any Company insider trading policy (including blackout periods) and Applicable Laws, the exercise price of an Option must be paid by:

(a)                cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted;

(b)                if there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to pay the exercise price, or (B) the Participant’s delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to pay the exercise price; provided that such amount is paid to the Company at such time as may be required by the Administrator;

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(c)                to the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value;

(d)                to the extent permitted by the Administrator, surrendering Shares then issuable upon the Option’s exercise valued at their Fair Market Value on the exercise date;

(e)                to the extent permitted by the Administrator, delivery of any other property that the Administrator determines is good and valuable consideration; or

(f)                 to the extent permitted by the Company, any combination of the above payment forms approved by the Administrator.

ARTICLE VI.
Restricted Stock; Restricted Stock Units

6.1               General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to the Company’s right to repurchase all or part of such shares at their issue price or other stated or formula price from the Participant (or to require forfeiture of such shares) if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant to Service Providers Restricted Stock Units, which may be subject to vesting and forfeiture conditions during the applicable restriction period or periods, as set forth in an Award Agreement. The Administrator will determine and set forth in the Award Agreement the terms and conditions for each Restricted Stock and Restricted Stock Unit Award, subject to the conditions and limitations contained in the Plan.

6.2               Restricted Stock.

(a)                Dividends. Participants holding shares of Restricted Stock will be entitled to all ordinary cash dividends paid with respect to such Shares, unless the Administrator provides otherwise in the Award Agreement. In addition, unless the Administrator provides otherwise, if any dividends or distributions are paid in Shares, or consist of a dividend or distribution to holders of Common Stock of property other than an ordinary cash dividend, the Shares or other property will be subject to the same restrictions on transferability and forfeitability as the shares of Restricted Stock with respect to which they were paid.

(b)                Stock Certificates. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of shares of Restricted Stock, together with a stock power endorsed in blank.

(c)                Section 83(b) Election. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

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6.3               Restricted Stock Units.

(a)                Settlement. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant’s election, in a manner intended to comply with Section 409A.

(b)                Stockholder Rights. A Participant will have no rights of a stockholder with respect to Shares subject to any Restricted Stock Unit unless and until the Shares are delivered in settlement of the Restricted Stock Unit.

(c)                Dividend Equivalents. If the Administrator provides, a grant of Restricted Stock Units may provide a Participant with the right to receive Dividend Equivalents. Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Restricted Stock Units with respect to which the Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement.

ARTICLE VII.
Other Stock or Cash Based Awards

7.1               Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive Shares to be delivered in the future and including annual or other periodic or long-term cash bonus awards (whether based on specified Performance Criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal (which may be based on the Performance Criteria), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement.

ARTICLE VIII.
Adjustments for Changes in Common Stock
and Certain Other Events

8.1               Equity Restructuring(a). In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article VII, the Administrator will equitably adjust each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include adjusting the number and type of securities subject to each outstanding Award and/or the Award’s exercise price or grant price (if applicable), granting new Awards to Participants, and making a cash payment to Participants. The adjustments provided under this Section 8.1 will be nondiscretionary and final and binding on the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

8.2               Corporate Transactions. In the event of any dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Laws or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant’s request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (x) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (y) to facilitate such transaction or event or (z) give effect to such changes in Applicable Laws or accounting principles:

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(a)                To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights under the vested portion of such Award, as applicable; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant’s rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b)                To provide that such Award shall vest and, to the extent applicable, be exercisable as to all shares covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c)                To provide that such Award be assumed by the successor or survivor corporation, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and/or applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d)                To make adjustments in the number and type of shares of Common Stock (or other securities or property) subject to outstanding Awards and/or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article IV hereof on the maximum number and kind of shares which may be issued) and/or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e)                To replace such Award with other rights or property selected by the Administrator; and/or

(f)                 To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

8.3               Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock, including any Equity Restructuring or any securities offering or other similar transaction, for administrative convenience, the Administrator may refuse to permit the exercise of any Award for up to sixty days before or after such transaction.

8.4               General. Except as expressly provided in the Plan or the Administrator’s action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 8.1 above or the Administrator’s action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award’s grant or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company’s right or power to make or authorize (i) any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, (ii) any merger, consolidation dissolution or liquidation of the Company or sale of Company assets or (iii) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares. The Administrator may treat Participants and Awards (or portions thereof) differently under this Article VIII.

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ARTICLE IX.
General Provisions Applicable to Awards

9.1               Transferability. Except as the Administrator may determine or provide in an Award Agreement or otherwise for Awards other than Incentive Stock Options, Awards may not be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator’s consent, pursuant to a domestic relations order, and, during the life of the Participant, will be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, will include references to a Participant’s authorized transferee that the Administrator specifically approves.

9.2               Documentation. Each Award will be evidenced in an Award Agreement, which may be written or electronic, as the Administrator determines. Each Award may contain terms and conditions in addition to those set forth in the Plan.

9.3               Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

9.4               Termination of Service; Change in Status. The Administrator will determine, in its sole discretion, the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for Cause and all questions of whether a particular leave of absence constitutes a Termination of Service or any other change or purported change in a Participant’s Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant’s legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable.

9.5               Withholding. Each Participant must pay the Company, or make provision satisfactory to the Administrator for payment of, any taxes required by law to be withheld in connection with such Participant’s Awards by the date of the event creating the tax liability. The Company may deduct an amount sufficient to satisfy such tax obligations based on the applicable statutory withholding rates (or such other rate as may be determined by the Company after considering any accounting consequences or costs) from any payment of any kind otherwise due to a Participant. Subject to Section 10.8 and any Company insider trading policy (including blackout periods), Participants may satisfy such tax obligations (i) in cash, by wire transfer of immediately available funds, by check made payable to the order of the Company, provided that the Company may limit the use of one of the foregoing payment forms if one or more of the payment forms below is permitted, (ii) to the extent permitted by the Administrator, in whole or in part by delivery of Shares, including Shares retained from the Award creating the tax obligation, valued at their Fair Market Value, (iii) if there is a public market for Shares at the time the tax obligations are satisfied, unless the Company otherwise determines, (A) delivery (including telephonically to the extent permitted by the Company) of an irrevocable and unconditional undertaking by a broker acceptable to the Company to deliver promptly to the Company sufficient funds to satisfy the tax obligations, or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company cash or a check sufficient to satisfy the tax withholding; provided that such amount is paid to the Company at such time as may be required by the Administrator, or (iv) to the extent permitted by the Company, any combination of the foregoing payment forms approved by the Administrator. If any tax withholding obligation will be satisfied under clause (ii) of the immediately preceding sentence by the Company’s retention of Shares from the Award creating the tax obligation and there is a public market for Shares at the time the tax obligation is satisfied, the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on the applicable Participant’s behalf some or all of the Shares retained and to remit the proceeds of the sale to the Company or its designee, and each Participant’s acceptance of an Award under the Plan will constitute the Participant’s authorization to the Company and instruction and authorization to such brokerage firm to complete the transactions described in this sentence.

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9.6               Amendment of Award; Repricing. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Non-Qualified Stock Option. The Participant’s consent to such action will be required unless (i) the action, taking into account any related action, does not materially and adversely affect the Participant’s rights under the Award, or (ii) the change is permitted under Article VIII or pursuant to Section 10.6.

9.7               Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (i) all Award conditions have been met or removed to the Company’s satisfaction, (ii) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including any applicable securities laws and stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy any Applicable Laws. The Company’s inability to obtain authority from any regulatory body having jurisdiction, which the Administrator determines is necessary to the lawful issuance and sale of any securities, will relieve the Company of any liability for failing to issue or sell such Shares as to which such requisite authority has not been obtained.

9.8               Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

9.9               Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option’s grant date, and the term of the Option will not exceed five years. All Incentive Stock Options will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees if requested by the Company to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within (i) two years from the grant date of the Option or (ii) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an “incentive stock option” under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an “incentive stock option” under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Non-Qualified Stock Option.

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ARTICLE X.
Miscellaneous

10.1           No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement.

10.2           No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Laws require, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on stock certificates issued under the Plan that the Administrator deems necessary or appropriate to comply with Applicable Laws.

10.3           Effective Date and Term of Plan. The Plan will become effective on the Effective Date and, unless earlier terminated by the Board, will remain in effect until the earlier of (i) the earliest date as of which all Awards granted under the Plan have been satisfied in full or terminated and no Shares approved for issuance under the Plan remain available to be granted under new Awards or (ii) the tenth anniversary of [_________]2, but Awards previously granted may extend beyond that date in accordance with the Plan. If the Plan is not approved by the Company’s stockholders, the Plan will not become effective and no Awards will be granted under the Plan.

10.4           Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time; provided that no amendment, other than an increase to the Overall Share Limit, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant’s consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as in effect before such suspension or termination. The Board will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

10.5           Provisions for Foreign Participants. The Administrator may modify Awards granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to address differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

2 Note to Draft: To reflect the 10-year anniversary of the date the Board adopted the Plan.

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10.6           Section 409A.

(a)                General. The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant’s consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (A) exempt this Plan or any Award from Section 409A, or (B) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award’s grant date. The Company makes no representations or warranties as to an Award’s tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 10.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant “nonqualified deferred compensation” subject to taxes, penalties or interest under Section 409A.

(b)                Separation from Service. If an Award constitutes “nonqualified deferred compensation” under Section 409A, any payment or settlement of such Award upon a termination of a Participant’s Service Provider relationship will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant’s “separation from service” (within the meaning of Section 409A), whether such “separation from service” occurs upon or after the Termination of Service of a Participant. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a “termination,” “termination of employment,” Termination of Service or like terms means a “separation from service.”

(c)                Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of “nonqualified deferred compensation” required to be made under an Award to a “specified employee” (as defined under Section 409A and as the Administrator determines) due to his or her “separation from service” will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such “separation from service” (or, if earlier, until the specified employee’s death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of “nonqualified deferred compensation” under such Award payable more than six months following the Participant’s “separation from service” will be paid at the time or times the payments are otherwise scheduled to be made.

10.7           Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as a director, officer, other employee or agent of the Company or any Subsidiary will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in his or her capacity as an Administrator, director, officer, other employee or agent of the Company or any Subsidiary. The Company will indemnify and hold harmless each director, officer, other employee and agent of the Company or any Subsidiary that has been or will be granted or delegated any duty or power relating to the Plan’s administration or interpretation, against any cost or expense (including attorneys’ fees) or liability (including any sum paid in settlement of a claim with the Administrator’s approval) arising from any act or omission concerning this Plan unless arising from such person’s own fraud or bad faith.

10.8           Lock-Up Period. The Company may, at the request of any underwriter representative or otherwise, in connection with registering the offering of any Company securities under the Securities Act, prohibit Participants from, directly or indirectly, selling or otherwise transferring any Shares or other Company securities during a period of up to one hundred eighty days following the effective date of a Company registration statement filed under the Securities Act, or such longer period as determined by the underwriter.

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10.9           Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this section by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant’s participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant’s name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the “Data”). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant’s participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant’s country, or elsewhere, and the Participant’s country may have different data privacy laws and protections than the recipients’ country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant’s participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant’s participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 10.9 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant’s ability to participate in the Plan and, in the Administrator’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 10.9. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

10.10        Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

10.11        Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary) that the Administrator has approved, the Plan will govern, unless it is expressly specified in such Award Agreement or other written document that a specific provision of the Plan will not apply.

10.12        Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, disregarding any state’s choice-of-law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

10.13        Claw-back Provisions. All Awards (including any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares underlying the Award) will be subject to any Company claw-back policy, including any claw-back policy adopted to comply with Applicable Laws (including the Dodd-Frank Wall Street Reform and Consumer Protection Act and any rules or regulations promulgated thereunder) as set forth in such claw-back policy or the Award Agreement.

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10.14        Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan’s text, rather than such titles or headings, will control.

10.15        Conformity to Securities Laws. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Laws. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in conformance with Applicable Laws. To the extent Applicable Laws permit, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Laws.

10.16        Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary except as expressly provided in writing in such other plan or an agreement thereunder.

10.17        Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 9.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all participants receive an average price; (c) the applicable Participant will be responsible for all broker’s fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant’s applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant’s obligation.

ARTICLE XI.
Definitions

As used in the Plan, the following words and phrases will have the following meanings:

11.1           “Administrator” means the Board or a Committee to the extent that the Board’s powers or authority under the Plan have been delegated to such Committee.

11.2           “Applicable Laws” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where Awards are granted.

11.3           “Award” means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units or Other Stock or Cash Based Awards.

11.4           “Award Agreement” means a written agreement evidencing an Award, which may be electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

11.5           “Board” means the Board of Directors of the Company.

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11.6           “Cause” means (i) if a Participant is a party to a written employment, severance or consulting agreement with the Company or any of its Subsidiaries or an Award Agreement in which the term “cause” is defined (a “Relevant Agreement”), “Cause” as defined in the Relevant Agreement, and (ii) if no Relevant Agreement exists, (A) a material failure by the Participant to perform the Participant’s responsibilities or duties to the Company or any of its Subsidiaries under any agreement with the Company or any of its Subsidiaries or those other responsibilities or duties as reasonably requested from time to time by the Board, after written demand for performance has been given by the Board that identifies how the Participant has not performed his or her responsibilities or duties and such failure, if susceptible of cure, has not been cured for a period of thirty (30) days after the Participant receives notice from the Board; (B) the Participant’s engagement in illegal conduct or gross misconduct that the Company in good faith believes has materially harmed or is reasonably likely to materially harm the standing and reputation of the Company or any of its Subsidiaries; (C) the Participant’s commission or conviction of, or plea of guilty or nolo contendere to, a felony, a crime involving moral turpitude or any other act or omission that the Company in good faith believes has materially harmed or is reasonably likely to materially harm the standing and reputation of the Company or any of its Subsidiaries; (D) a material breach of the Participant’s duty of loyalty to the Company or any of its Subsidiaries or the Participant’s material breach of the Company’s or any of its Subsidiaries’ written code of conduct and business ethics, in either case, that the Company in good faith believes has materially harmed or is reasonably likely to materially harm the standing and reputation of the Company or any of its Subsidiaries or the Participant’s breach of any of the provision of this Agreement, or the Participant’s material breach of any other material written agreement between the Participant and the Company or any of its Subsidiaries; (E) dishonesty that the Company in good faith believes has materially harmed or is reasonably likely to materially harm the Company or any of its Subsidiaries; (F) fraud, gross negligence or repetitive negligence committed without regard to corrective direction in the course of discharge of the Participant’s duties; or (G) excessive and unreasonable absences from your duties for any reason or as a result of the Participant’s Disability (other than authorized leave).

11.7           “Change in Control” means and includes each of the following:

(a)                A transaction or series of transactions (other than an offering of Common Stock to the general public through a registration statement filed with the Securities and Exchange Commission or a transaction or series of transactions that meets the requirements of clauses (i) and (ii) of subsection (c) below) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Company, any of its Subsidiaries, an employee benefit plan maintained by the Company or any of its Subsidiaries or a “person” that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than 50 % of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; or

(b)                During any period of two consecutive years, individuals who, at the beginning of such period, constitute the Board together with any new Director(s) (other than a Director designated by a person who shall have entered into an agreement with the Company to effect a transaction described in subsections (a) or (c) whose election by the Board or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the Directors then still in office who either were Directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

(c)                The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination or (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

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(i)                 which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction, and

(ii)               after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award (or portion of any Award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b) or (c) with respect to such Award (or portion thereof) shall only constitute a Change in Control for purposes of the payment timing of such Award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

The Administrator shall have full and final authority, which shall be exercised in its discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of the occurrence of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a “change in control event” as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

11.8           “Code” means the Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

11.9           “Committee” means one or more committees or subcommittees of the Board, which may include one or more Company directors or executive officers, to the extent Applicable Laws permit. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a “non-employee director” within the meaning of Rule 16b-3; however, a Committee member’s failure to qualify as a “non-employee director” within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

11.10        “Common Stock” means the Class A common stock of the Company.

11.11        “Company” means Vivid Seats Inc., a Delaware corporation, or any successor.

11.12        “Consultant” means any person, including any adviser, engaged by the Company or its parent or Subsidiary to render services to such entity if the consultant or adviser: (i) renders bona fide services to the Company; (ii) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company’s securities; and (iii) is a natural person.

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11.13        “Designated Beneficiary” means the beneficiary or beneficiaries the Participant designates, in a manner the Administrator determines, to receive amounts due or exercise the Participant’s rights if the Participant dies or becomes incapacitated. Without a Participant’s effective designation, “Designated Beneficiary” will mean the Participant’s estate.

11.14        “Director” means a Board member.

11.15        “Disability” means Employee’s inability to perform the essential functions of his job, with or without accommodation, as a result of any mental or physical disability or incapacity for an extended period but not less than sixty (60) business days in any consecutive 6 month period, as determined in the sole discretion of Board.

11.16        “Dividend Equivalents” means a right granted to a Participant under the Plan to receive the equivalent value (in cash or Shares) of dividends paid on Shares.

11.17        “Effective Date” means the date on which the transactions contemplated by that certain Transaction Agreement, by and among Horizon Acquisition Corporation, Horizon Sponsor, LLC, Hoya Topco, LLC, Hoya Intermediate, LLC, Vivid Seats Inc., dated as of [____], 2021 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

11.18        Effective Date Option Awards” means Non-Qualified Options to purchase two million Shares to be granted to Participants on or about the Effective Date, pursuant to which the exercise price with respect to one million of such Shares is expected to have an exercise price of $10.00 per Share and the exercise price with respect to one million of such Shares is expected to have an exercise price of $15.00 per Share.

11.19        “Employee” means any employee of the Company or its Subsidiaries.

11.20        “Equity Restructuring” means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split, spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

11.21        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

11.22        “Exchange Program” shall mean a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher or lower exercise prices and different terms), Awards of a different type, and/or cash, (ii) Holders would have the opportunity to transfer any outstanding Awards to a financial institution or other person or entity selected by the Administrator, and/or (iii) the exercise price of an outstanding Award is reduced or increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

11.23        “Fair Market Value” means, as of any date, the value of Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Common Stock as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Common Stock is not traded on a stock exchange but is quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) in any case the Administrator may determine the Fair Market Value in its discretion.

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11.24        “Greater Than 10% Stockholder” means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or its parent or subsidiary corporation, as defined in Section 424(e) and (f) of the Code, respectively.

11.25        “Incentive Stock Option” means an Option intended to qualify as an “incentive stock option” as defined in Section 422 of the Code.

11.26        “Non-Qualified Stock Option” means an Option not intended or not qualifying as an Incentive Stock Option.

11.27        “Option” means an option to purchase Shares.

11.28        “Other Stock or Cash Based Awards” means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

11.29        “Overall Share Limit” means the sum of (i) [ ˜ ]3 Shares; and (ii) an annual increase on the first day of each calendar year beginning January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 2% of the aggregate number of shares of Common Stock outstanding on the final day of the immediately preceding calendar year and (B) such smaller number of Shares as is determined by the Board.

11.30        “Participant” means a Service Provider who has been granted an Award.

11.31        “Performance Criteria” mean the criteria (and adjustments) that the Administrator may select for an Award to establish performance goals for a performance period, which may include the following: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization, and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including but not limited to gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial, or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; marketing initiatives; and other measures of performance selected by the Board or Committee whether or not listed herein, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to the Company’s performance or the performance of a Subsidiary, division, business segment or business unit of the Company or a Subsidiary, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies. The Committee may provide for exclusion of the impact of an event or occurrence which the Committee determines should appropriately be excluded, including (a) restructurings, discontinued operations, extraordinary items, and other unusual, infrequently occurring or non-recurring charges or events, (b) asset write-downs, (c) litigation or claim judgments or settlements, (d) acquisitions or divestitures, (e) reorganization or change in the corporate structure or capital structure of the Company, (f) an event either not directly related to the operations of the Company, Subsidiary, division, business segment or business unit or not within the reasonable control of management, (g) foreign exchange gains and losses, (h) a change in the fiscal year of the Company, (i) the refinancing or repurchase of bank loans or debt securities, (j) unbudgeted capital expenditures, (k) the issuance or repurchase of equity securities and other changes in the number of outstanding shares, (l) conversion of some or all of convertible securities to Common Stock, (m) any business interruption event (n) the cumulative effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles, or (o) the effect of changes in other laws or regulatory rules affecting reported results.

3 To be the sum of (a) 5% of the fully diluted Shares at closing plus (b) two million Shares to be granted to Participants on or about the Effective Date, pursuant to which the exercise price with respect to one million of such Shares is expected to have an exercise price of $10.00 per Share and the exercise price with respect to one million of such Shares is expected to have an exercise price of $15.00 per Share.

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11.32        “Plan” means this 2021 Incentive Award Plan.

11.33        “Restricted Stock” means Shares awarded to a Participant under Article VI subject to certain vesting conditions and other restrictions.

11.34        “Restricted Stock Unit” means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

11.35        “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act.

11.36        “Section 409A” means Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder.

11.37        “Securities Act” means the Securities Act of 1933, as amended.

11.38        “Service Provider” means an Employee, Consultant or Director.

11.39        “Shares” means shares of Common Stock.

11.40        “Stock Appreciation Right” means a stock appreciation right granted under Article V.

11.41        “Subsidiary” means any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

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11.42        “Substitute Awards” shall mean Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

11.43        “Termination of Service” means the date the Participant ceases to be a Service Provider.

* * * * *

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Exhibit H – Form of Employee Stock Purchase Plan

See attached.

VIVID SEATS INC.
2021 EMPLOYEE STOCK PURCHASE PLAN

Article I.
PURPOSE

The purpose of this Plan is to assist Eligible Employees of the Company and its Designated Subsidiaries in acquiring a stock ownership interest in the Company.

The Plan consists of two components: (i) the Section 423 Component and (ii) the Non-Section 423 Component. The Section 423 Component is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and shall be administered, interpreted and construed in a manner consistent with the requirements of Section 423 of the Code. The Non-Section 423 Component authorizes the grant of rights which need not qualify as rights granted pursuant to an “employee stock purchase plan” under Section 423 of the Code. Rights granted under the Non-Section 423 Component shall be granted pursuant to separate Offerings containing such sub-plans, appendices, rules or procedures as may be adopted by the Administrator and designed to achieve tax, securities laws or other objectives for Eligible Employees and Designated Subsidiaries but shall not be intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. Except as otherwise determined by the Administrator or provided herein, the Non-Section 423 Component will operate and be administered in the same manner as the Section 423 Component. Offerings intended to be made under the Non-Section 423 Component will be designated as such by the Administrator at or prior to the time of such Offering.

For purposes of this Plan, the Administrator may designate separate Offerings under the Plan in which Eligible Employees will participate. The terms of these Offerings need not be identical, even if the dates of the applicable Offering Period(s) in each such Offering are identical, provided that the terms of participation are the same within each separate Offering under the Section 423 Component (as determined under Section 423 of the Code). Solely by way of example and without limiting the foregoing, the Company could, but shall not be required to, provide for simultaneous Offerings under the Section 423 Component and the Non-Section 423 Component of the Plan.

Article II.
DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise.

2.1               “Administrator” means the entity that conducts the general administration of the Plan as provided in Article XI.

2.2               “Agent” means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.3               “Applicable Law” means the requirements relating to the administration of equity incentive plans under U.S. federal and state securities, tax and other applicable laws, rules and regulations, the applicable rules of any stock exchange or quotation system on which Shares are listed or quoted and the applicable laws and rules of any foreign country or other jurisdiction where rights under this Plan are granted.

2.4               “Board” means the Board of Directors of the Company.

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2.5               “Code” means the U.S. Internal Revenue Code of 1986, as amended, and the regulations issued thereunder.

2.6               “Common Stock” means common stock of the Company and such other securities of the Company that may be substituted therefore.

2.7               “Company” means Vivid Seats Inc., a Delaware corporation, or any successor.

2.8               “Compensation” of an Eligible Employee means, unless otherwise determined by the Administrator, the gross base compensation or wages received by such Eligible Employee as compensation for services to the Company or any Designated Subsidiary, excluding overtime payments, sales commissions, incentive compensation, bonuses, expense reimbursements, income received in connection with any compensatory equity awards, fringe benefits and other special payments.

2.9               “Designated Subsidiary” means any Subsidiary designated by the Administrator in accordance with Section 11.2(b), such designation to specify whether such participation is in the Section 423 Component or Non-Section 423 Component. A Designated Subsidiary may participate in either the Section 423 Component or Non-Section 423 Component, but not both; provided that a Subsidiary that, for U.S. tax purposes, is disregarded from the Company or any Subsidiary that participates in the Section 423 Component shall automatically constitute a Designated Subsidiary that participates in the Section 423 Component.

2.10           “Effective Date” means the date on which the transactions contemplated by that certain Transaction Agreement, by and among Horizon Acquisition Corporation, Horizon Sponsor, LLC, Hoya Topco, LLC, Hoya Intermediate, LLC, Vivid Seats Inc., dated as of [____], 2021 as amended from time to time, are consummated, provided that the Board has adopted the Plan prior to or on such date, subject to approval of the Plan by the Company’s stockholders.

2.11           “Eligible Employee” means:

(a)                an Employee who does not, immediately after any rights under this Plan are granted, own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of Shares and other securities of the Company, a Parent or a Subsidiary (as determined under Section 423(b)(3) of the Code). For purposes of the foregoing, the rules of Section 424(d) of the Code with regard to the attribution of stock ownership shall apply in determining the stock ownership of an individual, and stock that an Employee may purchase under outstanding options shall be treated as stock owned by the Employee.

(b)                Notwithstanding the foregoing, the Administrator may provide in an Offering Document that an Employee shall not be eligible to participate in an Offering Period under the Section 423 Component if: (i) such Employee is a highly compensated employee within the meaning of Section 423(b)(4)(D) of the Code; (ii) such Employee has not met a service requirement designated by the Administrator pursuant to Section 423(b)(4)(A) of the Code (which service requirement may not exceed two years); (iii) such Employee’s customary employment is for twenty hours per week or less; (iv) such Employee’s customary employment is for less than five months in any calendar year; and/or (v) such Employee is a citizen or resident of a foreign jurisdiction and the grant of a right to purchase Shares under the Plan to such Employee would be prohibited under the laws of such foreign jurisdiction or the grant of a right to purchase Shares under the Plan to such Employee in compliance with the laws of such foreign jurisdiction would cause the Plan to violate the requirements of Section 423 of the Code, as determined by the Administrator in its sole discretion; provided, further, that any exclusion in clauses (i), (ii), (iii), (iv) or (v) shall be applied in an identical manner under each Offering Period to all Employees, in accordance with Treasury Regulation Section 1.423-2(e).

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(c)                Further notwithstanding the foregoing, with respect to the Non-Section 423 Component, the first sentence in this definition shall apply in determining who is an “Eligible Employee,” except (i) the Administrator may limit eligibility further within the Company or a Designated Subsidiary so as to only designate some Employees of the Company or a Designated Subsidiary as Eligible Employees, and (ii) to the extent the restrictions in the first sentence in this definition are not consistent with applicable local laws, the applicable local laws shall control.

2.12           “Employee” means any individual who renders services to the Company or any Designated Subsidiary in the status of an employee, and, with respect to the Section 423 Component, a person who is an employee within the meaning of Section 3401(c) of the Code. For purposes of an individual’s participation in, or other rights under the Plan, all determinations by the Company shall be final, binding and conclusive, notwithstanding that any court of law or governmental agency subsequently makes a contrary determination. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or Designated Subsidiary and meeting the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months and the individual’s right to reemployment is not guaranteed either by statute or by contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three (3)-month period.

2.13           “Enrollment Date” means the first Trading Day of each Offering Period.

2.14           “Fair Market Value” means, as of any date, the value of Shares determined as follows: (i) if the Shares are listed on any established stock exchange, its Fair Market Value will be the closing sales price for such Shares as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; (ii) if the Shares are not traded on a stock exchange but are quoted on a national market or other quotation system, the closing sales price on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in The Wall Street Journal or another source the Administrator deems reliable; or (iii) without an established market for the Shares, the Administrator will determine the Fair Market Value in its discretion.

2.15           “Non-Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that need not satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.16           “Offering” means an offer under the Plan of a right to purchase Shares that may be exercised during an Offering Period as further described in Article IV hereof. Unless otherwise specified by the Administrator, each Offering to the Eligible Employees of the Company or a Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the applicable Offering Periods of each such Offering are identical, and the provisions of the Plan will separately apply to each Offering. To the extent permitted by Treas. Reg. § 1.423-2(a)(1), the terms of each separate Offering under the Section 423 Component need not be identical, provided that the terms of the Section 423 Component and an Offering thereunder together satisfy Treas. Reg. § 1.423-2(a)(2) and (a)(3).

2.17           “Offering Document” has the meaning given to such term in Section 4.1.

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2.18           “Offering Period” has the meaning given to such term in Section 4.1.

2.19           “Parent” means any corporation, other than the Company, in an unbroken chain of corporations ending with the Company if, at the time of the determination, each of the corporations other than the Company owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.20           “Participant” means any Eligible Employee who has executed a subscription agreement and been granted rights to purchase Shares pursuant to the Plan.

2.21           “Payday” means the regular and recurring established day for payment of Compensation to an Employee of the Company or any Designated Subsidiary.

2.22           “Plan” means this 2021 Employee Stock Purchase Plan, including both the Section 423 Component and Non-Section 423 Component and any other sub-plans or appendices hereto, as amended from time to time.

2.23           “Purchase Date” means the last Trading Day of each Purchase Period or such other date as determined by the Administrator and set forth in the Offering Document.

2.24           “Purchase Period” shall refer to one or more periods within an Offering Period, as designated in the applicable Offering Document; provided, however, that, in the event no purchase period is designated by the Administrator in the applicable Offering Document, the purchase period for each Offering Period covered by such Offering Document shall be the same as the applicable Offering Period.

2.25           “Purchase Price” means the purchase price designated by the Administrator in the applicable Offering Document (which purchase price, for purposes of the Section 423 Component, shall not be less than 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower); provided, however, that, in the event no purchase price is designated by the Administrator in the applicable Offering Document, the purchase price for the Offering Periods covered by such Offering Document shall be 85% of the Fair Market Value of a Share on the Enrollment Date or on the Purchase Date, whichever is lower; provided, further, that the Purchase Price may be adjusted by the Administrator pursuant to Article VIII and shall not be less than the par value of a Share.

2.26           “Section 423 Component” means those Offerings under the Plan, together with the sub-plans, appendices, rules or procedures, if any, adopted by the Administrator as a part of this Plan, in each case, pursuant to which rights to purchase Shares during an Offering Period may be granted to Eligible Employees that are intended to satisfy the requirements for rights to purchase Shares granted pursuant to an “employee stock purchase plan” that are set forth under Section 423 of the Code.

2.27           “Securities Act” means the U.S. Securities Act of 1933, as amended.

2.28           “Share” means a share of Common Stock.

2.29           “Subsidiary” means any corporation, other than the Company, in an unbroken chain of corporations beginning with the Company if, at the time of the determination, each of the corporations other than the last corporation in an unbroken chain owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in such chain; provided, however, that a limited liability company or partnership may be treated as a Subsidiary to the extent either (a) such entity is treated as a disregarded entity under Treasury Regulation Section 301.7701-3(a) by reason of the Company or any other Subsidiary that is a corporation being the sole owner of such entity, or (b) such entity elects to be classified as a corporation under Treasury Regulation Section 301.7701-3(a) and such entity would otherwise qualify as a Subsidiary. In addition, with respect to the Non-Section 423 Component, Subsidiary shall include any corporate or non-corporate entity in which the Company has a direct or indirect equity interest or significant business relationship.

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2.30           “Trading Day” means a day on which national stock exchanges in the United States are open for trading.

2.31           “Treas. Reg.” means U.S. Department of the Treasury regulations.

Article III.
SHARES SUBJECT TO THE PLAN

3.1               Number of Shares. Subject to Article VIII, the aggregate number of Shares that may be issued pursuant to rights granted under the Plan shall be [ ˜ ]1 Shares. In addition to the foregoing, subject to Article VIII, on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, the number of Shares available for issuance under the Plan shall be increased by that number of Shares equal to the lesser of (a) 0.5% of the aggregate number of shares of Common Stock of the Company outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of Shares as determined by the Board. If any right granted under the Plan shall for any reason terminate without having been exercised, the Shares not purchased under such right shall again become available for issuance under the Plan. Notwithstanding anything in this Section 3.1 to the contrary, the number of Shares that may be issued or transferred pursuant to the rights granted under the Section 423 Component of the Plan shall not exceed an aggregate of [ ˜ ]2 Shares, subject to Article VIII.

3.2               Shares Distributed. Any Shares distributed pursuant to the Plan may consist, in whole or in part, of authorized and unissued Shares, treasury shares or Shares purchased on the open market.

Article IV.
Offering Periods; Offering Documents; Purchase Dates

4.1               Offering Periods. The Administrator may from time to time grant or provide for the grant of rights to purchase Shares under the Plan to Eligible Employees during one or more periods (each, an “Offering Period”) selected by the Administrator. The terms and conditions applicable to each Offering Period shall be set forth in an “Offering Document” adopted by the Administrator, which Offering Document shall be in such form and shall contain such terms and conditions as the Administrator shall deem appropriate and shall be incorporated by reference into and made part of the Plan and shall be attached hereto as part of the Plan. The provisions of separate Offerings or Offering Periods under the Plan need not be identical.

4.2               Offering Documents. Each Offering Document with respect to an Offering Period shall specify (through incorporation of the provisions of this Plan by reference or otherwise):

(a)                the length of the Offering Period, which period shall not exceed twenty-seven months;

1 Note to Draft: To be 1% of the fully diluted Common Stock at closing.

2 Note to Draft: Maximum number of Shares granted under the Section 423 Component of the Plan to be confirmed.

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(b)                the maximum number of Shares that may be purchased by any Eligible Employee during such Offering Period, which, in the absence of a contrary designation by the Administrator, shall be [__]3 Shares; and

(c)                such other provisions as the Administrator determines are appropriate, subject to the Plan.

Article V.
ELIGIBILITY AND PARTICIPATION

5.1               Eligibility. Any Eligible Employee who shall be employed by the Company or a Designated Subsidiary on a given Enrollment Date for an Offering Period shall be eligible to participate in the Plan during such Offering Period, subject to the requirements of this Article V and, for the Section 423 Component, the limitations imposed by Section 423(b) of the Code.

5.2               Enrollment in Plan.

(a)                Except as otherwise set forth in an Offering Document or determined by the Administrator, an Eligible Employee may become a Participant in the Plan for an Offering Period by delivering a subscription agreement to the Company by such time prior to the Enrollment Date for such Offering Period (or such other date specified in the Offering Document) designated by the Administrator and in such form as the Company provides.

(b)                Each subscription agreement shall designate either (i) a whole percentage of such Eligible Employee’s Compensation (ii) or a fixed dollar amount, in either case, to be withheld by the Company or the Designated Subsidiary employing such Eligible Employee on each Payday during the Offering Period as payroll deductions under the Plan. In either event, the designated percentage or fixed dollar amount may not be less than 1% and may not be more than the maximum percentage specified by the Administrator in the applicable Offering Document (which percentage shall be 20% in the absence of any such designation) as payroll deductions. The payroll deductions made for each Participant shall be credited to an account for such Participant under the Plan and shall be deposited with the general funds of the Company.

(c)                A Participant may increase or decrease the percentage of Compensation or the fixed dollar amount designated in his or her subscription agreement, subject to the limits of this Section 5.2, or may suspend his or her payroll deductions, at any time during an Offering Period; provided, however, that the Administrator may limit the number of changes a Participant may make to his or her payroll deduction elections during each Offering Period in the applicable Offering Document (and in the absence of any specific designation by the Administrator, a Participant shall be allowed to decrease (but not increase) his or her payroll deduction elections one time during each Offering Period). Any such change or suspension of payroll deductions shall be effective with the first full payroll period following ten business days after the Company’s receipt of the new subscription agreement (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). In the event a Participant suspends his or her payroll deductions, such Participant’s cumulative payroll deductions prior to the suspension shall remain in his or her account and shall be applied to the purchase of Shares on the next occurring Purchase Date and shall not be paid to such Participant unless he or she withdraws from participation in the Plan pursuant to Article VII.

3 Note to Draft: Maximum number of Shares that may be purchased by any Eligible Employee during an Offering Period to be confirmed.

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(d)                Except as otherwise set forth in an Offering Document or determined by the Administrator, a Participant may participate in the Plan only by means of payroll deduction and may not make contributions by lump sum payment for any Offering Period.

5.3               Payroll Deductions. Except as otherwise provided in the applicable Offering Document, payroll deductions for a Participant shall commence on the first Payday following the Enrollment Date and shall end on the last Payday in the Offering Period to which the Participant’s authorization is applicable, unless sooner terminated by the Participant as provided in Article VII or suspended by the Participant or the Administrator as provided in Section 5.2 and Section 5.6, respectively. Notwithstanding any other provisions of the Plan to the contrary, in non-U.S. jurisdictions where participation in the Plan through payroll deductions is prohibited, the Administrator may provide that an Eligible Employee may elect to participate through contributions to the Participant’s account under the Plan in a form acceptable to the Administrator in lieu of or in addition to payroll deductions; provided, however, that, for any Offering under the Section 423 Component, the Administrator shall take into consideration any limitations under Section 423 of the Code when applying an alternative method of contribution.

5.4               Effect of Enrollment. A Participant’s completion of a subscription agreement will enroll such Participant in the Plan for each subsequent Offering Period on the terms contained therein until the Participant either submits a new subscription agreement, withdraws from participation under the Plan as provided in Article VII or otherwise becomes ineligible to participate in the Plan.

5.5               Limitation on Purchase of Shares. An Eligible Employee may be granted rights under the Section 423 Component only if such rights, together with any other rights granted to such Eligible Employee under “employee stock purchase plans” of the Company, any Parent or any Subsidiary, as specified by Section 423(b)(8) of the Code, do not permit such employee’s rights to purchase stock of the Company or any Parent or Subsidiary to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined as of the first day of the Offering Period during which such rights are granted) for each calendar year in which such rights are outstanding at any time. This limitation shall be applied in accordance with Section 423(b)(8) of the Code.

5.6               Suspension of Payroll Deductions. Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and Section 5.5 (with respect to the Section 423 Component) or the other limitations set forth in this Plan, a Participant’s payroll deductions may be suspended by the Administrator at any time during an Offering Period. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares by reason of Section 423(b)(8) of the Code, Section 5.5 or the other limitations set forth in this Plan shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date.

5.7               Foreign Employees. In order to facilitate participation in the Plan, the Administrator may provide for such special terms applicable to Participants who are citizens or residents a foreign jurisdiction, or who are employed by a Designated Subsidiary outside of the United States, as the Administrator may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Except as permitted by Section 423 of the Code, with respect to the Section 423 Component, such special terms may not be more favorable than the terms of rights granted under the Section 423 Component to Eligible Employees who are residents of the United States. Such special terms may be set forth in an addendum to the Plan in the form of an appendix or sub-plan (which appendix or sub-plan may be designed to govern Offerings under the Section 423 Component or the Non-Section 423 Component, as determined by the Administrator). To the extent that the terms and conditions set forth in an appendix or sub-plan conflict with any provisions of the Plan, the provisions of the appendix or sub-plan shall govern. The adoption of any such appendix or sub-plan shall be pursuant to Section 11.2(g). Without limiting the foregoing, the Administrator is specifically authorized to adopt rules and procedures, with respect to Participants who are foreign nationals or employed in non-U.S. jurisdictions, regarding the exclusion of particular Subsidiaries from participation in the Plan, eligibility to participate, the definition of Compensation, handling of payroll deductions or other contributions by Participants, payment of interest, conversion of local currency, data privacy security, payroll tax, withholding procedures, establishment of bank or trust accounts to hold payroll deductions or contributions.

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5.8               Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, a Participant may continue participation in the Plan by making cash payments to the Company on his or her normal Payday equal to the Participant’s authorized payroll deduction.

Article VI.
grant and Exercise of rights

6.1               Grant of Rights. On the Enrollment Date of each Offering Period, each Eligible Employee participating in such Offering Period shall be granted a right to purchase the maximum number of Shares specified under Section 4.2, subject to the limits in Section 5.5, and shall have the right to buy, on each Purchase Date during such Offering Period (at the applicable Purchase Price), such number of whole Shares as is determined by dividing (a) such Participant’s payroll deductions accumulated prior to such Purchase Date and retained in the Participant’s account as of the Purchase Date, by (b) the applicable Purchase Price (rounded down to the nearest Share). The right shall expire on the earliest of: (x) the last Purchase Date of the Offering Period, (y) the last day of the Offering Period, and (z) the date on which the Participant withdraws in accordance with Section 7.1 or Section 7.3.

6.2               Exercise of Rights. On each Purchase Date, each Participant’s accumulated payroll deductions and any other additional payments specifically provided for in the applicable Offering Document will be applied to the purchase of whole Shares, up to the maximum number of Shares permitted pursuant to the terms of the Plan and the applicable Offering Document, at the Purchase Price. No fractional Shares shall be issued upon the exercise of rights granted under the Plan, unless the Offering Document specifically provides otherwise. Any cash in lieu of fractional Shares remaining after the purchase of whole Shares upon exercise of a purchase right will be credited to a Participant’s account and carried forward and applied toward the purchase of whole Shares for the next following Offering Period. Shares issued pursuant to the Plan may be evidenced in such manner as the Administrator may determine and may be issued in certificated form or issued pursuant to book-entry procedures.

6.3               Pro Rata Allocation of Shares. If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which rights are to be exercised may exceed (a) the number of Shares that were available for issuance under the Plan on the Enrollment Date of the applicable Offering Period, or (b) the number of Shares available for issuance under the Plan on such Purchase Date, the Administrator may in its sole discretion provide that the Company shall make a pro rata allocation of the Shares available for purchase on such Enrollment Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants for whom rights to purchase Shares are to be exercised pursuant to this Article VI on such Purchase Date, and shall either (i) continue all Offering Periods then in effect, or (ii) terminate any or all Offering Periods then in effect pursuant to Article IX. The Company may make pro rata allocation of the Shares available on the Enrollment Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company’s stockholders subsequent to such Enrollment Date. The balance of the amount credited to the account of each Participant that has not been applied to the purchase of Shares shall be paid to such Participant in one lump sum in cash as soon as reasonably practicable after the Purchase Date or such earlier date as determined by the Administrator.

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6.4               Withholding. At the time a Participant’s rights under the Plan are exercised, in whole or in part, or at the time some or all of the Shares issued under the Plan is disposed of, the Participant must make adequate provision for the Company’s federal, state, or other tax withholding obligations, if any, that arise upon the exercise of the right or the disposition of the Shares. At any time, the Company may, but shall not be obligated to, withhold from the Participant’s Compensation or Shares received pursuant to the Plan the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Shares by the Participant.

6.5               Conditions to Issuance of 6.6Shares. The Company shall not be required to issue or deliver any certificate or certificates for, or make any book entries evidencing, Shares purchased upon the exercise of rights under the Plan prior to fulfillment of all of the following conditions: (a) the admission of such Shares to listing on all stock exchanges, if any, on which the Shares are then listed; (b) the completion of any registration or other qualification of such Shares under any state or federal law or under the rulings or regulations of the Securities and Exchange Commission or any other governmental regulatory body, that the Administrator shall, in its absolute discretion, deem necessary or advisable; (c) the obtaining of any approval or other clearance from any state or federal governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable; (d) the payment to the Company of all amounts that it is required to withhold under federal, state or local law upon exercise of the rights, if any; and (e) the lapse of such reasonable period of time following the exercise of the rights as the Administrator may from time to time establish for reasons of administrative convenience.

Article VII.
WITHDRAWAL; CESSATION OF ELIGIBILITY

7.1               Withdrawal. A Participant may withdraw all but not less than all of the payroll deductions credited to his or her account and not yet used to exercise his or her rights under the Plan at any time by giving written notice to the Company in a form acceptable to the Company no later than one week prior to the end of the Offering Period (or such shorter or longer period as may be specified by the Administrator in the applicable Offering Document). All of the Participant’s payroll deductions credited to his or her account during an Offering Period shall be paid to such Participant as soon as reasonably practicable after receipt of notice of withdrawal and such Participant’s rights for the Offering Period shall be automatically terminated, and no further payroll deductions for the purchase of Shares shall be made for such Offering Period. If a Participant withdraws from an Offering Period, payroll deductions shall not resume at the beginning of the next Offering Period unless the Participant timely delivers to the Company a new subscription agreement.

7.2               Future Participation. A Participant’s withdrawal from an Offering Period shall not have any effect upon his or her eligibility to participate in any similar plan that may hereafter be adopted by the Company or a Designated Subsidiary or in subsequent Offering Periods that commence after the termination of the Offering Period from which the Participant withdraws.

7.3               Cessation of Eligibility. Upon a Participant’s ceasing to be an Eligible Employee for any reason, he or she shall be deemed to have elected to withdraw from the Plan pursuant to this Article VII and the payroll deductions credited to such Participant’s account during the Offering Period shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto under Section 12.4, as soon as reasonably practicable, and such Participant’s rights for the Offering Period shall be automatically terminated. If a Participant transfers employment from the Company or any Designated Subsidiary participating in the Section 423 Component to any Designated Subsidiary participating in the Non-Section 423 Component, such transfer shall not be treated as a termination of employment, but the Participant shall immediately cease to participate in the Section 423 Component; however, any contributions made for the Offering Period in which such transfer occurs shall be transferred to the Non-Section 423 Component, and such Participant shall immediately join the then-current Offering under the Non-Section 423 Component upon the same terms and conditions in effect for the Participant’s participation in the Section 423 Component, except for such modifications otherwise applicable for Participants in such Offering. A Participant who transfers employment from any Designated Subsidiary participating in the Non-Section 423 Component to the Company or any Designated Subsidiary participating in the Section 423 Component shall not be treated as terminating the Participant’s employment and shall remain a Participant in the Non-Section 423 Component until the earlier of (i) the end of the current Offering Period under the Non-Section 423 Component or (ii) the Enrollment Date of the first Offering Period in which the Participant is eligible to participate following such transfer. Notwithstanding the foregoing, the Administrator may establish different rules to govern transfers of employment between entities participating in the Section 423 Component and the Non-Section 423 Component, consistent with the applicable requirements of Section 423 of the Code.

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Article VIII.
Adjustments upon Changes in SHARES

8.1               Changes in Capitalization. Subject to Section 8.3, in the event that the Administrator determines that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), change in control, reorganization, merger, amalgamation, consolidation, combination, repurchase, redemption, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Shares or other securities of the Company, issuance of warrants or other rights to purchase Shares or other securities of the Company, or other similar corporate transaction or event, as determined by the Administrator, affects the Shares such that an adjustment is determined by the Administrator to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any outstanding purchase rights under the Plan, the Administrator shall make equitable adjustments, if any, to reflect such change with respect to (a) the aggregate number and type of Shares (or other securities or property) that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1 and the limitations established in each Offering Document pursuant to Section 4.2 on the maximum number of Shares that may be purchased); (b) the class(es) and number of Shares and price per Share subject to outstanding rights; and (c) the Purchase Price with respect to any outstanding rights.

8.2               Other Adjustments. Subject to Section 8.3, in the event of any transaction or event described in Section 8.1 or any unusual or nonrecurring transactions or events affecting the Company, any affiliate of the Company, or the financial statements of the Company or any affiliate (including without limitation, any change in control), or of changes in Applicable Law or accounting principles, the Administrator, in its discretion, and on such terms and conditions as it deems appropriate, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to prevent the dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan or with respect to any right under the Plan, to facilitate such transactions or events or to give effect to such changes in laws, regulations or principles:

(a)                To provide for either (i) termination of any outstanding right in exchange for an amount of cash, if any, equal to the amount that would have been obtained upon the exercise of such right had such right been currently exercisable or (ii) the replacement of such outstanding right with other rights or property selected by the Administrator in its sole discretion;

(b)                To provide that the outstanding rights under the Plan shall be assumed by the successor or survivor corporation, or a Parent or Subsidiary thereof, or shall be substituted for by similar rights covering the stock of the successor or survivor corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of shares and prices;

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(c)                To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding rights under the Plan and/or in the terms and conditions of outstanding rights and rights that may be granted in the future;

(d)                To provide that Participants’ accumulated payroll deductions may be used to purchase Shares prior to the next occurring Purchase Date on such date as the Administrator determines in its sole discretion and the Participants’ rights under the ongoing Offering Period(s) shall be terminated; and

(e)                To provide that all outstanding rights shall terminate without being exercised.

8.3               No Adjustment Under Certain Circumstances. Unless determined otherwise by the Administrator, no adjustment or action described in this Article VIII or in any other provision of the Plan shall be authorized to the extent that such adjustment or action would cause the Section 423 Component of the Plan to fail to satisfy the requirements of Section 423 of the Code.

8.4               No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of shares of stock of any class, the payment of any dividend, any increase or decrease in the number of shares of stock of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Administrator under the Plan, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to outstanding rights under the Plan or the Purchase Price with respect to any outstanding rights.

Article IX.
Amendment, modification and termination

9.1               Amendment, Modification and Termination. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided, however, that approval of the Company’s stockholders shall be required to amend the Plan to: (a) increase the aggregate number, or change the type, of shares that may be sold pursuant to rights under the Plan under Section 3.1 (other than an adjustment as provided by Article VIII) or (b) change the corporations or classes of corporations whose employees may be granted rights under the Plan.

9.2               Certain Changes to Plan. Without stockholder consent and without regard to whether any Participant rights may be considered to have been adversely affected (and, with respect to the Section 423 Component of the Plan, after taking into account Section 423 of the Code), the Administrator shall be entitled to change or terminate the Offering Periods, add or revise Offering Period share limits, limit the frequency and/or number of changes in the amount withheld from Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of payroll withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion to be advisable that are consistent with the Plan.

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9.3               Actions In the Event of Unfavorable Financial Accounting Consequences. In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(a)                altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price;

(b)                shortening any Offering Period so that the Offering Period ends on a new Purchase Date, including an Offering Period underway at the time of the Administrator action; and

(c)                allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

9.4               Payments Upon Termination of Plan. Upon termination of the Plan, the balance in each Participant’s Plan account shall be refunded as soon as practicable after such termination, without any interest thereon, or the Offering Period may be shortened so that the purchase of Shares occurs prior to the termination of the Plan.

Article X.
TERM OF PLAN

The Plan shall become effective on the Effective Date. The effectiveness of the Section 423 Component of the Plan shall be subject to approval of the Plan by the Company’s stockholders within twelve months following the date the Plan is first approved by the Board. No right may be granted under the Section 423 Component of the Plan prior to such stockholder approval. The Plan shall remain in effect until terminated under Section 9.1. No rights may be granted under the Plan during any period of suspension of the Plan or after termination of the Plan.

Article XI.
ADMINISTRATION

11.1           Administrator. Unless otherwise determined by the Board, the Administrator of the Plan shall be the Compensation Committee of the Board (or another committee or a subcommittee of the Board to which the Board delegates administration of the Plan). The Board may at any time vest in the Board any authority or duties for administration of the Plan. The Administrator may delegate administrative tasks under the Plan to the services of an Agent or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

11.2           Authority of Administrator. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(a)                To determine when and how rights to purchase Shares shall be granted and the provisions of each offering of such rights (which need not be identical).

(b)                To designate from time to time which Subsidiaries of the Company shall be Designated Subsidiaries, which designation may be made without the approval of the stockholders of the Company.

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(c)                To impose a mandatory holding period pursuant to which Employees may not dispose of or transfer Shares purchased under the Plan for a period of time determined by the Administrator in its discretion.

(d)                To construe and interpret the Plan and rights granted under it, and to establish, amend and revoke rules and regulations for its administration. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(e)                To amend, suspend or terminate the Plan as provided in Article IX.

(f)                 Generally, to exercise such powers and to perform such acts as the Administrator deems necessary or expedient to promote the best interests of the Company and its Subsidiaries and to carry out the intent that the Plan be treated as an “employee stock purchase plan” within the meaning of Section 423 of the Code for the Section 423 Component.

(g)                The Administrator may adopt sub-plans applicable to particular Designated Subsidiaries or locations, which sub-plans may be designed to be outside the scope of Section 423 of the Code. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 3.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

11.3           Decisions Binding. The Administrator’s interpretation of the Plan, any rights granted pursuant to the Plan, any subscription agreement and all decisions and determinations by the Administrator with respect to the Plan are final, binding, and conclusive on all parties.

Article XII.
MISCELLANEOUS

12.1           Restriction upon Assignment. A right granted under the Plan shall not be transferable other than by will or the applicable laws of descent and distribution, and is exercisable during the Participant’s lifetime only by the Participant. Except as provided in Section 12.4 hereof, a right under the Plan may not be exercised to any extent except by the Participant. The Company shall not recognize and shall be under no duty to recognize any assignment or alienation of the Participant’s interest in the Plan, the Participant’s rights under the Plan or any rights thereunder.

12.2           Rights as a Stockholder. With respect to Shares subject to a right granted under the Plan, a Participant shall not be deemed to be a stockholder of the Company, and the Participant shall not have any of the rights or privileges of a stockholder, until such Shares have been issued to the Participant or his or her nominee following exercise of the Participant’s rights under the Plan. No adjustments shall be made for dividends (ordinary or extraordinary, whether in cash securities, or other property) or distribution or other rights for which the record date occurs prior to the date of such issuance, except as otherwise expressly provided herein or as determined by the Administrator.

12.3           Interest. No interest shall accrue on the payroll deductions or contributions of a Participant under the Plan.

12.4           Designation of Beneficiary.

(a)                A Participant may, in the manner determined by the Administrator, file a written designation of a beneficiary who is to receive any Shares and/or cash, if any, from the Participant’s account under the Plan in the event of such Participant’s death subsequent to a Purchase Date on which the Participant’s rights are exercised but prior to delivery to such Participant of such Shares and cash. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant’s account under the Plan in the event of such Participant’s death prior to exercise of the Participant’s rights under the Plan. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary shall not be effective without the prior written consent of the Participant’s spouse.

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(b)                Such designation of beneficiary may be changed by the Participant at any time by written notice to the Company. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant’s death, the Company shall deliver such Shares and/or cash to the executor or administrator of the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

12.5           Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

12.6           Equal Rights and Privileges. Subject to Section 5.7, all Eligible Employees will have equal rights and privileges under the Section 423 Component so that the Section 423 Component of this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 of the Code. Subject to Section 5.7, any provision of the Section 423 Component that is inconsistent with Section 423 of the Code will, without further act or amendment by the Company, the Board or the Administrator, be reformed to comply with the equal rights and privileges requirement of Section 423 of the Code. Eligible Employees participating in the Non-Section 423 Component need not have the same rights and privileges as other Eligible Employees participating in the Non-Section 423 Component or as Eligible Employees participating in the Section 423 Component.

12.7           Use of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

12.8           No Employment Rights. Nothing in the Plan shall be construed to give any person (including any Eligible Employee or Participant) the right to remain in the employ of the Company or any Parent or Subsidiary or affect the right of the Company or any Parent or Subsidiary to terminate the employment of any person (including any Eligible Employee or Participant) at any time, with or without cause.

12.9           Notice of Disposition of Shares. Each Participant shall give prompt notice to the Company of any disposition or other transfer of any Shares purchased upon exercise of a right under the Section 423 Component of the Plan if such disposition or transfer is made: (a) within two years from the Enrollment Date of the Offering Period in which the Shares were purchased or (b) within one year after the Purchase Date on which such Shares were purchased. Such notice shall specify the date of such disposition or other transfer and the amount realized, in cash, other property, assumption of indebtedness or other consideration, by the Participant in such disposition or other transfer.

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12.10        Governing Law. The Plan and any agreements hereunder shall be administered, interpreted and enforced in accordance with the laws of the State of Delaware, disregarding any state’s choice of law principles requiring the application of a jurisdiction’s laws other than the State of Delaware.

12.11        Electronic Forms. To the extent permitted by Applicable Law and in the discretion of the Administrator, an Eligible Employee may submit any form or notice as set forth herein by means of an electronic form approved by the Administrator. Before the commencement of an Offering Period, the Administrator shall prescribe the time limits within which any such electronic form shall be submitted to the Administrator with respect to such Offering Period in order to be a valid election.

* * * * *

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Exhibit I – Form of Stockholders’ Agreement

See attached.

FINAL

STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (this “Agreement”) is made as of [ ˜ ], by and among:

(i)       Vivid Seats Inc., a Delaware corporation (the “Company”);

(ii)       Hoya Topco, LLC, a Delaware limited liability company (“Topco”); and

(iii)       Horizon Sponsor, LLC, a Delaware limited liability company (“Horizon” and, together with Topco, each a “Voting Party” and together the “Voting Parties”).

RECITALS

WHEREAS, the Company has entered into that certain Transaction Agreement, dated as of April 21, 2021 (as it may be amended or supplemented from time to time, the “Transaction Agreement”), by and among the Company, the Voting Parties, Hoya Intermediate, LLC, a Delaware limited liability company, and Horizon Acquisition Corporation, a Cayman Islands exempted company (“Horizon Corp”), pursuant to which the parties thereto have agreed to consummate the Transactions (as defined in the Transaction Agreement);

WHEREAS, in connection with the Transactions, the Company and the Voting Parties are party to a Registration Rights Agreement, dated as of the date hereof (as it may be amended, supplemented, restated and/or modified from time to time, the “Registration Rights Agreement”);

WHEREAS, in connection with the Transactions, the Voting Parties have agreed to execute and deliver this Agreement;

WHEREAS, as of immediately following the closing of the Transaction (the “Closing”) each Voting Party Beneficially Owns (as defined below) the respective number of shares of Class A common stock of the Company, par value $0.0001 per share (the “Class A Common Stock”) and Class B common stock of the Company, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”), set forth on Annex A hereto;

WHEREAS, the number of shares of Common Stock Beneficially Owned (as defined below) by each Voting Party may change from time to time, in accordance with the terms of (x) the Amended and Restated Certificate of Incorporation of the Company, as it may be amended, supplemented and/or restated from time to time (the “Charter”), (y) the Amended and Restated Bylaws of the Company, as it may be amended, supplemented and/or restated from time to time (the “Bylaws”) and (z) the Registration Rights Agreement, which changes shall be reported by each Voting Party in accordance with the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, as of the date of this Agreement, Topco Beneficially Owns shares of Common Stock representing more than fifty percent (50%) of the outstanding voting power of the Company;

WHEREAS, each Voting Party believes that it is in their respective best interests to qualify the Company as a “controlled company” under the listing standards of NYSE; and

WHEREAS, the parties hereto desire to enter into this Agreement to provide for certain nomination rights with respect to elections of the Company’s Board of Directors (the “Board”) and restrictions on transfers of the Common Stock.

NOW THEREFORE, in consideration of the foregoing and of the promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.                  Definitions. Capitalized terms used herein but not defined in this Agreement shall have the meanings ascribed to them in the Transaction Agreement. In addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings indicated when used in this Agreement with initial capital letters:

“Affiliate” shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

“Agreement” shall have the meaning specified in the Preamble.

“Beneficially Owned” or “Beneficial Ownership” shall have the meaning specified in Section 2.

“Board” shall have the meaning specified in the Recitals.

“Bylaws” shall have the meaning specified in the Recitals.

“Charter” shall have the meaning specified in the Recitals.

“Class A Common Stock” shall have the meaning specified in the Recitals.

“Class B Common Stock” shall have the meaning specified in the Recitals.

“Closing” shall have the meaning specified in the Recitals.

“Closing Amount” means the aggregate number of shares of Common Stock that are issued and outstanding on the date hereof, as such number may be adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar changes in the Company’s capitalization. For the avoidance of doubt, the Common Stock issued in connection with the PIPE Subscription shall be included with the Closing Amount.

“Closing Date” shall have the meaning given in the Transaction Agreement.

“Common Stock” shall have the meaning specified in the Recitals.

“Company” shall have the meaning specified in the Preamble.

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“Exchange Act” shall have the meaning specified in the Recitals.

“Horizon” shall have the meaning specified in the Preamble.

“Horizon Designees” shall have the meaning specified in Section 3(a).

“Horizon Equityholders” shall mean Horizon and any investment vehicles or funds managed or controlled, directly or indirectly, by any of Horizon’s Affiliates.

“Horizon Sunset Date” means the date the Horizon Equityholders, in the aggregate, Beneficially Own a number of Voting Shares representing less than five percent (5%) of the Original Amount.

“Horizon Transferee” shall have the meaning specified in Section 15(b).

“Lock-up” shall have the meaning specified in Section 7(a).

“Lock-up Period” shall mean the period beginning on the Closing Date and ending twelve (12) months following the Closing Date.

“Lock-up Shares” shall mean (i) any shares of Common Stock Beneficially Owned by the Topco Equityholders and the Horizon Equityholders, other than, with respect to the Horizon Equityholders, the Common Stock received in connection with the PIPE Subscription (as defined in the Transaction Agreement) and (ii) any warrants Beneficially Owned by the Topco Equityholders and the Horizon Equityholders that are exercisable for shares of Common Stock.

“Necessary Action” means, with respect to any party and a specified result, all actions (to the extent such actions are not prohibited by applicable law, within such party’s control and do not directly conflict with any rights expressly granted to such party in this Agreement, the Transaction Agreement, the Registration Rights Agreement, the Charter or the Bylaws) reasonably necessary and desirable within his, her or its control to cause such result, including, without limitation (i) calling special meetings of the Board and the stockholders of the Company, (ii) voting or providing a proxy with respect to the Voting Shares beneficially owned by such party, (iii) voting in favor of the adoption of stockholders’ resolutions and amendments to the Charter or Bylaws, including executing written consents in lieu of meetings, (iv) requesting members of the Board (to the extent such members were elected, nominated or designated by the party obligated to undertake such action) to act (subject to any applicable fiduciary duties) in a certain manner or causing them to be removed in the event they do not act in such a manner and (v) making, or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such a result.

“NYSE” means the New York Stock Exchange.

“Original Amount” means the aggregate number of shares of Common Stock held, directly or indirectly, by the Topco Equityholders (with respect to any calculation of Common Stock held by the Topco Equityholders) or the Horizon Equityholders (with respect to any calculation of Common Stock held by the Horizon Equityholders) on the date hereof, as such number may be adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other similar changes in the Company’s capitalization. For the avoidance of doubt, the Common Stock received by the Horizon Equityholders in connection with the PIPE Subscription shall be included with the Original Amount.

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“Permitted Transferees” shall have the meaning specified in Section 7(b).

“Registration Agreement” shall have the meaning specified in the Recitals.

“Representatives” shall have the meaning specified in Section 8.

“Topco Equityholders” shall mean (a) Topco or (b) after the distribution (in the aggregate pursuant to one or more distributions) by Topco of more than 50% of the Voting Shares held by Topco on the date hereof, (i) GTCR Fund XI/B LP, GTCR Fund XI/C LP, GTCR Co-Invest XI LP, GTCR Golder Rauner, L.L.C., GTCR Golder Rauner II, L.L.C., GTCR Management XI LLC and/or GTCR LLC and (ii) any investment vehicles or funds managed or controlled, directly or indirectly, by or otherwise affiliated with the foregoing entities.

“Topco Sunset Date” means the date the Topco Equityholders, in the aggregate, Beneficially Own a number of Voting Shares representing less than five percent (5%) of the Original Amount (assuming, for this purpose, that all outstanding Intermediate Common Units (as defined in the Transaction Agreement) held or controlled by the Topco Equityholders are and were exchanged at the applicable times of measurement by the Topco Equityholders for shares of Class A Common Stock in accordance with the A&R LLCA and without regard to the Lock-Up or any other restriction on exchange).

“Topco Transferee” shall have the meaning specified in Section 15(b).

“Transaction Agreement” shall have the meaning specified in the Recitals.

“Transfer” means the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

“Voting Party” or “Voting Parties” shall have the meaning specified in the Preamble.

“Voting Shares” shall have the meaning specified in Section 2.

2.                  Agreement to Vote. During the term of this Agreement, each Voting Party shall vote or cause to be voted all securities of the Company that may be voted in the election of the Company’s directors registered in the name of, or beneficially owned (as such term is defined in Rule 13d-3 under the Exchange Act, including by the exercise or conversion of any security exercisable or convertible for shares of Common Stock, but excluding shares of stock underlying unexercised options or warrants) (“Beneficially Owned” or “Beneficial Ownership”) by such Voting Party, including any and all securities of the Company acquired and held in such capacity subsequent to the date hereof (hereinafter referred to as the “Voting Shares”), in accordance with the provisions of this Agreement, including voting or causing to be voted all Voting Shares Beneficially Owned by such Voting Party so that the Board is comprised of the Persons designated pursuant to Section 3(a). Except as explicitly provided in this Agreement, each Voting Party is free to vote or cause to be voted all Voting Shares Beneficially Owned by such Voting Party. For the avoidance of doubt, nothing in this Section 2 shall require a Voting Party to exercise or convert any security exercisable or convertible for voting securities of the Company.

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3.                  Board of Directors.

(a)               Board Representation. Subject to the terms and conditions of this Agreement, from the date of this Agreement, the Company and each Voting Party shall take all Necessary Action to cause, effective immediately following the Closing Date, the Board to be comprised of nine (9) directors, comprised of (i) the chief executive officer of the Company, (ii) five (5) directors designated by the Topco Equityholders (the “Topco Designees” and each a “Topco Designee”), of which at least one (1) shall qualify as an “independent director” under stock exchange regulations applicable to the Company and (iii) three (3) director designated by the Horizon Equityholders (the “Horizon Designees”), of which at least two (2) shall qualify as “independent directors” under stock exchange regulations applicable to the Company. From the Closing Date, the Horizon Equityholders shall have the right, but not the obligation, to nominate (I) three (3) Horizon Designees, so long as the Horizon Equityholders, in the aggregate, Beneficially Own at least 12% of the Closing Amount, of which at least two (2) shall qualify as “independent directors” under stock exchange regulations applicable to the Company, (II) two (2) Horizon Designees, so long as the Horizon Equityholders, in the aggregate, Beneficially Own at least 6% but less than 12% of the Closing Amount, each of which shall qualify as “independent directors” under stock exchange regulations applicable to the Company, and (III) until the Horizon Sunset Date, one (1) Horizon Designee, who shall qualify as an “independent director” under stock exchange regulations applicable to the Company; provided that, the loss of the right to designate the Horizon Designee pursuant to this Section 3(a) shall not shorten the term of such Horizon Designee then-serving on the Board. From the Closing Date, the Topco Equityholders shall have the right, but not the obligation, to nominate (A) five (5) Topco Designees, so long as the Topco Equityholders, in the aggregate, Beneficially Own at least 24% of the Closing Amount, of which at least one (1) shall qualify as an “independent director” under stock exchange regulations applicable to the Company, (B) four (4) Topco Designees, so long as the Topco Equityholders, in the aggregate, Beneficially Own at least 18% but less than 24% of the Closing Amount, (C) three (3) Topco Designees, so long as the Topco Equityholders, in the aggregate, Beneficially Own at least 12% but less than 18% of the Closing Amount, (D) two (2) Topco Designees, so long as the Topco Equityholders, in the aggregate, Beneficially Own at least 6% but less than 12% of the Closing Amount and (E) until the Topco Sunset Date, one (1) Topco Designee; provided that, no reduction in the number of Topco Designees that the Topco Equityholders are entitled to designate pursuant to this Section 3(a) shall shorten the term of any Topco Designee then-serving on the Board; provided further that, once the Topco Equityholders, in the aggregate, Beneficially Own less than 40% of the Closing Amount, none of the Topco Designees shall be required to qualify as “independent directors” under any stock exchange regulations. In the event the size of the Board is increased in accordance with applicable law and the Company’s organizational documents, the Topco Equityholders shall have the right to designate a number of directors of the Board which give the Topco Equityholders the same percentage of total directors on the Board as permitted to be designated pursuant to this Section 3(a), rounded up to the next whole number.

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(b)               Sunset on Designees. From the date of this Agreement until the Topco Sunset Date, the Company shall, and the Voting Parties shall take all Necessary Action to, include the Topco Designees in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of the stockholders of the Company, including at every adjournment or postponement thereof, at which directors are to be elected. From the date of this Agreement until the Horizon Sunset Date, the Company shall, and the Voting Parties shall take all Necessary Action to, include the Horizon Designees in the slate of nominees recommended by the Board for election as directors at each applicable annual or special meeting of the stockholders of the Company, including at every adjournment or postponement thereof, at which directors are to be elected. Once the Topco Equityholders and Horizon Equityholders, as applicable, lose the right to nominate a director in accordance with Section 3(a) above, the selection of such director shall be conducted in accordance with applicable law and with the Charter, Bylaws and the other corporate governance documents of the Company.

(c)               Resignation; Removal; Vacancies.

(i)                 Any Topco Designee or Horizon Designee may resign at any time upon written notice to the Board.

(ii)              (A) The Topco Equityholders shall have the exclusive right to remove one or more of the Topco Designees from the Board, and the Company and the Voting Parties shall take all Necessary Action to cause the removal of any such Topco Designee(s) at the written request of the Topco Equityholders and (B) the Topco Equityholders shall have the exclusive right, in accordance with Section 3(a), to designate directors for election to the Board to fill any vacancies created by reason of death, removal or resignation of the Topco Designees, and the Company and the Voting Parties shall take all Necessary Action to cause any such vacancies to be filled by replacement Topco Designees as promptly as reasonably practicable.

(iii)            (A) The Horizon Equityholders shall have the exclusive right to remove the Horizon Designee from the Board, and the Company and the Voting Parties shall take all Necessary Action to cause the removal the Horizon Designee at the written request of the Horizon Equityholders and (B) the Horizon Equityholders shall have the exclusive right, in accordance with Section 3(a), to designate a director for election to the Board to fill any vacancy created by reason of death, removal or resignation of the Horizon Designee, and the Company and the Voting Parties shall take all Necessary Action to cause any such vacancy to be filled by a replacement Horizon Designee as promptly as reasonably practicable.

(d)               Committees. Until the Topco Sunset Date, the Topco Equityholders shall have the right to designate a number of members of each committee of the Board equal to the nearest whole number greater than the product obtained by multiplying (a) the percentage of the total voting power of the then outstanding Common Stock then Beneficially Owned by the Topco Equityholders and (b) the number of positions, including any vacancies, on the applicable committee, provided that any such designee shall be eligible to serve on the applicable committee under applicable law or listing standards of the NYSE, including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and for “controlled companies,” and any applicable phase-in periods). Until the Horizon Sunset Date, Horizon shall have the right to appoint one (1) member of each committee of the Board, provided that any such designee shall be eligible to serve on the applicable committee under applicable law or listing standards of the NYSE, including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and for “controlled companies,” and any applicable phase-in periods). Any additional members shall be determined by the Board. Nominees designated to serve on a Board committee shall have the right to remain on such committee until the next election of directors, regardless of any decrease in the percentage of the total voting power of the then outstanding Common Stock then Beneficially Owned by the Topco Equityholders following such designation. Unless the Topco Equityholders notify the Company prior to the time the Board takes action to change the composition of a Board committee, and to the extent the Topco Equityholders have the right to nominate a Board committee member in accordance with this Section 3(d) at the time the Board takes action to change the composition of any such Board committee, any director currently designated by the Topco Equityholders to serve on a committee shall be presumed to be re-designated for such committee.

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(e)               Board Observer. In addition to the nomination rights set forth in Section 3(a) above, (i) until the Topco Sunset Date, Topco Equityholders shall have the right, but not the obligation, to designate a person (a “Non-Voting Observer”), and (ii) until the Horizon Sunset Date, Horizon shall have the right, but not the obligation, to designate a Non-Voting Observer, in each case, to attend meetings of the Board (including any meetings of any committees thereof) or any board of directors or similar governing body of any subsidiary of the Company (a “Subsidiary Board”) in a non-voting observer capacity. Any such Non-Voting Observer shall be permitted to attend all meetings of the Board or such Subsidiary Board. The Topco Equityholders and Horizon shall each have the right to remove and replace its Non-Voting Observer at any time and from time to time. The Company shall furnish to any Non-Voting Observer (i) notices of Board or Subsidiary Board meetings no later than, and using the same form of communication as, notice of Board or Subsidiary Board meetings are furnished to directors and (ii) copies of any materials prepared for meetings of the Board or Subsidiary Board that are furnished to the directors no later than the time such materials are furnished to the directors. Any such Non-Voting Observers shall be required to execute or otherwise become subject to any codes of conduct or confidentiality agreements of the Company or such subsidiary generally applicable to directors of the Company or such subsidiary. Notwithstanding the foregoing, the Company (or such subsidiary) reserves the right to withhold any information and to exclude the Non-Voting Observers from receiving any materials and/or attending any meeting or portion thereof if access to such information or attendance at such meeting would reasonably be expected to adversely affect the attorney-client privilege between the Company (or such subsidiary) and its counsel.

(f)                Voting. Each of the Company and the Voting Parties agree not to take, directly or indirectly, any actions (including removing directors in a manner inconsistent with this Agreement) that would knowingly frustrate, obstruct or otherwise affect the provisions of this Agreement and the intention of the parties hereto with respect to the composition of the Board as herein stated. Each Voting Party, to the extent not prohibited by the Charter, shall vote all Voting Shares held by such Voting Party in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with this Section 3 and to otherwise effect the intent of the provisions of this Agreement. Each Voting Party further agrees until the Topco Sunset Date and Horizon Sunset Date, as applicable, (i) to take all Necessary Action reasonably available within their power, including casting all votes to which such Voting Party is entitled in respect of its Voting Shares, whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Company in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any Person in respect of such party’s Common Stock that would prohibit such party from casting such votes in accordance with clause (i).

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4.                  Controlled Company.

(a)               The Voting Parties agree and acknowledge that by virtue of the Topco Equityholders’ voting power of more than fifty percent (50%) of the total voting power of the shares of capital stock of the Company outstanding as of the date hereof, the Company will, as of the date hereof, qualify as a “controlled company” within the meaning of Section 303A of the NYSE Listed Company Manual.

(b)               From and after the date hereof, the Company agrees and acknowledges that, unless otherwise agreed by the Topco Equityholders, it shall elect, to the extent permitted under the NYSE Listed Company Manual, to be treated as a “controlled company” within the meaning of Section 303A of the NYSE Listed Company Manual.

5.                  Representations and Warranties of each Voting Party. Each Voting Party on its own behalf hereby represents and warrants to the Company and the other Voting Party, severally and not jointly, with respect to such Voting Party and such Voting Party’s ownership of his, her or its Voting Shares set forth on Annex A, as of the date of this Agreement, as follows:

(a)               Organization; Authority. Such Voting Party (i) is duly incorporated or organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and (ii) has all requisite power and authority to enter into this Agreement and to perform its obligations hereunder. This Agreement has been duly authorized, executed and delivered by Voting Party. This Agreement constitutes a valid and binding obligation of Voting Party enforceable in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(b)               No Consent.  Except as provided in this Agreement and for filing requirements under applicable securities laws, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of Voting Party is required in connection with the execution, delivery and performance of this Agreement, except where the failure to obtain such consents, approvals, authorizations or to make such designations, declarations or filings would not materially interfere with a Voting Party’s ability to perform its obligations pursuant to this Agreement.

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(c)               No Conflicts; Litigation. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor compliance with the terms hereof, will (A) conflict with or violate any provision of the organizational documents of Voting Party or (B) violate, conflict with or result in a breach of, or constitute a default (with or without notice or lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument, permit, concession, franchise, license, judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to Voting Party or to Voting Party’s property or assets, except, in the case of clause (B), that would not reasonably be expected to impair, individually or in the aggregate, Voting Party’s ability to fulfill its obligations under this Agreement. As of the date of this Agreement, there is no Action pending or, to the knowledge of such Voting Party, threatened, against such Voting Party or any of Voting Party’s Affiliates or any of their respective assets or properties that would materially interfere with such Voting Party’s ability to perform its obligations pursuant to this Agreement or that would reasonably be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

(d)               Ownership of Shares.  Voting Party Beneficially Owns its Voting Shares free and clear of all Liens, other than restrictions under applicable securities laws or this Agreement. Except pursuant to this Agreement, the Transaction Agreement, the A&R LLCA and the Registration Rights Agreement, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Voting Party is a party relating to the pledge, acquisition, disposition, Transfer or voting of Voting Shares and there are no voting trusts or voting agreements with respect to the Voting Shares. Voting Party does not Beneficially Own (i) any shares of capital stock of the Company other than the Voting Shares set forth on Annex A and (ii) any options, warrants or other rights to acquire any additional shares of capital stock of the Company or any security exercisable for or convertible into shares of capital stock of the Company, other than as set forth on Annex A.

6.                  Covenants of the Company.

(a)               The Company shall: (i) take any and all action reasonably necessary to effect the provisions of this Agreement and the intention of the parties with respect to the terms of this Agreement and (ii) not take any action that would reasonably be expected to adversely frustrate, obstruct or otherwise affect the rights of the Voting Parties under this Agreement without the prior written consent of the Voting Parties.

(b)               The Company shall (i) purchase and maintain in effect at all times directors’ and officers’ liability insurance in an amount and pursuant to terms determined by the Board to be reasonable and customary, (ii) for so long as any Topco Designee or Horizon Designee nominated pursuant to this Agreement serves as a director on the Board, maintain such coverage with respect to such Topco Designee and Horizon Designee, and (iii) cause the Charter and Bylaws to at all times provide for the indemnification, exculpation and advancement of expenses of all directors of the Company to the fullest extent permitted under applicable law; provided, that upon removal or resignation of any Topco Designee or Horizon Designee for any reason, the Company shall take all actions reasonably necessary to extend such directors’ and officers’ liability insurance coverage for a period of not less than six (6) years from any such event in respect of any act or omission occurring at or prior to such event.

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(c)               The Company shall pay all reasonable out-of-pocket expenses incurred by the Topco Designees and Horizon Designee in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board. The Company shall enter into customary indemnification agreements with each Topco Designee, Horizon Designee and officer of the Company from time to time. The Company shall pay all reasonable out-of-pocket expenses incurred by the Non-Voting Observers in connection with the performance of his or her duties in connection with his or her attendance at any meeting of the Board.

7.                  Lock-up.

(a)               Subject to Sections 7(b) and except as otherwise determined by the Board, each of the Topco Equityholders and the Horizon Equityholders agree that they shall not Transfer any of their Lock-Up Shares during the Lock-up Period (the “Lock-up”); provided that, (i) 50% of their respective Lock-up Shares shall be released on the date that is six (6) months following the Closing and (ii) the remaining Lock-up Shares shall be released on any date, at least six (6) months following the Closing, on which (A) the price per Lock-up Share exceeds $15.00 per share for twenty (20) trading days within a consecutive thirty (30) day trading period and (B) the average daily trading volume exceeds one (1) million shares of Common Stock during such consecutive thirty (30) trading day period. Any waiver of the restrictions set forth in this Section 7(a) shall require the approval of a majority of the directors of the Board; provided, however, (i) any waiver of the restrictions in this Section 7(a) in respect of Lock-up Shares held by any of the Topco Equityholders shall require the approval of a majority of the members of the Board who are not Topco Designees and (ii) any waiver of the restrictions in this Section 7(a) in respect of Lock-up Shares held by any of the Horizon Equityholders shall require the approval of a majority of the members of the Board excluding the Horizon Designee.

(b)               Notwithstanding the provisions set forth in Section 7(a), each of the Topco Equityholders, the Horizon Equityholders and any of their respective Permitted Transferees shall be permitted to Transfer their Lock-up Shares during the Lock-up Period (i) to (A) the Company’s officers or directors, (B) any affiliates or family members of the Company’s officers or directors or (C) with respect to any Topco Equityholder and its Permitted Transferees, any direct or indirect partners, members or equity holders of the Topco Equityholders, any Affiliates of the Topco Equityholders or any related investment funds or vehicles controlled or managed by such persons or their respective Affiliates or, with respect to any Horizon Equityholder and its Permitted Transferees, any direct or indirect partners, members or equity holders of the Horizon Equityholders, any Affiliates of the Horizon Equityholders or any related investment funds or vehicles controlled or managed by such persons or their respective Affiliates; (ii) in the case of an individual, by gift to a member of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family or an affiliate of such person; (iii) by gift to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (v) in the case of an individual, pursuant to a qualified domestic relations order, (vi) in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt transaction or enforcement thereunder; (vii) to the Company (provided that any Transfers to the Company are pro rata as between the Topco Equityholders and the Horizon Equityholders, except as otherwise approved by the Board (including at least one Topco Designee and one Horizon Designee)); or (viii) in connection with a liquidation, merger, stock exchange, reorganization, tender offer approved by the Board or a duly authorized committee thereof or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property subsequent to the Closing Date (each such transferee in clauses (i) – (vii) collectively, a “Permitted Transferee”); provided, however, that in the case of clauses (i) through (v) these Permitted Transferees must enter into a written agreement with the Company agreeing to be bound by the transfer restrictions in this Section 7.

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(c)               Notwithstanding anything contained herein to the contrary, the Lock-up Period shall expire, and each Topco Equityholder, Horizon Equityholder and its respective Permitted Transferees, shall be entitled to Transfer all of its Lock-up Shares, immediately upon the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company’s stockholders having the right to exchange their shares of Common Stock of the Company for cash, securities or other property.

8.                  Confidentiality. The Company acknowledges that the Topco Designees and Horizon Designees may, including through one-on-one conversations, communicate confidential information obtained in each of their respective capacities as a director of the Company (other than information whose provision would reasonably be expected to pose a conflict of interest) to the officers, employees, external counsel or other third-party advisors (collectively, “Representatives”) of the Topco Equityholders and the Horizon Equityholders with a duty to keep such information confidential, in each case, in accordance with and subject to this Section 8. The Topco Equityholders and the Horizon Equityholders will, and will cause their respective Affiliates and direct their respective Representatives who actually receive Confidential Information to, except as otherwise required by applicable law, keep confidential any information (including oral, written and electronic information) concerning the Company, its subsidiaries or its Affiliates that may be furnished to any Topco Equityholder, Horizon Equityholder or their respective Representatives by or on behalf of the Company or any of its Representatives pursuant to this Section 8 (“Confidential Information”); provided, that Confidential Information will not include information that (a) was or becomes available to the public other than as a result of a breach of any confidentiality obligation in this Agreement, (b) was or becomes available to the Topco Equityholders, the Horizon Equityholders or their respective Representatives from a source other than the Company or its Representatives or (c) was independently developed by the Topco Equityholders, the Horizon Equityholders or their respective representatives without reference to, incorporation of, or other use of any Confidential Information.

9.                  No Other Voting Trusts or Other Arrangement.  Each Voting Party shall not, and shall not permit any entity under such Voting Party’s control to (i) deposit any Voting Shares or any interest in any Voting Shares in a voting trust, voting agreement or similar agreement, (ii) grant any proxies, consent or power of attorney or other authorization or consent with respect to any of the Voting Shares or (iii) subject any of the Voting Shares to any arrangement with respect to the voting of the Voting Shares, in each case, that conflicts with or prevents the implementation of this Agreement.

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10.              Additional Shares.  Each Voting Party agrees that all securities of the Company that may vote in the election of the Company’s directors that such Voting Party purchases, acquires the right to vote or otherwise acquires Beneficial Ownership of (including by the exercise or conversion of any security exercisable or convertible for shares of Common Stock) after the execution of this Agreement shall be subject to the terms of this Agreement and shall constitute Voting Shares for all purposes of this Agreement.

11.              Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto and, accordingly, that this Agreement shall be specifically enforceable, in addition to any other remedy to which such injured party is entitled at law or in equity, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at law for such breach or threatened breach or an award of specific performance is not an appropriate remedy for any reason at law or equity and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof. Each party further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtain any remedy referred to in this Section 11, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

12.              Termination. Following the Closing, (a) Sections 2, 3, and 6 of this Agreement shall terminate automatically (without any action by any party hereto) on the first date on which no Voting Party has the right to designate a director to the Board under this Agreement; provided, that the provisions in Section 6(b) shall survive such termination; (b) Section 4 of this Agreement shall terminate automatically (without any action by any party hereto) on the first date on which the combined voting power of the Topco Equityholders no longer exceeds fifty percent (50%) of the total voting power of the Company then outstanding; (c) Section 8 of this Agreement shall terminate (i) as to Topco one (1) year after the last Topco Designee no longer serves on the Board and (ii) as to Horizon one (1) year after the Horizon Designee no longer serves on the Board; and (d) the remainder of this Agreement shall terminate automatically (without any action by any party hereto) (i) as to Topco when the Topco Equityholders cease to Beneficially Own any Voting Shares and (ii) as to Horizon when the Horizon Equityholders cease to Beneficially Own any Voting Shares.

13.              Amendments and Waivers.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed by the Company and the Voting Parties. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

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14.              Stock Splits, Stock Dividends, etc. In the event of any stock split, stock dividend, recapitalization, reorganization or the like, any securities issued with respect to Voting Shares held by Voting Parties shall become Voting Shares for purposes of this Agreement. During the term of this Agreement, all dividends and distributions payable in cash with respect to the Voting Shares shall be paid, as applicable, to each of the undersigned Voting Parties and all dividends and distributions payable in Common Stock or other equity or securities convertible into equity with respect to the Voting Shares shall be paid, as applicable, to each of the undersigned Voting Parties, but all dividends and distributions payable in Common Stock or other equity or securities convertible into equity shall become Voting Shares for purposes of this Agreement.

15.              Assignment.

(a)               Neither this Agreement nor any of the rights, duties, interests or obligations of the Company hereunder shall be assigned or delegated by the Company in whole or in part.

(b)               Prior to the expiration of the Lock-up Period, no Voting Party may assign or delegate such Voting Party’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Voting Shares by such Voting Party to a Permitted Transferee in accordance with the terms of the Registration Rights Agreement and this Section 15; provided, that the rights hereunder that are personal to the Voting Parties may not be assigned or delegated in whole or in part, except that (i) the Topco Equityholders shall be permitted to transfer rights hereunder as the Topco Equityholders to one or more other Topco Equityholders or any of their respective Affiliates or direct or indirect partners, members or equity holders (each, a “Topco Transferee”), (ii) the Horizon Equityholders shall be permitted to transfer rights hereunder as the Horizon Equityholders to one or more other Horizon Equityholders or any of their respective Affiliates or direct or indirect partners, members or equity holders (each, a “Horizon Transferee”)and (iii) the Topco Equityholders shall be permitted to designate any Topco Transferee as a “Topco Equityholder” and the Horizon Equityholders shall be permitted to designate any Horizon Transferee as a “Horizon Equityholder”, in each case, for purposes of this Agreement as if such Permitted Transferee were an initial signatory hereto.

(c)               This Agreement and the provisions hereof shall, subject to Section 15(c), inure to the benefit of, shall be enforceable by and shall be binding upon the respective assigns and successors in interest of the Voting Parties, including with respect to any of such Voting Party’s Voting Shares that are transferred to a Permitted Transferee in accordance with the terms of this Agreement and the Registration Rights Agreement.

(d)               No assignment in accordance with this Section 15 by any party hereto (including pursuant to a transfer of any Voting Party’s Voting Shares) of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company or any other party hereto unless and until each of the other parties hereto shall have received (i) written notice of such assignment as provided in Section 23 and (ii) the executed written agreement of the assignee, in a form reasonably satisfactory to each of the other parties hereto, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement) as fully as if it were an initial signatory hereto. Each Voting Party shall not permit the transfer of any such Voting Party’s Voting Shares to a Permitted Transferee unless and until the person to whom such securities are to be transferred has executed a written agreement as provided in clause (ii) of the preceding sentence.

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(e)               Any transfer or assignment made other than as provided in this Section 15 shall be null and void.

(f)                Notwithstanding anything herein to the contrary, for purposes of determining the number of shares of capital stock of the Company held by the Voting Parties, the aggregate number of shares so held by the Voting Parties shall include any shares of capital stock of the Company transferred or assigned to a Permitted Transferee in accordance with the provisions of this Section 15; provided, that any such Permitted Transferee has executed a written agreement agreeing to be bound by the terms and provisions of this Agreement as contemplated by Section 15(d) above, including agreeing to vote or cause to be voted the Voting Shares Beneficially Owned by such Permitted Transferee as required of a Voting Party hereunder.

16.              Treatment of Warrants. In the event the terms of the Horizon Warrants (as defined in the Transaction Agreement) are not modified prior to the Closing in a manner resulting in the treatment of such Horizon Warrants as equity under the rules and guidelines of the SEC at and after the Closing, the Horizon Equityholders and the Topco Equityholders shall support any action taken by the Board to cause the outstanding warrants of the Company immediately following the closing to be treated as equity under the rules and guidelines of the SEC, including by voting (in person or by proxy at a meeting of stockholders or warrantholders of the Company, or by written consent) its Common Stock and warrants to purchase shares of Common Stock in favor of any such changes to the extent such a vote is required.

17.              Actions by the Topco Equityholders and Horizon Equityholders. For the avoidance of doubt, (a) any action to be taken hereunder by the Topco Equityholders shall be taken by the action of the Topco Equityholders holding a majority of the Common Stock then-owned by such Topco Equityholders and (b) any action to be taken hereunder by the Horizon Equityholders shall be taken by the action of the Horizon Equityholders holding a majority of the Common Stock then-owned by such Horizon Equityholders.

18.              Other Rights.  Except as provided by this Agreement, each Voting Party shall retain the full rights of a holder of shares of capital stock of the Company with respect to the Voting Shares, including the right to vote the Voting Shares subject to this Agreement.

19.              Severability. In the event that any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

20.              Governing Law. This Agreement, the rights and duties of the parties hereto, any disputes (whether in contract, tort or statute), and the legal relations between the parties arising hereunder shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware without reference to its conflicts of laws provisions.

21.              Jurisdiction.  Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement shall be brought against any of the parties in the United States District Court for the District of Delaware or any Delaware state court located in Wilmington, Delaware, and each of the parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court.

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22.              WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT.

23.              Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

24.              Notices.  Any notices provided pursuant to this Agreement shall be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery or (iii) transmission by electronic mail.  Notices provided pursuant to this Agreement shall be provided, (x) if to the Company, Hoya Topco or Horizon, in accordance with the terms of the Transaction Agreement or (y) to any other address or email address, as a party designates in writing to the other parties in accordance with this Section 23.

25.              Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties, and supersedes any prior agreement or understanding among the parties, with regard to the subject matter hereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein.

[Remainder of page intentionally left blank; signature pages follow]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

COMPANY:

Vivid Seats Inc.
a Delaware corporation

By:
Name:
Title:

[Signature Page to Stockholders’ Agreement]

VOTING PARTIES:

Hoya Topco, LLC
a Delaware limited liability company

By:
Name:
Title:

Horizon Sponsor, LLC
a Delaware limited liability company

By:
Name:
Title:

[Signature Page to Stockholders’ Agreement]

Annex A

Voting Shares

Holder	Address	Shares of Class A Common Stock	Shares of Class B Common Stock	Warrants	Other Equity Securities / Rights to Acquire Equity Securities
Hoya Topco, LLC
Horizon Sponsor, LLC

Exhibit J - Plan of Merger

See attached.

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the "Plan of Merger") is made on [insert date] between Vivid Seats Inc. (the "Surviving Company") and Horizon Acquisition Corporation (the "Merging Company").

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Statute").

Whereas the Surviving Company is a Delaware corporation and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas the directors of the Merging Company and the directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the "Merger").

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Transaction Agreement dated April 21, 2021 and made between, amongst others, the Surviving Company and the Merging Company (the "Merger Agreement") a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is [insert foreign address] and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

4	Immediately prior to the Effective Date (as defined below), the share capital of the Surviving Company will be US$44,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 40,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 Preference shares of a par value of US$0.0001 each and the Surviving Company will have 100 shares of common stock, par value US$0.01, in issue.

5	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$44,100 divided into 400,000,000 Class A ordinary shares of a par value of US$0.0001 each, 40,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 Preference shares of a par value of US$0.0001 each and the Merging Company will have [*] Class A ordinary Shares and [*] Class B ordinary shares in issue.

6	The date on which it is intended that the Merger is to take effect is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute (the "Effective Date").

7	The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in the Merger Agreement in the form annexed at Annexure 1 hereto.

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8	The rights and restrictions attaching to the shares in the Surviving Company are set out in the v of the Surviving Company in the form annexed at Annexure 2 hereto. The Certificate of Incorporation and Bylaws immediately prior to the Merger shall be its Certificate of Incorporation and Bylaws after the Merger.

9	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

10	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11	The names and addresses of each director of the surviving company (as defined in the Statute) are:

11.1	[Insert name of Director] of [Insert personal address of Director];

11.2	[Insert name of Director] of [Insert personal address of Director]; and

11.3	[repeat for all Directors of the surviving company (i.e. the merged entity)].

12	This Plan of Merger has been approved by the board of directors of the Merging Company pursuant to section 233(3) of the Statute.

13	This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

14	At any time prior to the Effective Date, this Plan of Merger may be:

14.1	terminated by the board of directors of either the Surviving Company or the Merging Company;

14.2	amended by the board of directors of both the Surviving Company and the Merging Company to:

(a)	change the Effective Date provided that such changed date shall not be a date later than the ninetieth day after the date of registration of this Plan of Merger with the Registrar of Companies; and

(b)	effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

15	This Plan of Merger may be executed in counterparts.

16	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by ________________________	)

Duly authorised for	)

and on behalf of	)	Director[1]

Vivid Seats Inc.	)

SIGNED by ________________________	)

Duly authorised for	)

and on behalf of	)	Director[2]

Horizon Acquisition Corporation	)

1 Must be signed by a Director.

2 Must be signed by a Director.

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Annexure 1

Transaction Agreement

Annexure 2

Certificate of Incorporation and Bylaws